UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of Kookmin Bank for Fiscal Year 2019

On March 5, 2020, KB Financial Group Inc. disclosed audit reports of Kookmin Bank, its wholly-owned subsidiary, for fiscal year 2019 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2019 and 2018 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2019.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 6, 2020	By:	/s/ Ki-Hwan Kim
(Signature)

Name: Ki-Hwan Kim
Title: Deputy President and Chief Finance Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2019 and 2018

Kookmin Bank and Subsidiaries

Index

December 31, 2019 and 2018

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholder of Kookmin Bank

Opinion

We have audited the accompanying consolidated financial statements of Kookmin Bank and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2019 and 2018 and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019 and 2018, and its consolidated financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS)

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

Years Ended December 31, 2019 and 2018

(In millions of Korean won)	Notes	2019	2018
Assets
Cash and due from financial institutions	4,6,7,36	14,481,309	14,889,010
Financial assets at fair value through profit or loss	4,6,8,12	13,866,303	12,257,005
Derivative financial assets	4,6,9	2,317,425	1,613,970
Loans at amortized cost	4,6,8,10,11	293,531,433	276,944,202
Financial investments	4,6,8,12	52,419,293	42,723,480
Investments in associates	13	564,711	506,664
Property and equipment	14	3,784,374	3,127,666
Investment property	14	475,968	257,924
Intangible assets	15	268,731	224,208
Current income tax assets	32	13,904	4,638
Deferred income tax assets	16,32	2,263	3,131
Assets held for sale	18	6,941	16,952
Other assets	4,6,17	5,692,383	4,390,408

Total assets		387,425,038	356,959,258

Liabilities
Financial liabilities at fair value through profit or loss	4,6	80,235	87,168
Derivative financial liabilities	4,6,9	2,168,982	1,642,409
Deposits	4,6,19	300,917,482	272,484,528
Debts	4,6,20	19,141,262	17,496,055
Debentures	4,6,21	18,739,992	23,163,585
Provisions	22	311,140	308,374
Net defined benefit liabilities	23	179,110	166,605
Current income tax liabilities	32	8,338	5,737
Deferred income tax liabilities	16,32	248,652	120,867
Other liabilities	4,6,24,30	16,625,612	14,816,064

		358,420,805	330,291,392

Total liabilities
Equity
Capital stock	25	2,021,896	2,021,896
Hybrid securities	25	574,523	—
Capital surplus	25	5,219,704	5,218,788
Accumulated other comprehensive income	25, 34	123,334	115,784
Retained earnings	25, 33	21,064,776	19,311,398
(Provision of regulatory reserve for credit losses
December 31, 2019 : ~~W~~ 2,291,019 million
December 31, 2018 : ~~W~~ 2,150,772 million)
(Amounts estimated to be appropriated
December 31, 2019 : ~~W~~ 150,856 million
December 31, 2018 : ~~W~~ 140,247 million)

Equity attributable to the shareholder of the Parent Company		29,004,233	26,667,866
Non-controlling interest equity		—	—

Total equity		29,004,233	26,667,866

Total liabilities and equity		387,425,038	356,959,258

(*)

The consolidated statement of financial position as at December 31, 2019 is prepared applying Korean IFRS 1116, and the comparative consolidated statement of financial position as at December 31, 2018 has not been restated retrospectively as permitted by the transitional provisions of Korean IFRS 1116.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2019 and 2018

(In millions of Korean won)	Notes	2019	2018
Interest income		10,779,948	10,019,888
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		10,568,018	9,797,583
Interest income from financial instruments at fair value through profit or loss		211,930	222,305
Interest expense		(4,416,161)	(3,919,166)

Net interest income	26	6,363,787	6,100,722

Fee and commission income		1,483,362	1,422,791
Fee and commission expense		(350,066)	(300,043)
Net fee and commission income	27	1,133,296	1,122,748

Net gains on financial instruments at fair value through profit or loss	28	422,624	326,395

Net other operating expenses	29	(600,639)	(696,486)

General and administrative expenses	14,15,23,30,40	(3,887,419)	(3,766,995)

Operating profit before provision for credit losses		3,431,649	3,086,384

Provision for credit losses	7,11,12,17,22	(103,530)	(93,916)

Operating profit		3,328,119	2,992,468
Share of profit of associates	13	29,240	49,698
Net other non-operating income	31	(38,887)	44,172

Net non-operating profit		(9,647)	93,870

Profit before income tax expense		3,318,472	3,086,338
Income tax expense	32	(879,393)	(827,140)

Profit for the year		2,439,079	2,259,198

(Adjusted profit after provision of regulatory reserve for credit losses	25
2019 : ~~W~~2,288,223 million
2018 : ~~W~~2,011,991 million
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	(40,369)	(95,796)
Losses on equity instruments at fair value through other comprehensive income		(17,151)	(36,013)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustments		26,271	27,383
Gains(losses) on debt instruments at fair value through other comprehensive income		34,275	57,188
Share of other comprehensive gains(losses) of associates		7,546	(3,383)
Losses on hedging instruments of net investments in foreign operations		(6,267)	(25,386)
Gains(losses) on cash flow hedging instruments		(15,230)	3,788

Other comprehensive income for the year, net of tax	34	(10,925)	(72,219)

Total comprehensive income for the year		2,428,154	2,186,979

Profit attributable to:
Shareholder of the Parent Company		2,439,079	2,259,198
Non-controlling interests		—	—

		2,439,079	2,259,198
Total comprehensive income for the year attributable to:
Shareholder of the Parent Company		2,428,154	2,186,979
Non-controlling interests		—	—
		2,428,154	2,186,979

(*)

The consolidated statements of comprehensive income for the year ended December 31, 2019 are prepared applying Korean IFRS 1116, and the comparative consolidated statements of comprehensive income for the year ended December 31, 2018 have not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1116.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2019 and 2018

	Attributable to the shareholder of the Parent Company
(In millions of Korean won)	Capital Stock	Hybrid securites	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Non-controlling interests	Total Equity
Balance at January 1, 2018	2,021,896	—	5,219,693	678,094	17,403,751	—	25,323,434

The effect of changes in accounting policies	—	—	—	(490,091)	274,943	—	(215,148)
Balance after reflecting the change of accounting policies	2,021,896	—	5,219,693	188,003	17,678,694	—	25,108,286
Comprehensive income for the year
Profit for the year	—	—	—	—	2,259,198	—	2,259,198
Remeasurements of net defined benefit liabilities	—	—	—	(95,796)	—	—	(95,796)
Net gains on equity instruments at fair value through other comprehensive income	—	—	—	(36,013)	13,638	—	(22,375)
Currency translation adjustments	—	—	—	27,383	—	—	27,383
Net gains on debt instruments at fair value through other comprehensive income	—	—	—	57,188	—	—	57,188
Share of other comprehensive loss of associates	—	—	—	(3,383)	—	—	(3,383)
Losses on hedging instruments of net investments in foreign operations	—	—	—	(25,386)	—	—	(25,386)
Gains on cash flow hedging instruments	—	—	—	3,788	—	—	3,788

Total comprehensive income for the year	—	—	—	(72,219)	2,272,836	—	2,200,617

Transactions with the shareholder
Dividends	—	—	—	—	(640,132)	—	(640,132)
Changes in ownership of subsidiaries	—	—	(905)	—	—	—	(905)

Total transactions with the shareholder	—	—	(905)	—	(640,132)	—	(641,037)

Balance at December 31, 2018	2,021,896	—	5,218,788	115,784	19,311,398	—	26,667,866

Balance at January 1, 2019	2,021,896	—	5,218,788	115,784	19,311,398	—	26,667,866

The effect of changes in accounting policies
Comprehensive income for the year
Profit for the year	—	—	—	—	2,439,079	—	2,439,079
Remeasurements of net defined benefit liabilities	—	—	—	(40,369)	—	—	(40,369)
Net gains on equity instruments at fair value through other comprehensive income	—	—	—	1,324	(18,475)	—	(17,151)
Currency translation adjustments	—	—	—	26,271	—	—	26,271
Net gains on debt instruments at fair value through other comprehensive income	—	—	—	34,275	—	—	34,275
Share of other comprehensive loss of associates	—	—	—	7,546	—	—	7,546
Losses on hedging instruments of net investments in foreign operations	—	—	—	(6,267)	—	—	(6,267)
Gains on cash flow hedging instruments	—	—	—	(15,230)	—	—	(15,230)

Total comprehensive income for the year	—	—	—	7,550	2,420,604	—	2,428,154

Transactions with the shareholder
Dividends	—	—	—	—	(667,226)	—	(667,226)
Issuance of hybrid securities	—	574,523	—	—	—	—	574,523
Changes in ownership of subsidiaries	—	—	916	—	—	—	916

Total transactions with the shareholder	—	574,523	916	—	(667,226)	—	(91,787)

Balance at December 31, 2019	2,021,896	574,523	5,219,704	123,334	21,064,776	—	29,004,233

(*)

The consolidated statements of comprehensive income for the year ended December 31, 2019 are prepared applying Korean IFRS 1116, and the comparative consolidated statements of comprehensive income for the year ended December 31, 2018 have not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1116.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019 and 2018

(In millions of Korean won)	Notes	2019	2018
Cash flows from operating activities
Profit for the year		2,439,079	2,259,198

Adjustment for non-cash items
Net losses(gains) on financial assets/liabilities at fair value through profit or loss		(201,982)	(56,385)
Net losses(gains) on derivative financial instrument for hedging purposes		(110,405)	41,522
Adjustment of fair value of derivative financial instruments		282	410
Provision for credit losses		103,170	93,916
Net gains on financial investments		(95,524)	(88,079)
Share of profit of associates and subsidiaries		(29,240)	(49,698)
Depreciation and amortization expense		509,346	246,488
Other net losses(gains) on property and equipment/intangible assets		1,518	(139,092)
Share-based payment		15,173	4,051
Post-employment benefits		157,946	140,877
Net interest expense		236,930	250,854
Gains on foreign currency translation		(100,131)	(9,004)
Other expense		60,496	16,356

		547,579	452,216

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(1,497,738)	(2,983,784)
Derivative financial instrument		(7,944)	(9,867)
Loans at amortized cost		(16,595,592)	(25,553,376)
Current income tax assets		(9,265)	(1,416)
Deferred income tax assets		1,110	(649)
Other assets		(905,137)	1,622,046
Financial liabilities at fair value through profit or loss		(23,165)	10,419
Deposits		28,107,474	19,633,557
Deferred income tax liabilities		137,700	56,200
Other liabilities		1,176,035	975,835

		10,383,478	(6,251,035)

Net cash inflow(outflow) from operating activities		13,370,136	(3,539,621)

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes		7,120	(14,918)
Disposal of financial assets at fair value through profit or loss		7,807,186	8,303,648
Acquisition of financial assets at fair value through profit or loss		(7,817,304)	(6,220,238)
Disposal of financial investments		59,540,128	53,180,839
Acquisition of financial investments		(68,825,567)	(57,553,020)
Disposal of investments in associates		30,354	44,865
Acquisition of investments in associates		(69,005)	(159,320)
Disposal of property and equipment		60	1,724
Acquisition of property and equipment		(525,605)	(333,949)
Acquisition of investment property		(230,584)	(179)
Disposal of investment property		—	139,639
Disposal of intangible assets		7,126	1,425
Acquisition of intangible assets		(73,726)	(53,057)
Net cash flows from changes in ownership of subsidiaries		212,279	14,280
Others		(59,809)	301,012

Net cash outflow from investing activities		(9,997,347)	(2,347,249)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes		(28,631)	(17,698)
Net increase in debts		1,290,505	1,517,015
Increase in debentures		9,543,968	14,209,940
Decrease in debentures		(14,105,629)	(10,414,512)
Payment of dividends		(667,226)	(640,132)
Net increase(decrease) in other payables from trust accounts		(68,647)	267,076
Issuance of hybrid securities		574,523	—
Others		(66,498)	(220,618)

Net cash inflow(outflow) from financing activities		(3,527,635)	4,701,071

Exchange gains (losses) on cash and cash equivalents		177,664	(35,660)

Net increase(decrease) in cash and cash equivalents		22,818	(1,221,459)
Cash and cash equivalents at the beginning of the year	36	4,856,495	6,077,954

Cash and cash equivalents at the end of the year	36	4,879,313	4,856,495

(*)

The consolidated statements of comprehensive income for the year ended December 31, 2019 are prepared applying Korean IFRS 1116, and the comparative consolidated statements of comprehensive income for the year ended December 31, 2018 have not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1116.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

1. The Bank

Kookmin Bank (the “Bank” or the “Parent Company”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholder of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As at December 31, 2019, the Bank’s paid-in capital is \2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business and other relevant businesses in accordance with the Financial Investment Services and Capital Markets Act, and telecommunication Services in accordance with the Special Act on Financial Innovation Support. As at December 31, 2019, the Bank operates 1,051 domestic branches and offices, and eight overseas branches (excluding four subsidiaries and two offices).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank and its subsidiaries (collectively the “Group”) maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group newly applied the following amended and enacted standards and interpretations from January 1, 2019, and these applications did not have a material impact on the consolidated financial statements, except for the adoption of Korean IFRS 1116 Leases.

•	Amendments to Korean IFRS 1116 Leases

Korean IFRS 1116 adopts a single lease model and requires lesses to recognize assets and liabilities for all leases of which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

The Group changed its accounting policies as a result of adopting Korean IFRS 1116 Leases. The Group applied the new accounting policies retrospectively, as permitted under the specific transitional provisions in the standard. The cumulative effect of initial application of Korean IFRS 1116 was recognized on the date of initial application (January 1, 2019). The Group did not elect to restate its comparative prior financial statements. See Note 42 for the effect of adoption of Korean IFRS 1116 Leases.

•	Amendments of Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendments had no material impact on the Group’s financial statements.

•	Amendments of Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments had no material impact on the Group’s financial statements.

•	Amendments of Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendments had no material impact on the Group’s financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgment or estimate is required to be reassessed. The enactment did not have a significant impact on the financial statements.

•	Amendments to K-IFRS No. 1109, Financial Instruments, and No. 1107, Financial Instruments: Disclosure

Due to benchmark interest rate reform, exceptions have been added that allow hedge accounting to be applied while uncertainty exists. With regards to the hedging relationship, we assume that the benchmark interest rate, which is the underlying variable of cash flows, is not changed by the benchmark interest rate reform when examining the likelihood of anticipated transactions and the subsequent evaluation of the hedging effect. For hedges of interest rate risk factors not specified in the contract, the requirement that the hedged risk must be separately identified applies only at the inception of the hedge relationship. The application of this exception is terminated when uncertainty regarding the timing and amount of cash flows based on the benchmark interest rates resulting from the benchmark interest rate reform ceases or the hedging relationship ceases. The amendments were implemented from January 1, 2020, but the Group adopted those amendments early as early adoption was allowed. The significant benchmark interest rate indicator for the hedge relationship is LIBOR and CD Rates, and the hedge accounted for in this amendment is hedge accounting in Note 9.

•	Annual Improvements 2015-2017 Cycle

Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendments had no material impact on the Group’s financial statements..

Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendments had no material impact on the Group’s financial statements.

Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment had no material impact on the Group’s financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendments had no material impact on the Group’s financial statements.

Certain new accounting standards and interpretations that have been published but are not mandatory for the reporting period commencing January 1, 2019 and have not been early adopted by the Group are set out below.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Group does not expect that these amendments had a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Group does not expect that these amendments had a material impact on the financial statements.

•	New interpretations not yet adopted by the Group

On December 16, 2019, the IFRS Interpretation Committee announced that all economic penalties for the termination of the lease are taken into account when determining the enforceable period for lease term and useful life of leasehold improvements. The Group is analyzing the impact of changes in accounting policy for the enforceable period on consolidated financial statements.

Due to the large number of lease contracts held by the Group and varying terms of the contract, the Group expects that sufficient time would be required to assess items to be included in the review of extensive economic penalty and to establish procedures for collecting and analyzing necessary information. Therefore, the effect of the changes in accounting policy for the lease term has not been reflected in the consolidated financial statements for the current reporting period.

If the accounting policy for the lease term is changed in the annual periods beginning on or after January 1, 2020, the amount of the related right-of-use assets and lease liabilities may increase, and the consolidated financial statements may need to be retroactively restated to reflect this effect.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency. Refer to Notes 3.2.

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax Law for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Group is liable to pay additional income tax calculated based on the tax laws. The new tax law is effective for three years from 2018 and measurement of current and deferred income tax is affected. As the Group’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on material market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

2.4.3 Provisions for Credit Losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on financial assets at amortized cost and fair value through other comprehensive income through impairment test and recognizes provisions for acceptances and guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for the estimation of expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, acceptances and guarantees, and unused loan commitments.

2.4.4 Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions

2.4.5 Estimated Impairment of Goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Parent Company and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Parent Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

If the Group’s share of losses of an associate equals or exceeds its interest in the associate (including long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statement of comprehensive income.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If an associate uses accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the entity in applying the equity method.

3.1.3 Structured Entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.1.4 Trusts and Funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group Transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign Currency Transactions and Balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in the other comprehensive income and the separate component of equity, is reclassified from other comprehensive income to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial Recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income or financial assets at amortized cost. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the Group’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instruments at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent Measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

The Group writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Group considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations. After the write-off, the Group can collect the written-off loans continuously according to the internal policy. Recovered amounts from written-off financial assets are recognized in profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired.

3.3.4 Offsetting

Financial assets and financial liabilities are offset and the net amount are presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.5 Non-derivative Financial Assets

3.5.1 Financial Assets at Fair Value through Profit or Loss

Financial assets classified as held for trading, financial assets designated by the Group as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial Assets at Fair Value through Other Comprehensive Income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income;

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding or;

•

Equity instruments that are not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income.

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income using effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

Upon disposal of financial assets at fair value through other comprehensive income, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are reclassified to retained earnings not to profit or loss at disposal.

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences on the amortized cost of changes in fair value are recognized in profit or loss, and other changes are recognized as equity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.5.3 Financial Assets at Amortized Cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

These financial assets are subsequently carried at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

The carrying amount of financial assets at amortized cost is presented by deducting allowance for doubtful accounts, and the measurement method is described in Note 3.6.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Group measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income with the exception of financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets not subject to the below approach and unused loan commitments on off-balance sheet

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. After initial recognition, loss allowances for the assets without significant increase in credit risk are measured at the amount of 12 month expected credit losses, whereas the loss allowances for the assets with significant increase in credit risk are measured at the amount of lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

The Group determines whether the credit risk has increased significantly using the following information, and if one or more of the following items are met, it is deemed as significant increase in credit risk. Information of more than 30 days overdue is applied to all subsidiaries, and other information is applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Group determines whether the credit risk has increased significantly using the same following information.

•	Exceeds 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information on the Korea Federation of Banks, and etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

If one or more of the following items are met, it is generally deemed as credit-impaired:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of the Korea Federation of Banks

•	A corporate borrower with the credit rating C or D

•	Refinancing or

•	Debt restructuring, and etc.

3.6.1 Forward-looking Information

The Group uses forward-looking information, when it determines whether the credit risk has increased significantly and measures the expected credit losses.

The Group assumes the risk components have a certain correlation with the economic cycle, and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Group has derived a correlation between the time series data of more than 11 years and the key macroeconomic variables, and calculates the expected credit losses by reflecting the results of the correlation on the risk component. The correlation between the major macroeconomic variables and the credit risk is as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+ )
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of the Bank for its business plan taking into account reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research under KB Financial Group with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to use in forecasting future condition of the economy, taking into account the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

3.6.2 Measuring Expected Credit Losses on Financial Assets at Amortized Cost

The expected credit losses on financial assets at amortized cost are measured as the difference between the asset’s contractual terms of cash flow and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Group estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

Collective assessment of impairment is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such methodology applies factors such as type of collateral, product and borrowers, credit rating, portfolio size, recovery period, probability of default estimated for each group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating expected credit loss and to determine factors on the basis of historical loss experience and forward-looking information. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between estimated and actual losses.

Lifetime expected credit loss is measured by applying Probability of Default (“PD”) and adjusted Loss Given Default (“LGD “) reflecting the changes in carrying amount to the carrying amount as at the end of the reporting period deducted by expected repayment of principals.

3.6.3 Measuring Expected Credit Losses on Financial Assets at Fair Value through Other Comprehensive Income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to that of financial assets at amortized cost. However, the changes in loss allowances are recognized as other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of changes in fair value and cash flow of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge and cash flow hedge). The Group designates part of derivatives and non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

See Note 9 for changes in fair value of the hedging instruments and changes in other comprehensive income related to derivatives held for cash flow hedging.

The Group applies hedge accounting for risk management activities aligned with the requirements and qualifying criteria for hedge accounting of Korean IFRS 1109.

3.7.1 Derivative Financial Instruments Held for Trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair Value Hedges

If derivatives and non-derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.7.3 Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in gain or loss (other operating income or expense). The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income and expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Hedge of Net Investment

If derivatives and non-derivatives qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income or loss and the ineffective portion is recognized in net other operating income (expense). The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income or loss to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Risk Management Strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments. Foreign currencies risk arises from net investment in a foreign operation, whose functional currencies differ from the Group’s functional currency.

While the Group entirely hedges the interest rate risk, the Group hedges the foreign currencies risk only the proportional part of the notional amount.

At inception of the hedge relationship, the Group reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction because of the same risk, which is the hedged risk. The Group designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Group designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Group accepts in order to achieve a cost-effective hedging relationship.

The Group avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) are designated as a hedged item, the difference in set-up dates creates an hedge ineffectiveness.

The Group avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between both. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference calculating in set-up dates creates an hedge ineffectiveness.

3.7.6 Embedded Derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, 1) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and, 3) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in net profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.7 Day One Gain and Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 years
Software	Straight-line	4 ~ 5 years
Others	Straight-line	1 ~ 13 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized, because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent Expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, the Group records transaction using memorandum value when it borrows securities from Korea Securities Depository and others. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount is recognized as profit or loss.

3.13.2 Other Financial Liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, debts, debentures and others. Upon of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

In case an asset is sold under repurchase agreement, the Group does not derecognize the asset while the amount sold is accounted for as financial liabilities. The Group derecognizes a financial liability from the consolidated statement of financial position only when the obligation specified in the contract is discharged, cancelled or expired.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.14 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. When an onerous contract is occurred, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	Provisions measured in accordance with Korean IFRS 1109 Financial Instruments and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.16.1 Ordinary share

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares and exercising stock options are deducted, net of tax, from the equity.

3.16.2 Hybrid Capital Securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments. As a result, Hybrid Capital Securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS 1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest Income and Expense

Interest income and expense from debt instruments at fair value through profit or loss (excluding beneficiary certificates, equity investments and other debt instruments), loans, financial instruments at amortized cost and debt instruments at fair value through other comprehensive income, are recognized in statement of comprehensive income using the effective interest method in accordance with IFRS1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid(main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income earned from debt instruments at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.17.2 Fee and Commission Income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees related to performance obligations in the contract satisfied over time

As control over related goods and services of fees and commission income of performance obligation contracts transfer over time, commission income is recognized over the period of performance obligations. Fees and commission income, including asset management fees and commission fees are recognized as the related services are rendered.

Fees earned at a point in time

Fees earned at a point in time are recognized when a customer obtains controls of a promised asset and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging transfer and acquisition of business is recognized as revenue when the transaction has been completed.

A syndication fee that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.17.3 Net Gains/Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (including changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss, excluding interest income calculated by the effective interest rate

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the criteria for hedge accounting

3.17.4 Dividend Income

Dividend income is recognized as profit or loss when the right to receive payment is established. Dividend income is recognized as net gain or loss on financial assets/liabilities at fair value through profit or loss or other operating income in depending of the classification of equity securities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.18 Employee Compensation and Benefits

3.18.1 Post-employment Benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income (loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.18.2 Short-term Employee Benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.18.3 Share-based Payment

The Group has share grant and mileage stock programs to directors and employee. When the stock grant is exercised the Group either distributes issued stock of KB Financial Group Inc., the Parent Company, or makes payment in cash based on the stock price. The mileage stock is exercised, the Group makes payment in cash based on the stock price of KB Financial Group Inc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the fair value of the employee service is recognized as expense and accrued expenses over the vesting period. Also, the Group accounts for the mileage stock in accordance with the requirements of cash-settled share-based payment transactions, and recognizes the corresponding liability and expenses at the vesting period.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.18.4 Termination Benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.19 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

Income tax expense for the period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

3.19.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period

3.19.2 Deferred Income Tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the taxes based amount of assets and liabilities and their carrying amount in the consolidated financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain Tax Positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation processed by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, interest and penalties related to income taxes are recognized in accordance with Korean IFRS 1037 as its economic substances.

3.20 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

3.21 Leases

As explained in Note 2 above, the Group has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 42.

Lease income from operating leases where the Group is a lessor is recognized in income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature. The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of adopting the new leasing standard.

At inception of a contract, the Group is required to assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Group has assessed whether the contract is, or contains, a lease in accordance with the standard. However, the Group did not reassess all contracts as the Group elected to apply the practical expedient not to apply the standard to contracts that were not previously identified as containing a lease. On the basis of the date of initial application, the Group assesses whether the contract is, or contains, a lease.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions. The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~5 million and $5,000).

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

3.22 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other risk types, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Subcommittee

The Risk Management Subcommittee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee approves exotic and hybrid products accompanying credit risk and reviews newly developed products accompanying credit risk. Also, it reviews and approves the exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Strategy Group

The Risk Strategy Group is responsible for managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole. The Group uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit Risk Management

The Group measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Group manages credit risk by allocating credit risk internal capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group has organized a credit risk management group that focuses on credit risk management in accordance with the Group’s credit risk management policy. The Group’s credit group, customer service group and SME/SOHO group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk strategy group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments excluding equity securities to credit risk without consideration of collateral values as at December 31, 2019 and 2018 are as follows:

(In millions of Korean won)	2019	2018
Financial assets
Due from financial institutions [1]	11,786,957	11,831,688
Financial assets at fair value through profit or loss
Securities	13,446,838	11,883,025
Loans	188,133	212,596
Financial instruments indexed to gold	79,805	78,808
Derivatives	2,317,425	1,613,970
Loans at amortized cost [1]	293,531,433	276,944,202
Financial investments
Securities at fair value through other comprehensive income	36,116,988	27,682,463
Securities at amortized cost [1]	13,964,339	12,792,526
Loans at fair value through other comprehensive income	344,292	349,547
Other financial assets [1]	5,464,704	4,199,197

	377,240,914	347,588,022

Off-balance sheet items [2]
Acceptances and guarantees contracts	8,327,494	7,277,136
Financial guarantee contracts	3,305,051	3,135,589
Commitments	87,866,225	81,278,583

	99,498,770	91,691,308

	476,739,684	439,279,330

[1]	Due from financial institutions, loans at amortized cost, securities at amortized cost and other financial assets are presented net of allowance.
[2]	For details of relevant provisions, see Note 22.

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income (debt instruments) other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that which is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Group measures the expected credit losses on loans classified as financial assets measured at amortized cost, and by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income on the financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Credit risk exposure

Loans as at December 31, 2019 and 2018, are classified as follows:

(In millions of Korean won)	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
		Non-impaired	Impaired
Financial assets at amortized cost
Corporate
Grade 1	77,685,587	1,722,935	837	—	—	79,409,359
Grade 2	55,097,112	4,512,631	6,397	—	—	59,616,140
Grade 3	2,486,531	2,135,130	4,188	—	—	4,625,849
Grade 4	423,926	796,468	4,185	—	—	1,224,579
Grade 5	16,648	344,920	744,335	—	—	1,105,903

	135,709,804	9,512,084	759,942	—	—	145,981,830

Retail
Grade 1	135,445,215	3,556,937	7,560	—	—	139,009,712
Grade 2	3,125,163	4,249,881	8,278	—	—	7,383,322
Grade 3	158,769	1,305,097	8,312	—	—	1,472,178
Grade 4	9,468	151,552	2,575	—	—	163,595
Grade 5	8,666	423,127	424,964	—	—	856,757

	138,747,281	9,686,594	451,689	—	—	148,885,564

	274,457,085	19,198,678	1,211,631	—	—	294,867,394

Financial assets at fair value through other comprehensive income
Corporate
Grade 1	210,718	—	—	—	—	210,718
Grade 2	133,574	—	—	—	—	133,574
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	344,292	—	—	—	—	344,292

Retail
Grade 1	—	—	—	—	—	—
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	—	—

	344,292	—	—	—	—	344,292

	274,801,377	19,198,678	1,211,631	—	—	295,211,686

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
		Non-impaired	Impaired
Financial assets at amortized cost
Corporate
Grade 1	69,619,761	1,451,514	1,573	—	—	71,072,848
Grade 2	54,119,274	4,073,167	1,610	—	—	58,194,051
Grade 3	2,698,199	1,691,008	6,566	—	—	4,395,773
Grade 4	395,707	903,215	40,043	—	—	1,338,965
Grade 5	26,019	342,477	935,447	—	—	1,303,943

	126,858,960	8,461,381	985,239	—	—	136,305,580

Retail
Grade 1	124,212,610	4,387,477	8,836	—	—	128,608,923
Grade 2	4,171,518	7,058,259	6,218	—	—	11,235,995
Grade 3	140,074	881,415	4,158	—	—	1,025,647
Grade 4	478,701	154,535	5,103	—	—	638,339
Grade 5	8,478	296,087	379,555	—	—	684,120

	129,011,381	12,777,773	403,870	—	—	142,193,024

	255,870,341	21,239,154	1,389,109	—	—	278,498,604

Financial assets at fair value through other comprehensive income
Corporate
Grade 1	149,226	25,731	—	—	—	174,957
Grade 2	128,712	45,878	—	—	—	174,590
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	277,938	71,609	—	—	—	349,547

	256,148,279	21,310,763	1,389,109	—	—	278,848,151

(*)	Before netting of allowance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Credit risk mitigation by collateral

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit loss		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
		Non-impaired	Impaired
Guarantees	69,711,057	3,834,566	177,047	—	—	73,722,670
Deposits and savings	1,376,045	118,204	6,156	—	—	1,500,405
Property and equipment	3,169,212	314,236	1,123	—	—	3,484,571
Real estate	152,887,321	10,508,403	382,471	—	—	163,778,195

	227,143,635	14,775,409	566,797	—	—	242,485,841

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit loss		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
		Non-impaired	Impaired
Guarantees	60,020,814	5,864,526	146,818	—	—	66,032,158
Deposits and savings	1,372,286	76,960	5,265	—	—	1,454,511
Property and equipment	2,540,384	97,807	2,461	—	—	2,640,652
Real estate	145,155,068	12,512,423	388,109	—	—	158,055,600

	209,088,552	18,551,716	542,653	—	—	228,182,921

4.2.5 Credit Quality of Securities

The credit quality of financial investments excluding equity securities that are exposed to credit risk as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
		Non-impaired	Impaired
Securities at amortized cost
Grade 1	13,894,203	—	—	—	—	13,894,203
Grade 2	33,148	—	—	—	—	33,148
Grade 3	38,230	—	—	—	—	38,230
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	13,965,581	—	—	—	—	13,965,581

Securities at fair value through other comprehensive income
Grade 1	34,841,376	—	—	—	—	34,841,376
Grade 2	1,273,007	—	—	—	—	1,273,007
Grade 3	2,606	—	—	—	—	2,606
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	36,116,989	—	—	—	—	36,116,989

	50,082,570	—	—	—	—	50,082,570

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities at amortized cost
Grade 1	12,769,605	—	—	—	—	12,769,605
Grade 2	9,569	—	—	—	—	9,569
Grade 3	14,649	—	—	—	—	14,649
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	12,793,823	—	—	—	—	12,793,823

Securities at fair value through other comprehensive income
Grade 1	27,120,098	—	—	—	—	27,120,098
Grade 2	559,855	—	—	—	—	559,855
Grade 3	—	—	—	—	—	—
Grade 4	2,510	—	—	—	—	2,510
Grade 5	—	—	—	—	—	—

	27,682,463	—	—	—	—	27,682,463

	40,476,286	—	—	—	—	40,476,286

[1]	Before netting of allowance.

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as at December 31, 2019 are as follows:

	Domestic			Foreign
Credit quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Under BB-	Under BB-	Under BB-	Under B	Under B	Under B2

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit Risk of Due from Financial Institutions

The credit quality of due from financial institutions as at December 31, 2019 and 2018 are classified as follows:

	2019
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions at amortized cost
Grade 1	10,936,300	—	—	—	10,936,300
Grade 2	149,927	—	—	—	149,927
Grade 3	677,249	—	—	—	677,249
Grade 4	—	—	—	—	—
Grade 5	13,990	13,179	360	—	27,529

	11,777,466	13,179	360	—	11,791,005

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions at amortized cost
Grade 1	11,035,800	—	—	—	11,035,800
Grade 2	167,900	—	—	—	167,900
Grade 3	608,314	—	—	—	608,314
Grade 4	19,531	—	—	—	19,531
Grade 5	1,691	—	—	—	1,691

	11,833,236	—	—	—	11,833,236

[1]	Before netting of allowance.

The classification criteria of the credit quality for due from financial institutions are the same as the criteria for securities (excluding equity securities).

4.2.7 Credit Risk Mitigation of Derivative Financial Instruments

The quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as at December 31, 2019 and 2018, is as follows:

(In millions of Korean won)	2019	2018
Deposits and savings, securities and others	496,294	381,959

4.2.8 Credit Risk Concentration Analysis

Details of the Group’s loans by country as at December 31, 2019 and 2018, are as follows:

	2019
((In millions of Korean won)	Retail	Corporate[1]	Total	%	Allowances	Carrying amount
Korea	148,609,480	139,599,908	288,209,388	97.58	(1,303,099)	286,906,289
China	—	3,135,501	3,135,501	1.06	(20,652)	3,114,849
Japan	101	629,717	629,818	0.21	(547)	629,271
United States	—	1,838,883	1,838,883	0.62	(5,421)	1,833,462
Europe	—	752,590	752,590	0.25	(3,680)	748,910
Others	275,983	557,656	833,639	0.28	(2,562)	831,077

	148,885,564	146,514,255	295,399,819	100.00	(1,335,961)	294,063,858

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Retail	Corporate[1]	Total	%	Allowances	Carrying amount
Korea	142,003,442	132,576,712	274,580,154	98.40	(1,524,099)	273,056,055
China	—	2,278,545	2,278,545	0.82	(20,586)	2,257,959
Japan	106	333,918	334,024	0.12	(1,865)	332,159
United States	—	892,958	892,958	0.32	(5,165)	887,793
Europe	—	348,336	348,336	0.12	(498)	347,838
Others	189,476	437,254	626,730	0.22	(2,189)	624,541

	142,193,024	136,867,723	279,060,747	100.00	(1,554,402)	277,506,345

[1]	Expected credit loss of loans at fair value through other comprehensive income as at December 31, 2019 and December 31, 2018, are ~~W~~ 582 million and ~~W~~ 1,307 million, respectively.

Details of the Group’s corporate loans by industry as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Loans[1]	%	Allowances	Carrying amount
Financial institutions	13,564,347	9.26	(5,091)	13,559,256
Manufacturing	42,707,287	29.15	(389,602)	42,317,685
Service	62,713,574	42.80	(178,869)	62,534,705
Wholesale and retail	17,900,225	12.22	(97,238)	17,802,987
Construction	2,833,544	1.93	(163,791)	2,669,753
Public	1,170,823	0.80	(2,005)	1,168,818
Others	5,624,455	3.84	(24,794)	5,599,661

	146,514,255	100.00	(861,390)	145,652,865

	2018
(In millions of Korean won)	Loans[1]	%	Allowances	Carrying amount
Financial institutions	11,118,159	8.12	(5,798)	11,112,361
Manufacturing	42,063,832	30.73	(448,644)	41,615,188
Service	59,278,536	43.31	(249,776)	59,028,760
Wholesale and retail	16,284,464	11.90	(93,091)	16,191,373
Construction	2,640,614	1.93	(283,768)	2,356,846
Public	821,317	0.60	(3,286)	818,031
Others	4,660,801	3.41	(24,512)	4,636,289

	136,867,723	100.00	(1,108,875)	135,758,848

[1]	Expected credit loss of loans at fair value through other comprehensive income as at December 31, 2019 and December 31, 2018, are ~~W~~ 582 million and ~~W~~ 1,307 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of the Group’s retail loans by type as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	77,523,389	52.07	(33,536)	77,489,853
General purpose	71,362,175	47.93	(441,035)	70,921,140

	148,885,564	100.00	(474,571)	148,410,993

	2018
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	70,178,328	49.35	(28,940)	70,149,388
General purpose	72,014,696	50.65	(416,587)	71,598,109

	142,193,024	100.00	(445,527)	141,747,497

Details of the Group’s mortgage loans1 as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Loans	%	Allowances	Carrying amount
Group1	9,410,202	9.99	(4,634)	9,405,568
Group2	19,269,533	20.48	(6,270)	19,263,263
Group3	33,500,810	35.61	(7,304)	33,493,506
Group4	30,517,828	32.44	(13,244)	30,504,584
Group5	1,364,155	1.45	(2,389)	1,361,766
Group6	25,763	0.03	(128)	25,635

	94,088,291	100.00	(33,969)	94,054,322

(In millions of Korean won)	2018
	Loans	%	Allowances	Carrying amount
Group1	6,671,012	7.11	(3,296)	6,667,716
Group2	18,911,235	20.16	(8,322)	18,902,913
Group3	35,580,948	37.94	(8,753)	35,572,195
Group4	32,256,160	34.39	(12,338)	32,243,822
Group5	356,892	0.38	(737)	356,155
Group6	16,776	0.02	(35)	16,741

	93,793,023	100.00	(33,481)	93,759,542

[1]	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

[1]	LTV: Loan to Value ratio

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of the Group’s credit risk concentration of due from financial institutions, securities excluding equity securities and derivative financial instruments as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Finance and insurance	11,791,005	100.00	(4,048)	11,786,957

	11,791,005	100.00	(4,048)	11,786,957

Securities at fair value through profit or loss
Government and government funded institutions	2,810,692	20.90	—	2,810,692
Finance and insurance[1]	9,033,080	67.18	—	9,033,080
Others	1,603,067	11.92	—	1,603,067

	13,446,839	100.00	—	13,446,839

Derivatives
Government and government funded institutions	7,330	0.32	—	7,330
Finance and insurance	2,146,545	92.62	—	2,146,545
Others	163,551	7.06	—	163,551

	2,317,426	100.00	—	2,317,426

Securities at fair value through other comprehensive income[2]
Government and government funded institutions	13,852,627	38.35	—	13,852,627
Finance and insurance	18,726,118	51.85	—	18,726,118
Others	3,538,244	9.80	—	3,538,244

	36,116,989	100.00	—	36,116,989

Securities at amortized cost
Government and government funded institutions	2,317,794	16.60	(15)	2,317,779
Finance and insurance	11,637,772	83.33	(1,225)	11,636,547
Others	10,015	0.07	(2)	10,013

	13,965,581	100.00	(1,242)	13,964,339

	77,637,840		(5,290)	77,632,550

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Finance and insurance	11,833,236	100.00	(1,548)	11,831,688

	11,833,236	100.00	(1,548)	11,831,688

Securities at fair value through profit or loss
Government and government funded institutions	2,755,250	23.19	—	2,755,250
Finance and insurance[1]	7,523,708	63.31	—	7,523,708
Others	1,604,067	13.50	—	1,604,067

	11,883,025	100.00	—	11,883,025

Derivatives
Government and government funded institutions	39,290	2.43	—	39,290
Finance and insurance	1,485,912	92.07	—	1,485,912
Others	88,768	5.50	—	88,768

	1,613,970	100.00	—	1,613,970

Securities at fair value through other comprehensive income[2]
Government and government funded institutions	7,844,258	28.34	—	7,844,258
Finance and insurance	17,770,112	64.19	—	17,770,112
Others	2,068,093	7.47	—	2,068,093

	27,682,463	100.00	—	27,682,463

Securities at amortized cost
Government and government funded institutions	1,937,657	15.15	(4)	1,937,653
Finance and insurance	10,826,102	84.62	(1,287)	10,824,815
Others	30,064	0.23	(6)	30,058

	12,793,823	100.00	(1,297)	12,792,526

	65,806,517		(2,845)	65,803,672

[1]	Collective investment securities included in securities at fair value through profit or loss are classified as finance and insurance.
[2]	Expected credit loss of securities at fair value through other comprehensive income as at December 31, 2019 and December 31, 2018, are ~~W~~ 2,028 million and ~~W~~ 1,348 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of the Group’s credit risk of due from financial institutions, securities, excluding equity securities, and derivative financial instruments by country as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Korea	8,765,109	74.34	—	8,765,109
United States	1,244,220	10.55	—	1,244,220
Others	1,781,676	15.11	(4,048)	1,777,628

	11,791,005	100.00	(4,048)	11,786,957

Securities at fair value through profit or loss
Korea	12,460,493	92.66	—	12,460,493
United States	626,596	4.66	—	626,596
Others	359,750	2.68	—	359,750

	13,446,839	100.00	—	13,446,839

Derivatives
Korea	938,971	40.52	—	938,971
United States	461,145	19.90	—	461,145
France	299,491	12.92	—	299,491
Others	617,819	26.66	—	617,819

	2,317,426	100.00	—	2,317,426

Securities at fair value through other comprehensive income [1]
Korea	33,895,666	93.85	—	33,895,666
United States	423,145	1.17	—	423,145
Others	1,798,178	4.98	—	1,798,178

	36,116,989	100.00	—	36,116,989

Securities at amortized cost
Korea	12,841,002	91.95	(833)	12,840,169
United States	165,745	1.19	(34)	165,711
United Kingdom	765,438	5.48	(237)	765,201
Others	193,396	1.38	(138)	193,258
	13,965,581	100.00	(1,242)	13,964,339

	77,637,840		(5,290)	77,632,550

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	December 31, 2018
	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Korea	9,478,190	80.10	—	9,478,190
United States	667,139	5.64	(6)	667,133
Others	1,687,907	14.26	(1,542)	1,686,365

	11,833,236	100.00	(1,548)	11,831,688

Securities at fair value through profit or loss
Korea	10,524,924	88.57	—	10,524,924
United States	726,271	6.11	—	726,271
Others	631,830	5.32	—	631,830

	11,883,025	100.00	—	11,883,025

Derivatives
Korea	752,028	46.59	—	752,028
United States	285,460	17.69	—	285,460
France	222,905	13.81	—	222,905
Others	353,577	21.91	—	353,577

	1,613,970	100.00	—	1,613,970

Securities at fair value through other comprehensive income [1]
Korea	26,139,297	94.43	—	26,139,297
United States	711,946	2.57	—	711,946
Others	831,220	3.00	—	831,220

	27,682,463	100.00	—	27,682,463

Securities at amortized cost
Korea	11,805,442	92.26	(945)	11,804,497
United States	155,417	1.22	(32)	155,385
United Kingdom	705,790	5.52	(247)	705,543
Others	127,174	1.00	(73)	127,101
	12,793,823	100.00	(1,297)	12,792,526

	65,806,517		(2,845)	65,803,672

[1]	Expected credit loss of securities at fair value through other comprehensive income as at December 31, 2019 and December 31, 2018, are ~~W~~ 2,028 million and ~~W~~ 1,348 million, respectively.

Due from financial institutions, financial assets at fair value through profit or loss that linked to gold price and derivatives are mostly relevant to finance and insurance industry with high credit ratings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2 Liquidity Risk Management and Indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Group.

The Group has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, LCR, NSFR, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3 Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as at December 31, 2019 and 2018, is as follows:

(In millions of Korean won)	2019
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	4,738,842	283,601	233,046	487,877	—	—	5,743,366
Financial assets at fair value through profit or loss [2]	13,677,669	251	17,846	134,012	—	87,445	13,917,223
Derivatives held for trading [2]	2,184,099	—	—	—	—	—	2,184,099
Derivatives held for hedging [3]	—	4,306	17,145	24,016	39,693	66,176	151,336
Loans at amortized cost	—	22,455,411	28,091,644	115,979,519	78,654,724	89,601,437	334,782,735
Financial investments	1,893,179	1,253,141	3,045,348	10,727,300	35,015,283	2,859,162	54,793,413
Financial assets at fair value through other comprehensive income [4]	1,893,179	310,261	1,122,554	5,499,868	30,502,706	456,250	39,784,818
Securities at amortized cost	—	942,880	1,922,794	5,227,432	4,512,577	2,402,912	15,008,595
Other financial assets	—	3,672,079	—	996,994	—	—	4,669,073

	22,493,789	27,668,789	31,405,029	128,349,718	113,709,700	92,614,220	416,241,245

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	80,235	—	—	—	—	—	80,235
Derivatives held for trading [2]	2,132,771	—	—	—	—	—	2,132,771
Derivatives held for hedging [3]	—	5,973	696	(4,529)	11,575	129	13,844
Deposits [5]	137,848,626	17,156,280	27,200,257	109,833,508	10,608,833	2,538,473	305,185,977
Debts	1,407	5,218,386	2,484,905	6,541,727	4,473,295	753,997	19,473,717
Debentures	22,285	1,014,596	1,870,767	5,668,559	9,593,393	1,633,467	19,803,067
Lease liabilities	520	14,196	27,962	101,976	198,415	13,885	356,954
Other financial liabilities	—	12,130,281	773	77,688	88,594	—	12,297,336

	140,085,844	35,539,712	31,585,360	122,218,929	24,974,105	4,939,951	359,343,901

Off-balance sheet items
Commitments [6]	87,866,225	—	—	—	—	—	87,866,225
Acceptances and guarantees contracts	8,327,494	—	—	—	—	—	8,327,494
Financial guarantee contracts [7]	3,305,051	—	—	—	—	—	3,305,051

	99,498,770	—	—	—	—	—	99,498,770

[1]	The amounts of ~~W~~ 8,759,558 million which are restricted amount due from the financial institutions as at December 31, 2019 are excluded.
[2]

Financial liabilities at fair value through profit or loss derivatives held for trading and financial assets at fair value through profit or loss (excluding loans) are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[4]

Equity securities designated as financial assets at fair value through other comprehensive income included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity securities which are restricted for sale, these will be classified to its respective maturity when the restriction on disposal is released.

[5]	Deposits that are contractually repayable on demand or on short notice are included under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

(In millions of Korean won)	2018
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	4,727,159	339,350	178,406	458,164	—	—	5,703,079
Financial assets at fair value through profit or loss [2]	12,043,909	230	7,182	184,881	5,542	90,736	12,332,480
Derivatives held for trading [2]	1,533,650	—	—	—	—	—	1,533,650
Derivatives held for hedging [3]	—	2,289	1,364	16,251	20,025	40,830	80,759
Loans at amortized cost	—	18,705,807	27,929,002	107,831,857	71,668,732	95,363,933	321,499,331
Financial investments	1,898,944	2,176,313	3,646,572	13,634,982	20,703,303	2,454,592	44,514,706
Financial assets at fair value through other comprehensive income [4]	1,898,944	1,418,537	2,278,547	9,765,281	14,987,787	191,966	30,541,062
Securities at amortized cost	—	757,776	1,368,025	3,869,701	5,715,516	2,262,626	13,973,644
Other financial assets	285	2,449,979	520	1,020,442	—	—	3,471,226

	20,203,947	23,673,968	31,763,046	123,146,577	92,397,602	97,950,091	389,135,231

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	87,168	—	—	—	—	—	87,168
Derivatives held for trading [2]	1,553,858	—	—	—	—	—	1,553,858
Derivatives held for hedging [3]	—	4,091	(4,249)	(14,415)	15,660	31	1,118
Deposits [5]	123,264,494	16,840,316	27,895,787	94,902,004	11,164,154	2,780,594	276,847,349
Debts	872	2,683,213	3,317,577	6,830,511	4,348,308	669,151	17,849,632
Debentures	30,160	702,704	2,368,679	8,329,923	12,113,285	673,863	24,218,614
Other financial liabilities	—	10,451,177	2,206	76,647	60,145	—	10,590,175

	124,936,552	30,681,501	33,580,000	110,124,670	27,701,552	4,123,639	331,147,914

Off-balance sheet items
Commitments [6]	81,278,583	—	—	—	—	—	81,278,583
Acceptances and guarantees contracts	7,277,136	—	—	—	—	—	7,277,136
Financial guarantee contracts [7]	3,135,590	—	—	—	—	—	3,135,590

	91,691,309	—	—	—	—	—	91,691,309

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[1]	The amounts of ~~W~~ 9,203,969 million which are restricted amount due from the financial institutions as at December 31, 2018, are excluded.
[2]

Financial liabilities at fair value through profit or loss derivatives held for trading and financial assets at fair value through profit or loss (excluding loans) are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity securities designated as financial assets at fair value through other comprehensive income included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity securities which are restricted for sale, these will be classified to its respective maturity when the restriction on disposal is released.

[5]	Deposits that are contractually repayable on demand or on short notice are included under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The remaining contractual cash flows of derivatives held for cash flow hedging as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	38	357	1,015	564	—	1,974
Cash flow to be paid of net settlement derivatives	191	1,340	2,001	342	—	3,874

	2018
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	251	2,548	4,871	11,642	—	19,312
Cash flow to be paid of net settlement derivatives	197	129	493	79	—	898

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk Management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Group establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Management Committee (ALCO) determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies, and enacts and amends relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The ALM Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the ALM Department. Also, the Risk Management Department independently reports related information to management.

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Value at Risk (VaR)

i. Value at Risk (VaR)

The Group uses the Value-at-Risk methodology to measure the market risk of trading positions.

The Group now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Group compares both the actual and hypothetical profit or loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

The units that analyze total VaR can be categorized as follows: ① by product: interest rate products (debt securities in Korean won and foreign currencies, etc.), foreign currency products (spots, futures, and CRS, etc.), equity securities (equities, ELS, etc.), ② by risk factors: interest rates (government bond interest rate in Korean won and foreign currencies, corporate bond interest rate, etc.), exchange rates (USD/KRW, USD/JPY, etc.), and stock market indexes (KOSPI, S&P 500, etc.); the Group previously assesses VaR by product considering timeliness and efficiency.

However, as the amount of investment property in foreign currencies increases, products evaluated as multiple risk factors (i.e. for foreign currency bonds, ① by product: interest rate product ② by risk factor: interest rate and foreign exchange rate) had a tendency that dispersion effect is excessive due to not reflecting the actual hedge position by products in detail; to prevent which, the Group has decided to use VaR by risk factor from 2018.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Average	Minimum	Maximum	Ending
Interest rate risk	11,190	1,725	20,467	16,628
Stock price risk	3,434	2,402	4,310	3,914
Foreign exchange rate risk	15,760	11,416	20,704	13,081
Deduction of diversification effect				(13,246)

Total VaR	17,545	13,641	24,849	20,377

	2018
(In millions of Korean won)	Average	Minimum	Maximum	Ending
Interest rate risk	12,513	6,044	18,684	7,074
Stock price risk	2,995	1,253	4,831	3,348
Foreign exchange rate risk	9,443	5,033	16,453	16,453
Deduction of diversification effect				(11,939)

Total VaR	16,221	11,653	23,078	14,936

The required equity capital using the standard method related to the positions which are not measured by VaR as at December 31, 2019 and 2018, is as follows:

(In millions of Korean won)	2019	2018
Interest rate risk	83,731	112,153
Stock price risk	1,954	19,756
Foreign exchange rate risk	1,850	1,339

	87,535	133,248

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk arises primarily from stock spot positions held by payment guarantee trust and stock-related derivatives of the Capital Markets Department. These stock price risks are managed through VaR, sensitivity limits and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US Dollars and Chinese Yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading Position (Interest Rate Risk of Banking Book)

i. Definition of interest rate risk of banking book

Interest rate risk of banking book(IRRBB) is interest rate risk arises from a change in equity and earnings caused by fluctuation in value of interest rate sensitive assets and liabilities, and these risks are measured with change in Economic Value of Equity (ΔEVE) or interest rate VaR and change in Net Interest Income (ΔNII).

ii. Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for interest rate risk management, and the management department regularly reports on interest rate risk levels of ΔEVE, ΔNII and changes of market conditions etc., as compared to the set limit and changes of market conditions etc. To measure the sensitivity of banks’ Economic Value of Measures and Earnings-Based Measures affected by interest rate changes, the interest rate and duration gaps of assets and liabilities are calculated every month. In addition, the management department conducts interest rate risk crisis analysis at least once a quarter, assuming abnormal interest rate fluctuations, and reports the results to the Risk Management Council. Independent internal and external audit departments regularly check the process of identifying, measuring and monitoring interest rate risk. The evaluation of adequacy of interest rate risk model is regularly conducted at least once a year by a department that is independent of the function they are assigned to review.

iii. Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The Bank separately calculates ΔEVE for the internal management purpose using Historical-simulation based on the volatility of interest rates in the past finance crisis(FY08-FY09), the portfolio of assets/liabilities and 27 interest rate gaps, considering the management strategy.

iv. The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges the interest rate risk through the same back-to-back interest rate swap transaction. The Bank officially documents and manages the risk management strategy for hedge accounting application, risk management purpose, hedging relationship, and methods for assessing compliance with hedge effectiveness.

v. Main assumptions used for calculating ΔEVE, ΔNII

Interest rate risk is measured by considering the cash flows of all interest-sensitive assets, liabilities and off-balance sheet items in the Banking Book. ΔEVE assumes a run-off balance sheet with an outflow view in which existing bank account positions are derecognized and are not replaced by new business.

In addition, ΔEVE is calculated by the cash flows generated by applying contracted interest rates which include commercial margins and other interest rate components are used for ΔEVE. Risk-free interest rate that does not include commercial margins and other interest rate components is applied when discounting the estimated cash flows to present value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

ΔNII is computed assuming a constant balance sheet, where maturing or repricing cash flows are replaced by new cash flows with identical features with regard to the amount, replaced period and spread components. Interest rate risk for interest rate shock scenarios is calculated considering only loss in each currency. Non-maturity deposits are categorized as retail_transactional, retail_non- transactional and wholesale according to depositor characteristics and account characteristics. The core deposit rate and upper average maturity cap of each aforementioned category are considered to determine average interest rate repricing maturity of non-maturity deposits. The average interest rate repricing maturity for non-maturity deposits is 2.5 years for core deposits and 1 day for non-core deposits, with the longest interest rate repricing maturity of 5 years. The prepayment rate of fixed-rate loan and early redemption rate of term deposit are estimated based on prepayment amount of fixed-rate loan and early redemption amount of term deposits during a month, respectively.

vi. ΔEVE, ΔNII

The Group calculates ΔEVE by applying six rate shock and stress scenarios, and ΔNII by applying parallel shock up and down scenarios. The results as at December 31, 2019 are as follows:

	(2019
In millions of Korean won)	Changes in the Economic Value of Equity Capital	Changes in net interest income
Scenario 1 (Parallel up)	483,207	152,013
Scenario 2 (Parallel down)	31,718	9,717
Scenario 3(Steepener)	257,756	—
Scenario 4 (Flattener)	411,237	—
Scenario 5 (Short rate up)	378,380	—
Scenario 6 (Short rate down)	492,047	—
Maximum of Scenarios 1-6	492,047	152,013
Basic capital	27,609,684	—

(*) As of the end of December 2019, interest rate risk was calculated by different method from the previous disclosure due to the revision of the Detailed Supervisory Regulations on Banking Business.

The risk is measured using interest rate VaR, which is the maximum possible amount of loss that can occur at 99.90% confidence on interest rate risk and the results as at December 31, 2018 are as follows:

(In millions of Korean won)	2018
Interest Rate VaR	168,282

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.4.5 Financial Assets and Liabilities in Foreign Currencies

Financial assets and liabilities in foreign currencies as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,914,554	254,502	145,066	33,239	1,148,375	490,021	3,985,757
Financial assets at fair value through profit or loss	1,700,956	3,387	165,330	3,373	—	23,355	1,896,401
Derivatives held for trading	98,786	—	—	—	6,786	—	105,572
Derivatives held for hedging	83,610	—	—	—	—	—	83,610
Loans at amortized cost	14,070,820	465,849	593,530	137,585	1,205,297	613,780	17,086,861
Financial assets at fair value through other comprehensive income	3,953,899	21,267	5,192	—	282,390	37,977	4,300,725
Financial assets at amortized cost	1,026,325	—	—	—	97,844	—	1,124,169
Other financial assets	1,193,680	230,223	289,187	5,178	167,525	87,967	1,973,760

	24,042,630	975,228	1,198,305	179,375	2,908,217	1,253,100	30,556,855

Financial liabilities
Derivatives held for trading	212,569	6	53	—	7,806	—	220,434
Derivatives held for hedging	35,538	—	—	—	—	—	35,538
Deposits	11,939,600	731,178	761,897	45,340	1,471,566	530,990	15,480,571
Debts	8,576,321	125,096	340,530	118,848	15,092	73,640	9,249,527
Debentures	4,083,040	—	—	—	—	101,967	4,185,007
Other financial liabilities	2,111,089	59,761	97,325	21,583	173,480	163,990	2,627,228

	26,958,157	916,041	1,199,805	185,771	1,667,944	870,587	31,798,305

Off-balance sheet items	16,745,727	32,694	191,210	—	252,369	37,195	17,259,195

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,374,423	307,580	188,508	24,536	1,088,299	362,727	3,346,073
Financial assets at fair value through profit or loss	1,756,048	44,175	69,728	—	—	17,773	1,887,724
Derivatives held for trading	98,101	—	—	—	4,643	—	102,744
Derivatives held for hedging	32,996	—	—	—	—	—	32,996
Loans at amortized cost	12,155,429	333,848	571,077	5,993	990,705	396,228	14,453,280
Financial assets at fair value through other comprehensive income	2,999,581	36,538	5,134	—	125,571	3,699	3,170,523
Financial assets at amortized cost	949,227	—	—	—	38,802	—	988,029
Other financial assets	942,708	297,430	17,184	21,447	251,725	24,149	1,554,643

	20,308,513	1,019,571	851,631	51,976	2,499,745	804,576	25,536,012

Financial liabilities
Derivatives held for trading	103,451	14	42	—	4,062	—	107,569
Derivatives held for hedging	88,367	—	—	—	—	—	88,367
Deposits	8,948,057	616,551	491,628	48,264	1,263,562	450,340	11,818,402
Debts	8,984,548	90,778	184,173	—	11,393	24,057	9,294,949
Debentures	3,960,312	—	31,979	—	—	42,240	4,034,531
Other financial liabilities	898,222	103,395	130,282	3,566	265,080	41,853	1,442,398

	22,982,957	810,738	838,104	51,830	1,544,097	558,490	26,786,216

Off-balance sheet items	13,573,398	32,619	1,262	—	270,018	7,552	13,884,849

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the Group. In addition, the Group established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

4.6 Capital Management

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013.

The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as at December 31, 2019. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Group is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 8.0% (December 31, 2018: 7.125%), a Tier 1 Ratio of 9.5% (December 31, 2018: 8.625%), and a Total Regulatory Capital Ratio of 11.5% (December 31, 2018: 10.625%)).

The Group’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•

Common Equity Tier 1 Capital: Common Equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk weighted asset by each risk (credit risk, market risk and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation. The Group complied with external capital adequacy requirements as at December 31, 2019 and December 31, 2018.

In addition to the capital ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The internal capital is calculated by adding the stress testing results and other required items to the total internal capitals which are calculated for each risk.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and business group. Each business group efficiently operates its capital within range of granted internal capital. The Risk Management Department of the Group monitors a management of the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits.

Details of the Group’s capital adequacy calculation in line with Basel III requirements as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Equity Capital:	29,809,730	27,694,178
Tier I Capital	27,609,684	25,567,995
Common Equity Tier 1 Capital	27,035,161	25,567,995
Additional Tier 1 Capital	574,523	—
Tier II Capital	2,200,046	2,126,183
Risk-weighted assets:	188,075,177	178,433,263
Credit risk[1]	172,985,173	163,693,288
Market risk[2]	5,150,641	4,747,989
Operational risk[3]	9,939,363	9,991,986
Equity Capital (%):	15.85	15.52
Tier I Capital (%)	14.68	14.33
Common Equity Tier 1 Capital (%)	14.37	14.33

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach an Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking: The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs, and their local subsidiaries-related works

•	Retail banking: The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust and other activities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Financial information by business segment for the years ended December 31, 2019 and 2018 are as follows:

	2019
(In millions of Korean won)	Corporate Banking	Retail Banking	Others	Intra-group Adjustment	Total
Operating revenues from external customers	2,557,438	2,979,503	1,782,127	—	7,319,068
Segment operating revenues (expenses)	22,838	—	24,382	(47,220)	—
	2,580,276	2,979,503	1,806,509	(47,220)	7,319,068
Net interest income	2,844,881	3,148,061	370,603	242	6,363,787
Interest income	4,642,555	4,872,937	1,302,085	(37,629)	10,779,948
Interest expense	(1,797,674)	(1,724,876)	(931,482)	37,871	(4,416,161)
Net fee and commission income	349,393	471,869	329,432	(17,398)	1,133,296
Fee and commission income	459,879	577,845	473,637	(27,999)	1,483,362
Fee and commission expense	(110,486)	(105,976)	(144,205)	10,601	(350,066)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss	(2,527)	—	474,420	(49,269)	422,624
Net other operating income (expense)	(611,471)	(640,427)	632,054	19,205	(600,639)
General and administrative expenses	(1,241,721)	(1,982,375)	(663,618)	295	(3,887,419)
Operating profit before provision for credit losses	1,338,555	997,128	1,142,891	(46,925)	3,431,649
Reversal (provision) for credit losses	125,919	(235,995)	7,582	(1,036)	(103,530)
Operating profit	1,464,474	761,133	1,150,473	(47,961)	3,328,119
Share of profit of associates	—	—	29,240	—	29,240
Net other non-operating income (expense)	(263)	—	(19,741)	(18,883)	(38,887)
Segment profit before income tax expense	1,464,211	761,133	1,159,972	(66,844)	3,318,472
Income tax income (expense)	(404,425)	(209,311)	(265,190)	(467)	(879,393)
Profit for the year	1,059,786	551,822	894,782	(67,311)	2,439,079
Profit attributable to the shareholder of the Parent Company	1,059,786	551,822	894,782	(67,311)	2,439,079
Profit attributable to non-controlling interests	—	—	—	—	—
Total assets [1]	139,496,394	147,468,173	104,297,056	(3,836,585)	387,425,038
Total liabilities [1]	142,063,121	161,834,984	56,127,857	(1,605,157)	358,420,805

[1]	Amounts before intra-segment transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Corporate Banking	Retail Banking	Others	Intra-group Adjustment	Total
Operating revenues from external customers	2,386,035	2,989,240	1,478,104	—	6,853,379
Segment operating revenues (expenses)	27,687	—	(39,343)	11,656	—
	2,413,722	2,989,240	1,438,761	11,656	6,853,379
Net interest income	2,753,928	2,960,598	386,407	(211)	6,100,722
Interest income	4,267,675	4,547,615	1,227,614	(23,016)	10,019,888
Interest expense	(1,513,747)	(1,587,017)	(841,207)	22,805	(3,919,166)
Net fee and commission income	287,978	490,447	362,846	(18,523)	1,122,748
Fee and commission income	381,481	583,213	486,034	(27,937)	1,422,791
Fee and commission expense	(93,503)	(92,766)	(123,188)	9,414	(300,043)
Net gains (losses) on financial assets/ liabilities at fair value through profit or loss	13,933	—	297,938	14,524	326,395
Net other operating income (expense)	(642,117)	(461,805)	391,570	15,866	(696,486)
General and administrative expenses	(1,091,556)	(1,970,409)	(706,164)	1,134	(3,766,995)
Operating profit before provision for credit losses	1,322,166	1,018,831	732,597	12,790	3,086,384
Reversal (provision) for credit losses	77,224	(179,229)	(273)	8,362	(93,916)
Operating profit	1,399,390	839,602	732,324	21,152	2,992,468
Share of profit of associates	—	—	49,698	—	49,698
Net other non-operating income (expense)	(65)	—	123,936	(79,699)	44,172
Segment profit before income tax expense	1,399,325	839,602	905,958	(58,547)	3,086,338
Income tax income (expense)	(386,764)	(230,891)	(208,403)	(1,082)	(827,140)
Profit for the year	1,012,561	608,711	697,555	(59,629)	2,259,198
Profit attributable to the shareholder of the Parent Company	1,012,561	608,711	697,555	(59,629)	2,259,198
Profit attributable to non-controlling interests	—	—	—	—	—
Total assets [1]	131,303,734	140,814,393	88,399,951	(3,558,820)	356,959,258
Total liabilities [1]	123,880,329	152,173,062	55,478,601	(1,240,600)	330,291,392

[1]	Amounts before intra-segment transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018 and 2017

5.2 Services and Geographical Segments

5.2.1 Services Information

Operating revenues from external customers by services for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Corporate banking service	2,557,438	2,386,035
Retail banking service	2,979,503	2,989,240
Other service	1,782,127	1,478,104

	7,319,068	6,853,379

5.2.2 Geographical Information

Geographical operating revenues from external customers for the years ended December 31, 2019 and 2018, and major non-current assets as at December 31, 2019 and 2018, are as follows:

	2019		2018
(In millions of Korean won)	Revenues from external customers	Major non-current assets	Revenues from external customers	Major non-current assets
Domestic	7,156,642	4,488,801	6,721,355	3,600,570
United States	13,971	9,452	11,727	144
New Zealand	6,946	3,516	6,213	72
China	92,475	12,946	81,620	3,623
Japan	6,692	3,480	4,166	1,210
Myanmar	4,002	1,570	2,675	707
Vietnam	10,449	1,938	7,655	239
Cambodia	14,764	3,944	9,849	2,696
United Kingdom	9,958	1,893	8,119	537
India	3,169	1,533	—	—
Intra-group Adjustment	—	—	—	—

	7,319,068	4,529,073	6,853,379	3,609,798

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	14,481,309	14,478,216
Financial assets at fair value through profit or loss	13,866,303	13,866,303
Debt securities	13,446,838	13,446,838
Equity securities	151,527	151,527
Loans	188,133	188,133
Others	79,805	79,805
Derivatives held for trading	2,184,099	2,184,099
Derivatives held for hedging	133,326	133,326
Loans at amortized cost	293,531,433	293,767,751
Financial assets at fair value through other comprehensive income	38,454,954	38,454,954
Debt securities	36,116,988	36,116,988
Equity securities	1,993,674	1,993,674
Loans	344,292	344,292
Securities at amortized cost	13,964,339	14,056,395
Others	5,464,704	5,464,704

	382,080,467	382,405,748

Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	80,235
Derivatives held for trading	2,132,770	2,132,770
Derivatives held for hedging	36,212	36,212
Deposits	300,917,482	301,409,018
Debts	19,141,262	19,141,682
Debentures	18,739,992	18,959,416
Other financial liabilities	15,446,504	15,446,504

	356,494,457	357,205,837

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	14,889,010	14,885,511
Financial assets at fair value through profit or loss	12,257,005	12,257,005
Debt securities	11,883,025	11,883,025
Equity securities	82,576	82,576
Loans	212,596	212,596
Others	78,808	78,808
Derivatives held for trading	1,533,650	1,533,650
Derivatives held for hedging	80,321	80,321
Loans at amortized cost	276,944,202	276,957,040
Financial assets at fair value through other comprehensive income	29,930,955	29,930,955
Debt securities	27,682,464	27,682,464
Equity securities	1,898,944	1,898,944
Loans	349,547	349,547
Securities at amortized cost	12,792,526	12,823,961
Others	4,199,197	4,199,197

	352,626,866	352,667,640

Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	87,168
Derivatives held for trading	1,553,858	1,553,858
Derivatives held for hedging	88,551	88,551
Deposits	272,484,528	273,131,227
Debts	17,496,056	17,523,408
Debentures	23,163,585	23,445,303
Other financial liabilities	13,297,404	13,297,394

	328,171,150	329,126,909

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities/ Gold deposits and deposits due to customers	The fair value of financial instruments, gold deposits and deposits due to customers that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Monte Carlo Simulation, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model and Net Asset Value Method.

Loans	The fair value of loans is determined through DCF Model and the use of independent third-party pricing services. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate. Fair value of the other loans that is not determined through DCF model is determined by independent third-party pricing services using Tree Model.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation and the Tree model or independent third-party valuation service. For OTC derivatives, the credit risk of counterparty and the Group’s own credit risk are applied through CVA(Credit Valuation Adjustment).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs and use of DCF Model to calculate fair value.

Other Financial assets and liabilities	The carrying amounts are reasonable approximation of fair values, without applying DCF Model. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as at December 31, 2019 and 2018, are as follows:

	2019
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Debt securities	2,960,226	8,633,172	1,853,440	13,446,838
Equity securities	107,480	—	44,047	151,527
Loans	—	—	188,133	188,133
Others	79,805	—	—	79,805

	3,147,511	8,633,172	2,085,620	13,866,303

Derivatives held for trading	—	2,184,029	70	2,184,099
Derivatives held for hedging	—	133,326	—	133,326
Financial assets at fair value through other comprehensive income
Debt securities	12,896,896	23,220,092	—	36,116,988
Equity securities	952,427	—	1,041,247	1,993,674
Loans	—	344,292	—	344,292

	13,849,323	23,564,384	1,041,247	38,454,954

	16,996,834	34,514,911	3,126,937	54,638,682

Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	—	—	80,235
Derivatives held for trading	—	2,132,286	484	2,132,770
Derivatives held for hedging	—	36,212	—	36,212

	80,235	2,168,498	484	2,249,217

	2018
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Debt securities	2,298,811	8,103,073	1,481,141	11,883,025
Equity securities	43,088	—	39,488	82,576
Loans	—	—	212,596	212,596
Others	78,808	—	—	78,808

	2,420,707	8,103,073	1,733,225	12,257,005

Derivatives held for trading	—	1,533,572	78	1,533,650
Derivatives held for hedging	—	80,321	—	80,321
Financial assets at fair value through other comprehensive income
Debt securities	8,998,246	18,684,218	—	27,682,464
Equity securities	971,367	—	927,577	1,898,944
Loans	—	349,547	—	349,547

	9,969,613	19,033,765	927,577	29,930,955

	12,390,320	28,750,731	2,660,880	43,801,931

Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	—	—	87,168
Derivatives held for trading	—	1,553,072	786	1,553,858
Derivatives held for hedging	—	88,551	—	88,551

	87,168	1,641,623	786	1,729,577

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities at fair value in the statements of financial position and classified as Level 2 as at December 31, 2019 and 2018, are as follows:

	Fair value	Valuation techniques	Inputs
(In millions of Korean won)	2019
Financial assets
Financial assets at fair value through profit or loss
Debt securities	8,633,172	DCF Model, Net Asset Value, Monte Carlo Simulation	Discount rate, Interest rate, prices of underlying assets(debt securities, stocks, etc.)

	8,633,172

Derivatives held for trading	2,184,029	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and stock price and others
Derivatives held for hedging	133,326	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income
Debt securities	23,220,092	DCF Model	Discount rate
Loans	344,292	DCF Model	Discount rate

	23,564,384

	34,514,911

Financial liabilities
Derivatives held for trading	2,132,286	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	36,212	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	2,168,498

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	Fair value	Valuation techniques	Inputs
(In millions of Korean won)	2018
Financial assets
Financial assets at fair value through profit or loss
Debt securities	8,103,073	DCF Model, Net Asset Value	Discount rate, prices of underlying assets(debt securities, stocks, etc.)

	8,103,073

Derivatives held for trading	1,533,572	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	80,321	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income
Debt securities	18,684,218	DCF Model	Discount rate
Loans	349,547	DCF Model	Discount rate

	19,033,765

	28,750,731
Financial liabilities
Derivatives held for trading	1,553,072	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	88,551	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	1,641,623

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as at December 31, 2019 and 2018, is as follows:

	2019
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions[1]	2,694,352	10,695,432	1,088,432	14,478,216
Loans at amortized cost	—	—	293,767,751	293,767,751
Securities at amortized cost	4,372,712	9,683,683	—	14,056,395
Other financial assets[2]	—	—	5,464,704	5,464,704

	7,067,064	20,379,115	300,320,887	327,767,066

Financial liabilities
Deposits[1]	—	138,097,349	163,311,669	301,409,018
Debts[1]	—	4,685	19,136,997	19,141,682
Debentures	—	18,959,416	—	18,959,416
Other financial liabilities[2]	—	—	15,446,504	15,446,504

	—	157,061,450	197,895,170	354,956,620

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]

The carrying amounts of other financial assets and other financial liabilities that are classified as Level 3 are reasonable approximation of the fair values and presented in the financial statements as at December 31, 2019.

	2018
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions[1]	3,057,323	10,827,281	1,000,908	14,885,512
Loans at amortized cost	—	—	276,957,040	276,957,040
Securities at amortized cost	4,126,591	8,697,370	—	12,823,961
Other financial assets[2]	—	—	4,199,197	4,199,197

	7,183,914	19,524,651	282,157,145	308,865,710

Financial liabilities
Deposits[1]	—	123,778,718	149,352,509	273,131,227
Debts[1]	—	38,403	17,485,005	17,523,408
Debentures	—	23,445,303	—	23,445,303
Other financial liabilities[3]	—	—	13,297,394	13,297,394

	—	147,262,424	180,134,908	327,397,332

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as at December 31, 2018.
[3]	The ~~W~~13,289,339 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as at December 31, 2018.

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Fair value	Valuation technique	Inputs
Financial assets
Securities at amortized cost	9,683,683	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debentures	18,959,416	DCF Model	Discount rate

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Fair value	Valuation technique	Inputs
Financial assets
Securities at amortized cost	8,697,370	DCF Model	Discount rate
Financial liabilities
Debentures	23,445,303	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,088,432	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans at amortized cost	293,767,751	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	294,856,183

Financial liabilities
Deposits	163,311,669	DCF Model	Other spread, prepayment rate, Interest rate	Other spread, prepayment rate
Debts	19,136,997	DCF Model	Other spread, interest rate	Other spread

	182,448,666

	2018
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,000,908	DCF Model	Credit spread, other spread, interest rates	Credit spread, other spread
Loans at amortized cost	276,957,040	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	277,957,948

Financial liabilities
Deposits	149,352,509	DCF Model	Other spread, prepayment rate, interest rates	Other spread, prepayment rate
Debts	17,485,005	DCF Model	Other spread, interest rates	Other spread
Other financial liabilities	8,055	DCF Model	Other spread, interest rates	Other spread

	166,845,569

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process of Level 3 Fair Value

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in Market

Changes in Level 3 of the fair value hierarchy for the years ended December 31 2019 and 2018, are as follows:

	2019
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities at fair value through profit or loss	Loans at fair value through profit or loss	Equity securities at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning balance	1,520,631	212,596	927,577	(708)	—
Total gains or losses
- Profit or loss	35,553	10,412	—	3,233	—
- Other comprehensive income	—	—	36,714	—	—
Purchases	617,814	154,005	78,626	—	—
Sales	(276,511)	(188,880)	(1,671)	—	—
Settlements	—	—	—	(2,941)	—

Ending balance	1,897,487	188,133	1,041,246	(416)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities at fair value through profit or loss	Loans at fair value through profit or loss	Equity securities at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning balance[1]	1,277,304	132,722	750,036	(771)	704
Total gains or losses
- Profit or loss	19,789	4,347	—	4,295	(116)
- Other comprehensive income	—	—	124,633	—	—
Purchases	460,309	184,655	53,388	—	—
Sales	(236,705)	(109,128)	(480)	—	—
Settlements	—	—	—	(1,220)	(588)
Transfers into Level 3[2]	—	—	—	(3,012)	—
Transferred from Level 3[2]	(66)	—	—	—	—

Ending balance	1,520,631	212,596	927,577	(708)	—

[1]	Restated based on Korean IFRS 1109.
[2]	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Net losses from financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	47,801	1,375	22
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	39,472	1,319	—

	2018
(In millions of Korean won)	Net losses from financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	28,103	(405)	617
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	22,187	(289)	43

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Debt securities	1,853,440	Monte Carlo Simulation, Net Asset Value, DCF Model	Price of underlying asset, interest rate, dividend yield, volatilities and correlation of underlying asset, discount rate, liquidation value, volatility of the real estate price	Volatilities of the underlying asset	16.80~30.55	Higher the volatility, higher the fair value fluctuation
				Correlation of underlying asset	3.11~95.67	Higher the correlation, higher the fair value fluctuation
				Discount rate	7.47	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Volatility of the real estate disposal price	0.00	Higher the sale price, higher the fair value
Equity securities	44,047	DCF Model, Comparable Company Analysis,	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	5.89~16.15	Lower the discount rate, higher the fair value
Loans	188,133	Tree Model, DCF Model	Stock price, volatility of the stock price	Volatility of the stock price	12.91~48.28	Higher the volatility, higher the fair value fluctuation
				Discount rate	10.81	Lower the discount rate, higher the fair value
Derivatives held for trading
Stock and index	70	Tree Model	Stock price, Interest rate, volatility of the stock price, dividend rate	Volatility of the stock price	21.85	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income
Equity securities	1,041,247	DCF Model, Comparable Company Analysis, Tree Model	Growth rate, discount rate, volatility of the stock price, stock price	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	3.04 ~ 16.37	Lower the discount rate, higher the fair value
				Volatility of the stock price	20.97~22.19	Higher the volatility, higher the fair value

	3,126,937

Financial liabilities
Derivatives held for trading
Others	484	MonteCarlo Simulation, DCF Model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate, discount rate	Volatility of the stock price	16.28	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.52	Higher the volatility, higher the fair value fluctuation
				Discount rate	1.94 ~ 2.00	Higher the discount rate, lower the fair value

	484

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Debt securities	1,481,141	Monte Carlo Simulation, Net Asset Value, DCF Model	Price of underlying asset, interest rate, dividend yield, volatilities and correlation of underlying asset, discount rate, liquidation value, volatility of the real estate price	Volatilities of the underlying asset	19.61 ~ 27.62	Higher the volatility, higher the fair value fluctuation
				Correlation of underlying asset	24.57 ~ 69.18	Higher the correlation, higher the fair value fluctuation
				Discount rate	1.95 ~ 4.82	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Volatility of the real estate disposal price	0.00	Higher the sale price, higher the fair value
Equity securities	39,488	DCF Model, Comparable Company Analysis,	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	7.58~14.14	Lower the discount rate, higher the fair value
Loans	212,596	Tree Model	Stock price, volatility of the stock price	Volatility of the stock price	17.66~49.28	Higher the volatility, higher the fair value fluctuation
Derivatives held for trading
Stock and index	78	Tree Model	Stock price, volatility of the stock price, dividend rate	Volatility of the stock price	25.29	Higher the volatility, higher the fair value fluctuation
Currency	—	DCF Model	Interest rate, foreign exchange rate, loss given default	Loss given default	100.00	Higher the loss given default, lower the fair value
Financial assets at fair value through other comprehensive income
Equity securities	927,577	DCF Model, Comparable Company Analysis	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	3.87~17.40	Lower the discount rate, higher the fair value

	2,660,880

Financial liabilities
Derivatives held for trading
Others	786	MonteCarlo Simulation, DCF Model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate, discount rate	Volatility of the stock price	20.85	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.69	Higher the volatility, higher the fair value fluctuation
				Discount rate	2.19~2.26	Higher the discount rate, lower the fair value

	786

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, the changes in fair values of debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives are recognized in profit or loss, and the changes in fair value of equity securities are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analysis by type of instrument as a result of varying input parameters are as follows:

	2019
	Recognition in profit or loss		Other comprehensive income
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities[3,5]	3,374	(3,429)	—	—
Equity securities[2,5]	10,906	(3,858)	—	—
Loans[4]	6,362	(4,344)	—	—
Derivatives held for trading[1]	1	(1)	—	—
Financial assets at fair value through other comprehensive income
Equity securities[2,5,6]	—	—	188,090	(94,201)

	20,643	(11,632)	188,090	(94,201)

Financial liabilities
Derivatives held for trading[1]	17	(17)	—	—

	17	(17)	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
	Recognition in profit or loss		Other comprehensive income
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities[3,5]	4,231	(4,311)	—	—
Equity securities[2,5]	5,299	(2,794)	—	—
Loans[4]	129	(46)	—	—
Derivatives held for trading[1]	20	(1)	—	—
Financial assets at fair value through other comprehensive income Equity securities[2,5,6]	—	—	140,516	(70,691)

	9,679	(7,152)	140,516	(70,691)

Financial liabilities
Derivatives held for trading[1]	88	(124)	—	—

	88	(124)	—	—

[1]

For Derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price and volatility of underlying asset by ± 10%. For certain derivatives in previous year, the changes in fair value were calculated by shifting the loss given default ratio by ± 1%.

[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1~1%) and growth rate (0~0.5%).
[3]

For beneficiary certificates, it is difficult to measure the sensitivity amounts per changes in input factor for practical reasons; only for those consisted with real estate, the sensitivity amounts are calculated by increasing and decreasing volatilities of real estate disposal price (-1~1%). For equity investments, the sensitivity amounts are calculated by increasing and decreasing the correlations between the liquidation value (-1~1%) and the discount rates (-1~1%). There were no significant correlation among major unobservable inputs.

[4]	For loans, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices, volatilities of stock prices (± 10%) and discount rate (± 1%).
[5]

The amounts of \ 1,634,743 million and \ 1,437,513 million of financial assets classified as level 3 as at December 31, 2019 and December 31, 2018, respectively, are excluded because it is impracticable to calculate the sensitivity amounts.

[6]	For some equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices and volatilities of stock prices by ± 10%.

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The aggregate deferred differences yet to be recognized in profit or loss at the beginning and end of the periods and changes in the balances of these differences are as follows:

(In millions of Korean won)	2019	2018
Balance at the beginning of the period (A)	(2,916)	(4,054)
New transactions (B)	—	—
Amounts recognized in profit or loss during the period (C= a+b)	1,138	1,138
a. Amortization	1,138	1,138
b. Settlement	—	—

Balance at the end of the period (A+B+C)	(1,778)	(2,916)

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments mandatorily measured at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	14,481,309	—	14,481,309
Financial assets at fair value through profit or loss	13,866,303	—	—	—	—	13,866,303
Derivatives	2,184,099	—	—	—	133,326	2,317,425
Loans at amortized cost	—	—	—	293,531,433	—	293,531,433
Financial investments	—	36,461,280	1,993,674	13,964,339	—	52,419,293
Other financial assets	—	—	—	5,464,704	—	5,464,704

	16,050,402	36,461,280	1,993,674	327,441,785	133,326	382,080,467

	2019
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	—	—	80,235
Derivatives	2,132,771	—	36,211	2,168,982
Deposits	—	300,917,482	—	300,917,482
Debts	—	19,141,262	—	19,141,262
Debentures	—	18,739,992	—	18,739,992
Other financial liabilities	—	15,446,504	—	15,446,504

	2,213,006	354,245,240	36,211	356,494,457

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments mandatorily measured at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	14,889,010	—	14,889,010
Financial assets at fair value through profit or loss	12,257,005	—	—	—	—	12,257,005
Derivatives	1,533,650	—	—	—	80,320	1,613,970
Loans at amortized cost	—	—	—	276,944,202	—	276,944,202
Financial investments	—	28,032,010	1,898,944	12,792,526	—	42,723,480
Other financial assets	—	—	—	4,199,197	—	4,199,197

	13,790,655	28,032,010	1,898,944	308,824,935	80,320	352,626,864

	2018
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	—	—	87,168
Derivatives	1,553,858	—	88,551	1,642,409
Deposits	—	272,484,528	—	272,484,528
Debts	—	17,496,055	—	17,496,055
Debentures	—	23,163,585	—	23,163,585
Other financial liabilities	—	13,297,404	—	13,297,404

	1,641,026	326,441,572	88,551	328,171,149

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

6.4 Transfer of Financial Assets

6.4.1 Transferred Financial Assets that are Derecognized in Their Entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as at December 31, 2019 and 2018, are as follows :

	2019
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,596	5,596
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,428	5,428
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	3,205	3,205
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,175	6,175

			20,404	20,404

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,205	6,205
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	8,883	8,883
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,512	5,512
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	13,494	13,494

			34,094	34,094

[1]

The recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 13,731 million as at December 31, 2018.

6.4.2 Securities under Repurchase Agreements and Loaned Securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Carrying amount of transferred assets[1]	Carrying amount of related liabilities
Securities under repurchase agreements	871,929	825,710
Loaned securities	788,790	—
Government and public bonds	788,790	—

	1,660,719	825,710

[1]	Securities borrowing included 44,988 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	452,487	436,471
Loaned securities	674,431	—
Government and public bonds	674,431	—

	1,126,918	436,471

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central counterparty are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,184,029	—	2,184,029	(1,734,044)	(1,210)	582,102
Derivatives held for hedging	133,327	—	133,327
Receivable spot exchange	3,003,910	—	3,003,910	(3,002,566)	—	1,344
Reverse repurchase	6,173,038	—	6,173,038	(6,173,038)	—	—
Domestic exchange settlement debits	31,256,658	(30,733,476)	523,182	—	—	523,182
Other financial instruments	14,827	(6,347)	8,480	—	—	8,480

	42,765,789	(30,739,823)	12,025,966	(10,909,648)	(1,210)	1,115,108

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	1,533,572	—	1,533,572	(1,182,820)	(5,101)	425,972
Derivatives held for hedging	80,321	—	80,321
Receivable spot exchange	1,879,572	—	1,879,572	(1,876,844)	—	2,728
Reverse repurchase	3,021,400	—	3,021,400	(3,021,400)	—	—
Domestic exchange settlement debits	27,413,384	(26,937,034)	476,350	—	—	476,350
Other financial instruments	3,261	(2,098)	1,163	—	—	1,163

	33,931,510	(26,939,132)	6,992,378	(6,081,064)	(5,101)	906,213

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,132,286	—	2,132,286	(1,566,026)	—	602,472
Derivatives held for hedging	36,212	—	36,212
Payable spot exchange	3,003,464	—	3,003,464	(3,002,566)	—	898
Repurchase[1]	825,710	—	825,710	(825,710)	—	—
Domestic exchange settlement credits	32,806,739	(30,733,476)	2,073,263	(2,073,263)	—	—
Other financial instruments	6,535	(6,347)	188	—	—	188

	38,810,946	(30,739,823)	8,071,123	(7,467,565)	—	603,558

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	1,553,072	—	1,553,072	(1,139,240)	(47,745)	454,638
Derivatives held for hedging	88,551	—	88,551
Payable spot exchange	1,877,400	—	1,877,400	(1,876,844)	—	556
Repurchase[1]	445,724	—	445,724	(445,724)	—	—
Domestic exchange settlement credits	28,616,949	(26,937,034)	1,679,915	(1,679,915)	—	—
Other financial instruments	5,154	(2,098)	3,056	—	—	3,056

	32,586,850	(26,939,132)	5,647,718	(5,141,723)	(47,745)	458,250

7. Due from Financial Institutions

Details of due from financial institutions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%)	2019	2018
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	8,117,840	8,723,761
	Due from banking institutions	KEB Hana Bank and others	0.00 ~ 2.75	187,638	268,222
	Due from others	NH Securities Co., Ltd. and others	—	9,608	5,618

				8,315,086	8,997,601

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Wells Fargo Bank, N.A. and others	—	2,346,580	1,733,095
	Time deposits in foreign currencies	Industrial Bank Changsha Branch and others	0.69 ~ 7.80	920,240	876,596
	Due from others	Morganstanley Bank International and others	—	209,099	225,944

				3,475,919	2,835,635

				11,791,005	11,833,236

[1]	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Restricted due from financial institutions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Financial Institution	2019	2018	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	8,117,840	8,723,761	Bank of Korea Act
	Due from others	NH Securities Co., Ltd. and others	9,609	5,618	Derivatives margin account

			8,127,449	8,729,379

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	490,013	375,130	Bank of Korea Act and others
	Time deposits in foreign currencies	ICBC NEW YORK	23,156	22,362	New York State Banking Law
	Due from others	Morganstanley Bank International and others	118,814	76,930	Derivative transaction margin

			631,983	474,422

			8,759,432	9,203,801

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the years ended December 31, 2019 and 2018 are as follows:

	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	1,548	—	—
Transfer between stages	—	—	—
Reversal of credit losses	924	1,210	360
Others(change of currency ratio, etc.)	30	(24)	—

Ending	2,502	1,186	360

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	1,530	—	—
Transfer between stages	—	—	—
Reversal of credit losses	10	—	—
Others(change of currency ratio, etc.)	8	—	—

Ending	1,548	—	—

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

8. Assets Pledged as Collaterals

Details of assets pledged as collaterals as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Securities at fair value through profit or loss	Korea Exchange and others	280,210	Repurchase agreements
	Kyobo Securities and others	11,145	Derivatives transactions

		291,355

Securities at fair value through other comprehensive income	Bank of Korea	1,212,021	Borrowings from Bank of Korea
		653,825	Settlement risk of Bank of Korea
	DEUTSCHE BANK AG and others	95,640	Derivatives transactions

		1,961,486

Securities at amortized cost	Meritz Securities and others	581,268	Repurchase agreements
	Bank of Korea	1,767,559	Borrowings from Bank of Korea
		3,077,151	Settlement risk of Bank of Korea
	KB Securities Co., Ltd.	267,793	Derivatives transactions
	Korea Exchange and others	155,595	Others

		5,849,366

Mortgage loans	Others	6,487,022	Covered Bond
Building / Land	Samsung Life Insurance Co., Ltd. and others	207,333	Others

		14,796,562

(*)	In addition to the foregoing, the Group provided ~~W~~ 44,988 million of securities borrowing as collateral for the securities under repurchase agreements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)		2018
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Securities at fair value through profit or loss	Korea Exchange and others	210,345	Repurchase agreements
	Korea Securities Finance Corp and others	50,806	Securities lending transactions
	Samsung Futures Inc. and others	20,535	Derivatives transactions

		281,686

Securities at fair value through other comprehensive income	Bank of Korea	49,948	Borrowings from Bank of Korea
	Bank of Korea	479,784	Settlement risk of Bank of Korea
	Korea Development Bank and others	337,315	Derivatives transactions

		867,047

Securities at amortized cost	Meritz Securities and others	276,688	Repurchase agreements
	Bank of Korea	1,911,160	Borrowings from Bank of Korea
	Bank of Korea	1,474,529	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others	194,258	Derivatives transactions
	Others	156,150	Others

		4,012,785

Mortgage loans	Others	4,060,863	Covered Bond
Building / Land	Samsung Life Insurance Co., Ltd. and others	209,459	Others

		9,431,840

The fair value of collateral available to sell or repledge regardless of debtor’s default as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Fair value of collateral	Fair value of collateral sold or repledged
Securities	6,503,655	—

	2018
(In millions of Korean won)	Fair value of collateral	Fair value of collateral sold or repledged
Securities	3,131,496	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures arising from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting to interest rate swaps that hedge the risk of changes in fair values due to the changes in interest rates of structured debentures denominated in Korean won, issued financial debentures, structured deposits denominated in foreign currencies and debt securities at fair value through other comprehensive income. Also, the Group applies cash flow hedge accounting to interest rate swaps that hedge cash flow risk of debentures denominated in foreign currencies and borrowings denominated in foreign currencies. In addition, the Group applies net investment hedge accounting by designating debentures denominated in foreign currencies and spot components of the currency forward as hedging instruments that hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments for trading as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	837,568	—	—
Swaps[2]	148,405,496	416,866	485,464
Options	15,502,000	266,863	363,369

	164,745,064	683,729	848,833

Currency
Forwards	79,191,968	885,424	670,066
Futures[1]	—	—	—
Swaps	46,175,092	609,438	598,670
Options	2,789,562	5,438	14,346

	128,156,622	1,500,300	1,283,082

Stock and index
Futures[1]	2,185	—	—
Options	22,014	70	371

	24,199	70	371

Others	768,980	—	484

	293,694,865	2,184,099	2,132,770

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	857,748	—	—
Swaps[2]	126,608,935	370,004	351,607
Options	13,259,000	158,295	252,243

	140,725,683	528,299	603,850

Currency
Forwards	65,534,154	533,435	481,187
Futures[1]	419,802	—	—
Swaps	35,977,216	465,774	454,216
Options	2,450,186	6,064	13,608

	104,381,358	1,005,273	949,011

Stock and index
Futures[1]	2,006	—	—
Options	51,282	78	211

	53,288	78	211

Others	745,160	—	786

	245,905,489	1,533,650	1,553,858

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of \ 116,555,938 million and \93,837,816 million as at December 31, 2019 and December 31, 2018, respectively, were traded through the central counterparty clearing house.

The average price condition for future nominal cash flows of hedging instrument by type of hedge accounting as at December 31, 2019 and December 31, 2018, are as follows:

	2019
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
The nominal amount of the hedging instrument	757,201	1,548,353	830,440	309,882	466,053	1,414,570	5,326,499
Average price condition(%), (CD and Libor)	2.29	2.70	2.29	3.16	2.50	3.92	2.91
Cash flow hedge
The nominal amount of the hedging instrument	1,539,874	289,450	521,010	—	—	—	2,350,334
Average price condition(%), (Libor)	2.68	2.65	2.83	—	—	—	2.71
Net investment in a foreign operation hedges
The nominal amount of the hedging instrument	190,342	—	—	—	—	—	190,342
Average price condition (KRW/USD)	1,175.97	—	—	—	—	—	1,175.97

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
The nominal amount of the hedging instrument	69,134	686,513	1,347,597	567,030	195,392	979,889	3,845,555
Average price condition(%), (CD and Libor)	2.21	2.26	2.65	2.23	3.25	3.66	2.80
Cash flow hedge
The nominal amount of the hedging instrument	2,167,227	491,964	—	503,145	—	—	3,162,336
Average price condition(%), (Libor)	2.70	3.11	—	2.83	—	—	2.78
Net investment in a foreign operation hedges
The nominal amount of the hedging instrument	461,104	—	—	—	—	—	461,104
Average price condition (KRW/USD)	1,126.45	—	—	—	—	—	1,126.45

Fair value hedge

Details of fair value hedged items as at December 31, 2019 and 2018, are as follows:

		2019
		Carrying amount		Accumulated adjusted amount		Changes in the fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	549,526	—	5,485	—	5,502
	Debt securities in foreign currencies	1,670,838	—	19,243	—	25,540
	Deposits in foreign currencies	—	780,491	—	(18,391)	(62,439)
	Debentures in Korean won	—	351,070	—	21,070	(1,818)
	Debentures in foreign currencies	—	2,067,556	—	41,406	(65,480)

		2,220,364	3,199,117	24,728	44,085	(98,695)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)		2018
		Carrying amount		Accumulated adjusted amount		Changes in the fair value
		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	465,213	—	1,214	—	6,001
	Debt securities in foreign currencies	702,727	—	(9,790)	—	(1,233)
	Deposits in foreign currencies	—	805,215	—	(89,265)	38,232
	Debentures in Korean won	—	349,252	—	19,252	(2,308)
	Debentures in foreign currencies	—	1,429,457	—	(24,073)	(1,868)

		1,167,940	2,583,924	(8,576)	(94,086)	38,824

Details of derivative instruments designated as fair value hedge as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Notional amount	Carrying amount		Changes in the fair value
		Assets	Liabilities
Swaps	5,326,500	129,084	29,675	101,448

(In millions of Korean won)	2018
	Notional amount	Carrying amount		Changes in the fair value
		Assets	Liabilities
Swaps	3,845,555	58,934	88,017	(37,637)

Details of the ineffective portion of changes in fair value of derivatives recognized in profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
	Hedge ineffectiveness recognized in profit or loss	Hedge ineffectiveness recognized in profit or loss
Interest rate	2,754	1,186

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Gains and losses on hedging instruments	108,442	(41,472)
Gains and losses on the hedged item attributable to the hedged risk	(105,788)	37,305

	2,654	(4,167)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Cash flow hedge

Details of cash flow hedged items as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Changes in fair value	Other comprehensive income for cash flow hedge
Interest rate risk	18,365	(3,691)

(In millions of Korean won)	2018
	Changes in fair value	Other comprehensive income for cash flow hedge
Interest rate risk	(7,031)	11,539

Details of derivative financial instruments designated as cash flow hedging instruments as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Notional amount	Assets	Liabilities	Changes in fair value
Swaps	2,350,334	835	6,537	(18,276)

(In millions of Korean won)	2018
	Notional amount	Assets	Liabilities	Changes in fair value
Swaps	3,162,336	17,022	534	6,961

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Gains and losses on hedging instruments	(18,276)	6,961
Effective gains and losses from cash flow hedging instruments (recognized in other comprehensive income or loss)	(18,108)	6,980
Ineffective gains and losses from cash flow hedging instruments (recognized in profit or loss)	(168)	(19)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other comprehensive income or loss	(18,108)	6,980
Reclassification to profit or loss	(2,899)	(1,755)
Income tax effect	5,777	(1,437)

	(15,230)	3,788

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

As at December 31, 2019, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until June 9, 2022.

Hedges of a net investment in a foreign operation

Details of net investment in a foreign operation as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Changes in fair value	Other comprehensive income (loss) for hedges of a net investment in a foreign operation
Currency (foreign currency risk)	9,967	(37,226)

(In millions of Korean won)	2018
	Changes in fair value	Other comprehensive income (loss) for hedges of a net investment in a foreign operation
Currency (foreign currency risk)	22,787	(30,960)

Details of derivative financial instruments designated as hedging instruments in hedge of net investment in a foreign operation as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Notional amount	Carrying amount		Changes in the fair value
		Assets	Liabilities
Forward exchange contract	190,342	3,407	—	(6,887)
Debentures in foreign currencies	97,255	—	97,255	(3,080)

	287,597	3,407	97,255	(9,967)

(In millions of Korean won)	2018
	Notional amount	Carrying amount		Changes in the fair value
		Assets	Liabilities
Forward exchange contract	461,104	4,365	—	(19,466)
Debentures in foreign currencies	89,448	—	89,109	(3,321)

	550,552	4,365	89,109	(22,787)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The fair value of non-derivative financial instruments designated as hedging instruments in hedge of net investment in a foreign operation as at December 31, 2019 and 2018, is as follows:

(In millions of Korean won)	2019	2018
Debentures in foreign currencies	97,737	88,785

Gains or losses from hedging instruments in hedge of net investment in a foreign operation and hedged items attributable to the hedged risk for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Gains and losses on hedging instruments	(9,967)	(35,015)
Effective gains and losses from cash flow hedging instruments (recognized in other comprehensive income or loss)	(9,967)	(35,015)
Ineffective gains and losses from cash flow hedging instruments (recognized in profit or loss)	—	—

Gains or losses on the hedging instruments in hedge of net investment in a foreign operation relating to the effective portion of the hedge recognized in other comprehensive income or loss for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other comprehensive income or loss	(9,962)	(35,015)
Reclassification to profit or loss	1,317	—
Income tax effect	2,377	9,629

Other comprehensive income or loss after tax	(6,268)	(25,386)

10. Loans at Amortized Cost

Loans as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Loans	294,303,453	277,916,607
Deferred loan origination fees and costs	563,941	581,997
Allowances	(1,335,961)	(1,554,402)

Carrying amount	293,531,433	276,944,202

Loans to banks as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Loans	4,041,247	3,484,211
Allowances	(434)	(620)

Carrying amount	4,040,813	3,483,591

[1]	Deferred loan origination fees and costs are included.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Loans to customers other than banks as at December 31, 2019 and 2018 are as follows:

(In millions of Korean won)	2019
	Retail	Corporate	Total
Loans in Korean won	148,609,480	121,449,552	270,059,032
Loans in foreign currencies	276,084	7,154,477	7,430,561
Domestic import usance bills	—	2,617,862	2,617,862
Off-shore funding loans	—	1,452,288	1,452,288
Call loans	—	610,000	610,000
Bills bought in Korean won	—	2,843	2,843
Bills bought in foreign currencies	—	2,158,877	2,158,877
Guarantee payments under payment guarantee	—	3,312	3,312
Reverse repurchase agreements	—	5,937,258	5,937,258
Privately placed bonds	—	554,114	554,114

	148,885,564	141,940,583	290,826,147
Proportion (%)	51.19	48.81	100.00

Allowances	(474,571)	(860,956)	(1,335,527)

	148,410,993	141,079,627	289,490,620

(In millions of Korean won)	2018
	Retail	Corporate	Total
Loans in Korean won	142,003,442	116,673,099	258,676,541
Loans in foreign currencies	189,582	4,238,278	4,427,860
Domestic import usance bills	—	2,817,174	2,817,174
Off-shore funding loans	—	899,741	899,741
Call loans	—	1,473,397	1,473,397
Bills bought in Korean won	—	3,057	3,057
Bills bought in foreign currencies	—	3,427,368	3,427,368
Guarantee payments under payment guarantee	—	4,104	4,104
Reverse repurchase agreements	—	2,951,400	2,951,400
Privately placed bonds	—	333,751	333,751

	142,193,024	132,821,369	275,014,393
Proportion (%)	51.70	48.30	100.00

Allowances	(445,527)	(1,108,255)	(1,553,782)

	141,747,497	131,713,114	273,460,611

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in deferred loan origination fees and costs for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Beginning	Increase	Decrease	Other	Ending
Deferred loan origination costs
Loans in Korean won	592,175	313,847	(332,725)	—	573,297
Other origination costs	486	826	(398)	—	914

	592,661	314,673	(333,123)	—	574,211

Deferred loan origination fees
Loans in Korean won	6,322	2,316	(2,503)	—	6,135
Other origination fees	4,342	2,499	(2,707)	1	4,135

	10,664	4,815	(5,210)	1	10,270

	581,997	309,858	(327,913)	(1)	563,941

(In millions of Korean won)	2018
	Beginning[1]	Increase	Decrease	Other	Ending
Deferred loan origination costs
Loans in Korean won	562,425	333,833	(304,083)	—	592,175
Other origination costs	456	528	(499)	1	486

	562,881	334,361	(304,582)	1	592,661

Deferred loan origination fees
Loans in Korean won	6,793	2,271	(2,742)	—	6,322
Other origination fees	4,749	832	(1,240)	1	4,342

	11,542	3,103	(3,982)	1	10,664

	551,339	331,258	(300,600)	—	581,997

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2019 and 2018, are as follows:

	2019
	Retails				Corporates
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	170,571	157,214	117,742	—	197,866	295,928	615,081	—
Transfer Between stages
Transfer to 12-month expected credit losses	157,691	(157,670)	(21)	—	60,005	(46,508)	(13,497)	—
Transfer to lifetime expected credit losses (Non-impaired)	(140,407)	149,809	(9,402)	—	(53,662)	136,473	(82,811)	—
Transfer to lifetime expected credit losses (Impaired)	(280)	(45,410)	45,690	—	(2,097)	(36,462)	38,559	—
Write-offs	(2)	24	(322,075)	—	—	2	(217,532)	—
Disposal	(467)	(4)	(766)	—	—	—	(8,909)	—
Provision (reversal) for loan losses[1,2]	(7,875)	72,715	288,956	—	(9,172)	(91,087)	100,381	—
Others (change of currency ratio, etc.)	55	179	(1,696)	—	1,580	2,438	(25,186)	—

Ending	179,286	176,857	118,428	—	194,520	260,784	406,086	—

[1]

Provision (reversal) for credit losses in statement of comprehensive income also includes provision (reversal) for unused commitments and guarantees (Note 22.(2)), provision (reversal) for financial guarantee contracts (Note 22.(4)), provision (reversal) of allowance for other financial assets (Note 17.(2)), provision (reversal) of allowance for due from financial institutions (Note 7.(3)) and provision (reversal) of allowance for debt securities (Note 12.(5)).

[2]	Recovery of written-off loans amounting to \ 241,372 million is included.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
	Retails				Corporates
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments applying 12 -month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired			Non-impaired	Impaired
Beginning[1]	162,111	155,623	133,002	—	193,359	263,721	759,367	—
Transfer between stages
Transfer to 12-month expected credit losses	101,441	(101,375)	(66)	—	37,149	(36,251)	(897)	—
Transfer to lifetime expected credit losses (Non-impaired)	(90,045)	102,159	(12,114)	—	(34,450)	44,741	(10,291)	—
Transfer to lifetime expected credit losses (Impaired)	(753)	(43,126)	43,880	—	(2,289)	(30,694)	32,982	—
Write-offs	—	(2)	(297,228)	—	—	(5)	(228,900)	—
Disposal	(248)	(5)	(1,003)	—	(73)	—	(14,172)	—
Provision (reversal) for loan losses[2,3]	(2,075)	43,621	250,848	—	3,438	53,762	51,051	—
Others (change of currency ratio, etc.)	140	319	423	—	732	654	25,941	—

Ending	170,571	157,214	117,742	—	197,866	295,928	615,081	—

[1]	Restated based on Korean IFRS 1109.
[2]

Provision (reversal) for credit losses in statement of comprehensive income also includes provision (reversal) for unused commitments and guarantees (Note 22.(2)), provision(reversal) for financial guarantee contracts (Note 22.(4)), provision(reversal) of allowance for other financial assets (Note 17.(2)), provision (reversal) of allowance for due from financial institutions (Note 7.(3)) and provision(reversal) of allowance for debt securities (Note 12.(5)).

[3]	Recovery of written-off loans amounting to ~~W~~ 284,493 million is included.

The loan which were written-off but the claims has not been forfeited (i.e. its extinctive prescription did not occur, and that are not collected) amounts to ~~W~~ 9,149,486 million and ~~W~~ 9,712,704 million as at December 31, 2019 and December 31, 2018.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in the gross carrying amounts of loans

Changes in the gross carrying amounts of loans that significantly affect allowances for loan losses for the years ended December 31, 2019 and 2018, are as follows:

	2019
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	255,870,341	21,239,153	1,389,110	—
Transfer between stages
Transfer to 12-month expected credit losses	53,328,737	(53,214,637)	(114,100)	—
Transfer to lifetime expected credit losses (Non-impaired)	(56,105,075)	56,629,820	(524,745)	—
Transfer to lifetime expected credit losses (Impaired)	(405,440)	(1,632,279)	2,037,719	—
Write-offs	(2)	26	(539,607)	—
Disposal	(888,511)	(12,223)	(186,250)	—
Net increase(decrease) (Execution, repayment and others)	22,657,035	(3,811,182)	(850,496)	—

Ending	274,457,085	19,198,678	1,211,631	—

	2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	229,155,046	22,264,683	1,536,734	—
Transfer between stages
Transfer to 12-month expected credit losses	7,505,305	(7,465,523)	(39,782)	—
Transfer to lifetime expected credit losses (Non-impaired)	(10,092,301)	10,144,226	(51,926)	—
Transfer to lifetime expected credit losses (Impaired)	(638,686)	(761,893)	1,400,579	—
Write-offs	—	(7)	(526,127)	—
Disposal	(484,646)	(3,817)	(190,401)	—
Net increase(decrease) (Execution, repayment and others)	30,425,623	(2,938,516)	(739,967)	—

Ending	255,870,341	21,239,153	1,389,110	—

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Financial assets at fair value through profit or loss
Debt securities
Government and public bonds	1,974,113	1,948,984
Financial bonds	6,368,442	4,933,859
Corporate bonds	1,772,550	1,897,070
Asset-backed securities	100,101	59,807
Beneficiary certificates	2,283,046	2,341,301
Equity investments	209,260	164,777
Derivative-linked securities	160,576	126,417
Other debt securities	578,751	410,810
Equity securities
Stocks	151,526	82,576
Loans
Private placed corporate bonds	150,276	179,714
Other loans	37,857	32,882
Others
Financial instruments indexed to the price of gold	79,805	78,808

	13,866,303	12,257,005

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities
Government and public bonds	8,172,111	2,941,069
Financial bonds	18,110,228	16,902,114
Corporate bonds	9,218,759	6,971,282
Asset-backed securities	615,890	867,998
Equity securities
Stocks	1,954,173	1,861,901
Equity investments	39,501	37,043
Loans
Private placed corporate bonds	344,292	349,547

	38,454,954	29,930,954

Financial assets at amortized cost
Debt securities
Government and public bonds	538,968	544,926
Financial bonds	7,607,567	6,245,768
Corporate bonds	1,753,941	1,413,022
Asset-backed securities	4,065,105	4,590,107
Allowance	(1,242)	(1,297)

	13,964,339	12,792,526

	52,419,293	42,723,480

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Dividend incomes from the equity securities designated at fair value through other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

		2019
(In millions of Korean won)		From the financial asset derecognized	From the remaining financial asset
Stocks	Listed	—	26,121
	Unlisted	—	17,025
Equity investments		—	—

		—	43,146

		2018
(In millions of Korean won)		From the financial asset derecognized	From the remaining financial asset
Stocks	Listed	—	22,173
	Unlisted	—	14,508
Equity investments		—	2,256

		—	38,937

The derecognized equity securities at fair value through other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

		2019
(In millions of Korean won)		Disposal price[1]	Accumulated OCI as at disposal date
Stocks	Listed	18,342	(25,652)
	Unlisted	1,671	169

		20,013	(25,483)

		2018
(In millions of Korean won)		Disposal price[1]	Accumulated OCI as at disposal date
Stocks	Listed	26,877	18,330
	Unlisted	480	480

		27,357	18,810

[1]	In accordance with the resolution of the creditor groups and the joint sales agreement, the Group disposed of stocks acquired by a debt to equity swap.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Provision, and reversal for the allowance of financial investments for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won) Debt instruments at fair value through other comprehensive income	2019
	Impairment losses	Reversal of impairment	Total
	(1,330)	365	(965)
Loans at fair value through other comprehensive income	(170)	947	777
Securities at amortized cost	(216)	271	55

	(1,716)	1,583	(133)

(In millions of Korean won)	2018
	Impairment losses	Reversal of impairment	Total
Debt instruments at fair value through other comprehensive income	(877)	342	(535)

Loans at fair value through other comprehensive income	(905)	825	(80)
Securities at amortized cost	(202)	282	80

	(1,984)	1,449	(535)

Changes in the allowances for financial investments for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	3,758	193	—
Transfer between stages	—	—	—
Transfer to 12-month expected credit losses	189	(189)	—
Transfer to lifetime expected credit losses	(669)	669	—
Disposal	(329)	—	—
Provision (reversal) for loan losses	834	(701)	—
Others (change of currency ratio, etc.)	38	28	—
Ending	3,821	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning[1]	3,042	482	—
Transfer between stages
Transfer to 12-month expected credit losses	125	(125)	—
Transfer to lifetime expected credit losses	—	—	—
Disposal	(171)	—	—
Provision (reversal) for loan losses	715	(180)	—
Others (change of currency ratio, etc.)	48	16	—
Ending	3,759	193	—

[1]	Prepared in accordance with Korean IFRS 1109.

13. Investments in Associates

Investments in associates as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,991	5,991	Credit information	Korea
Balhae Infrastructure Fund[1]	12.61	105,213	101,390	101,390	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	108,026	108,026	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(14,746)	—	Operation of highways and related facilities	Korea
KB Sprott Renewables No.1. Private Equity Fund[1]	30.00	1,327	1,031	1,031	Investment finance	Korea
KB Digital innovation & Growth New Technology Business Investment Fund[1]	45.00	2,250	2,030	2,030	Discovery of and investment in promising FinTech-business venture	Korea
KB12-1 Venture Investment Partnership[2]	80.00	14,000	53,535	53,535	Investment finance	Korea
Future Planning KB Start-up Creation Fund[2]	50.00	9,900	15,021	15,021	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth No.2.	20.00	10,376	10,892	10,892	Investment finance	Korea
KB High-tech Company Investment Fund[2]	50.00	13,350	31,904	31,904	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	19,998	23,016	23,016	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[2]	33.33	10,000	9,494	9,494	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	30.00	10,620	10,570	10,570	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Intellectual Property Fund 2[2]	37.50	9,000	8,514	8,514	Investment finance	Korea
KB Digital Innovation Investment Fund Limited partnership[2]	25.74	32,200	31,371	31,371	Investment finance	Korea
KB-Brain KOSDAQ Scale-up Fund[2]	21.28	11,000	10,252	10,252	Investment finance	Korea
KB Global Platform Fund[2]	22.73	19,500	18,779	18,779	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund[2]	29.53	300	278	278	Investment finance	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation[3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(613)	116	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[3]	26.49	—	(62)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [3]	26.05	—	16	256	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [3]	38.62	—	—	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of pouches, cases, and bags	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	98	Screen Printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(194)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dongjo Co., Ltd. [3]	29.29	—	806	115	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,492	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	1,613	578	Earth works	Korea
Chong Il Machine & Tools Co., Ltd. [3]	20.40	—	(126)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	22	3	Computer Peripherals distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [3]	45.71	—	(260)	69	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[3]	20.40	—	(248)	—	Manufacture of Multimedia machine	Korea
Jo Yang Industrial Co., Ltd.[3]	22.77	—	75	—	Manufacture of Special Glasses	Korea
IL-KWANG ELECTRONIC MATERIALS CO., LTD[3]	29.06	—	(398)	—	Manufacture of electronic parts	Korea
SO-MYUNG RECYCLING CO., LTD.[3]	20.23	—	184	—	Manufacture of nonferrous metal	Korea
IDTECK CO., LTD[3]	32.80	—	(103)	—	Other manufacturing of wireless	Korea
Seyoon Development Company[3]	26.95	—	2	—	Civil engineering facility construction industry	Korea
PIP System CO., LTD[3]	20.72	—	27	—	Print equipment	Korea
PT Bank Bukopin TBK[4,5]	22.00	116,422	115,321	121,382	Bank, foreign currency work	Indonesia

		488,239	543,987	564,711

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,941	5,941	Credit information	Korea
Balhae Infrastructure Fund[1]	12.61	104,621	108,050	108,050	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	106,613	106,613	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(16,689)	—	Operation of highways and related facilities	Korea
KB Digital innovation & Growth New Technology Business Investment Fund[1]	45.00	1,125	1,079	1,079	Discovery of and investment in promising FinTech-business venture	Korea
KB12-1 Venture Investment Partnership[2]	80.00	17,400	49,912	49,912	Investment finance	Korea
Future Planning KB Start-up Creation Fund[2]	50.00	14,300	18,069	18,069	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	90	140	140	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	11,681	11,681	Investment finance	Korea
KB High-tech Company Investment Fund[2]	50.00	20,300	22,563	22,563	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	18,038	18,134	18,134	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund[2]	33.33	7,500	7,297	7,297	Investment finance	Korea
KBTS Technology Venture Private Equity Fund[2]	30.00	7,620	7,381	7,381	Investment finance	Korea
KB IP Investment Fund II2	37.50	3,000	2,942	2,942	Investment finance	Korea
KB Digital Innovation Investment Fund Limited partnership[2]	25.74	7,700	7,617	7,617	Investment finance	Korea
KB-Brain KOSDAQ Scale-up Fund[2]	21.28	4,000	3,966	3,966	Investment finance	Korea
KB Star office private real estate Investment Trust No.1	21.05	20,000	20,252	20,252	Investment finance	Korea
Shinla Construction Co., Ltd. [3]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation[3]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [3]	22.89	—	(606)	122	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [3]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd[3]	26.49	—	(16)	—	Manufacture of metal door, windows, shutter and relevant products	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Shinhwa Underwear Co., Ltd. [3]	26.05	—	(57)	182	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [3]	38.62	—	14	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd. [3]	20.86	—	(552)	—	Manufacture of pouches, cases, and bags	Korea
Kendae Co., Ltd. [3]	41.01	—	(252)	98	Screen Printing	Korea
Jinseung Tech Co., Ltd. [3]	30.04	—	(176)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dongjo Co., Ltd. [3]	29.29	—	806	115	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [3]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [3]	25.34	—	1,492	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [3]	49.36	—	1,613	578	Earth works	Korea
Chong Il Machine & Tools Co., Ltd. [3]	20.40	—	(107)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd. [3]	25.29	—	18	—	Computer Peripherals distribution	Korea
Iwon Alloy Co., Ltd. [3]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd. [3]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd. [3]	45.71	—	(329)	—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[3]	20.40	—	(142)	—	Manufacture of Multimedia machine	Korea
Jo Yang Industrial Co., Ltd.[3]	22.77	—	75	—	Manufacture of Special Glasses	Korea
PT Bank Bukopin TBK[4,5]	22.00	116,422	106,484	113,932	Bank, foreign currency work	Indonesia

		455,275	483,102	506,664

[1]

As at December 31, 2019 and December 31, 2018, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]	As at December 31, 2019 and December 31 2018, the Group is a partner in a limited partnership and does not have the right to control over these entities.
[3]	The investment in associates was reclassified from financial assets at fair value through other comprehensive income due to termination of rehabilitation procedures.
[4]

The Group has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, both parties have a right of first refusal, a tag-along right and a drag-along right. The Group additionally has the drag-along right that can be exercised for the duration of two years after three-years from acquisition date (July 27, 2018), subject to the occurrence of certain situations as defined in the agreement.

[5]	The fair value of PT Bank Bukopin TBK’s common stock based on its quoted market price is \47,709 million and \53,540 million as at December 31, 2019 and December 31, 2018.

Although the Group holds more than 20% of ownership in many investment trusts including Hanbando BTL Private Special Asset Fund, those investment trusts are not recognized as associates of the Group because the Bank’s influence to those trust is limited according to the trust agreement. In addition, the Group holds more than 20% of its ownership in nine companies including Orient shipyard Co., Ltd., but those companies are not recogniazed as associates of the Bank bacause the Group’s influence to those companies is limited due to the status of those companies such as bankruptcy and rehabilitation.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Summarized financial information on the main associates, the carrying amount of the Group’s interest in the main associates and dividends received from the main associates is as follows:

	2019[1]
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains and losses and others	Carrying amount
Korea Credit Bureau Co., Ltd.	96,855	30,289	10,000	66,566	5,991	—	5,991
Balhae Infrastructure Fund	806,218	1,854	834,695	804,364	101,390	—	101,390
KB GwS Private Securities Investment Trust	522,865	741	425,814	522,124	108,026	—	108,026
Incheon Bridge Co., Ltd.	609,194	707,563	61,096	(98,369)	(14,746)	14,746	—
KB Sprott Renewables No.1. Private Equity Fund	3,686	249	9,640	3,437	1,031	—	1,031
KB Digital Innovation & Growth New Technology Business Investment Fund	4,510	—	5,000	4,510	2,030	—	2,030
KB12-1 Venture Investment Partnership	67,896	977	17,500	66,919	53,535	—	53,535
Future Planning KB Start-up Creation Fund	32,704	2,662	19,800	30,042	15,021	—	15,021
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	55,524	1,063	51,880	54,461	10,892	—	10,892
KB High-tech Company Investment Fund	64,125	317	26,700	63,808	31,904	—	31,904
Aju Good Technology Venture Fund	60,675	828	52,000	59,847	23,016	—	23,016
KB-KDBC New Technology Business Investment Fund	29,086	603	30,000	28,483	9,494	—	9,494
KBTS Technology Venture Private Equity Fund	36,445	1,212	35,400	35,233	10,570	—	10,570
KB IP Investment FundII	22,708	4	24,000	22,704	8,514	—	8,514
KB Digital Innovation Investment Fund Limited partnership	122,153	255	125,120	121,898	31,371	—	31,371
KB-Brain KOSDAQ Scale-up Fund	48,369	185	51,700	48,184	10,252	—	10,252
KB Global Platform Fund	85,314	2,686	85,800	82,628	18,779	—	18,779
KB-UTC Inno-Tech Venture Fund	1,016	75	1,016	941	278	—	278
PT Bank Bukopin TBK[2]	8,148,013	7,623,829	106,536	524,184	115,321	6,061	121,382

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2019[1]
(In millions of Korean won)	Operating revenues	Profit (Loss)	Other comprehen- sive income	Comprehen- sive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	91,200	1,480	—	1,480	135
Balhae Infrastructure Fund	62,113	(3,153)	—	(3,153)	6,855
KB GwS Private Securities Investment Trust	42,503	41,524	—	41,524	7,276
Incheon Bridge Co., Ltd.	107,178	9,127	—	9,127	—
KB Sprott Renewables No.1. Private Equity Fund	1	(986)	—	(986)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	8	(388)	—	(388)	—
KB12-1 Venture Investment Partnership	15,082	8,778	—	8,778	—
Future Planning KB Start-up Creation Fund	5,831	2,704	—	2,704	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	4,077	(3,911)	—	(3,911)	—
KB High-tech Company Investment Fund	35,565	32,581	—	32,581	—
Aju Good Technology Venture Fund	9,288	7,734	—	7,734	—
KB-KDBC New Technology Business Investment Fund	371	(638)	—	(638)	—
KBTS Technology Venture Private Equity Fund	1,643	632	—	632	—
KB IP Investment FundII	70	(1,141)	—	(1,141)	—
KB Digital Innovation Investment Fund Limited partnership	2,564	(2,900)	—	(2,900)	—
KB-Brain KOSDAQ Scale-up Fund	138	(3,355)	—	(3,355)	—
KB Global Platform Fund	250	(3,172)	—	(3,172)	—
KB-UTC Inno-Tech Venture Fund	—	(75)	—	(75)	—
PT Bank Bukopin TBK	721,169	(5,612)	45,780	40,168	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018[1]
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains and losses and others	Carrying amount
Korea Credit Bureau Co., Ltd.	88,797	22,788	10,000	66,009	5,941	—	5,941
Balhae Infrastructure Fund	859,040	1,843	829,995	857,197	108,050	—	108,050
KB GwS Private Securities Investment Trust	516,115	741	425,814	515,374	106,613	—	106,613
Incheon Bridge Co., Ltd.	617,560	728,896	61,096	(111,336)	(16,689)	16,689	—
KB Digital Innovation & Growth New Technology Business Investment Fund	2,398	—	2,500	2,398	1,079	—	1,079
KB12-1 Venture Investment Partnership	63,628	1,238	21,750	62,390	49,912	—	49,912
Future Planning KB Start-up Creation Fund	38,889	2,751	28,600	36,138	18,069	—	18,069
KoFC KBIC Frontier Champ 2010-5(PEF)	469	3	300	466	140	—	140
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	59,464	1,061	51,880	58,403	11,681	—	11,681
KB High-tech Company Investment Fund	45,402	276	40,600	45,126	22,563	—	22,563
Aju Good Technology Venture Fund	47,216	66	46,900	47,150	18,134	—	18,134
KB-KDBC New Technology Business Investment Fund	22,492	602	22,500	21,890	7,297	—	7,297
KBTS Technology Venture Private Equity Fund	24,810	208	25,400	24,602	7,381	—	7,381
KB IP Investment FundII	7,848	3	8,000	7,845	2,942	—	2,942
KB Digital Innovation Investment Fund Limited partnership	29,601	3	29,920	29,598	7,617	—	7,617
KB-Brain KOSDAQ Scale-up Fund	18,820	181	18,800	18,639	3,966	—	3,966
KB Star office private real estate Investment Trust No.1	218,025	121,828	95,000	96,197	20,252	—	20,252
PT Bank Bukopin TBK[2]	7,195,249	6,711,233	106,536	484,016	106,484	7,448	113,932

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018[1]
(In millions of Korean won)	Operating revenues	Profit (Loss)	Other comprehen- sive income	Comprehen- sive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	78,018	9,901	—	9,901	113
Balhae Infrastructure Fund	61,525	54,241	—	54,241	6,804
KB GwS Private Securities Investment Trust	42,502	41,524	—	41,524	6,385
Incheon Bridge Co., Ltd.	94,373	(2,757)	—	(2,757)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	7	(82)	(21)	(103)	—
KB12-1 Venture Investment Partnership	38,942	35,556	—	35,556	10,640
Future Planning KB Start-up Creation Fund	6,826	5,467	—	5,467	2,600
KoFC KBIC Frontier Champ 2010-5(PEF)	1,460	1,453	—	1,453	999
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	2,401	(12,313)	—	(12,313)	—
KB High-tech Company Investment Fund	5,025	86	—	86	—
Aju Good Technology Venture Fund	2,491	1,356	—	1,356	—
KB-KDBC New Technology Business Investment Fund	39	(568)	—	(568)	—
KBTS Technology Venture Private Equity Fund	—	(798)	—	(798)	—
KB IP Investment FundII	9	(155)	—	(155)	—
KB Digital Innovation Investment Fund Limited partnership	24	(322)	—	(322)	—
KB-Brain KOSDAQ Scale-up Fund	20	(161)	—	(161)	—
KB Star office private real estate Investment Trust No.1	14,092	6,135	—	6,135	1,162
PT Bank Bukopin TBK	148,793	(8,843)	(2,325)	(11,168)	—

[1]

The amounts included in the financial information of the associates are adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

[2]	The goodwill of PT Bank Bukopin TBK as at December 31, 2019 and 2018, are ~~W~~ 4,437 million and ~~W~~ 4,101 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in investments in associates for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) from using equity method	Other comprehensive income	Impairment loss	Ending
Korea Credit Bureau Co., Ltd.	5,941	—	—	(135)	185	—	—	5,991
Balhae Infrastructure Fund	108,050	593	—	(6,855)	(398)	—	—	101,390
KB GwS Private Securities Investment Trust	106,613	—	—	(7,276)	8,689	—	—	108,026
KB Sprott Renewables No.1. Private Equity Fund	—	1,327	—	—	(296)	—	—	1,031
KB Digital Innovation & Growth New Technology Business Investment Fund	1,079	1,125	—	—	(174)	—	—	2,030
KB12-1 Venture Investment Partnership	49,912	—	(3,400)	—	7,023	—	—	53,535
Future Planning KB Start-up Creation Fund	18,069	—	(4,400)	—	1,352	—	—	15,021
KoFC KBIC Frontier Champ 2010-5(PEF)	140	—	(140)	—	—	—	—	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	11,681	—	—	—	(789)	—	—	10,892
KB High-tech Company Investment Fund	22,563	—	(6,950)	—	16,291	—	—	31,904
Aju Good Technology Venture Fund	18,134	1,960	—	—	2,922	—	—	23,016
KB-KDBC New Technology Business Investment Fund	7,297	2,500	—	—	(303)	—	—	9,494
KBTS Technology Venture Private Equity Fund	7,381	4,200	(1,200)	—	189	—	—	10,570
KB Intellectual Property Fund 2	2,942	6,000	—	—	(428)	—	—	8,514
KB Digital Innovation Investment Fund Limited Partnership	7,617	24,500	—	—	(746)	—	—	31,371
KB-Brain KOSDAQ Scale-up Fund	3,966	7,000	—	—	(714)	—	—	10,252
KB Global Platform Fund	—	19,500	—	—	(721)	—	—	18,779
KB-UTC Inno-Tech Venture Fund	—	300	—	—	(22)	—	—	278
KB Star office private real estate Investment Trust No.1	20,252	—	(20,252)	—	—	—	—	—
MJT&I Corp.	122	—	—	—	(6)	—	—	116
Shinhwa Underwear Co., Ltd.	182	—	—	—	74	—	—	256
Kendae Co.,Ltd.	98	—	—	—	—	—	—	98
Dongjo Co., Ltd.	115	—	—	—	—	—	—	115
Dae-A Leisure Co., Ltd.	578	—	—	—	—	—	—	578
Imt Technology Co., Ltd.	—	—	—	—	3	—	—	3
Computerlife Co., Ltd	—	—	—	—	69	—	—	69
IL-KWANG ELECTRONIC MATERIALS CO., LTD.	—	—	—	—	—	—	—	—
SO-MYUNG RECYCLING CO., LTD.	—	—	—	—	—	—	—	—
IDTECK CO., LTD	—	—	—	—	—	—	—	—
Seyoon Development Company	—	—	—	—	—	—	—	—
PIP System CO., LTD	—	—	—	—	—	—	—	—
PT Bank Bukopin TBK	113,932	—	—	—	(1,235)	10,408	(1,723)	121,382

	506,664	69,005	(36,342)	(14,266)	30,965	10,408	(1,723)	564,711

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Beginning[1]	Acquisition and others	Disposal and others	Dividends	Gains (losses) from using equity method	Other comprehensive income	Ending
Korea Credit Bureau Co., Ltd.	5,056	—	—	(113)	998	—	5,941
Balhae Infrastructure Fund	105,190	4,645	(1,818)	(6,804)	6,837	—	108,050
KB GwS Private Securities Investment Trust	104,310	—	—	(6,386)	8,689	—	106,613
KB Digital Innovation & Growth New Technology Business Investment Fund	—	1,125	—	—	(37)	(9)	1,079
KB12-1 Venture Investment Partnership	37,507	—	(5,400)	(10,640)	28,445	—	49,912
Future Planning KB Start-up Creation Fund	18,336	—	(400)	(2,600)	2,733	—	18,069
KoFC KBIC Frontier Champ 2010-5(PEF)	4,137	—	(3,138)	(999)	140	—	140
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	14,171	—	—	—	(1,498)	(992)	11,681
KB High-tech Company Investment Fund	27,220	—	(4,700)	—	43	—	22,563
Aju Good Technology Venture Fund	8,230	9,808	—	—	96	—	18,134
KB-KDBC New Technology Business Investment Fund	2,486	5,000	—	—	(189)	—	7,297
KBTS Technology Venture Private Equity Fund	—	7,620	—	—	(239)	—	7,381
KB IP Investment FundII	—	3,000	—	—	(58)	—	2,942
KB Digital Innovation Investment Fund Limited Partnership	—	7,700	—	—	(83)	—	7,617
KB-Brain KOSDAQ Scale-up Fund	—	4,000	—	—	(34)	—	3,966
KB Star office private real estate Investment Trust No.1	20,122	—	—	(1,162)	1,292	—	20,252
Terra Corporation	20	—	—	—	(20)	—	—
MJT&I Corp.	127	—	—	—	(5)	—	122
Shinhwa Underwear Co., Ltd.	138	—	—	—	44	—	182
Kendae Co.,Ltd.	127	—	—	—	(29)	—	98
Dongjo Co., Ltd.	—	—	—	—	115	—	115
Dae-A Leisure Co., Ltd.	—	—	—	—	3,698	(3,120)	578
PT Bank Bukopin TBK	—	116,422	—	—	(1,946)	(544)	113,932

	347,177	159,320	(15,456)	(28,704)	48,992	(4,665)	506,664

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The tables below provide unrecognized share of losses of associates, both for the reporting period and cumulatively, because the Group has stopped recognizing its share of losses of associates when applying the equity method.

	2019		2018
(In millions of Korean won)	Unrecognized loss (gain)	Accumulated unrecognized loss	Unrecognized loss (gain)	Accumulated unrecognized loss
Incheon Bridge Co., Ltd.	(1,944)	14,746	487	16,689
Shinla Construction Co., Ltd.	—	183	—	183
Doosung Metal Co., Ltd	46	65	(4)	19
Jungdong Steel Co., Ltd	—	487	—	487
DPAPS Co., Ltd.	14	339	141	325
Jinseung Tech Co., Ltd.	18	21	3	3
Korea NM Tech Co., Ltd.	—	28	28	28
Jungdo Co., Ltd.	—	160	160	160
Jaeyang Industry Co., Ltd.	—	30	30	30
Terra Corporation	—	14	14	14
Chong Il Machine & Tools Co., Ltd.	19	19	—	—
SKYDIGITAL INC	106	106	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

14. Property and Equipment, and Investment Properties

Details of property and equipment as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,985,370	—	(1,018)	1,984,352
Buildings	1,478,343	(476,154)	(5,859)	996,330
Leasehold improvements	788,586	(697,387)	—	91,199
Equipment and vehicles	1,262,759	(1,001,033)	—	261,726
Construction in-progress	85,953	—	—	85,953
Right-of-use assets	597,267	(232,453)	—	364,814

	6,198,278	(2,407,027)	(6,877)	3,784,374

	2018
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,979,811	—	(1,018)	1,978,793
Buildings	1,256,234	(442,318)	(5,859)	808,057
Leasehold improvements	794,814	(700,046)	—	94,768
Equipment and vehicles	1,147,644	(993,785)	—	153,859
Construction in-progress	81,268	—	—	81,268
Finance lease assets	32,709	(21,788)	—	10,921

	5,292,480	(2,157,937)	(6,877)	3,127,666

Changes in property and equipment for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning[1]	Acquisition	Transfers[2]	Disposal	Depreciation	Others	Ending
Land	1,978,793	185	5,483	(124)	—	15	1,984,352
Buildings	808,057	67	224,748	(3,095)	(33,481)	34	996,330
Leasehold improvements	89,709	2,707	62,263	—	(63,576)	96	91,199
Equipment and vehicles	153,859	229,793	—	(234)	(121,820)	128	261,726
Construction in-progress	81,268	292,852	(288,119)	—	—	(48)	85,953
Right-of-use assets	376,606	328,623	—	(138,642)	(218,565)	16,792	364,814

	3,488,292	854,227	4,375	(142,095)	(437,442)	17,017	3,784,374

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Beginning	Acquisition	Transfers[2]	Disposal	Depreciation	Others	Ending
Land	1,972,212	124	7,129	(691)	—	19	1,978,793
Buildings	801,064	—	40,956	(4,079)	(29,928)	44	808,057
Leasehold improvements	76,076	1,086	69,646	(242)	(62,035)	10,237	94,768
Equipment and vehicles	148,826	102,974	246	(795)	(97,423)	31	153,859
Construction in-progress	12,187	229,765	(160,684)	—	—	—	81,268
Finance lease assets	5,229	9,640	—	—	(3,948)	—	10,921

	3,015,594	343,589	(42,707)	(5,807)	(193,334)	10,331	3,127,666

[1]	Restated based on Korean IFRS 1116.
[2]	Including transfers from investment properties and assets held for sale.

Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)

2019
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

(In millions of Korean won)

2018
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

Details of investment properties as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	328,587	—	328,587
Buildings	164,774	(17,393)	147,381

	493,361	(17,393)	475,968

	2018
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	166,737	—	166,737
Buildings	107,554	(16,367)	91,187

	274,291	(16,367)	257,924

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The valuation technique and input variables that are used to measure the fair value of investment property as at December 31, 2019, are as follows:

(In millions of Korean won)	2019
	Fair Value	Valuation technique	Inputs
Land and Buildings	47,623	Cost approach value	- Price per square meter - Replacement cost
	465,684	Income approach	- Discount rate - Capitalization rate - Vacancy rate

As at December 31, 2019 and 2018, fair values of the investment properties amount to ~~W~~ 513,307 million and ~~W~~ 286,475 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2019 and 2018, amounts to ~~W~~ 15,663 million and ~~W~~ 18,162 million, respectively.

Changes in investment properties for the years ended December 31, 2019 and 2018, are as follows:

		2019
(In millions of Korean won)	Beginning	Acquisitions	Transfers	Disposal	Depreciation	Ending
Land	166,737	167,333	(5,483)	—	—	328,587
Buildings	91,187	63,251	(4,195)	—	(2,862)	147,381

	257,924	230,584	(9,678)	—	(2,862)	475,968

		2018
(In millions of Korean won)	Beginning	Acquisitions	Transfers	Disposal	Depreciation	Ending
Land	205,723	—	17,069	(56,055)	—	166,737
Buildings	131,777	179	13,349	(50,872)	(3,246)	91,187

	337,500	179	30,418	(106,927)	(3,246)	257,924

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

15. Intangible Assets

Details of intangible assets as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	66,490	—	(1,202)	65,288
Other intangible assets	1,040,642	(835,033)	(2,166)	203,443

	1,107,132	(835,033)	(3,368)	268,731

	2018
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	66,490	—	(1,202)	65,288
Other intangible assets	935,208	(771,182)	(5,106)	158,920

	1,001,698	(771,182)	(6,308)	224,208

Details of goodwill as at December 31, 2019 and 2018, are as follows:

	2019		2018
(In millions of Korean won)	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount
Housing & Commercial Bank	65,288	65,288	65,288	65,288
KB Cambodia Bank	1,202	—	1,202	—

	66,490	65,288	66,490	65,288

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2019 and 2018.

Changes in accumulated impairment losses for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(1,202)	—	—	—	(1,202)

	2018
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(1,202)	—	—	—	(1,202)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of allocation of goodwill to cash-generating units and related information for impairment testing as at December 31, 2019 is as follows:

	2019
(In millions of Korean won)	Retail Banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeded carrying amount	3,424,398	3,142,439	6,566,837
Discount rate (%)	13.02	13.09
Permanent growth rate (%)	1.00	1.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% annually for Retail Banking, Corporate Banking. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of intangible assets, excluding goodwill, as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,020	(1,727)	—	293
Software	853,867	(719,890)	—	133,977
Other intangible assets	149,628	(87,928)	(2,166)	59,534
Right-of-use assets	35,127	(25,488)	—	9,639

	1,040,642	(835,033)	(2,166)	203,443

	2018
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,858	(1,608)	—	250
Software	769,244	(673,475)	—	95,769
Other intangible assets	129,975	(77,129)	(5,106)	47,740
Finance leases assets	34,131	(18,970)	—	15,161

	935,208	(771,182)	(5,106)	158,920

Changes in intangible assets, excluding goodwill, for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	250	149	—	(106)	—	293
Software	95,769	88,896	—	(50,949)	261	133,977
Other intangible assets	47,740	30,283	(7,126)	(11,469)	106	59,534
Right-of-use assets	15,161	996	—	(6,518)	—	9,639

	158,920	120,324	(7,126)	(69,042)	367	203,443

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	281	58	—	(89)	—	250
Software	88,635	45,839	—	(38,707)	2	95,769
Other intangible assets	50,865	7,160	(2,825)	(5,710)	(1,750)	47,740
Finance leases assets	12,539	8,024	—	(5,402)	—	15,161

	152,320	61,081	(2,825)	(49,908)	(1,748)	158,920

Changes in accumulated impairment losses on other intangible assets for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(5,106)	(50)	112	2,878	(2,166)

	2018
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(3,597)	(1,806)	31	266	(5,106)

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	60,244	—	60,244
Impairment losses on property and equipment	2,656	—	2,656
Share-based payments	12,114	—	12,114
Provisions for guarantees	20,959	—	20,959
Gains on valuation of derivatives	—	(59,827)	(59,827)
Present value discount	—	(118)	(118)
Losses on fair value hedged item	12,123	—	12,123
Accrued interest	—	(48,979)	(48,979)
Deferred loan origination fees and costs	—	(136,178)	(136,178)
Gains on revaluation	—	(286,269)	(286,269)
Investments in subsidiaries and associates	31,509	(88,492)	(56,983)
Gains on valuation of security investment	—	(100,400)	(100,400)
Defined benefit liabilities	422,800	—	422,800
Accrued expenses	173,023	—	173,023
Retirement insurance expense	—	(375,300)	(375,300)
Adjustments to the prepaid contributions	—	(22,897)	(22,897)
Others	250,358	(113,715)	136,643

	985,786	(1,232,175)	(246,389)
Offsetting of deferred income tax assets and liabilities	(983,523)	983,523	—

	2,263	(248,652)	(246,389)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	62,179	—	62,179
Impairment losses on property and equipment	4,132	—	4,132
Share-based payments	11,868	—	11,868
Provisions for guarantees	20,298	—	20,298
Gains on valuation of derivatives	—	(13,188)	(13,188)
Present value discount	—	(34)	(34)
Gains on fair value hedged item	—	(25,873)	(25,873)
Accrued interest	—	(41,687)	(41,687)
Deferred loan origination fees and costs	—	(139,697)	(139,697)
Gains on revaluation	—	(286,739)	(286,739)
Investments in subsidiaries and associates	29,410	(67,358)	(37,948)
Gains on valuation of security investment	—	(53,384)	(53,384)
Defined benefit liabilities	387,667	—	387,667
Accrued expenses	202,220	—	202,220
Retirement insurance expense	—	(343,176)	(343,176)
Adjustments to the prepaid contributions	—	(19,033)	(19,033)
Others	183,561	(28,902)	154,659

	901,335	(1,019,071)	(117,736)
Offsetting of deferred income tax assets and liabilities	(898,204)	898,204	—

	3,131	(120,867)	(117,736)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 33,487 million and 42,404 million associated with investments in subsidiaries and associates as at December 31, 2019, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

As at December 31, 2019 and 2018, no deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 7,716 million and ~~W~~ 8,938 million associated with investments in subsidiaries and associates as at December 31, 2019 and 2018, because it is not probable that the temporary differences will be reversed in the foreseeable future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~19,388 million associated with others as at December 31, 2019 (~~W~~ 363 million and ~~W~~15,030 million associated with accrued expenses and others respectively as at December 31, 2018), due to the uncertainty that these will be realized in the future.

Changes in cumulative temporary differences for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains and Losses on fair value hedged item	—	—	44,085	44,085
Other provisions	226,103	226,103	219,069	219,069
Impairment losses on property and equipment	15,027	15,027	9,659	9,659
Share-based payments	43,156	43,156	44,049	44,049
Provisions for guarantees	73,809	73,809	76,214	76,214
Investment in subsidiaries and associates	115,883	21,567	27,976	122,292
Retirement insurance expense	1,409,700	112,517	240,272	1,537,455
Accrued expenses	735,712	735,712	629,175	629,175
Others	682,521	133,335	380,595	929,781

	3,301,911	1,361,226	1,671,094	3,611,779

Unrecognized deferred income tax assets
Accrued expenses	363			—
Investment in subsidiaries and associates	8,938			7,716
Others	15,030			19,388
	3,277,580			3,584,675

Tax rate (%)	27.50			27.50

Total deferred income tax assets from deductible temporary differences	901,335			985,786

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2019
	Beginning	Decrease	Increase	Ending
Taxable temporary differences
Gain and Losses from fair value hedge	(94,085)	(94,085)	—	—
Accrued interest	(151,588)	(102,728)	(129,247)	(178,107)
Deferred loan origination fees and costs	(507,988)	(507,988)	(495,193)	(495,193)
Gains on valuation of derivatives	(47,956)	(47,956)	(217,552)	(217,552)
Present value discount	(124)	(124)	(429)	(429)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,042,687)	(1,711)	—	(1,040,976)
Investment in subsidiaries and associates	(287,344)	(1,572)	(69,503)	(355,275)
Gains on valuation of security investment	(194,124)	(194,124)	(365,092)	(365,092)
Retirement insurance expense	(1,247,911)	(112,517)	(229,333)	(1,364,727)
Adjustments to the prepaid contributions	(69,212)	(69,212)	(83,262)	(83,262)
Others	(105,098)	(38,594)	(347,006)	(413,510)

	(3,813,405)	(1,170,611)	(1,936,617)	(4,579,411)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)
Investments in subsidiaries and associates	(42,404)			(33,487)

	(3,705,713)			(4,480,636)
Tax rate (%)	27.50			27.50

Total deferred income tax liabilities from taxable temporary differences	(1,019,071)			(1,232,175)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Beginning[1]	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	256,282	256,282	226,103	226,103
Impairment losses on property and equipment	19,678	19,678	15,027	15,027
Interest on equity index-linked deposits	155	155	—	—
Share-based payments	61,870	61,870	43,156	43,156
Provisions for guarantees	98,294	98,294	73,809	73,809
Loss on SPE repurchase	80,204	80,204	—	—
Investment in subsidiaries and associates	81,336	13,835	48,382	115,883
Gains on valuation of security investment	75,642	75,642	—	—
Defined benefit liabilities	1,210,654	114,562	313,608	1,409,700
Accrued expenses	467,999	467,999	735,712	735,712
Others	881,600	353,386	154,307	682,521

	3,233,714	1,541,907	1,610,104	3,301,911

Unrecognized deferred income tax assets
Accrued expenses	—			363
Loss on SPE repurchase	80,204			—
Investment in subsidiaries and associates	18,084			8,938
Others	12,500			15,030

	3,122,926			3,277,580
Tax rate (%)[2]	27.50			27.50

Total deferred income tax assets from deductible temporary differences	858,805			901,335

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Beginning[1]	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	(57,083)	(57,083)	(94,085)	(94,085)
Accrued interest	(157,556)	(116,532)	(110,564)	(151,588)
Deferred loan origination fees and costs	(479,671)	(479,671)	(507,988)	(507,988)
Gains on valuation of derivatives	(52,764)	(52,764)	(47,956)	(47,956)
Present value discount	(209)	(209)	(124)	(124)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,113,979)	(71,292)	—	(1,042,687)
Investment in subsidiaries and associates	(370,348)	(130,476)	(47,472)	(287,344)
Gains on valuation of security investment	—	—	(194,124)	(194,124)
Retirement insurance expense	(1,095,495)	(82,468)	(234,884)	(1,247,911)
Adjustments to the prepaid contributions	(59,040)	(59,040)	(69,212)	(69,212)
Others	(72,737)	(12,708)	(45,069)	(105,098)

	(3,524,170)	(1,062,243)	(1,351,478)	(3,813,405)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)
Investments in subsidiaries and associates	(4,901)			(42,404)

	(3,453,981)			(3,705,713)
Tax rate (%) [2]	27.50			27.50

Total deferred income tax liabilities from taxable temporary differences	(949,845)			(1,019,071)

[1]	Restated based on Korean IFRS 1109.
[2]	As the corporate tax rate was changed due to the revision of the tax law at the end of 2017, deferred tax assets (liabilities) expected to be realized after 2018 are calculated using 27.5%.

17. Other Assets

Details of other assets as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other financial assets
Other receivables	3,059,196	1,921,593
Accrued income	867,534	793,340
Guarantee deposits	995,678	1,019,169
Domestic exchange settlement debits	523,182	476,349
Others	32,329	11,843
Allowances for loan losses	(11,461)	(21,775)
Present value discount	(1,754)	(1,322)

	5,464,704	4,199,197

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2019	2018
Other non-financial assets
Other receivables	86	61
Prepaid expenses	120,873	130,432
Guarantee deposits	3,047	3,061
Others	120,201	74,649
Allowances on other assets	(16,528)	(16,992)

	227,679	191,211

	5,692,383	4,390,408

Changes in allowances for loan losses on other assets for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Other financial assets	Other non-financial assets	Total
Beginning	21,775	16,992	38,767
Provision	(7,758)	(312)	(8,070)
Written-off	(3,367)	(152)	(3,519)
Others	811	—	811

Ending	11,461	16,528	27,989

(In millions of Korean won)	2018
	Other financial assets	Other non- financial assets	Total
Beginning[1]	54,190	22,575	76,765
Provision	1,179	(3,720)	(2,541)
Written-off	(34,773)	(1,863)	(36,636)
Others	1,179	—	1,179

Ending	21,775	16,992	38,767

1 Restated based on Korean IFRS 1109.

18. Assets Held for Sale

Details of assets held for sale as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	7,210	(1,530)	5,680	6,467
Buildings	2,513	(1,252)	1,261	1,261

	9,723	(2,782)	6,941	7,728

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	16,048	(3,442)	12,606	16,552
Buildings	9,054	(4,708)	4,346	4,403

	25,102	(8,150)	16,952	20,955

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as at December 31, 2019, are as follows:

	2019
(In millions of Korean won)	Fair value	Valuation technique[1]	Unobservable inputs[2]	Estimated range of unobservable inputs(%)	Effect of unobservable inputs on fair value
Land and buildings	7,728	Market comparison approach model and others	Adjustment index	0.44 ~ 1.36	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated by using the time factor correction, regional factors or individual factors.

Among assets held for sale, real estates were measured by an independent evaluator who has recently assessed similar properties in the area of the qualifying real estates. All of assets held for sale are included in level 3 in accordance with Note 6-1. (2).

Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)
2019
Beginning	Provision	Reversal	Others	Ending
(8,150)	(333)	—	5,701	(2,782)

(In millions of Korean won)
2018
Beginning	Provision	Reversal	Others	Ending
(12,801)	(5,281)	286	9,646	(8,150)

As at December 31, 2019, assets held for sale consist of three real estates of closed offices, which were committed to sell by the management, but not yet sold as at December 31, 2019. Negotiation with buyers is in process for the one asset and the remaining two assets are also being actively marketed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

19. Deposits

Details of deposits as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Demand deposits
Demand deposits in Korean won	124,457,990	112,746,957
Demand deposits in foreign currencies	7,937,663	6,242,996

	132,395,653	118,989,953

Time deposits
Time deposits in Korean won	156,738,952	144,387,450
Time deposits in foreign currencies	7,561,299	5,664,671
Fair value adjustments on fair value hedged time deposits in foreign currencies	(18,391)	(89,265)

	164,281,860	149,962,856

Certificates of deposits	4,239,969	3,531,719

	300,917,482	272,484,528

20. Debts

Details of debts as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Borrowings	18,043,380	16,689,574
Bonds sold under repurchase agreements and others	830,095	444,066
Call money	267,787	362,415

Total	19,141,262	17,496,055

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of borrowings as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2019	2018
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	2,649,851	1,672,714
	Borrowings from the government	SEMAS and others	0.00 ~ 3.00	1,658,810	1,745,939
	Borrowings from non-banking financial institutions	Korea Development Bank	0.20 ~ 2.20	408,042	372,853
	Other borrowings	Korea Development Bank and others	0.00 ~ 4.90	4,344,937	3,965,534

				9,061,640	7,757,040

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and others	—	4,682	13,353
	Borrowings from banking institutions	Central Bank of Uzbekistan and others	0.00 ~ 3.53	7,450,947	7,110,028
	Borrowings from other financial institutions	Export Import Bank of Korea and others	2.28 ~ 3.08	7,081	18,725
	Other borrowings in foreign currencies	Standard Chartered Bank and others	0.00 ~ 2.63	1,519,030	1,790,428

				8,981,740	8,932,534

				18,043,380	16,689,574

Details of bonds sold under repurchase agreements and others as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2019	2018
Bonds sold under Repurchase agreements	Individuals, groups, corporations	0.91 ~ 1.18	825,710	436,471
Bills sold	Counter sale	0.70 ~ 1.05	4,385	7,595

			830,095	444,066

Details of call money as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2019	2018
Call money in foreign currencies	Central Bank of Uzbekistan and others	2.91 ~ 4.30	267,787	362,415

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

21. Debentures

Details of debentures as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2019	2018
Debentures in Korean won
Structured debentures	5.65 ~ 5.86	33,310	34,320
Subordinated fixed rate debentures	2.96 ~ 4.35	3,416,590	3,422,729
Fixed rate debentures	1.47 ~ 2.44	10,787,614	15,024,545
Floating rate debentures	1.54	300,000	640,000

		14,537,514	19,121,594

Fair value adjustments on fair value hedged debentures in Korean won		21,070	19,252
Discount on debentures in Korean won		(3,588)	(11,792)

		14,554,996	19,129,054

Debentures in foreign currencies
Floating rate debentures	2.31 ~ 2.84	1,301,367	1,344,628
Fixed rate debentures	2.13 ~ 4.50	2,857,545	2,725,700

		4,158,912	4,070,328

Fair value adjustments on fair value hedged debentures in foreign currencies		41,406	(24,073)
Discount on debentures in foreign currencies		(15,322)	(11,724)

		4,184,996	4,034,531

		18,739,992	23,163,585

Changes in debentures based on face value for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	34,320	—	(1,010)	—	33,310
Subordinated fixed rate debentures	3,422,729	—	(6,139)	—	3,416,590
Fixed rate debentures	15,024,545	8,597,400	(12,834,331)	—	10,787,614
Floating rate debentures	640,000	300,000	(640,000)	—	300,000

	19,121,594	8,897,400	(13,481,480)	—	14,537,514

Debentures in foreign currencies
Floating rate debentures	1,344,628	60,780	(33,199)	(70,842)	1,301,367
Fixed rate debentures	2,725,699	595,490	(590,950)	127,306	2,857,545

	4,070,327	656,270	(624,149)	56,464	4,158,912

	23,191,921	9,553,670	(14,105,629)	56,464	18,696,426

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	135,800	—	(101,480)	—	34,320
Subordinated fixed rate debentures	2,888,411	600,000	(65,682)	—	3,422,729
Fixed rate debentures	13,236,365	11,761,400	(9,973,220)	—	15,024,545
Floating rate debentures	—	640,000	—	—	640,000

	16,260,576	13,001,400	(10,140,382)	—	19,121,594

Debentures in foreign currencies
Floating rate debentures	835,692	725,638	(274,130)	57,428	1,344,628
Fixed rate debentures	2,142,800	493,022	—	89,877	2,725,699

	2,978,492	1,218,660	(274,130)	147,305	4,070,327

	19,239,068	14,220,060	(10,414,512)	147,305	23,191,921

22. Provisions

Details of provisions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Provisions for unused loan commitments	95,755	103,882
Provisions for acceptances and guarantees	76,256	73,897
Provisions for asset retirement obligation	106,269	95,396
Others	32,860	35,199

	311,140	308,374

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2019 and 2018, are as follows:

	2019
	Provisions for unused loan commitments			Provisions for acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	74,987	28,895	—	26,291	29,625	17,981
Transfer between stages
Transfer to 12-month expected credit losses	15,262	(15,235)	(27)	365	(365)	—
Transfer to lifetime expected credit losses	(13,691)	13,749	(58)	(976)	1,705	(729)
Impairment	(118)	(800)	918	(24)	(280)	304
Provision (reversal) for loan losses	(15,676)	7,824	(833)	(1,971)	4,643	(892)
Others (effects of changes in foreign exchange rate, etc.)	321	237	—	196	260	123

Ending	61,085	34,670	—	23,881	35,588	16,787

	2018
	Provisions for unused loan commitments			Provisions for acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning[1]	74,885	27,178	—	40,277	39,628	18,744
Transfer between stages
Transfer to 12-month expected credit losses	10,001	(9,935)	(66)	661	(661)	—
Transfer to lifetime expected credit losses	(7,701)	7,784	(83)	(534)	676	(142)
Impairment	(201)	(667)	867	(6)	(87)	93
Provision (reversal) for loan losses	(2,204)	4,377	(718)	(14,515)	(10,174)	(898)
Others (effects of changes in foreign exchange rate, etc.)	207	158	—	408	243	184

Ending	74,987	28,895	—	26,291	29,625	17,981

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Changes in provisions for asset retirement obligation for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Beginning	95,396	85,575
Increase	3,584	1,780
Reversal	(6,054)	(154)
Used	(3,658)	(2,534)
Unwinding of discount	1,981	2,305
Effects of changes in foreign exchange rate	15,020	8,424

Ending	106,269	95,396

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2019 and 2018, are as follows:

		2019
(In millions of Korean won)		Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Others	Total
Beginning		61	4,375	6,478	2,391	21,894	35,199
Provision		61	2,296	8,160	3,020	710	14,247
Used and Others		(69)	(3,093)	(3,976)	—	(9,448)	(16,586)

Ending		53	3,578	10,662	5,411	13,156	32,860

	2018
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities[1]	Greenhouse Gas Emission liabilities	Others	Total
Beginning	138	5,050	7,482	2,218	177	62,137	77,202
Provision (Reversal)	111	2,657	184	173	(177)	(10,620)	(7,672)
Used and Others	(188)	(3,332)	(1,188)	—	—	(29,623)	(34,331)

Ending	61	4,375	6,478	2,391	—	21,894	35,199

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary growth rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities (assets) for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities (assets)
Beginning	1,549,092	(1,382,487)	166,605
Current service cost	151,846	—	151,846
Past service cost[1]	2,276	—	2,276
Interest expense (income)	35,227	(31,403)	3,824
Remeasurements :
-Actuarial loss arising from experience adjustment	10,219	—	10,219
-Actuarial loss arising from changes in demographic assumptions	(5,128)	—	(5,128)
-Actuarial loss arising from changes in financial assumptions	42,426	—	42,426
-Return on plan assets (excluding amounts included in interest income)	—	8,165	8,165
Contributions	—	(196,100)	(196,100)
Payments from plans (benefit payments)	(112,516)	(112,516)	—
Payments from the Group	(5,323)	—	(5,323)
Transfer in	4,406	(4,102)	304
Transfer out	(2,558)	2,558	—
Effects of changes in foreign exchange rate	(4)	—	(4)

Ending	1,669,963	(1,490,853)	179,110

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,318,665	(1,310,097)	8,568
Current service cost	136,279	—	136,279
Past service cost[1]	26,663	—	26,663
Interest expense (income)	37,568	(37,327)	241
Remeasurements :
-Actuarial loss arising from experience adjustment	26,780	—	26,780
-Actuarial loss arising from changes in demographic assumptions	9,775	—	9,775
-Actuarial loss arising from changes in financial assumptions	77,611	—	77,611
-Return on plan assets (excluding amounts included in interest income)	—	17,967	17,967
Contributions	—	(133,000)	(133,000)
Payments from plans (benefit payments)	(77,785)	77,785	—
Payments from the Group	(4,476)	—	(4,476)
Transfer in	2,677	(2,497)	180
Transfer out	(4,682)	4,682	—
Effects of changes in foreign exchange rate	17	—	17

Ending	1,549,092	(1,382,487)	166,605

[1]	Other provisions of ￦22,306 million were transferred to the account as at December 31, 2017.

Details of the net defined benefit liabilities as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Present value of defined benefit obligation	1,669,963	1,549,092
Fair value of plan assets	(1,490,853)	(1,382,487)

Net defined benefit liabilities	179,110	166,605

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Current service cost	151,846	136,279
Past service cost	2,276	4,357
Interest expenses of net defined benefit liabilities	3,824	241

Total	157,946	140,877

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Remeasurements:
-Actuarial gain arising from changes in demographic assumptions	5,128	(9,775)
-Actuarial loss arising from experience adjustment	(10,219)	(26,780)
-Actuarial gain arising from changes in financial assumptions	(42,426)	(77,611)
- Return on plan assets (excluding amounts included in interest income)	(8,165)	(17,967)
Income tax effects	15,313	36,336

Remeasurements after income tax	(40,369)	(95,797)

Details of fair value of plan assets as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,490,590	1,490,590
Others	—	263	263

	—	1,490,853	1,490,853

	2018
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,382,487	1,382,487

Key actuarial assumptions used as at December 31, 2019 and 2018, are as follows:

	Ratio (%)
	2019	2018
Discount rate	2.00	2.30
Salary growth rate	3.75	3.75
Turnover	1.00	1.00

Expected mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2019.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as at December 31, 2019, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5%p	4.20% decrease	4.51% increase
Salary growth rate	0.5%p	4.12% increase	3.88% decrease
Turnover	0.5%p	0.49% decrease	0.52% increase

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as at December 31, 2019, is as follows:

(In millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	43,470	112,459	484,102	992,573	2,672,924	4,305,528

The weighted average duration of the defined benefit obligations is 8.88 and 8.86 years as at December 31, 2019 and December 31, 2018, respectively.

Expected contributions to plan assets for the period after December 31, 2019, are estimated to be approximately ~~W~~ 156,000 million.

24. Other Liabilities

Details of other liabilities as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other financial liabilities
Other payables	3,422,209	2,253,535
Prepaid card and debit cards	2,038	2,351
Accrued expenses	2,748,242	2,679,685
Financial guarantee liabilities	41,008	29,867
Deposits for letter of guarantees and others	286,946	156,364
Domestic exchange settlement credits	2,073,263	1,679,914
Foreign exchanges settlement credits	114,316	102,187
Borrowings from other business accounts	256	13,166
Payables to trust accounts	5,216,460	5,285,108
Liabilities incurred from agency relationship	771,609	605,076
Account for agency businesses	407,475	460,949
Lease liabilities	344,417	—
Others	18,265	29,202

	15,446,504	13,297,404

Other non-financial liabilities
Other payables	557,775	847,347
Unearned revenue	47,932	48,188
Accrued expenses	389,976	450,493
Withholding taxes	118,057	93,856
Others	65,368	78,776

	1,179,108	1,518,660

	16,625,612	14,816,064

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

25. Equity

25.1 Capital Stock

Details of outstanding shares as at December 31, 2019 and 2018, are as follows:

	Ordinary shares
	2019	2018
Number of shares authorized	1,000,000,000	1,000,000,000
Face value per share[1]	5,000	5,000
Number of shares	404,379,116	404,379,116
Capital stock[2]	2,021,896	2,021,896

[1]	In Korean won.
[2]	In millions of Korean won.

24.2 Hybrid Security

Details of hybrid security classified as equity as at December 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	2019	2018
Amortized Conditional Capital Securities	July 2, 2019	Permanent	4.35	574,523	—

Above securities are redeemable at the option of the Group on July 2, 2024 and each interest payment date thereafter.

25.3 Capital Surplus

Details of capital surplus as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Paid-in capital in excess of face value	4,604,417	4,604,417
Gain on business combination	397,669	397,669
Revaluation increment	177,229	177,229
Other capital surplus	40,389	39,473

	5,219,704	5,218,788

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Remeasurements of net defined benefit liabilities	(216,067)	(175,698)
Currency translation differences	15,943	(10,328)
Net gains on debt instruments at fair value through other comprehensive income	56,750	22,475
Net gains on equity instruments at fair value through other comprehensive income	303,338	302,014
Share of other comprehensive income of associates	4,287	(3,259)
Gains and losses on cash flow hedging instruments	(3,691)	11,539
Losses on hedges of a net investment in a foreign operations	(37,226)	(30,959)

	123,334	115,784

25.5 Retained Earnings

Retained earnings as at December 31, 2019 and 2018, consist of:

(In millions of Korean won)	2019	2018
Legal reserves	2,041,898	2,034,015
Regulatory reserve for credit losses	2,291,019	2,150,772
Voluntary reserves	14,257,527	12,522,628
Retained earnings before appropriation	2,474,332	2,603,983

	21,064,776	19,311,398

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit. The Group is reserving other reserves (legal reserves) in accordance with local regulation in oversea.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

Details of the regulatory reserve for credit losses as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Beginning	2,291,019	2,150,772
Amounts estimated to be appropriated	150,856	140,247

Ending	2,441,875	2,291,019

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Adjustments to the regulatory reserve for credit losses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Provision of regulatory reserve for credit losses[1]	150,856	247,207
Adjusted profit after provision of regulatory reserve for credit losses[2]	2,288,223	2,011,991

[1]

The previous amount expected to be appropriated is the amount required to reserve for credit losses, calculated based on the beginning balance of regulatory reserve for credit losses (including unearned reserves) that reflects the effect of adoption of Korean IFRS 1109 retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is calculated on the assumption that expected provision of regulatory reserve for credit losses which is measured in accordance with Banking Supervision Regulations would be reflected in net profit for the periods without consideration of income tax effect.

26. Interest Income and Expense

Details of interest income, expense, and net interest income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Interest income
Securities at fair value through profit or loss	202,244	214,455
Loans at fair value through profit or loss	9,686	7,850
Securities at fair value through other comprehensive income	602,042	502,093
Loans at fair value through other comprehensive income	13,670	2,138
Due from financial institutions at amortized cost	64,653	68,029
Securities at amortized cost	302,329	320,361
Loans at amortized cost	9,451,056	8,798,656
Others	134,268	106,306

	10,779,948	10,019,888

Interest expense
Deposits	3,452,860	3,019,866
Debts	344,285	319,017
Debentures	517,311	501,892
Others	101,705	78,391

	4,416,161	3,919,166

Net interest income	6,363,787	6,100,722

Interest income recognized on impaired loans is ￦ 23,672 million (December 31, 2018: ￦23,355 million) for the year ended December 31, 2019.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Fee and commission income
Banking activity fees	221,600	209,499
Lending activity fees	76,481	73,005
Credit card related fees	920	1,030
Debit card related fees and commissions	594	554
Agent activity fees	321,452	312,497
Trust and other fiduciary fees	308,084	287,385
Guarantee fees	39,170	32,423
Foreign currency related fees	100,499	92,140
Security activity commissions	128,891	146,883
Other business account commission on consignment	36,813	36,947
Others	248,858	230,428

	1,483,362	1,422,791

Fee and commission expense
Trading activity related fees[1]	12,898	12,427
Lending activity fees	31,613	30,661
Credit card related fees	29,303	18,478
Outsourcing related fees	95,988	78,986
Foreign currency related fees	24,140	21,402
Management fees of written-off loans	15,181	12,680
Contributions to external institutions	24,558	23,949
Others	116,385	101,460

	350,066	300,043

Net fee and commission income	1,133,296	1,122,748

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

28. Net Gains or Losses from Financial Assets/Liabilities at Fair Value through Profit or Loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss are composed of dividend income and gains or losses arising from changes in the fair values, sales and redemptions.

Details for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt instruments	265,422	249,860
Equity instruments	27,946	31,327

	293,368	281,187

Derivatives held for trading
Interest rate	1,692,513	1,509,811
Currency	4,995,524	3,463,934
Stock or stock index	254	7,048
Others	1,224	987

	6,689,515	4,981,780

Financial liabilities at fair value through profit or loss	394	377
Other financial instruments	5,810	22

	6,989,087	5,263,366

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt instruments	47,850	169,248
Equity instruments	3,637	37,844

	51,487	207,092

Derivatives held for trading
Interest rate	1,774,890	1,554,325
Currency	4,732,495	3,169,608
Stock or stock index	937	4,473
Others	484	1,210

	6,508,806	4,729,616

Financial liabilities at fair value through profit or loss	466	203
Other financial instruments	5,704	60

	6,566,463	4,936,971

Net gains or losses from financial assets/liabilities at fair value through profit or loss	422,624	326,395

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

29. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other operating income
Revenue related to financial assets at fair value through other comprehensive income
Gains on redemption of the securities at fair value through other comprehensive income	524	230
Gains on sale of the securities at fair value through other comprehensive income	99,195	94,984

Revenue related to financial assets at amortized cost
Gains on sale of loans at amortized cost	19,346	15,691
Gains on foreign exchange transactions	1,554,311	1,147,691
Dividend income	43,146	38,937
Others	198,049	86,307

	1,914,571	1,383,840

Other operating expense
Expenses related to financial assets at fair value through other comprehensive income
Losses on sale of the securities at fair value through other comprehensive income	4,195	7,135

Expenses related to financial assets at amortized cost
Losses on sale of loans at amortized cost	15,015	6,674

Losses on foreign exchanges transactions	1,515,382	1,211,920
Others	980,618	854,597

	2,515,210	2,080,326

Net other operating expense	(600,639)	(696,486)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Employee Benefits
Salaries and short-term employee benefits - salaries	1,489,102	1,522,003
Salaries and short-term employee benefits - welfare expense	638,184	652,781
Post-employment benefits - defined benefit plans	157,946	140,877
Post-employment benefits - defined contribution plans	7,220	6,719
Termination benefits	213,749	209,737
Share-based payments	15,173	4,051

	2,521,374	2,536,168

Depreciation and amortization	509,346	246,488

Other general and administrative expenses
Rental expense	62,277	259,194
Tax and dues	126,975	108,389
Communication	26,035	23,163
Electricity and utilities	22,435	21,641
Publication	8,977	9,771
Repairs and maintenance	12,037	11,263
Vehicle	6,878	7,367
Travel	5,163	4,096
Training	19,078	17,521
Service fees	123,425	107,678
Others	443,419	414,256

	856,699	984,339

	3,887,419	3,766,995

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

30.2 Share-based Payments

30.2.1 Share Grants

The Group changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

Details of the share grants as at December 31, 2019, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1,2]	Vesting conditions
Series 72	2017.08.28	6,742	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 73	2017.11.21	27,786	Services fulfillment, TSR 30%, EPS and Asset Quality 70%
Series 74	2018.01.01	134,465	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 75	2019.01.01	192,170	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 76	2019.04.01	5,380	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 77	2019.05.27	5,569	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 78	2019.11.21	36,443	Services fulfillment, TSR 30%, EPS and Asset Quality 70%
Deferred grant in 2015	—	4,756
Deferred grant in 2016	—	65,419
Deferred grant in 2017	—	95,697
Deferred grant in 2018	—	97,244

		671,671

[1]

Granted shares in relation to Series 72 ~ 78 represent the total number of shares granted to directors and employees but not vested at the end of reporting period. The number of deferred grants represents residual shares that have been vested at the end of reporting period.

[2]

Certain percentages among the granted shares are deferred for over five years from the time of initial exercising. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of share grants linked to short-term performance as at December 31, 2019, are as follows:

Share grants[1]	Number of vested shares	Vesting conditions
Granted shares for 2015	15,831	Vested
Granted shares for 2016	52,855	Vested
Granted shares for 2017	55,490	Vested
Granted shares for 2018	109,296	Vested
Granted shares for 2019	112,445	Proportion to service period

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2019, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long-term performance
Series 72	0.00~3.00	1.34%	43,659~47,631	43,659~47,631
Series 73	0.00~2.89	1.34%	41,253~43,741	43,803~46,445
Series 74	0.00~3.00	1.34%	41,279~45,035	43,659~47,631
Series 75	0.00~4.00	1.34%	41,506~46,021	42,336~47,631
Series 76	1.25~5.01	1.34%	41,070~44,926	41,070~44,926
Series 77	1.40~5.01	1.34%	41,070~44,926	41,070~44,926
Series 78	1.89~5.01	1.34%	38,303~41,900	41,070~44,926
Grant deferred in 2015	0.00~2.00	1.34%	—	44,926~47,631
Grant deferred in 2016	0.00~4.00	1.34%	—	42,336~47,631
Grant deferred in 2017	0.00~4.00	1.34%	—	42,336~47,631
Grant deferred in 2018	0.00~4.00	1.34%	—	42,336~47,631
Share granted in 2015	0.00~4.00	1.34%	—	42,336~47,631
Share granted in 2016	0.00~5.01	1.34%	—	41,070~47,631
Share granted in 2017	0.00~4.00	1.34%	—	42,336~47,631
Share granted in 2018	0.00~4.00	1.34%	—	42,336~47,631
Share granted in 2019	1.00~3.00	1.34%	—	43,659~46,281

The Group used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on 1 year-KTB rate.

As at December 31, 2019 and 2018, the accrued expenses related to share-based payments, including share grants, amounted to ~~W~~41,344 million and ~~W~~40,873 million, respectively, and the compensation costs from share grants amounting to ~~W~~15,173 million and ~~W~~4,051 million were incurred during the years ended December 31, 2019 and 2018, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

30.2.2 Mileage Stock

Details of Mileage Stock as at December 31, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (Years)[2]	Number of exercisable shares
Share granted in 2017	2017-01-09	28,925	0.00~0.02	11,365
	2017-02-03	43	0.00~0.09	28
	2017-04-03	82	0.00~0.25	61
	2017-05-22	20	0.00~0.39	20
	2017-07-03	52	0.00~0.50	52
	2017-08-07	29	0.00~0.60	19
	2017-08-08	5	0.00~0.60	2
	2017-08-16	204	0.00~0.62	151
	2017-08-17	40	0.00~0.63	24
	2017-08-24	387	0.00~0.65	288
	2017-09-08	83	0.00~0.69	73
	2017-11-01	120	0.00~0.84	103
	2017-11-06	106	0.00~0.85	101
	2017-12-06	105	0.00~0.93	83
	2017-12-26	255	0.00~0.99	175
	2017-12-29	114	0.00~0.99	58
Share granted in 2018	2018-01-10	19,197	0.00~1.03	15,430
	2018-02-12	9	0.00~1.12	7
	2018-04-02	115	0.00~1.25	99
	2018-04-30	86	0.00~1.33	62
	2018-05-08	170	0.00~1.35	150
	2018-06-01	140	0.00~1.42	121
	2018-07-02	180	0.00~1.50	123
	2018-08-07	194	0.00~1.60	175
	2018-08-09	47	0.00~1.61	38
	2018-08-14	30	0.00~1.62	30
	2018-08-16	130	0.00~1.62	112
	2018-09-07	106	0.00~1.68	82
	2018-10-04	129	0.00~1.76	106
	2018-11-01	258	0.00~1.84	248
	2018-11-06	236	0.00~1.85	206
	2018-12-03	132	0.00~1.92	132
	2018-12-04	21	0.00~1.93	21
	2018-12-07	91	0.00~1.93	91
	2018-12-12	64	0.00~1.95	57
	2018-12-18	271	0.00~1.96	271
	2018-12-19	42	0.00~1.97	42
	2018-12-31	127	0.00~2.00	127
	2019-01-11	26,580	0.00~2.03	25,563
	2019-02-01	12	0.00~2.09	12
	2019-04-01	167	0.00~2.25	167
	2019-04-18	105	0.00~2.30	105

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Share granted in 2019	2019-04-22	33	0.00~2.31	33
	2019-07-01	109	0.00~2.50	109
	2019-08-29	39	0.00~2.66	39
	2019-09-02	50	0.00~2.67	50
	2019-11-01	119	0.00~2.84	119
	2019-11-08	14	0.00~2.85	14
	2019-12-05	56	0.00~2.93	56
	2019-12-06	84	0.00~2.93	84
	2019-12-31	87	0.00~3.00	87

		79,800		56,771

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

[2]	The exercisable shares are assessed based on the stock price as at December 31, 2019. These shares are vested immediately at grant date.

The accrued expenses for share-based payments in regard to mileage stock as at December 31, 2019 and 2018, are ~~W~~2,705 million and ~~W~~2,283 million, respectively. The compensation costs amounting to ~~W~~1,334 million and ~~W~~1,350 million were recognized as an expense for the years ended December 31, 2019 and 2018, respectively.

31. Non-operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Non-operating income
Gains on disposal in property and equipment and assets held for sale	3,343	152,852
Rental income	24,640	26,429
Others	57,634	17,515

	85,617	196,796

Non-operating expenses
Losses on disposal in property and equipment and assets held for sale	4,591	5,590
Donation	84,211	91,943
Restoration cost	3,017	1,854
Others	32,685	53,237

	124,504	152,624

Net non-operating income (expenses)	(38,887)	44,172

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

32. Income Tax Expense

Income tax expense for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Tax payable
Current tax expense	793,937	806,618
Adjustments recognized in the period for current tax of prior years	(24,034)	(4,856)

	769,903	801,762

Changes in deferred income tax assets (liabilities)	128,653	26,696
Income tax expense of overseas branches	8,615	6,863
Income tax recognized directly in equity
Net losses on equity instruments at fair value through other comprehensive income	(502)	13,660
Net losses on debt instruments at fair value through other comprehensive income	(12,709)	(21,703)
Exchange difference in foreign operation	(4,488)	(9,346)
Remeasurements of net defined benefit liabilities	15,313	36,336
Gains on hedges of a net investment in a foreign operations	2,378	9,629
Gains on cash flow hedging instruments	5,777	(1,437)
Share of other comprehensive income of associates	(2,862)	1,283

	2,907	28,422

Reclassification of sale of securities at fair value through other comprehensive income	7,007	(5,172)
Consolidated tax effect	(37,692)	(31,431)

Tax expense	879,393	827,140

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2019 and 2018, follows:

(In millions of Korean won)	2019	2018
Profit before income tax	3,318,472	3,086,338

Tax at the applicable tax rate[1]	902,218	838,381
Non-taxable income	(4,035)	(2,967)
Non-deductible expense	12,174	12,964
Tax credit and tax exemption	(381)	(275)
Temporary difference for which no deferred tax is recognized	1,253	1,112
Tax supplementary pay (rebate) for tax of prior years	(9,938)	(2,771)
Income tax expense of overseas branch	8,615	6,863
Tax effect of investments in subsidiaries	81	1,878
Foreign subsidiary tax rate difference effect	(774)	(1,470)
Consolidated tax effect	(37,692)	(31,431)
Others	7,872	4,856

Tax expense	879,393	827,140

Tax expense / Profit before income tax (%)	26.50	26.80

[1]

Applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion to ~~W~~300 billion is 24.2%, for over ~~W~~300 billion is 27.5% as at December 31, 2019 and 2018.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Tax payables after offsetting[1,2]	405,894	623,867
Adjustment on consolidated tax payable and others[3]	(37,692)	(31,431)
Accounts payables[4]	(359,864)	(586,699)

Current tax payable	8,338	5,737

[1]

Current tax assets of ~~W~~ 9,692 million (December 31, 2018: ~~W~~ 486 million) and current tax assets of ~~W~~ 4,212 million (December 31, 2018: ~~W~~ 4,152 million) for overseas branches were excluded due to an uncertain tax position which does not qualify for offsetting.

[2]

Includes income tax payable of ~~W~~ 8,338 million (December 31, 2018: ~~W~~ 5,737 million) under current tax liabilities as at December 31, 2019, which are not to be offset against any income tax refund receivables, such as those of overseas branches.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The dividend to the shareholder of the Bank in respect of the year ended December 31, 2019, of ~~W~~1,810 per share, amounting to total dividends of ~~W~~ 731,926 million, is to be proposed at the annual general shareholder’s meeting on March 19, 2020. The Bank’s financial statements as at December 31, 2019, do not reflect this dividend payable.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassificati- on to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(175,698)	(55,682)	—	15,313	—	(216,067)
Currency translation differences	(10,328)	25,406	5,353	(4,488)	—	15,943
Net gains (losses) on debt instruments at fair value through other comprehensive income	22,475	98,224	(51,240)	(12,709)	—	56,750
Net gains (losses) on equity instruments at fair value through other comprehensive income	302,014	(23,657)	—	(502)	25,483	303,338
Share of other comprehensive income of associates	(3,259)	10,408	—	(2,862)	—	4,287
Gains(losses) on cash flow hedging instruments	11,539	(18,108)	(2,899)	5,777	—	(3,691)
Gains (losses) on hedges of a net investment in a foreign operations	(30,959)	(9,962)	1,317	2,378	—	(37,226)

	115,784	26,629	(47,469)	2,907	25,483	123,334

	2018
(In millions of Korean won)	Beginning[1]	Changes (excluding reclassifica- tion)	Reclassificati- on to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(79,902)	(132,132)	—	36,336	—	(175,698)
Currency translation differences	(37,711)	21,672	15,057	(9,346)	—	(10,328)
Net gains (losses) on debt instruments at fair value through other comprehensive income	(34,713)	72,415	6,476	(21,703)	—	22,475
Net gains (losses) on equity instruments at fair value through other comprehensive income	338,027	(30,863)	—	13,660	(18,810)	302,014
Share of other comprehensive income of associates	124	(4,666)	—	1,283	—	(3,259)
Gains(losses) on cash flow hedging instruments	7,751	6,980	(1,755)	(1,437)	—	11,539
Gains (losses) on hedges of a net investment in a foreign operations	(5,573)	(22,685)	(12,330)	9,629	—	(30,959)

	188,003	(89,279)	7,448	28,422	(18,810)	115,784

[1]	Restated based on Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

35. Trust Accounts

Financial information of the trust segments the Group manages as at December 31, 2019 and 2018, and for the years ended December 31, 2019 and 2018, is as follows:

(In millions of Korean won)	Total assets		Operating revenues
	2019	2018	2019	2018
Consolidated	4,384,959	4,259,441	137,017	127,994
Unconsolidated	51,685,885	47,644,193	2,206,184	1,609,587

	56,070,844	51,903,634	2,343,201	1,737,581

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Group’s trust accounts as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Trust Segment	Assets
	Accrued trust fees	37,340	36,172
	Other accrued income	23,976	23,658

		61,316	59,830

	Liabilities
	Due to trust accounts	1,268,401	1,160,152
	Accrued interest on due to trust accounts	7,081	6,267
	Deposits	278,975	345,873
	Accrued interest on deposits	2,481	24,867

		1,556,938	1,537,159

Custody Segment	Assets
	Accrued trust fees	6,387	5,549
	Liabilities
	Due to trust accounts	3,948,059	4,124,955
	Accrued interest on due to trust accounts	3,055	4,280

		3,951,114	4,129,235

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Significant revenue and expenses related to the Group’s trust accounts for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Trust Segment	Revenues
	Fees and commissions from trust accounts	276,985	259,170
	Management fees and commissions from retirement pension	25,741	25,321
	Commissions from early termination in trust accounts	119	88

		302,845	284,579

	Expenses
	Interest expenses on due to trust accounts	20,515	17,842
	Interest expenses on deposits	12,926	21,389

		33,441	39,231

Custody Segment	Revenues
	Fees and commissions from trust accounts	31,099	28,215

	Expenses
	Interest expenses on due to trust accounts	45,191	43,612

36. Supplemental Cash Flow Information

Cash and cash equivalents as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Cash	2,310,852	2,185,156
Checks with other banks	383,501	872,166
Due from Bank of Korea	8,336,097	8,911,607
Due from other financial institutions	3,450,859	2,920,081

	14,481,309	14,889,010

Restricted due from financial institutions	(8,759,432)	(9,203,801)
Due from financial institutions with original maturities over three months	(842,565)	(828,714)

	(9,601,997)	(10,032,515)

	4,879,312	4,856,495

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Significant non-cash transactions for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Decrease in loans due to the write-offs	539,584	526,134
Changes in accumulated other comprehensive income due to gains and losses on debt instruments at fair value through other comprehensive income	34,275	57,188
Changes in accumulated other comprehensive income due to investment in associates	7,546	(4,665)
Changes in financial investments due to debt-for-equity swap	88,958	22,286

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Activities	2019	2018
Income tax paid	Operating	961,615	396,072
Interest received	Operating	10,968,984	10,162,987
Interest paid	Operating	4,325,880	3,483,064
Dividends received	Operating	101,657	97,440
Dividends paid	Financing	667,226	640,132

Changes in liabilities arising from financial activities for the years ended December 31, 2019 and 2018 are as follows:

	2019
(In millions of Korean won)	Derivative financial instrument for hedging purposes[1]	Debts	Debentures	Payables to trust accounts	Lease liabilities	Deposits for letter of guarantees and others	Other payable	Total
Beginning	14,643	17,496,056	23,163,585	5,285,107	340,522	156,364	104,184	46,560,461
Cash flow	(28,631)	1,290,505	(4,561,661)	(68,647)	(164,201)	130,566	(32,864)	(3,434,933)
Lease newly acquired and disposal	—	—	—	—	160,451	—	—	160,451
Exchange differences	—	355,151	56,463	—	—	—	—	411,614
Changes in fair values	(108,220)	—	67,297	—	—	—	—	(40,923)
Changes from business combination	—	—	—	—	—	—	93,277	93,277
Other changes from non-cash transactions	7,618	(450)	14,308	—	7,645	16	(103,313)	(74,176)

Ending	(114,590)	19,141,262	18,739,992	5,216,460	344,417	286,946	61,284	43,675,771

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Derivative financial instrument for hedging purposes[1]	Debts	Debentures	Payables to trust accounts	Finance lease liabilities	Deposits for letter of guarantees and others	Other payable	Total
Beginning	(3,659)	15,810,753	19,183,798	5,018,031	1,642	351,455	144,636	40,506,656
Cash flow	(17,698)	1,517,014	3,795,428	267,076	(11,242)	(205,302)	(3,170)	5,342,106
Lease newly acquired	—	—	—	—	17,555	—	—	17,555
Exchange differences	—	169,122	147,306	—	—	—	—	316,428
Changes in fair values	30,679	—	4,019	—	—	—	—	34,698
Changes from business combination	—	—	—	—	—	—	(48,711)	(48,711)
Other changes from non-cash transactions	5,321	(833)	33,034	—	110	10,211	11,429	59,272

Ending	14,643	17,496,056	23,163,585	5,285,107	8,065	156,364	104,184	46,228,004

[1]	Derivative financial instruments held for hedging are shown at net amounts of liabilities and assets.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

37. Contingent Liabilities and Commitments

Acceptances and guarantees as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	161,314	196,517
Performance bond	3,686	—
Refund guarantees	28,021	—
Others	715,116	597,636

	908,137	794,153

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit	155,151	208,926
Letter of guarantees	49,754	53,210
Bid bond	37,765	51,528
Performance bond	718,097	604,311
Refund guarantees	1,022,646	592,925
Others	2,935,939	2,539,900

	4,919,352	4,050,800

Financial guarantees
Acceptances and guarantees for mortgage	47,384	50,497
Overseas debt guarantees	406,680	311,796
International financing guarantees in foreign currencies	231,685	110,070
Others	230,000	270,000

	915,749	742,363

	6,743,238	5,587,316

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	1,845,509	1,745,340
Refund guarantees	654,496	686,843

	2,500,005	2,432,183

	9,243,243	8,019,499

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Guarantee exposure by credit ratings

The credit quality of the guarantees exposure as at December 31, 2019 and 2018 can be categorized as follows:

(In millions of Korean won)	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees
Grade 1	4,220,046	696	—	4,220,742
Grade 2	2,105,637	38,271	—	2,143,908
Grade 3	93,074	81,317	—	174,391
Grade 4	18,773	172,440	—	191,213
Grade 5	—	2,873	10,111	12,984

	6,437,530	295,597	10,111	6,743,238

Unconfirmed acceptances and guarantees
Grade 1	1,228,258	1,289	—	1,229,547
Grade 2	1,121,159	32,413	—	1,153,572
Grade 3	17,091	20,957	—	38,048
Grade 4	4,236	62,964	—	67,200
Grade 5	—	170	11,468	11,638
	2,370,744	117,793	11,468	2,500,005

	8,808,274	413,390	21,579	9,243,243

(In millions of Korean won)	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Total
		Non-impaired	Impaired
Confirmed acceptances and guarantees
Grade 1	3,726,259	179	—	3,726,438
Grade 2	1,571,258	29,034	—	1,600,292
Grade 3	84,251	13,585	—	97,836
Grade 4	30,443	117,166	420	148,029
Grade 5	—	171	14,550	14,721

	5,412,211	160,135	14,970	5,587,316

Unconfirmed acceptances and guarantees
Grade 1	1,102,478	1,747	—	1,104,225
Grade 2	1,180,137	17,795	—	1,197,932
Grade 3	25,749	16,225	—	41,974
Grade 4	9,627	66,186	—	75,813
Grade 5	—	219	12,020	12,239

	2,317,991	102,172	12,020	2,432,183

	7,730,202	262,307	26,990	8,019,499

[1]	Applied same criteria as the credit quality classification of loans.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Acceptances and guarantees by counterparty as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,962,004	1,904,346	7,866,350	85.10
Small and medium sized companies	650,612	397,539	1,048,151	11.34
Public and others	130,622	198,120	328,742	3.56

	6,743,238	2,500,005	9,243,243	100.00

(In millions of Korean won)	2018
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	4,775,838	1,901,951	6,677,789	83.27
Small and medium sized companies	617,458	423,947	1,041,405	12.99
Public and others	194,020	106,285	300,305	3.74

	5,587,316	2,432,183	8,019,499	100.00

Acceptances and guarantees by industry as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	260,974	23,999	284,973	3.08
Manufacturing	3,373,220	1,627,840	5,001,060	54.11
Service	1,187,516	88,158	1,275,674	13.80
Wholesale and retail	1,126,976	597,998	1,724,974	18.66
Construction	467,114	20,590	487,704	5.28
Public	107,481	81,895	189,376	2.05
Others	219,957	59,525	279,482	3.02

	6,743,238	2,500,005	9,243,243	100.00

(In millions of Korean won)	2018
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	72,071	3,736	75,807	0.95
Manufacturing	2,981,245	1,451,657	4,432,902	55.27
Service	931,680	84,586	1,016,266	12.67
Wholesale and retail	998,333	723,367	1,721,700	21.47
Construction	280,146	40,988	321,134	4.00
Public	165,571	36,256	201,827	2.52
Others	158,270	91,593	249,863	3.12

	5,587,316	2,432,183	8,019,499	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Commitments as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Commitments
Corporate loan commitments	41,340,286	36,929,404
Retail loan commitments	42,492,182	41,283,734
Other acceptance and guarantees in Korean won	1,300,000	1,300,000
Purchase of securities	2,733,757	1,765,445

	87,866,225	81,278,583

Financial Guarantees
Credit line	1,797,802	1,956,426
Purchase of securities	591,500	436,800

	2,389,302	2,393,226

	90,255,527	83,671,809

Other Matters (including litigation)

a) The Group has filed 58 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~ 293,254 million, and faces 97 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~ 156,914 million, which arose in the normal course of the business and are still pending as at December 31, 2019.

b) As at December 31, 2019, the Group has entered into construction contracts amounting to ~~W~~ 155,546 million related to the construction of integrated headquarters building and payments made up to December 31, 2019 amount to ~~W~~ 41,598 million.

c) As at December 31, 2019, the Group has entered into construction contracts amounting to ~~W~~ 250,458 million related to the construction of The K Project(IT infrastructure construction business needed KB’s Digital Transformation to cope with change of IT technology and finance environment), and payments made until December 31, 2019 amount to ~~W~~ 60,462 million.

d) The Group has entered into a share purchase agreement to acquire a 70% shares in PRASAC(PRASAC Microfinance Institution Limited), a microfinance deposit taking institution in Cambodia, for US$ 603 million from the existing shareholders on January 6, 2020. The consummation of the acquisition is subject to approvals by the domestic and foreign financial authorities.

The Group has signed a shareholders’ agreement with the existing shareholders of PRASAC. Each of the existing shareholders has a put option to sell the remaining 30% shares to the Group at the exercise price calculated on the basis of the adjusted book value as of December 31, 2021. The put option will expire within six months following the finalization of the audited financial statements for the period ending December 31, 2021 and the confirmation of the adjusted book value. If the put option is not exercised until its expiry, the Group may exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option.

d) The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~ 372 million and ~~W~~ 372 million as at December 31, 2019 and 2018, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

38. Subsidiaries

Details of subsidiaries as at December 31, 2019, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)[1]	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd	100.00	Myanmar	Micro finance services
Kookmin Bank	Personal pension trust and 10 others[2]	0.00	Korea	Trust
Kookmin Bank	KH the 2nd L.L.C. and 39 others[3]	0.00	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund 1[3]	86.00	Korea	Investment Trust
KB Wise Star Private Real Estate Feeder Fund 1	KB Star Office Private Real Estate Master Fund 2[3]	44.44	Korea	Investment Trust
Kookmin Bank	KB Haeorum Private Securities 83[3]	99.94	Korea	Investment Trust
Kookmin Bank	Kiwoom Frontier Private placement fund 10[Bond][3]	99.90	Korea	Investment Trust
Kookmin Bank	Woori Safe Plus Qualified Private Trust S-8(Bond)[3]	99.96	Korea	Investment Trust
Kookmin Bank	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1[3]	99.92	Korea	Investment Trust
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00	Korea	Investment Trust
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 2	100.00	Korea	Investment Trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust 1(BOND)[3]	77.78	Korea	Investment Trust
Kookmin Bank	Meritz Private Real Estate fund No.9-2[3]	99.98	Korea	Investment Trust
Kookmin Bank	AIP US Red Private Real Estate Trust NO.10[3]	99.97	Korea	Investment Trust
Kookmin Bank	KB Leaders Private placement fund 10[Bond][3]	87.53	Korea	Investment Trust
Kookmin Bank	Samsung KODEX 10Y F-SKTB Inverse ETF(Bond-Derivatives)[3]	98.56	Korea	Investment Trust
Kookmin Bank	KB Core Blind Private Estate Fund 1st3	90.09	Korea	Investment Trust
KB Core Blind Private Estate Fund 1st	Wise Star Private Real Estate Feeder Fund 3rd3	46.65	Korea	Investment Trust
Kookmin Bank	KB Global Private Real Estate Debt Fund 3rd(USD)[3]	99.50	Korea	Investment Trust

[1]

The Bank converted Kookmin Bank Int’l Ltd.(London) into a London branch as at May 16, 2018, which is considered to be a merger transaction between subsidiaries under common control. The Bank accounted for the transaction by applying carrying amount method and measured the transferred assets and liabilities at carrying amounts included in the consolidated financial statements. The amounts of the transferred assets and liabilities resulting from the business combination were ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively as at the acquisition date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

[2]

The Bank controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.

[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.

KB Western Inland highway Private Special Asset Fund(SOC) and Koratevien Specialist Private Equity Fund 1 as structured companies that hold more than half of their ownership percentage but do not have the strength to related activities in accordance with agreements with trust and other sharerholders are excluded from the consolidation.

The condensed financial information of major subsidiaries as at December 31, 2019 and 2018, and for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd.(London)	37,404	887	36,517	558	293
Kookmin Bank Cambodia PLC.	307,604	208,670	98,934	15,815	2,851
Kookmin Bank (China) Ltd.	3,032,642	2,599,516	433,126	135,117	12,462
KB Microfinance Myanmar Co., Ltd	24,188	2,559	21,629	4,349	(149)
Personal pension trust and 10 others	4,413,755	4,299,288	114,467	141,162	3,515

(In millions of Korean won)	2018
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period
Kookmin Bank Int’l Ltd.(London)	35,923	940	34,983	7,330	1,331
Kookmin Bank Hongkong Ltd.[1]	—	—	—	5,716	5,434
Kookmin Bank Cambodia PLC.	197,135	104,328	92,807	10,307	1,621
Kookmin Bank (China) Ltd.	2,605,033	2,192,469	412,564	138,453	14,819
KB Microfinance Myanmar Co., Ltd	20,941	879	20,062	2,783	538
Personal pension trust and 10 others	4,284,440	4,173,488	110,952	144,767	3,966

[1]	Liquidation was completed during the year ended December 31, 2018.

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity are as follows:

•

The Bank provides the capital commitments of ~~W~~ 172,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ~~W~~ 817 million has not been utilized, of ~~W~~ 57,878 million to Meritz Private Real Estate fund No.9-2, of which ~~W~~ 24,258 million has not been utilized, and of ~~W~~ 100,000 million to KB Core Blind Private Estate Fund 1st, of which ~~W~~ 66,842 million has not been utilized. Based on the investment agreement, the Bnak is subject to increase its investment upon the request of the asset management company or agreement among existing investors.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•

The Bank has provided purchase commitment and grant of credit to the structured entities that are considered as subsidiaries. The Bank should purchase unsold commercial paper securities if there is a shortage of the investors for the commercial paper securities issued by the structured entity. If events causing the cessation of the issuance of commercial paper securities occur or if the structured entities become insolvent, the Bank should provide loans to the structured entities under certain conditions.

(In millions of Korean won)	2019
KH the 2nd L.L.C.	41,309
Silver Investment 2nd Inc.	50,000
KH the 3rd L.L.C.	30,100
KBH the 1st L.L.C.	8,070
HLD the 3rd L.L.C.	111,600
KBH the 3rd L.L.C.	30,217
KBC the 2nd L.L.C.	30,186
KLD the 1st L.L.C.	13,100
LOG the 3rd L.L.C.	24,300
KBL Incheon 1st L.L.C.	101,000
KB DTower 1st L.L.C.	50,151
KB Display 1st L.L.C.	100,303
KB Firstpark L.L.C	48,450
KB Alminium 1st L.L.C	50,236
KB INO 2nd L.L.C.	30,131
KBH the 5th L.L.C	25,072
KB Happy 1st L.L.C	50,138
KL Industrial 2nd L.L.C	30,164
KB Socio the 1st L.L.C.	30,187
KB Industry the 1st L.L.C.	30,158
KBST the 1st L.L.C	30,078
KBH the 4th L.L.C	30,168
KB Geumjeong Hill L.L.C	65,130
KBM the 1st L.L.C	45,220
KB Future the 1st L.L.C	30,127
Great Forest the 1st L.L.C	25,149
KBC the 3rd L.L.C.	35,074
KBH the 6th L.L.C	50,064
KB industry 2nd L.L.C	30,151
Beomuh Landmark the 2nd L.L.C	60,216
KB Firstville the 1st L.L.C	19,081
KB Handok the 1st L.L.C.	30,029
KB Heracles the 1st L.L.C.	25,131
KB World Vista the 1st L.L.C.	19,790
SLT Gamsam Co., Ltd.	24,300
K plus the 1st L.L.C.	200,369

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

•

The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

KBH the 5th L.L.C and 26 other subsidiaries were newly included in the consolidation scope, and KL the 1st L.L.C. and 19 other subsidiaries were excluded from the scope of consolidation due to redemption and others during the nine-month periods ended December 31, 2019.

Net cash flow from change in subsidiaries

The net cash inflow from subsidiaries newly consolidated and de-consolidated is amounting to ~~W~~174,559 million and ~~W~~37,720 million, respectively for the year ended December 31, 2019.

39. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset - backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and collection securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Structured finance	Granting PF loans related to SOC and real property Granting loans to ships/aircrafts SPC Project finance to M&A and others	Construction of SOC and real property Building ships/ Construction and purchase of aircrafts M&A	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

As at December 31, 2019 and 2018, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

(In millions of Korean won)	2019
	Asset-backed securitization	Structured finance	Investment funds	Total
Total assets of the unconsolidated structured entities	69,638,263	39,608,941	44,867,926	154,115,130

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	228,848	21,778	2,153,921	2,404,547
Derivative financial assets	1,367	—	—	1,367
Loans at amortized cost	124,054	2,686,643	—	2,810,697
Financial investments	4,680,995	—	—	4,680,995
Investments in associates	—	—	334,713	334,713
Other assets	—	—	—	—

	5,035,264	2,708,421	2,488,634	10,232,319

Liabilities
Deposits	409,246	523,705	111,908	1,044,859
Other liabilities	1,072	654	—	1,726

	410,318	524,359	111,908	1,046,585

Maximum exposure to loss
Asset[1]	5,035,264	2,708,421	2,488,634	10,232,319
Purchase and capital commitments	—	—	2,142,836	2,142,836
Acceptances and guarantees and Loan commitments	2,398,467	1,798,208	—	4,196,675

	7,433,731	4,506,629	4,631,470	16,571,830

Methods of determining the maximum exposure to loss	Providing lines of credit / Purchase commitments/ Acceptances and guarantees and Loan commitments	Loan commitments / Capital commitments / Purchase commitments and Acceptances and guarantees	Capital commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Asset-backed securitization	Structured finance	Investment funds	Total
Total assets of the unconsolidated structured entities	81,464,276	29,714,246	28,470,016	139,648,538

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	213,279	19,985	2,241,304	2,474,568
Derivative financial assets	4,034	—	22,250	26,284
Loans at amortized cost	60,404	2,456,843	—	2,517,247
Financial investments	5,458,105	—	—	5,458,105
Investments in associates	—	—	277,645	277,645
Other assets	—	—	—	—

	5,735,822	2,476,828	2,541,199	10,753,849

Liabilities
Deposits	291,465	970,890	62,319	1,324,674
Derivative financial liabilities	331	—	—	331
Other liabilities	893	1,200	58	2,151

	292,689	972,090	62,377	1,327,156

Maximum exposure to loss
Asset[1]	5,735,822	2,476,828	2,541,199	10,753,849
Purchase and capital commitments	—	20,000	1,664,461	1,684,461
Acceptances and guarantees and Loan commitments	2,476,060	1,562,943	—	4,093,003

	8,211,882	4,059,771	4,205,660	16,477,313

Methods of determining the maximum exposure to loss	Providing lines of credit / Purchase commitments/ Acceptances and guarantees and Loan commitments	Loan commitments / Capital commitments / Purchase commitments and Acceptances and guarantees	Capital commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

40. Leases

The amounts recognized in the consolidated statements of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2019	January 1, 2019
Right-of-use property and equipment[1]
Real estate	341,288	354,473
Vehicles	8,207	11,181
Others	15,319	10,952

	364,814	376,606
Right-of-use intangible assets[1]	9,639	15,162
	9,639	15,162
	374,453	391,768

Lease liabilities[1]	344,417	340,522

[1]	It is included in property and equipment, intangible assets and other liabilities.

The amounts recognized in the consolidated statements of comprehensive income

The amounts related to lease recognized in the consolidated statements of comprehensive income for the years ended Decemmber 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Depreciation and amortization of right-of-use assets
Real estate	197,909	—
Vehicles	13,684	—
Others	6,972	—
Intangible asset	6,519	—

	225,084	—

Interest expenses on the lease liabilities (Included in finance charges)	7,645	—
Expense relating to short-term leases (Included in administrative expenses)	1,996	—
Expense relating to leases of low-value assets that are not short-term leases (Included in administrative expenses)	1,034	—

The total cash outflow for leases in 2019 was ~~W~~ 167,442 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Finance lease - 2018

The future minimum lease payments classified as a finance lease as at December 31, 2018 is as follows:

(In millions of Korean won)	2018
Net carrying amount of finance lease assets	26,083

Minimum lease payments
Within 1 year	5,824
1-5 years	2,406

8,230

Present value of minimum lease payments
Within 1 year	5,716
1-5 years	2,349

8,065

Operating Lease - 2018

The Group as an Operating Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as at December 31, 2018 is as follows:

(In millions of Korean won)	2018
Minimum lease payments
Within 1 year	135,474
1-5 years	192,148
Over 5 years	16,675

344,297

Minimum sublease payments	(2,323)

The lease payments reflected in profit or loss for the year ended December 31, 2018 is as follows:

(In millions of Korean won)	2018
Lease payments reflected in profit or loss
Minimum lease payments	161,936
Sublease payments	(1,769)

160,167

The Group as an Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as at December 31, 2018 is as follows:

(In millions of Korean won)	2019	2018
Minimum lease receipts
Within 1 year	23,796	17,376
1-5 years	41,193	23,984
Over 5 years	4,366	—

	69,355	41,360

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

41. Related Party Transactions

Profit or loss arising from transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Parent
KB Financial Group Inc.	Fee and commission income	5,355	4,644
	Other non-operating income	932	808
	Interest expense	1,574	5,178
	Fee and commission expense	1	—
	Other operating expense	69	—
	General and administrative expenses	841	778
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest expense	1,325	459
	Fee and commission income	14,298	15,770
	Gains on financial instruments at fair value through profit or loss	39,373	8,583
	Reversal of credit losses	6	—
	Other non-operating income	8,849	10,371
	Interest expense	6,307	3,771
	Fee and commission expense	726	1,079
	Losses on financial instruments at fair value through profit or loss	13,616	8,448
	Other operating expense	134	—
	Provision for credit losses	—	21
	General and administrative expenses	—	8,361
KB Asset Management Co., Ltd.	Fee and commission income	1,201	1,085
	Other non-operating income	4	4
	Interest expense	90	95
	Fee and commission expense	986	3,157
	Other operating expense	15	—
	General and administrative expenses	500	458

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Real Estate Trust Co., Ltd.	Fee and commission income	211	134
	Other non-operating income	45	42
	Interest expense	328	197
	Fee and commission expense	1,899	2,282
KB Investment Co., Ltd.	Fee and commission income	42	23
	Interest expense	1,019	376
KB Credit Information Co., Ltd.	Fee and commission income	64	58
	Other non-operating income	232	205
	Interest expense	134	85
	Fee and commission expense	20,508	16,780
KB Data System Co., Ltd.	Fee and commission income	225	202
	Other non-operating income	92	98
	Interest expense	309	250
	General and administrative expenses	50,074	50,803
KB Life Insurance Co., Ltd.	Fee and commission income	14,075	12,471
	Gains on financial instruments at fair value through profit or loss	14,612	14,064
	Other non-operating income	2,898	4,284
	Interest expense	1,062	983
	Fee and commission expense	8	12
	Losses on financial instruments at fair value through profit or loss	2,853	3,421
	Other operating expense	11	—
	General and administrative expenses	1,286	1,582

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Kookmin Card Co., Ltd.	Interest income	4,054	3,855
	Fee and commission income	211,806	211,328
	Gains on financial instruments at fair value through profit or loss	2,348	2,730
	Reversal of credit losses	54	7
	Other non-operating income	1,314	983
	Interest expense	1,073	870
	Fee and commission expense	1,732	1,587
	Losses on financial instruments at fair value through profit or loss	38	400
	Provision for credit losses	—	4
	General and administrative expenses	153	216
KB Savings Bank Co., Ltd.	Fee and commission income	736	379
	Other non-operating income	50	44
	Interest expense	6	2
	Fee and commission expense	17	24
KB Capital Co., Ltd.	Interest income	2,907	1,989
	Fee and commission income	2,968	2,311
	Other non-operating income	167	208
	Interest expense	670	1,138
	Fee and commission expense	44	61
	Other operating expense	—	5
	Provision for credit losses	46	163
	General and administrative expenses	—	16

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Insurance Co., Ltd.	Interest income	79	45
	Fee and commission income	23,458	22,948
	Gains on financial instruments at fair value through profit or loss	74,576	24,999
	Other non-operating income	361	363
	Interest expense	1,806	2,112
	Fee and commission expense	1	967
	Losses on financial instruments at fair value through profit or loss	7,468	4,328
	Other operating expense	—	16
	Provision for credit losses	6	—
	General and administrative expenses	15,576	15,667
Hanbando BTL Private Special Asset Fund	Fee and commission income	149	160
KB Senior Loan Private Fund No.1	Fee and commission income	8	20
KB Evergreen Private Securities Fund 98(Bond)[1]	Fee and commission income	—	5
KB AMP Infra Private Special Asset Fund 1 (FoFs)	Fee and commission income	11	5
KB Onkookmin 2020 TDF Fund (FoFs) [1]	Fee and commission income	—	1
KB Onkookmin 2025 TDF Fund (FoFs) [1]	Fee and commission income	2	1
KB Onkookmin 2030 TDF Fund (FoFs)	Fee and commission income	2	1
KB Onkookmin 2035 TDF Fund (FoFs)[1]	Fee and commission income	—	2
KB Onkookmin 2040 TDF Fund (FoFs) [1]	Fee and commission income	—	1
KB Onkookmin 2045 TDF Fund (FoFs)	Fee and commission income	1	1
KB Onkookmin 2050 TDF Fund (FoFs) [1]	Fee and commission income	—	1
KB Muni bond Private Securities Fund 1 (USD)(bond)	Fee and commission income	11	10
KB Global Private Real Estate Debt Fund 1	Fee and commission income	10	5
KB Na Compass Energy Private Special Asset Fund	Fee and commission income	8	5
KB Star Office Private Real Estate Investment Trust No.3	Interest income	619	433
	Interest expense	110	48
KB Star Office Private Real Estate Investment Trust No.4	Interest income	760	396
	Fee and commission income	19	10
	Interest expense	33	13
KB Korea Short Term Premium Private Securities 4(USD)(Bond)[1]	Fee and commission income	2	—
	Losses on financial instruments at fair value through profit or loss	2,931	—
KB Korea Short Term Premium Private Securities 5(USD)(Bond)[1]	Fee and commission income	9	2
	Gains on financial instruments at fair value through profit or loss	1,347	—
	Losses on financial instruments at fair value through profit or loss	12,104	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Korea Short Term Premium Private Securities 10(USD)(Bond)[1]	Fee and commission income	1	—
KB Global Core Bond Securities Master Fund(Bond)	Fee and commission income	23	2
	Gains on financial instruments at fair value through profit or loss	1,276	—
	Losses on financial instruments at fair value through profit or loss	28	—
KB AU Infigen Energy Private Special Asset Fund	Fee and commission income	4	—
KB AU Infigen Energy Private Special Asset Fund 2rd	Fee and commission income	6	—
KB NA Loan Specialty Private Real Estate Investment Trust 1	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	4	—
	Losses on financial instruments at fair value through profit or loss	335	—
KB NA Loan Specialty Private Real Estate Investment Trust 3	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	209	—
	Losses on financial instruments at fair value through profit or loss	14	—
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	—	4
	Interest expense	21	127
	Fee and commission expense	1,601	1,486
Incheon Bridge Co., Ltd.	Interest income	8,612	9,426
	Fee and commission income	—	9
	Gains on financial instruments at fair value through profit or loss	4,975	2,655
	Reversal of credit losses	5	—
	Interest expense	483	296
	Fee and commission expense	7	2
	Provision for credit losses	—	1

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Dongjo Co., Ltd.	Reversal of credit losses	—	31
Dae-A Leisure Co., Ltd.	Interest expense	8	9
KB12-1 Venture Investment Partnership	Interest expense	3	24
Future Planning KB Start-up Creation Fund	Interest expense	—	18
KB High-tech Company Investment Fund	Interest expense	26	27
Aju Good Technology Venture Fund	Interest expense	22	30
KB-KDBC New Technology Business Investment Fund	Interest expense	58	39
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	8	7
KB-Brain KOSDAQ Scale-up Fund	Interest expense	89	21
KB Global Platform Fund	Interest expense	193	—
Associate of parent
KB Star office private real estate Investment Trust No.1	Interest expense	208	93
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Interest income	191	189
	Fee and commission income	—	1
	Reversal of credit losses	13	—
	Interest expense	1	—
	Provision for credit losses	—	14
KB No.8 Special Purpose Acquisition Company [1]	Interest expense	—	17
KB No.9 Special Purpose Acquisition Company [1]	Interest expense	(23)	43
KB No.10 Special Purpose Acquisition Company [1]	Interest expense	18	30
KB No.11 Special Purpose Acquisition Company[1]	Interest expense	9	12
KB No.17 Special Purpose Acquisition Company	Interest expense	28	—
KB No.18 Special Purpose Acquisition Company	Interest expense	28	—
KB No.19 Special Purpose Acquisition Company	Interest expense	8	—
KB No.20 Special Purpose Acquisition Company	Interest expense	3	—
RAND Bio Science Co., Ltd.	Interest expense	5	3
Wise Asset Management Co., Ltd.	Interest expense	2	9
Food Factory Co., Ltd.	Interest income	41	9
	Fee and commission expense	12	1
	Provision for credit losses	1	1
Acts Co., Ltd.	Interest income	1	—
APRO CO.,LTD.	Interest income	19	—
	Interest expense	4	1
	Fee and commission expense	17	—
JLK Inspection Inc.[1]	Interest expense	1	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Rainist Co., Ltd.	Fee and commission income	39	—
	Interest expense	—	2
Spark Biopharma Inc. [1]	Interest expense	59	25
Stratio, Inc.	Interest expense	1	—
Nexelon Co.,Ltd [1]	Interest expense	2	—
CellinCells Co., Ltd	Interest expense	19	—
Bomap Inc	Interest expense	1	—
BNF Corporation Ltd.	Provision for credit losses	1	—
KB Pre IPO Secondary Venture Fund 1st	Interest expense	7	27
POSCO-KB Shipbuilding Fund	Interest expense	—	81
Inolanding Lab Inc. [1]	Fee and commission income	—	1
Other
Retirement pension	Fee and commission income	939	876
	Interest expense	4	3

[1]	Excluded from the Group’s related party as of December 31, 2019.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Parent
KB Financial Group Inc.	Other assets	35	4,545
	Deposits	18,537	69,621
	Other liabilities	418,286	643,010
Parent’s subsidiaries
KB Securities Co., Ltd.	Cash and cash equivalents	1,387	5,286
	Derivative assets	9,424	3,935
	Loans at amortized cost (Gross amount)	65,289	25,617
	Allowances	23	21
	Other assets	18,320	8,644
	Derivative liabilities	3,979	1,412
	Deposits	423,053	334,470
	Provisions	30	37
	Other liabilities[2]	23,330	23,076
KB Asset Management Co., Ltd.	Other assets	260	209
	Deposits	6,929	3,284
	Other liabilities[3]	607	316
KB Real Estate Trust Co., Ltd.	Other assets	2	—
	Deposits	49,708	27,321
	Other liabilities[4]	3,964	3,050
KB Investment Co., Ltd.	Other assets	41	—
	Deposits	62,686	20,784
	Other liabilities	53	17
KB Credit Information Co., Ltd.	Deposits	4,047	4,240
	Other liabilities	6,022	5,659
KB Data System Co., Ltd.	Other assets	886	322
	Deposits	21,642	18,059
	Other liabilities	5,372	4,397
KB Life Insurance Co., Ltd.	Derivative assets	—	270
	Other assets	3,804	1,827
	Derivative liabilities	1,532	1,197
	Deposits	571	1,576
	Debts	25,000	25,000
	Other liabilities[5]	22,771	16,671
KB Kookmin Card Co., Ltd.	Derivative assets	676	—
	Loans at amortized cost (Gross amount)	19,683	3,354
	Allowances	8	2
	Other assets	30,938	24,582
	Derivative liabilities	—	612
	Deposits	74,800	84,089
	Provisions	238	298
	Other liabilities	59,277	59,748

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Savings Bank Co., Ltd.	Other assets	144	2
	Other liabilities	389	391
KB Capital Co., Ltd.	Loans at amortized cost (Gross amount)	64,489	54,787
	Allowances	269	227
	Other assets	1,804	574
	Deposits	126,878	64,283
	Provisions	12	—
	Other liabilities	1,337	57
KB Insurance Co., Ltd.	Derivative assets	15,612	7,034
	Other assets	8,549	12,143
	Derivative liabilities	6,453	5,265
	Deposits	5,485	5,188
	Debts	20,000	20,000
	Debentures	29,991	30,002
	Provisions	6	—
	Other liabilities[6]	4,794	31,863
Hanbando BTL Private Special Asset Fund	Other assets	36	39
KB Senior Loan Private Fund No.1	Other assets	1	3
KB AMP Infra Private Special Asset Fund 1	Other assets	1	1
KB KBSTAR Mid-Long Term KTB Active ETF(Bond)	Other assets	500	—
KB Onkookmin 2030 TDF Fund(FoFs)	Other assets	1	—
KB Muni bond Private Securities Fund 1 (USD)	Other assets	2	2
KB Global Private Real Estate Debt Fund 1	Other assets	2	2
KB Na Compass Energy Private Special Asset Fund	Other assets	1	1
KB Star Office Private Real Estate Master Fund 3	Loans at amortized cost (Gross amount)	—	24,000
	Other assets	—	12
	Deposits	7,364	5,361
	Other liabilities	58	48
KB Star Office Private Real Estate Master Fund 4	Loans at amortized cost (Gross amount)	20,000	20,000
	Other assets	13	13
	Deposits	1,983	1,629
	Other liabilities	16	13
KB Korea Short Term Premium Private Securities 5[1]	Other assets	—	2
KB Korea Short Term Premium Private Securities 10	Other assets	1	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Global Core Bond Securities Master Fund(Bond)	Other assets	2	2
KB AU Infigen Energy Private Special Asset Fund	Other assets	1	—
KB AU Infigen Energy Private Special Asset Fund 2	Other assets	1	—
KB NA Loan Specialty Private Real Estate Investment Trust 1	Other assets	1	—
	Derivative liabilities	335	—
KB NA Loan Specialty Private Real Estate Investment Trust 3	Other assets	1	—
	Derivative liabilities	6	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,966	15,674
	Other liabilities	—	33
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	37,857	32,882
	Loans at amortized cost (Gross amount)	147,700	158,200
	Allowances	11	14
	Other assets	520	736
	Deposits	45,447	43,666
	Provisions	6	7
	Other liabilities	346	24
Doosung Metal Co., Ltd.	Deposits	—	3
Jungdo Steel Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	753	1,229
	Other liabilities	14	7
Carlife Co., Ltd.	Deposits	—	2
Computerlife Co., Ltd.	Deposits	1	1
Skydigital INC.	Deposits	25	16
Jo Yang Industrial Co., Ltd.	Deposits	2	—
KB12-1 Venture Investment Partnership	Deposits	440	245
	Other liabilities	—	1
KB High-tech Company Investment Fund	Deposits	11,755	275
	Other liabilities	2	—
Aju Good Technology Venture Fund	Deposits	5,456	6,439
	Other liabilities	2	2
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,054	7,088
	Other liabilities	4	3
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	12	618
KB-Brain KOSDAQ Scale-up Fund	Deposits	13,118	18,813
	Other liabilities	4	7
KB Global Platform Fund	Deposits	17,928	—
	Other liabilities	9	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	8,293	7,946
	Other liabilities	66	58

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	1,900	8,300
	Allowances	4	18
	Other assets	—	9
	Deposits	8	5
	Provisions	13	11
	Other liabilities	2	2
KB No.9 Special Purpose Acquisition Company[1]	Deposits	—	2,275
	Other liabilities	—	42
KB No.10 Special Purpose Acquisition Company[1]	Deposits	—	1,666
	Other liabilities	—	11
KB No.11 Special Purpose Acquisition Company[1]	Deposits	—	658
	Other liabilities	—	2
KB No.17 Special Purpose Acquisition Company	Deposits	1,742	—
	Other liabilities	27	—
KB No.18 Special Purpose Acquisition Company	Deposits	2,140	—
	Other liabilities	28	—
KB No.19 Special Purpose Acquisition Company	Deposits	1,093	—
	Other liabilities	7	—
KB No.20 Special Purpose Acquisition Company	Deposits	1,984	—
	Other liabilities	3	—
RAND Bio Science Co., Ltd.	Deposits	4,452	232
Wise Asset Management Co., Ltd.	Deposits	21	696
	Other liabilities	—	2
Built On Co., Ltd. [1]	Deposits	—	7
Food Factory Co., Ltd.	Loans at amortized cost (Gross amount)	1,987	200
	Allowances	2	1
	Other assets	1	1
	Deposits	1,073	68
	Other liabilities	1	—
Acts Co., Ltd.	Deposits	1	29
Paycoms Co., Ltd.	Deposits	1	1
Big Dipper Co., Ltd.	Deposits	6	182
APRO Co.,Ltd.	Loans at amortized cost (Gross amount)	2,016	—
	Deposits	3,201	2,201
	Other liabilities	1	—
Rainist Co., Ltd.[1]	Deposits	—	1
Spark Biopharma Inc.[1]	Deposits	—	2,630
	Other liabilities	—	19
Stratio, Inc.	Deposits	726	516
CellinCells Co., Ltd	Deposits	1,545	—
	Other liabilities	1	—
Fabric Types CO.,LTD.	Deposits	395	—
	Other liabilities	2	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

BNF Corporation Ltd.	Loans at amortized cost (Gross amount)	1,400	—
	Other assets	2	—
	Deposits	947	—
	Other liabilities	6	—
KB IGen Private Equity Fund No.1	Deposits	147	148
KB Pre IPO Secondary Venture Fund 1	Deposits	2,955	1,115
	Other liabilities	1	1
Key management	Loans at amortized cost (Gross amount)	3,423	2,218
	Allowances	1	—
	Other assets	3	2
	Deposits	10,104	9,771
	Other liabilities	226	165
Other
Retirement pension	Other assets	366	331
	Other liabilities	17,620	16,388

[1]	Excluded from the Group’s related party as of December 31, 2019.
[2]	Non-controlling interest equity classified as liabilities include \ 3,602 million and \ 2,704 million as at December 31, 2019 and 2018, respectively.
[3]	Non-controlling interest equity classified as liabilities include \ 325 million as at December 31, 2019.
[4]	Non-controlling interest equity classified as liabilities include \ 3,596 million and \ 2,700 million as at December 31, 2019 and 2018, respectively.
[5]	Non-controlling interest equity classified as liabilities include \ 19,604 million and \ 13,502 million as at December 31, 2019 and 2018, respectively.
[6]	Non-controlling interest equity classified as liabilities include \ 1,624 million and \ 29,846 million as at December 31, 2019 and 2018, respectively.

Right-of-use assets and lease liability with related parties as at December 31, 2019, are as follows:

(In millions of Korean won)		2019
Parent’s Subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	13,863
	Lease liabilities	16,658
KB Kookmin Card Co., Ltd.	Right-of-use assets	168
	Lease liabilities	28
KB Capital Co., Ltd.	Right-of-use assets	9
	Lease liabilities	23
KB Insurance Co., Ltd.	Right-of-use assets	5,693
	Lease liabilities	5,751

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Notional amount of derivative assets and liabilities arising from the related party transactions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of Derivative financial instruments	651,372	393,515
KB Life Insurance Co., Ltd..	Notional amount of Derivative financial instruments	104,058	252,213
KB Kookmin Card Co., Ltd.	Notional amount of Derivative financial instruments	44,472	62,611
KB Insurance Co., Ltd.	Notional amount of Derivative financial instruments	799,567	1,127,722
KB NA Loan Specialty Private Real Estate Investment Trust 1	Notional amount of Derivative financial instruments	29,153	—
KB NA Loan Specialty Private Real Estate Investment Trust 3	Notional amount of Derivative financial instruments	95,519	—

In accordance with Korean IFRS 1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the Bank and the executive directors (vice presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Significant loan transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019[1]
	Beginning	Loans	Repayments	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	25,617	892,470	853,096	298	65,289
KB Kookmin Card Co., Ltd.	3,354	268,897	252,639	71	19,683
KB Capital Co., Ltd.	54,787	7,624	—	2,078	64,489
KB Star Office Private Real Estate Master Fund 3	24,000	—	24,000	—	—
KB Star Office Private Real Estate Master Fund 4	20,000	—	—	—	20,000
Associate
Incheon Bridge Co., Ltd.	191,082	—	10,500	4,975	185,557
Associate of parent’s subsidiaries
SY Auto Capital Co., Ltd.	8,300	27,998	34,398	—	1,900
Food Factory Co., Ltd.	200	1,800	20	7	1,987
APRO CO.,LTD.	—	2,000	—	16	2,016
BNF Corporation Ltd.	—	—	—	1,400	1,400
Acts CO.,LTD	—	68	68	—	—
Key management[2]	2,218	638	555	1,122	3,423

	2018 [1]
(In millions of Korean won)	Beginning	Loans	Repayments	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	4,346	1,369,958	1,348,687	—	25,617
KB Kookmin Card Co., Ltd.	6,806	164,635	168,087	—	3,354
KB Capital Co., Ltd.	19,285	33,711	—	1,791	54,787
KB Star Office Private Real Estate Master Fund 3	—	24,000	—	—	24,000
KB Star Office Private Real Estate Master Fund 4	—	20,000	—	—	20,000
Associate
Incheon Bridge Co., Ltd.	203,126	—	14,700	2,656	191,082
Dongjo Co., Ltd	116	—	116	—	—
Associate of parent’s subsidiaries
SY Auto Capital Co., Ltd.	—	50,053	41,753	—	8,300
Food Factory Co., Ltd.	200	—	—	—	200
Key management[2]	1,619	108	836	1,327	2,218

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes details of loan transactions that occurred before they became related parties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Significant lending transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

		2019
(In millions of Korean won)		Beginning	Increase	Decrease	Others[1]	Ending
Parent
KB Financial Group Inc..	Deposits	69,621	310,000	370,000	8,916	18,537
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	3,284	—	—	3,645	6,929
KB Real Estate Trust Co., Ltd.	Deposits	27,321	—	—	22,387	49,708
KB Investment Co., Ltd.	Deposits	20,784	410,000	365,000	(3,098)	62,686
KB Credit Information Co., Ltd.	Deposits	4,240	1,611	1,425	(379)	4,047
KB Data System Co., Ltd.	Deposits	18,059	18,500	13,500	(1,417)	21,642
KB Life Insurance Co., Ltd.	Deposits	1,576	—	—	(1,005)	571
	Debts	25,000	—	—	—	25,000
KB Kookmin Card Co., Ltd.	Deposits	84,089	22,000	22,000	(9,289)	74,800
KB Capital Co., Ltd.	Deposits	64,283	—	—	62,595	126,878
KB Insurance Co., Ltd.	Deposits	5,188	—	2,441	2,738	5,485
	Debts	20,000	—	—	—	20,000
	Debenture	30,002	—	—	(11)	29,991
KB Securities Co., Ltd.	Deposits	334,470	96,445	75,000	67,138	423,053
KB Star Office Private Real Estate Investment Trust No.3	Deposits	5,361	2,003	—	—	7,364
KB Star Office Private Real Estate Investment Trust No.4	Deposits	1,629	354	—	—	1,983
Associates
Korea Credit Bureau Co., Ltd.	Deposits	15,674	—	3,000	5,292	17,966
Incheon Bridge Co., Ltd.	Deposits	43,666	25,260	5,260	(18,219)	45,447
Doosung Metal Co., Ltd.	Deposits	3	—	—	(3)	—
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	1,229	—	—	(476)	753
Carlife Co., Ltd.	Deposits	2	—	—	(2)	—
Computerlife Co., Ltd.	Deposits	1	—	—	—	1
SKYDIGITAL INC	Deposits	16	—	—	9	25
Jo Yang Industrial Co., Ltd.	Deposits	—	—	—	2	2

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB12-1 Venture Investment Partnership	Deposits	245	—	—	195	440
KB High-tech Company Investment Fund	Deposits	275	5,500	5,500	11,480	11,755
Aju Good Technology Venture Fund	Deposits	6,439	—	—	(983)	5,456
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,088	15,000	10,000	(5,034)	7,054
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	618	—	—	(606)	12
KB-Brain KOSDAQ Scale-up Fund	Deposits	18,813	—	—	(5,695)	13,118
KB Global Platform Fund	Deposits	—	—	—	17,928	17,928
Associate of parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	7,946	5,018	5,072	401	8,293
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	5	—	—	3	8
KB No.9 Special Purpose Acquisition Company[2]	Deposits	2,275	—	2,266	(9)	—
KB No.10 Special Purpose Acquisition Company[2]	Deposits	1,666	—	1,618	(48)	—
KB No.11 Special Purpose Acquisition Company[2]	Deposits	658	—	530	(128)	—
KB No.17 Special Purpose Acquisition Company	Deposits	—	1,500	—	242	1,742
KB No.18 Special Purpose Acquisition Company	Deposits	—	2,200	100	40	2,140
KB No.19 Special Purpose Acquisition Company	Deposits	—	1,000	—	93	1,093
KB No.20 Special Purpose Acquisition Company	Deposits	—	1,500	—	484	1,984

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

RAND Bio Science Co., Ltd.	Deposits	232	1,900	—	2,320	4,452
Wise Asset Management Co., Ltd.	Deposits	696	—	682	7	21
Built On Co., Ltd. [2]	Deposits	7	—	—	(7)	—
Food Factory Co., Ltd.	Deposits	68	—	—	1,005	1,073
Acts Co., Ltd.	Deposits	29	—	—	(28)	1
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	182	—	—	(176)	6
Apro Co., Ltd.	Deposits	2,201	—	—	1,000	3,201
Rainist Co., Ltd.		1	—	—	(1)	—
Spark Biopharma Inc.[2]	Deposits	2,630	17,000	9,000	(10,630)	—
Stratio, Inc	Deposits	516	—	—	210	726
Nexelon Co.,Ltd.[2]	Deposits	—	—	200	200	—
CellinCells Co., Ltd	Deposits	—	—	—	1,545	1,545
KB IGen Private Equity Fund No.1	Deposits	148	—	—	(1)	147
KB Pre IPO Secondary Venture Fund 1st	Deposits	1,115	—	—	1,840	2,955
Fabric Types CO.,LTD.	Deposits	—	—	—	395	395
BNF Corporation Ltd.	Deposits	—	—	—	947	947
Key management[3]	Deposits	9,771	8,724	8,232	(159)	10,104

		2018
(In millions of Korean won)		Beginning	Increase	Decrease	Others[1]	Ending
Parent
KB Financial Group Inc..	Deposits	46,062	1,555,000	1,495,000	(36,441)	69,621
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	8,958	—	—	(5,674)	3,284
KB Real Estate Trust Co., Ltd.	Deposits	16,187	—	—	11,134	27,321
KB Investment Co., Ltd.	Deposits	19,816	56,200	68,200	12,968	20,784
KB Credit Information Co., Ltd.	Deposits	4,444	1,569	1,409	(364)	4,240
KB Data System Co., Ltd.	Deposits	15,036	11,500	10,700	2,223	18,059
KB Life Insurance Co., Ltd.	Deposits	372	—	—	1,204	1,576
	Debts	25,000	—	—	—	25,000
KB Kookmin Card Co., Ltd.	Deposits	85,091	22,000	22,000	(1,002)	84,089
KB Capital Co., Ltd.	Deposits	73,906	—	—	(9,623)	64,283
KB Insurance Co., Ltd.	Deposits	7,034	—	1,650	(196)	5,188
	Debts	20,000	—	—	—	20,000
	Debenture	49,981	—	—	(19,979)	30,002
KB Securities Co., Ltd.	Deposits	436,508	111,996	82,512	(131,522)	334,470

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB Star Office Private Real Estate Investment Trust No.3	Deposits	—	5,361	—	—	5,361
KB Star Office Private Real Estate Investment Trust No.4	Deposits	—	1,629	—	—	1,629
Associates
Korea Credit Bureau Co., Ltd.	Deposits	25,513	8,000	16,000	(1,839)	15,674
Incheon Bridge Co., Ltd.	Deposits	48,795	1,260	1,270	(5,119)	43,666
Terra Co., Ltd.	Deposits	10	—	—	(10)	—
Jungdong Steel Co., Ltd.	Deposits	3	—	—	(3)	—
Doosung Metal Co., Ltd.	Deposits	—	—	—	3	3
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	466	479	466	750	1,229
Daesang Techlon Co., Ltd.[2]	Deposits	2	—	—	(2)	—
Carlife Co., Ltd.	Deposits	—	—	—	2	2
Computerlife Co., Ltd.	Deposits	—	—	—	1	1
SKYDIGITAL INC	Deposits	—	—	—	16	16
KB12-1 Venture Investment Partnership	Deposits	4,963	—	—	(4,718)	245
Future Planning KB Start-up Creation Fund	Deposits	—	9,000	9,000	—	—
KB High-tech Company Investment Fund	Deposits	7,212	—	—	(6,937)	275
Aju Good Technology Venture Fund	Deposits	2,771	—	—	3,668	6,439
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,500	—	—	(412)	7,088
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	—	—	—	618	618
KB-Brain KOSDAQ Scale-up Fund	Deposits	—	—	—	18,813	18,813

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Associate of parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,962	351	—	633	7,946
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	6	—	—	(1)	5
KB No.8 Special Purpose Acquisition Company[2]	Deposits	2,339	—	2,300	(39)	—
KB No.9 Special Purpose Acquisition Company[2]	Deposits	2,309	2,266	2,234	(66)	2,275
KB No.10 Special Purpose Acquisition Company[2]	Deposits	1,698	1,618	1,618	(32)	1,666
KB No.11 Special Purpose Acquisition Company[2]	Deposits	530	530	530	128	658
RAND Bio Science Co., Ltd.	Deposits	1,032	—	500	(300)	232
Wise Asset Management Co., Ltd.	Deposits	340	2,366	2,008	(2)	696
Built On Co., Ltd. [2]	Deposits	26	—	—	(19)	7
Food Factory Co., Ltd.	Deposits	1	—	—	67	68
Acts Co., Ltd.	Deposits	4	—	—	25	29
Paycoms Co., Ltd.	Deposits	—	—	—	1	1
Big Dipper Co., Ltd.	Deposits	473	—	—	(291)	182
Apro Co., Ltd.	Deposits	—	—	—	2,201	2,201
Rainist Co., Ltd.	Deposits	—	—	—	1	1
Spark Biopharma Inc.[2]	Deposits	—	4,300	3,300	1,630	2,630
Stratio, Inc	Deposits	—	—	—	516	516
KB IGen Private Equity Fund No.1	Deposits	—	—	—	148	148
KB Pre IPO Secondary Venture Fund 1st	Deposits	2,690	2,000	4,000	425	1,115
POSCO-KB Shipbuilding Fund	Deposits	—	32,800	32,800	—	—
Inno Lending Lab Co., Ltd.[2]	Deposits	41	—	—	(41)	—
Key management[3]	Deposits	8,042	6,605	5,140	264	9,771

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are excluded.
[2]	Not considered to be the Bank’s related party as at December 31, 2019.
[3]	Includes details of lending transactions that occurred before they became related parties.

Significant contribution and collection arising from transactions with related parties for the year ended December 31, 2019, are as follows:

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2019
	Contribution	Collection and others
Parent’s subsidiaries
Hanbando BTL Private Special Asset Fund	—	21,563
Hope Sharing BTL Private Special Asset Fund	—	1,653
KB Intellectual Property Investment Association	—	182
KB Senior Loan Private Fund No.1	—	13,458
KB Evergreen Private Securities Fund 98(Bond) [1]	—	52,302
KB KBSTAR Mid-Long Term KTB Active ETF(Bond)	—	500
KB Onkookmin 2025 TDF Fund (FoFs) [1]	5,500	—
KB Onkookmin 2030 TDF Fund (FoFs)	5,500	—
KB Onkookmin 2035 TDF Fund (FoFs) [1]	—	2,289
KB Onkookmin 2045 TDF Fund (FoFs)	—	2,184
KB Star Office Private Real Estate Master Fund 3	—	2,313
KB Star Office Private Real Estate Master Fund 4	—	1,713
KB Korea Short Term Premium Private Securities 4(USD)(Bond) [1]	—	48,050
KB Korea Short Term Premium Private Securities 5(USD)(Bond) [1]	92,776	211,053
KB Korea Short Term Premium Private Securities 10(USD)(Bond)	70,176	—
KB Global Core Bond Securities Master Fund(Bond)	30,000	22,220
KB Haeoreum private securities investment trust 96(Bond) [1]	—	50,656
KB New Renewable Energy Private Special Asset Fund 1	858	4
KB Mezzanine Private Securities Fund 3rd	22,000	—
KB Wise Star Jongno Tower Real Estate Master Fund	65,000	1,836
Koratevien Specialist Private Equity Fund 1	35,000	—
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No. 2	3,767	—
KB Global Infra Specialized Private Equity Private Asset Investment Trust No. 5	1	—
KB Global Infra Specialized Private Equity Private Asset Investment Trust No. 6	1	—
Associates
Korea Credit Bureau Co., Ltd.	—	135
Balhae Infrastructure Fund	592	6,855
KoFC KBIC Frontier Champ 2010-5 (PEF) [1]	—	138
KB GwS Private Securities Investment Trust	—	7,276
KB12-1 Venture Investment Partnership	—	3,400
Future Planning KB Start-up Creation Fund	—	4,400
KB High-tech Company Investment Fund	—	6,950
Aju Good Technology Venture Fund	1,960	—
KB-KDBC New Technology Business Investment Fund	2,500	—
KB-TS Technology Venture Private Equity Fund	4,200	1,200
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB Intellectual Property Fund 2	6,000	—
KB Digital Innovation Investment Fund Limited partnership	24,500	—
KB-Brain KOSDAQ Scale-up Fund	7,000	—
KB Sprott Renewables No.1. Private Equity Fund	1,327	—
KB Global Platform Fund	19,500	—
KB-UTC Inno-Tech Venture Fund	300	—
Associate of parent
KB Star Office Private Real Estate Investment Trust No.1	—	1,275
Associates of parent’s subsidiaries
KB Stone Bridge Secondary Private Equity Investment	4,040	1,060

[1]	Not considered to be the Group’s related party as at December 31, 2019.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Acceptances and guarantees and unused commitments provided to related parties as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Parent’s subsidiaries
KB Securities Co., Ltd	Loan commitment in Korean won	140,000	137,509
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	820,000	820,000
	Loan commitment in foreign currency	3,473	5,591
	Other commitments in Korean won	1,300,000	1,300,000
KB Insurance Co., Ltd.	Loan commitment in Korean won	20,000	—
KB Mezzanine Private Security Investment Trust No.2	Purchase of securities	11,141	11,141
KB Mezzanine Private Securities Fund 3rd	Purchase of securities	48,260	—
KB Senior Loan Private Fund No.1	Purchase of securities	3,770	3,770
KB New Renewable Energy Private Special Asset Fund 1	Purchase of securities	39,142	—
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No. 2	Purchase of securities	14,454	—
KB Global Infra Specialized Private Equity Private Asset Investment Trust No. 5	Purchase of securities	24,999	—
KB Global Infra Specialized Private Equity Private Asset Investment Trust No. 6	Purchase of securities	24,999	—
Associates
Balhae Infrastructure Fund	Purchase of securities	7,327	10,453
Incheon Bridge Co., Ltd.	Loan commitment in Korean won	20,000	20,000
KoFC KBIC Frontier Champ 2010-5 (PEF) [1]	Purchase of securities	—	1,290
KB GwS Private Securities Investment Trust	Purchase of securities	876	876
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Purchase of securities	10,040	10,040
Aju Good Technology Venture Fund	Purchase of securities	1,154	1,960

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

KB-KDBC New Technology Business Investment Fund	Purchase of securities	—	2,500
KB-TS Technology Venture Private Equity Fund	Purchase of securities	3,180	7,380
KB Digital Innovation & Growth New Technology Business Investment Fund	Purchase of securities	2,250	3,375
KB Intellectual Property Fund 2	Purchase of securities	6,000	12,000
KB Digital Innovation Investment Fund Limited partnership	Purchase of securities	2,800	27,300
KB-Brain KOSDAQ Scale-up Fund	Purchase of securities	9,000	16,000
KB Sprott Renewables No.1. Private Equity Fund	Purchase of securities	18,173	—
KB Global Platform Fund	Purchase of securities	30,500	—
KB-UTC Inno-Tech Venture Fund	Purchase of securities	14,700	—
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitment in Korean won	8,100	6,700
BNF Corporation Ltd.	Loan commitment in Korean won	360	—
KB Stone Bridge Secondary Private Equity Investment	Purchase of securities	15,960	—
Key management	Loan commitment in Korean won	564	894

[1]	Not considered to be the Group’s related party as at December 31, 2019.

Acceptances and guarantees and unused commitments received from related parties as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	12,209	14,474
KB Real Estate Trust Co., Ltd.	Purchase of securities	19	1,319
KB Securities Co., Ltd.	Purchase of securities	19	1,319
KB Life Insurance Co., Ltd.	Purchase of securities	3,438	6,595
KB Insurance Co., Ltd.	Purchase of securities	3,343	—
KB Asset Management Co., Ltd.	Purchase of securities	666	—
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	86,400	87,922

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Compensation to key management for the years ended December 31, 2019 and 2018, consists of:

	2019
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share- based payments	Total
Registered directors (executive)	1,833	49	1,594	3,476
Registered directors (non-executive)	402	—	—	402
Non-registered directors	5,767	213	4,235	10,215

	8,002	262	5,829	14,093

	2018
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,278	51	1,022	2,351
Registered directors (non-executive)	337	—	—	337
Non-registered directors	4,807	183	3,217	8,207

	6,422	234	4,239	10,895

Significant operating transactions occurring between the Group and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collateral offered to related parties as at December 31, 2019 and 2018, are as follows:

		2019		2018
(In millions of Korean won)	Assets pledged as collateral [1]	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	50,471	50,000	62,006	62,000
KB Life Insurance Co., Ltd.	Securities	25,977	25,000	26,055	25,000
	Building/ Land	207,333	32,500	209,459	32,500
KB Insurance Co., Ltd.	Securities	49,990	50,000	50,000	50,000
	Building/ Land	207,333	26,000	209,459	26,000

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

Collateral received from related parties as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Assets pledged as collateral [1]	2019	2018
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits/ Beneficiary right certificate	167,000	178,178
	Securities	27,948	20,000
	Real estate [2]	12,000	—
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	135,500	66,500
KB Credit Information Co., Ltd.	Time deposits and others	1,611	1,425
KB Star Office Private Real Estate Master Fund 3	Real estate	—	28,800
KB Star Office Private Real Estate Master Fund 4	Real estate	24,000	24,000
Key management	Time deposits and others	192	401
	Real estate	2,922	3,182

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	Related to KB Wise Star Jongno Tower Real Estate Master Fund, a subsidiary of KB Securities Co., Ltd.

As at December 31, 2019, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Group and five other institutions, and as subordinated collateral amounting to ~~W~~384,800 million to subordinated debt holders that consist of the Group and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to a financial syndicate consisting of the Group and five other institutions.

The amounts of debt securities purchased through KB securities Co., Ltd. are ~~W~~12,778,602 million and ~~W~~ 7,920,050 million for the years ended December 31, 2019 and 2018, respectively, and the amounts of debts securities sold through KB securities Co., Ltd. are ~~W~~7,799,397 million and ~~W~~ 3,835,245 million for the years ended December 31, 2019 and 2018, respectively. In addition, KB securities Co., Ltd. acquired ~~W~~ 2,120,000 million and ~~W~~ 160,000 million of bonds issued by the Bank for the years ended December 31, 2019 and 2018, respectively.

The amounts of intangible assets purchased through KB Data System Co., Ltd. are ~~W~~ 37,004 million and ~~W~~ 17,831 million for the years ended December 31, 2019 and 2018, respectively.

The Bank has entered CLS(Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide USD 500 million in intraday liquidity under the terms of repayment on the day of payment.

The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the payables of the Bank before the spin-off date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2019 and 2018

42. Changes in accounting policies-adoption of Korean IFRS 1116 Leases

The Group applied Korean IFRS 1116 retrospectively with recognizing the cumulative effect of initial adoption of the standard as at January 1, 2019. The Group did not restate any comparative prior financial statements under the transitional provisions of Korean IFRS 1116.

Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019.

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

For leases previously classified as ‘finance leases’, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date. The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application.

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Operating lease commitments as at December 31, 2018[1]	365,685
Add : Finance lease asset recognized at December 31, 2018	26,083

Right-of use asset recognized as of the date of initial application	391,768
Lease liability
Operating lease commitments as at December 31, 2018	346,348
Discounted amount using the lessee’s incremental borrowing rate[2] at the date of initial application	332,457
Add : Finance lease liability recognized at December 31, 2018	8,065

Lease liabilities recognized as of the date of initial application	340,522

[1]	The amount included lease contract related provisions for asset retirement obligation and other assets/liabilities according to the adoption of Korean IFRS.
[2]	The weighted average incremental borrowing rate of interest is 2.19%.

The difference between the amount of the right-of-use asset and the lease liabilities is adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position immediately before the date of initial application.

The Group did not need to make any adjustments to the accounting for assets held as lessor as a result of the adoption of Korean IFRS 1116.

43. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as at and for the year ended December 31, 2019, was approved by the Board of Directors on February 5, 2020.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2019 and 2018

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2019 and 2018

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholder of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Opinion

We have audited the accompanying separate financial statements of Kookmin Bank (the Bank), which comprise the separate statements of financial position as at December 31, 2019 and 2018 and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Kookmin Bank as at December 31, 2019 and 2018, and its separate financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

1

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s

2

•	report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2019 and 2018

(In millions of Korean won)	Notes	2019	2018
Assets
Cash and due from financial institutions	4,6,7,36	13,093,005	13,413,780
Financial assets at fair value through profit or loss	4,6,8,12	9,785,350	8,612,864
Derivative financial assets	4,6,9	2,319,687	1,611,295
Loans at amortized cost	4,6,8,10,11	291,425,606	274,985,803
Financial investments	4,6,8,12	52,039,028	42,559,078
Investments in associates and subsidiaries	13,38	1,050,407	997,389
Property and equipment	14	3,770,027	3,123,612
Investment property	14	38,400	48,466
Intangible assets	15	265,996	221,756
Current income tax assets	32	11,373	2,633
Assets held for sale	18	6,941	16,952
Other assets	4,6,17	5,680,023	4,384,063

Total assets		379,485,843	349,977,691

Liabilities
Financial liabilities at fair value through profit or loss	4,6	80,235	87,168
Derivative financial liabilities	4,6,9	2,156,763	1,638,795
Deposits	4,6,19	295,690,896	267,525,970
Debts	4,6,20	18,706,328	17,411,985
Debentures	4,6,21	17,142,392	21,799,085
Provisions	22	310,666	307,379
Net defined benefit liabilities	23	179,046	166,525
Current income tax liabilities	32	6,814	4,026
Deferred income tax liabilities	16,32	200,412	78,067
Other liabilities	4,6,24,30	16,151,045	14,387,972

Total liabilities		350,624,597	323,406,972

Equity
Capital stock	25	2,021,896	2,021,896
Hybrid securities	25	574,523	—
Capital surplus	25	5,220,031	5,220,031
Accumulated other comprehensive income	25,34	143,388	163,376
Retained earnings	25,33	20,901,408	19,165,416
(Provision of regulatory reserve for credit losses
December 31, 2019 : ~~W~~2,270,125 million
December 31, 2018 : ~~W~~2,137,264 million
(Amounts estimated to be appropriated (reveresd)
December 31, 2019 : ~~W~~ 134,199 million
December 31, 2018 : ~~W~~132,861 million

Total equity		28,861,246	26,570,719

Total liabilities and equity		379,485,843	349,977,691

(*)

The separate statement of financial position for year ended December 31, 2019 is prepared applying Korean IFRS 1116, and the comparative separate statement of financial position for the year ended December 31, 2018 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1116.

The accompanying notes are an integral part of these separate financial statements.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

December 31, 2019 and 2018

(In millions of Korean won)	Notes	2019	2018
Interest income		10,533,742	9,737,156
Interest income from financial instruments at fair value through other comprehensive income and amortized cost		10,426,144	9,648,150
Interest income from financial instruments at fair value through profit or loss		107,598	89,006
Interest expense		(4,243,698)	(3,749,069)

Net interest income	26	6,290,044	5,988,087

Fee and commission income		1,505,343	1,443,839
Fee and commission expense		(337,751)	(284,139)

Net fee and commission income	27	1,167,592	1,159,700

Net gains on financial assets/liabilities at fair value through profit or loss	28	421,140	357,580

Net other operating expense	29	(594,574)	(654,763)

General and administrative expenses	14,15,23,30,39	(3,851,974)	(3,733,708)

Operating profit before provision for credit losses		3,432,228	3,116,896

Provision(Reversal) for credit losses	7,11,12,17,22	(102,970)	(99,802)

Operating profit		3,329,258	3,017,094
Net non-operating profit	31	(34,636)	41,367

Profit before income tax expense		3,294,622	3,058,461
Income tax expense	32	(872,929)	(819,144)

Profit for the year		2,421,693	2,239,317

(Adjusted profit after provision of regulatory reserve for credit losses	25
2019 : ~~W~~2,287,494 million
2018 : ~~W~~1,999,344 million
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	(40,369)	(95,796)
Losses on equity instruments at fair value through other comprehensive income		(17,151)	(36,013)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences		781	856
Gains(losses) on debt instruments at fair value through other comprehensive income		33,506	56,992
Gains(losses) on cash flow hedging instruments		(15,230)	3,788
Other comprehensive income for the year, net of tax	34	(38,463)	(70,173)

Total comprehensive income for the year		2,383,230	2,169,144

(*)

The separate statement of comprehensive income for year ended December 31, 2019 is prepared applying Korean IFRS 1116, and the comparative separate statement of comprehensive income for the year ended December 31, 2018 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1116.

The accompanying notes are an integral part of these separate financial statements.

5

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

December 31, 2019 and 2018

(In millions of Korean won)	Capital Stock	Hybrid Securities	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total Equity
Balance at January 1, 2018	2,021,896	—	5,220,031	745,856	17,252,939	25,240,722

The effect of changing of accounting policies
The adoption of Korean IFRS 1109 Financial Instruments	—	—	—	(499,269)	286,616	(212,653)
Other (Note 2)	—	—	—	(13,038)	13,038	—
Balance after reflecting the change of accounting policies	2,021,896	—	5,220,031	233,549	17,552,593	25,028,069
Comprehensive income for the year
Profit for the year	—	—	—	—	2,239,317	2,239,317
Remeasurements of net defined benefit liabilities	—	—	—	(95,796)	—	(95,796)
Net gains on equity instruments at fair value through other comprehensive income	—	—	—	(36,013)	13,638	(22,375)
Currency translation differences	—	—	—	856	—	856
Net gains on debt instruments at fair value through other comprehensive income	—	—	—	56,992	—	56,992
Gains on cash flow hedging instruments	—	—	—	3,788	—	3,788

Total comprehensive income for the year	—	—	—	(70,173)	2,252,955	2,182,782

Transactions with the shareholder
Dividends	—	—	—	—	(640,132)	(640,132)

Total transactions with the shareholder	—	—	—	—	(640,132)	(640,132)

Balance at December 31, 2018	2,021,896	—	5,220,031	163,376	19,165,416	26,570,719

Balance at January 1, 2019	2,021,896	—	5,220,031	163,376	19,165,416	26,570,719

Comprehensive income for the year
Profit for the year	—	—	—	—	2,421,693	2,421,693
Remeasurements of net defined benefit liabilities	—	—	—	(40,369)	—	(40,369)
Net gains on equity instruments at fair value through other comprehensive income	—	—	—	1,324	(18,475)	(17,151)
Currency translation differences	—	—	—	781	—	781
Net gains on debt instruments at fair value through other comprehensive income	—	—	—	33,506	—	33,506
Gains on cash flow hedging instruments	—	—	—	(15,230)	—	(15,230)

Total comprehensive income for the year	—	—	—	(19,988)	2,403,218	2,383,230

Transactions with the shareholder
Dividends	—	—	—	—	(667,226)	(667,226)
Issuance of hybrid securities	—	574,523	—	—	—	574,523

Total transactions with the shareholder	—	574,523	—	—	(667,226)	(92,703)

Balance at December 31, 2019	2,021,896	574,523	5,220,031	143,388	20,901,408	28,861,246

(*)

The separate statement of changes in equity for year ended December 31, 2019 is prepared applying Korean IFRS 1116, and the comparative separate statement of changes in equity for the year ended December 31, 2018 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1116.

The accompanying notes are an integral part of these separate financial statements.

6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

December 31, 2019 and 2018

(in millions of Korean won)	Notes	2019	2018
Cash flows from operating activities
Profit for the year		2,421,693	2,239,317

Adjustment for non-cash items
Net losses(gains) on financial assets/liabilities at fair value through profit or loss		(192,418)	(40,016)
Net losses(gains) on derivative financial investments for hedging purposes		(108,267)	41,491
Adjustment of fair value of derivative financial instruments		282	410
Provision for credit losses		102,609	99,802
Net gains on financial investments		(95,524)	(86,994)
Net losses(gains) on associates and subsidiaries		(101)	31,263
Depreciation and amortization expense		498,480	241,400
Other net losses(gains) on property and equipment/intangible assets		1,503	(106,376)
Share-based payment		15,173	4,051
Post-employment benefits		157,946	140,790
Net interest expense		237,405	248,356
Losses on foreign currency translation		(93,555)	(10,120)
Other expense		62,874	19,117

		586,407	583,174

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(1,212,179)	(3,066,415)
Derivative financial instrument		(18,856)	(11,166)
Loans at amortized cost		(16,499,522)	(25,022,135)
Current income tax assets		(8,741)	(1,245)
Deffered income tax assets		164	449
Other assets		(873,028)	2,250,031
Financial liabilities at fair value through profit or loss		(23,164)	10,419
Deposits		27,859,539	19,411,037
Deferred income tax liabilities		137,231	55,218
Other liabilities		1,231,001	544,622

		10,592,445	(5,829,185)

Net cash inflow(outflow) from operating activities		13,600,545	(3,006,694)

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes		9,589	3,065
Disposal of financial assets at fair value through profit or loss		9,238,975	11,093,020
Acquisition of financial assets at fair value through profit or loss		(9,007,163)	(8,901,732)
Disposal of financial investments		59,503,216	53,147,788
Acquisition of financial investments		(68,575,150)	(57,399,854)
Disposal of investments in associates and subsidiaries		16,088	39,772
Acquisition of investments in associates and subsidiaries		(69,004)	(201,348)
Disposal of property and equipment		57	1,722
Acquisition of property and equipment		(523,504)	(330,618)
Disposal of intangible assets		7,126	1,425
Acquisition of intangible assets		(73,202)	(52,719)
Net cash flows due to conversion of a subsidiary into a branch		—	32,903
Others		(59,821)	301,954

Net cash outflow from investing activities		(9,532,793)	(2,264,622)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes		(28,631)	(17,698)
Net increase in debts		955,745	1,346,037
Increase in debentures		4,766,568	9,308,540
Decrease in debentures		(9,561,329)	(5,861,362)
Payment of dividends		(667,226)	(640,132)
Net increase in other payables from trust accounts		(89,353)	276,446
Issuance of hybrid securities		574,523	—
Others		(36,849)	(212,475)

Net cash inflow(outflow) from financing activities		(4,086,552)	4,199,356

Exchange losses on cash and cash equivalents		155,856	(29,310)

Net increase(decrease) in cash and cash equivalents		137,056	(1,101,270)
Cash and cash equivalents at the beginning of the year	36	4,408,576	5,509,846

Cash and cash equivalents at the end of the year	36	4,545,632	4,408,576

(*)

The separate statement of cash flows for the year ended December 31, 2019 is prepared applying Korean IFRS 1116, and the comparative separate statement of cash flows for the year ended December 31, 2018 has not been restated retrospectively as permitted by transitional provisions of Korean IFRS 1116.

The accompanying notes are an integral part of these separate financial statements.

7

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholder of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As at December 31, 2019, the Bank’s paid-in capital is ~~W~~2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business and other relevant businesses in accordance with the Financial Investment Services and Capital Markets Act, and telecommunication Services in accordance with the Special Act on Financial Innovation Support. As at December 31, 2019, the Bank operates 1,051 domestic branches and offices, and eight overseas branches (excluding four subsidiaries and two offices).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.(4).

The Bank has prepared the separate financial statements in accordance with Korean IFRS 1027 Separate Financial Statements.

The Bank newly applied the following amended and enacted standards and interpretations from January 1, 2019, and these applications did not have a material impact on the separate financial statements, except for the adoption of Korean IFRS 1116 Lease.

•	Amendments to Korean IFRS 1116 Leases

Korean IFRS 1116 adopts a single lease model and requires lessee to recognize assets and liabilities for all leases which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

The Bank changed its accounting policies as a result of adopting Korean IFRS 1116 Leases. The Bank applied the new accounting policies retrospectively, as permitted under the specific transitional provisions in the standard. The cumulative effect of initial application of Korean IFRS 1116 was recognized on the date of initial application (January 1, 2019). The Bank does not elect to restate its previous financial statements, which is the comparative information. See Note 41 for the effect of adoption of Korean IFRS 1116 Leases.

•	Amendments to IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendments had no material impact on the Bank’s financial statements.

•	Amendments of Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendments had no material impact on the Bank’s financial statements.

•	Differences between fair value and carrying amount when changes in classification of associates in separate financial statements

Although the Bank previously had accounted for the difference between fair value and book value as other comprehensive income when the classification of associates in separate financial statements changed, the bank recognized those difference as profit or loss in accordance with the IFRS Interpretations Committee’s interpretation in 2019.

The Bank believes the change in accounting policy provides more relevant information. The separate statements of financial position as at December 31, 2018 and separate statements of changes in equity for the years ended December 31, 2018 have been restated by adjusting those changed accounting policy.

9

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2019	2018
Accumulated other comprehensive income	(13,038)	(13,038)
Retained earnings	13,038	13,038

•	Amendments of Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendments had no material impact on the Bank’s financial statements.

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgment or estimate is required to be reassessed. The enactment did not have a significant impact on the financial statements.

•	Amendments to K-IFRS No. 1109, Financial Instruments, and No. 1107, Financial Instruments: Disclosure

Due to benchmark interest rate reform, exceptions have been added that allow hedge accounting to be applied while uncertainty exists. With regards to the hedging relationship, we assume that the benchmark interest rate, which is the underlying variable of cash flows, is not changed by the benchmark interest rate reform when examining the likelihood of anticipated transactions and the subsequent evaluation of the hedging effect. For hedges of interest rate risk factors not specified in the contract, the requirement that the hedged risk must be separately identified applies only at the inception of the hedge relationship. The application of this exception is terminated when uncertainty regarding the timing and amount of cash flows based on the benchmark interest rates resulting from the benchmark interest rate reform ceases or the hedging relationship ceases. The amendments were implemented from January 1, 2020, but the Bank adopted those amendments early as early adoption was allowed. The significant benchmark interest rate indicator for the hedge relationship is LIBOR and CD Rates, and the hedge accounted for in this amendment is hedge accounting in Note 9.

•	Annual Improvements 2015-2017 Cycle

Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendments had no material impact on the Bank’s financial statements.

Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendments had no material impact on the Bank’s financial statements.

10

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment had no material impact on the Bank’s financial statements.

Korean IFRS 1023 Borrowing Cost

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendments had no material impact on the Bank’s financial statements.

Certain new accounting standards and interpretations that have been published but are not mandatory for the reporting period commencing January 1, 2019 and have not been early adopted by the Bank are set out below.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Bank. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. These amendments should be applied for annual periods beginning on or after January 1, 2020, and earlier application of permitted. The Bank does not expect that these amendments have a significant impact on the financial statements.

•	New interpretations not yet adopted by the Bank

On December 16, 2019, the IFRS Interpretation Committee announced that all economic penalties for the termination of the lease are taken into account when determining the enforceable period for lease term and useful life of leasehold improvements. The Bank is analyzing the impact of changes in accounting policy for the enforceable period on consolidated financial statements.

11

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Due to the large number of lease contracts held by the Bank and varying terms of the contract, the Bank expects that sufficient time would be required to assess items to be included in the review of extensive economic penalty and to establish procedures for collecting and analyzing necessary information. Therefore, the effect of the changes in accounting policy for the lease term has not been reflected in the consolidated financial statements for the current reporting period.

If the accounting policy for the lease term is changed in the annual periods beginning on or after January 1, 2020, the amount of the related right-of-use assets and lease liabilities may increase, and the consolidated financial statements may need to be retroactively restated to reflect this effect.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency. Refer to Notes 3.2.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Income Taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If certain portion of the taxable income is not used for investments, increase in wages, and others in accordance with the Tax Law for Promotion of investment and Collaborative Cooperation (Recirculation of Corporate Income), the Bank is liable to pay additional income tax calculated based on the tax laws. The new tax law is effective for three years from 2018 and measurement of current and deferred income tax is affected. As the Bank’s income tax is dependent on the investments, increase in wages, and others, there exists uncertainty with regard to measuring the final tax effects.

12

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

2.4.2 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Bank uses its judgment to select a variety of methods and make assumptions that are mainly based on material market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for Credit Losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on financial assets at amortized cost and fair value through other comprehensive income through impairment test and recognizes provisions for acceptances and guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for the estimation of expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, acceptances and guarantees, and unused loan commitments.

2.4.4 Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions

2.4.5 Estimated Impairment of Goodwill

The Bank tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these separate financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence in the financial and operating policy decisions. If the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS 1027. Beneficiary certificates in private equity fund which is consolidated is classified as financial assets at fair value through profit or loss in accordance with Korean IFRS 1109, and measured at fair value in accordance with Korean IFRS 1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying value and recognizes the amount as ‘non-operating income (expense)’ in the statement of comprehensive income.

13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.2 Foreign Currency

3.2.1 Foreign Currency Transactions and Balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Excludes translation differences of net investments in foreign operations and financial liabilities arising from designated as hedging instruments for net investments, exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in the other comprehensive income and the separate component of equity, is reclassified from other comprehensive income to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized.

3.2.3 Translation of the net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely to occur in the foreseeable future, then foreign currency difference arising on the item which in substance is considered to form part of the net investment in the foreign operation, are recognized in the other comprehensive income and shall be reclassified to profit or loss on disposal of the investment.

14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial Recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income or financial assets at amortized cost. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the Bank’s business model for managing financial instruments and the contractual cash flow characteristics of the financial instruments at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent Measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options,

15

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Bank has not retained control. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

The Bank writes off the carrying amount and allowance of financial assets in its entirety or to a portion thereof when the principal and interest are determined to be no longer recoverable. In general, the Bank considers write-off when it is determined that the debtor does not have sufficient resources or income to cover the principal and interest, and this write-off decision is made in accordance with internal regulations. After the write-off, the Bank can collect the written-off loans continuously according to the internal policy. Recovered amounts from written-off financial assets are recognized in profit or loss.

16

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired.

3.3.4 Offsetting

Financial assets and financial liabilities are offset and the net amount are presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial Assets at Fair Value through Profit or Loss

Financial assets classified as held for trading, financial assets designated by the Bank as at fair value through profit or loss upon initial recognition, and financial assets that are required to be mandatorily measured at fair value through profit or loss are classified as financial assets at fair value through profit or loss.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial Assets at Fair Value through Other Comprehensive Income

The Bank classifies below financial assets as financial assets at fair value through other comprehensive income;

•

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding or;

•

Equity instruments that are not held for trading with the objective of generating a profit from short-term fluctuations in price or dealer’s margin, designated as financial assets at fair value through other comprehensive income.

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income using effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized as other comprehensive income in equity.

Upon disposal of financial assets at fair value through other comprehensive income, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. However, cumulative gain or loss of equity instrument designated as fair value through other comprehensive income are reclassified to retained earnings not to profit or loss at disposal.

17

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Financial assets at fair value through other comprehensive income denominated in foreign currencies are translated at the closing rate. Exchange differences on the amortised cost of changes in fair value are recognized in profit or loss, and other changes are recognized as equity.

3.5.3 Financial Assets at Amortized Cost

A financial asset, which are held within the business model whose objective is to hold assets in order to collect contractual cash flows and consistent with representing solely payments of principal and interest on the principal amount outstanding, are classified as a financial asset at amortized cost.

These financial assets are subsequently carried at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

The carrying amount of financial assets at amortized cost is presented by deducting allowance for doubtful accounts, and the measurement method is described in Note 3.6.

3.6 Expected Credit Loss of Financial Assets (Debt Instruments)

The Bank measures expected credit loss and recognizes loss allowance at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income with the exception of financial asset at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Bank measures expected credit losses by reflecting reasonable and supportable information that is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets not subject to the below approach and unused loan commitments on off-balance sheet

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. After initial recognition, loss allowances for the assets without significant increase in credit risk are measured at the amount of 12 month expected credit losses, whereas the loss allowances for the assets with significant increase in credit risk are measured at the amount of lifetime expected credit losses. Lifetime is presumed to be a period to the contractual maturity date of financial assets (the expected life of financial assets).

The Bank determines whether the credit risk has increased significantly using the following information, and if one or more of the following items are met, it is deemed as significant increase in credit risk. When the contractual cash flows of a financial asset are renegotiated or otherwise modified, the Bank determines whether the credit risk has increased significantly using the same following information.

•	Exceeds 30 days past due

•	Decline in credit rating at period end by more than certain notches as compared to that at initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information on Korea Federation of Banks, and etc.

18

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

If one or more of the following items are met, it is generally deemed as credit-impaired:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of banks

•	A corporate borrower with the credit rating C or D

•	Refinancing or

•	Debt restructuring, and etc.

3.6.1 Forward-looking Information

The Bank uses forward-looking information, when it determines whether the credit risk has increased significantly and measures the expected credit losses.

The Bank assumes the risk components have a certain correlation with the economic cycle, and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of more than 11 years and the key macroeconomic variables, and calculates the expected credit losses by reflecting the results of the correlation on the risk component. The correlation between the major macroeconomic variables and the credit risk is as follows;

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Domestic GDP growth rate	(-)
Composite stock index	(-)
Construction investment change rate	(-)
Rate of change in housing transaction price index	(-)
Interest rate spread	(+ )
Private consumption growth rate	(-)

Forward-looking information used in calculation of expected credit losses is based on the macroeconomic forecasts utilized by the management of the Bank for its business plan taking into account reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research under KB Financial Group with comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. And the Bank determines the macroeconomic variables to use in forecasting future condition of the economy, taking into account the direction of the forecast scenario and the significant relationship between macroeconomic variables and time series data. And there are some changes compared to the macroeconomic variables used in the previous year.

3.6.2 Measuring Expected Credit Losses on Financial at Amortized Cost

The expected credit losses on financial assets at amortized cost are measured as the difference between the asset’s contractual terms of cash flow and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The Bank estimates expected future cash flows for financial assets that are individually significant (individual assessment of impairment).

For financial assets that are not individually significant, the Bank collectively estimates expected credit loss by grouping loans with homogeneous credit risk profile (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

19

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Collective assessment of impairment

Collective assessment of impairment is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such methodology applies factors such as type of collateral, product and borrowers, credit rating, portfolio size, recovery period, probability of default estimated for each group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating expected credit loss and to determine factors on the basis of historical loss experience and forward-looking information. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between estimated and actual losses.

Lifetime expected credit loss is measured by applying Probability of Default (“PD”) and adjusted Loss Given Default (“LGD”) reflecting the changes in carrying amount to the carrying amount as at the end of the reporting period with deducted by expected repayment of principals.

3.6.3 Measuring Expected Credit Losses on Financial Assets at Fair Value through Other Comprehensive Income

Measuring method of expected credit losses on financial assets at fair value through other comprehensive income is equal to that of financial assets at amortized cost. However, the changes in loss allowances are recognized as other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments within the separate financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of changes in fair value and cash flow of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge and cash flow hedge).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

See Note 9 for changes in fair value of the hedging instruments and changes in other comprehensive income related to derivatives held for cash flow hedging.

The Bank applies hedge accounting for risk management activities aligned with the requirements and qualifying criteria for hedge accounting of Korean IFRS 1109.

20

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.7.1 Derivative Financial Instruments Held for Trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair Value Hedges

If derivatives and non-derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. If the hedged items are equity instruments for which the Bank has elected to present changes in fair value in other comprehensive income, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the future expected cash flows of the hedged item) from the inception of the hedge. The ineffective portion is recognized in gain or loss (other operating income or expense). The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income and expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments, and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments.

The Bank entirely hedges the interest rate risk.

At inception of the hedge relationship, the Bank reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction because of the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Bank designates hedge relationship at one-on-one ratio between the nominal amount of hedging instrument and to the nominal amount of hedged item.

21

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

The Bank avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) are designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Bank avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The calculating method of the number of the dates for paying fixed-rate interest amount can be different between both. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) are designated as a hedged item, the difference calculating in set-up dates creates a hedge ineffectiveness.

3.7.5 Embedded Derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, 1) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and, 3) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in net profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day One Gain and Loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

22

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment Properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

23

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 years
Software	Straight-line	4~5 years
Others	Straight-line	1~13 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent Expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits

24

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.13 Financial Liabilities

The Bank classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

3.13.1 Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, the Bank records transaction using memorandum value when it borrows securities from Korea Securities Depository and others. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount is recognized as profit or loss.

3.13.2 Other Financial Liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, debts, debentures and others. Upon of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

In case an asset is sold under repurchase agreement, the Bank does not derecognize the asset while the amount sold is accounted for as financial liabilities. The Bank derecognizes a financial liability from the separate statement of financial position only when the obligation specified in the contract is discharged, cancelled or expired.

3.14 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

26

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

When an onerous contract is occurred, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and classified as other liabilities, and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	Provisions measured in accordance with Korean IFRS 1109 Financial Instruments and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary share

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares and exercising stock options are deducted, net of tax, from the equity.

3.16.2 Hybrid Capital Securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Bank classifies hybrid securities as an equity if the Bank has the unconditional right to avoid any contractual obligation to deliver financial assets such as cash in relation to the financial instruments. As a result, Hybrid Capital Securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.17 Revenue Recognition

The Bank recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS 1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest Income and Expense

Interest income and expense from debt instruments at fair value through profit or loss (excluding beneficiary certificates, equity investments and other debt instruments), loans, financial instruments at amortized cost and debt instruments at fair value through other comprehensive income, are recognized in statement of comprehensive income using the effective interest method in accordance with IFRS1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

27

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid(main components of effective interest rates only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income earned from debt instruments at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.17.2 Fee and Commission Income

The Bank recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees related to performance obligations in the contract satisfied over time

As control over related goods and services of fees and commission income of performance obligation contracts transfer over time, commission income is recognized over the period of performance obligations. Fees and commission income, including asset management fees and commission fees are recognized as the related services are rendered.

Fees earned at a point in time

Fees earned at a point in time are recognized when a customer obtains controls of a promised asset and the Bank satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging transfer and acquisition of business is recognized as revenue when the transaction has been completed.

A syndication fee that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

28

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.17.3 Net Gains/Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains/losses on financial instruments at fair value through profit or loss include profit or loss (including changes in fair value, dividends, and gain/loss from foreign currency translation) from following financial instruments:

•	Gain or loss from financial instruments at fair value through profit or loss, excluding interest income calculated by the effective interest rate

•	Gain or loss from derivatives for trading, including derivatives for hedging that does not meet the criteria for hedge accounting

3.17.4 Dividend Income

Dividend income is recognized as profit or loss when the right to receive payment is established. Dividend income is recognized as net gain or loss on financial assets/liabilities at fair value through profit or loss or other operating income in depending of the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment Benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income (loss).

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Bank introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.18.2 Short-term Employee Benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

29

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.18.3 Share-based Payment

The Bank has share grant and mileage stock programs to directors and employees. When the stock grant is exercised the Group either distributes issued stock of KB Financial Group Inc., the Parent Company, or makes payment in cash based on the stock price. The mileage stock is exercised, the Group makes payment in cash based on the stock price of KB Financial Group Inc.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the fair value of the employee service is recognized as expense and accrued expenses over the vesting period. Also, the Bank accounts for the mileage stock in accordance with the requirements of cash-settled share-based payment transactions, and recognizes the corresponding liability and expenses at the vesting period.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.18.4 Termination Benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Bank shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.19 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

Income tax expense for the period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

3.19.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period

30

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.19.2 Deferred Income Tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the taxes based amount of assets and liabilities and their carrying amount in the separate financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain Tax Positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, an appeal for a refund claimed from the tax authorities related to additional assessments or a tax investigation processed by the tax authorities. The Bank recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, interest and penalties related to income taxes are recognized in accordance with Korean IFRS 1037 as its economic substances.

3.20 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

31

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

3.21 Leases

As explained in Note 2 above, the Bank has changed its accounting policy for leases. The impact of the new accounting policies is disclosed in Note 41.

At inception of a contract, the Bank is required to assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Bank has assessed whether the contract is, or contains, a lease in accordance with the standard. However, the Bank did not reassess all contracts as the Bank elected to apply the practical expedient not to apply the standard to contracts that were not previously identified as containing a lease. On the basis of the date of initial application, the Bank assesses whether the contract is, or contains, a lease.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payment that are based on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs, and

•	restoration costs

However, short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and lease of low-value assets (For example, underlying leased asset under $ 5,000) are permitted to elect exceptional conditions. The Bank applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets(underlying assets less than ~~W~~ 5 million and $5,000).

32

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term.

3.22 Operating Segments

Operating segments are components of the Bank where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other risk types, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

Risk Management Subcommittee

The Risk Management Subcommittee enforces decisions made by Risk Management Council and makes practical decisions to implement risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee approves exotic and hybrid products accompanying credit risk and reviews newly developed products accompanying credit risk. Also, it reviews and approves the exposure limits by industry.

33

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Strategy Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Bank’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole. The Bank uses definition of default as defined and applied in the calculation of Capital Adequacy Ratio (Basel III) in accordance with the new Basel Accord.

4.2.2 Credit Risk Management

The Bank measures expected losses and internal capital on assets that are subject to credit risk management whether on-or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Bank manages credit risk by allocating credit risk internal capital limits.

In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Bank has organized a credit risk management group that focuses on credit risk management in accordance with the Bank’s credit risk management policy. The Bank’s credit group, customer service group and SME/SOHO group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk strategy group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

34

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.2.3 Maximum Exposure to Credit Risk

The Bank’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Financial assets
Due from financial institutions[1]	10,403,284	10,362,359
Financial assets at fair value through profit or loss
Securities	9,490,491	8,299,293
Loans	188,133	212,596
Financial instruments indexed to gold	79,805	78,808
Derivatives	2,319,687	1,611,295
Loans at amortized cost[1]	291,425,606	274,985,803
Financial investments
Securities at fair value through other comprehensive income	35,834,598	27,556,891
Securities at amortized cost[1]	13,866,494	12,753,724
Loans at fair value through other comprehensive income	344,292	349,547
Other financial assets[1]	5,466,052	4,197,708

	369,418,442	340,408,024

Off-balance sheet items[2]
Acceptances and guarantees contracts	8,250,284	7,250,061
Financial guarantee contracts	5,077,410	4,636,538
Commitments	87,695,459	81,137,779

	101,023,153	93,024,378

	470,441,595	433,432,402

[1]	Due from financial institutions, loans at amortized cost, securities at amortized cost and other financial assets are presented net of allowance.
[2]	For details of relevant provisions, see Note 22

4.2.4 Credit Risk of Loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Bank assesses expected credit loss on financial asset at amortized cost and financial asset at fair value through other comprehensive income (debt instruments) other than financial asset at fair value through profit or loss and recognizes loss allowance. Expected credit losses are a probability-weighted estimate of possible credit losses occurred in a certain range by reflecting reasonable and supportable information that which is reasonably available at the reporting date without undue cost or effort, including information about past events, current conditions and forecasts of future economic conditions. The Bank measures the expected credit losses on loans classified as financial assets measured at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income on the financial statements.

35

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Credit risk exposure

Loans as at December 31, 2019 and 2018, are classified as follows:

	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Financial assets at amortized cost
Corporate
Grade 1	76,656,822	1,639,311	837	—	—	78,296,970
Grade 2	54,824,807	4,507,043	6,397	—	—	59,338,247
Grade 3	2,150,892	2,127,430	4,188	—	—	4,282,510
Grade 4	419,333	782,452	4,185	—	—	1,205,970
Grade 5	16,648	344,920	695,726	—	—	1,057,294

	134,068,502	9,401,156	711,333	—	—	144,180,991

Retail
Grade 1	135,269,735	3,554,462	7,535	—	—	138,831,732
Grade 2	2,980,061	4,249,015	6,863	—	—	7,235,939
Grade 3	158,514	1,304,904	8,312	—	—	1,471,730
Grade 4	9,466	151,544	2,575	—	—	163,585
Grade 5	8,649	423,037	424,497	—	—	856,183

	138,426,425	9,682,962	449,782	—	—	148,559,169

	272,494,927	19,084,118	1,161,115	—	—	292,740,160

Financial assets at fair value through other comprehensive income
Corporate
Grade 1	210,718	—	—	—	—	210,718
Grade 2	133,574	—	—	—	—	133,574
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	344,292	—	—	—	—	344,292

Retail
Grade 1	—	—	—	—	—	—
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	—	—

	344,292	—	—	—	—	344,292

	272,839,219	19,084,118	1,161,115	—	—	293,084,452

36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Financial assets at amortized cost
Corporate
Grade 1	68,474,730	1,406,552	1,573	—	—	69,882,855
Grade 2	53,896,127	4,065,708	1,610	—	—	57,963,445
Grade 3	2,472,873	1,677,369	6,566	—	—	4,156,808
Grade 4	395,335	902,790	40,043	—	—	1,338,168
Grade 5	20,648	342,216	920,190	—	—	1,283,054

	125,259,713	8,394,635	969,982	—	—	134,624,330

Retail
Grade 1	123,963,709	4,387,477	8,836	—	—	128,360,022
Grade 2	4,171,518	7,058,259	6,218	—	—	11,235,995
Grade 3	140,074	881,415	4,158	—	—	1,025,647
Grade 4	431,480	154,506	2,582	—	—	588,568
Grade 5	8,426	296,087	379,555	—	—	684,068

	128,715,207	12,777,744	401,349	—	—	141,894,300

	253,974,920	21,172,379	1,371,331	—	—	276,518,630

Financial assets at fair value through other comprehensive income
Corporate
Grade 1	149,226	25,731	—	—	—	174,957
Grade 2	128,712	45,878	—	—	—	174,590
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	277,938	71,609	—	—	—	349,547

Retail
Grade 1	—	—	—	—	—	—
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	—	—	—	—	—	—

	277,938	71,609	—	—	—	349,547

	254,252,858	21,243,988	1,371,331	—	—	276,868,177

[1]	Before netting of allowance.

37

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Credit risk mitigation by collateral

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2019, are as follows:

	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	69,618,120	3,834,566	177,047	—	—	73,629,733
Deposits and savings	1,351,959	118,204	6,156	—	—	1,476,319
Property and equipment	2,925,884	286,280	1,123	—	—	3,213,287
Real estate	152,660,506	10,478,492	381,208	—	—	163,520,206

	226,556,469	14,717,542	565,534	—	—	241,839,545

The quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2018, are as follows:

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	59,710,931	5,864,526	146,818	—	—	65,722,275
Deposits and savings	1,354,807	76,960	5,265	—	—	1,437,032
Property and equipment	2,411,077	72,326	2,461	—	—	2,485,864
Real estate	145,007,035	12,494,029	385,562	—	—	157,886,626

	208,483,850	18,507,841	540,106	—	—	227,531,797

38

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.2.5 Credit Risk of Securities

The credit quality of financial investments excluding equity securities that are exposed to credit risk as at December 31, 2019 and 2018, are as follows:

	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities at amortized cost
Grade 1	13,867,628	—	—	—	—	13,867,628
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	13,867,628	—	—	—	—	13,867,628

Securities at fair value through other comprehensive income
Grade 1	34,622,682	—	—	—	—	34,622,682
Grade 2	1,209,310	—	—	—	—	1,209,310
Grade 3	2,606	—	—	—	—	2,606
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	35,834,598	—	—	—	—	35,834,598

	49,702,226	—	—	—	—	49,702,226

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities at amortized cost
Grade 1	12,754,979	—	—	—	—	12,754,979
Grade 2	—	—	—	—	—	—
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	12,754,979	—	—	—	—	12,754,979

Securities at fair value through other comprehensive income
Grade 1	27,028,610	—	—	—	—	27,028,610
Grade 2	525,772	—	—	—	—	525,772
Grade 3	—	—	—	—	—	—
Grade 4	2,509	—	—	—	—	2,509
Grade 5	—	—	—	—	—	—

	27,556,891	—	—	—	—	27,556,891

	40,311,870	—	—	—	—	40,311,870

[1]	Before netting of allowance.

39

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The credit qualities of securities, excluding equity securities according to the credit ratings by external rating agencies as at December 31, 2019, are as follows:

Credit	Domestic			Foreign
quality	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit Risk of Due from Financial Institutions

The credit quality of due from financial institutions as at December 31, 2019 and 2018, is classified as follows:

	2019
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions at amortized cost
Grade 1	10,390,542	—	—	—	10,390,542
Grade 2	761	—	—	—	761
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	13,179	360	—	13,539

	10,391,303	13,179	360	—	10,404,842

2018
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions at amortized cost
Grade 1	10,362,365	—	—	—	10,362,365
Grade 2	—	—	—	—	—
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	10,362,365	—	—	—	10,362,365

[1]	Before netting of allowance.

The classification criteria of the credit quality for due from financial institutions are the same as the criteria for securities (excluding equity securities).

40

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.2.7 Credit Risk Mitigation of Derivative Financial Instruments

The quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as at December 31, 2019 and 2018, is as follows:

(In millions of Korean won)	2019	2018
Deposits and savings, securities and others	496,294	381,959

4.2.8 Credit Risk Concentration Analysis

Details of the Bank’s loans by jurisdiction as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Retail	Corporate[1]	Total	%	Allowances	Carrying amount
Korea	148,407,504	139,364,351	287,771,855	98.13	(1,300,478)	286,471,377
Japan	101	629,716	629,817	0.21	(547)	629,270
United States	—	1,770,232	1,770,232	0.60	(5,187)	1,765,045
China	—	1,771,334	1,771,334	0.61	(3,389)	1,767,945
Others	151,564	1,177,783	1,329,347	0.45	(4,953)	1,324,394

	148,559,169	144,713,416	293,272,585	100.00	(1,314,554)	291,958,031

	2018
(In millions of Korean won)	Retail	Corporate[1]	Total	%	Allowances	Carrying amount
Korea	141,754,541	132,231,620	273,986,161	98.89	(1,521,921)	272,464,240
Japan	106	333,918	334,024	0.12	(1,865)	332,159
United States	—	839,620	839,620	0.30	(4,795)	834,825
China	—	1,111,453	1,111,453	0.40	(2,507)	1,108,946
Others	139,653	669,862	809,515	0.29	(1,739)	807,776

	141,894,300	135,186,473	277,080,773	100.00	(1,532,827)	275,547,946

[1]	Expected credit loss of loans at fair value through other comprehensive income as at December 31, 2019 and 2018, are ~~W~~ 582 million and ~~W~~ 1,307 million, respectively.

Details of the Bank’s corporate loans by industry as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Loans[1]	%	Allowances	Carrying amount
Financial institutions	14,085,470	9.73	(3,931)	14,081,539
Manufacturing	41,583,867	28.74	(386,676)	41,197,191
Service	62,473,729	43.17	(164,574)	62,309,155
Wholesale and retail	17,593,922	12.16	(96,557)	17,497,365
Construction	2,671,437	1.85	(163,257)	2,508,180
Public	1,162,185	0.80	(1,994)	1,160,191
Others	5,142,806	3.55	(23,658)	5,119,148

	144,713,416	100.00	(840,647)	143,872,769

41

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Loans[1]	%	Allowances	Carrying amount
Financial institutions	11,356,143	8.40	(4,667)	11,351,476
Manufacturing	40,971,041	30.31	(444,637)	40,526,404
Service	58,908,168	43.58	(235,936)	58,672,232
Wholesale and retail	16,012,121	11.84	(92,275)	15,919,846
Construction	2,628,180	1.94	(283,620)	2,344,560
Public	820,832	0.61	(3,285)	817,547
Others	4,489,988	3.32	(23,443)	4,466,545

	135,186,473	100.00	(1,087,863)	134,098,610

[1]	Expected credit loss of loans at fair value through other comprehensive income as at December 31, 2019 and 2018, are ~~W~~ 582 million and ~~W~~ 1,307 million, respectively.

Details of the Bank’s retail as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	77,523,390	52.18	(33,536)	77,489,854
General purpose	71,035,779	47.82	(440,371)	70,595,408

	148,559,169	100.00	(473,907)	148,085,262

	2018
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing purpose	70,178,329	49.46	(28,940)	70,149,389
General purpose	71,715,971	50.54	(416,024)	71,299,947

	141,894,300	100.00	(444,964)	141,449,336

Details of the Bank’s mortgage loans1 as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Group1	9,410,202	10.00	(4,634)	9,405,568
Group2	19,269,533	20.48	(6,270)	19,263,263
Group3	33,500,810	35.60	(7,304)	33,493,506
Group4	30,517,828	32.44	(13,244)	30,504,584
Group5	1,364,155	1.45	(2,389)	1,361,766
Group6	25,763	0.03	(128)	25,635

	94,088,291	100.00	(33,969)	94,054,322

42

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Group1	6,671,012	7.11	(3,296)	6,667,716
Group2	18,911,235	20.16	(8,322)	18,902,913
Group3	35,580,948	37.94	(8,753)	35,572,195
Group4	32,256,160	34.39	(12,338)	32,243,822
Group5	356,892	0.38	(737)	356,155
Group6	16,776	0.02	(35)	16,741

	93,793,023	100.00	(33,481)	93,759,542

[1]	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group1	LTV 0% to less than 20%
Group2	LTV 20% to less than 40%
Group3	LTV 40% to less than 60%
Group4	LTV 60% to less than 80%
Group5	LTV 80% to less than 100%
Group6	LTV over 100%

[1]	LTV: Loan to Value ratio

Details of the Bank’s credit risk of due from financial institutions, securities excluding equity securities and derivative financial instruments by industry as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Finance and Insurance	10,404,842	100.00	(1,558)	10,403,284

	10,404,842	100.00	(1,558)	10,403,284

Securities at fair value through profit or loss
Government and government funded institutions	1,622,121	17.10	—	1,622,121
Finance and Insurance[1]	7,381,118	77.77	—	7,381,118
Others	487,252	5.13	—	487,252

	9,490,491	100.00	—	9,490,491

Derivatives
Government and government funded institutions	7,330	0.32	—	7,330
Finance and Insurance[1]	2,135,780	92.07	—	2,135,780
Others	176,577	7.61	—	176,577

	2,319,687	100.00	—	2,319,687

43

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Securities at fair value through other comprehensive income[2]
Government and government funded institutions	13,737,679	38.33	—	13,737,679
Finance and Insurance	18,686,144	52.15	—	18,686,144
Others	3,410,775	9.52	—	3,410,775

	35,834,598	100.00	—	35,834,598

Securities at amortized cost
Government and government funded institutions	2,282,894	16.46	—	2,282,894
Finance and Insurance	11,574,719	83.47	(1,132)	11,573,587
Others	10,015	0.07	(2)	10,013

	13,867,628	100.00	(1,134)	13,866,494

	71,917,246		(2,692)	71,914,554

	2018
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Finance and Insurance	10,362,364	100.00	(5)	10,362,359

	10,362,364	100.00	(5)	10,362,359

Securities at fair value through profit or loss
Government and government funded institutions	1,175,311	14.16	—	1,175,311
Finance and Insurance[1]	6,632,430	79.92	—	6,632,430
Others	491,552	5.92	—	491,552

	8,299,293	100.00	—	8,299,293

Derivatives
Government and government funded institutions	39,290	2.44	—	39,290
Finance and Insurance[1]	1,476,717	91.65	—	1,476,717
Others	95,288	5.91	—	95,288

	1,611,295	100.00	—	1,611,295

Securities at fair value through other comprehensive income[2]
Government and government funded institutions	7,844,258	28.47	—	7,844,258
Finance and Insurance	17,706,660	64.25	—	17,706,660
Others	2,005,973	7.28	—	2,005,973

	27,556,891	100.00	—	27,556,891

Securities at amortized cost
Government and government funded institutions	1,927,884	15.11	—	1,927,884
Finance and Insurance	10,797,031	84.65	(1,249)	10,795,782
Others	30,064	0.24	(6)	30,058

	12,754,979	100.00	(1,255)	12,753,724

	60,584,822		(1,260)	60,583,562

[1]	Collective investment securities are classified as finance and insurance.

44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[2]	Expected credit loss of securities at fair value through other comprehensive income as at December 31, 2019 and 2018, are ~~W~~ 1,917 million and ~~W~~ 1,299 million, respectively.

Details of the Bank’s credit risk of due from financial institutions, securities, excluding equity securities and derivative financial instruments by country as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Korea	8,627,819	82.92	—	8,627,819
United States	1,212,057	11.65	—	1,212,057
Others	564,966	5.43	(1,558)	563,408

	10,404,842	100.00	(1,558)	10,403,284

Securities at fair value through profit or loss
Korea	8,770,046	92.40	—	8,770,046
United States	394,341	4.16	—	394,341
Others	326,104	3.44	—	326,104

	9,490,491	100.00	—	9,490,491

Derivatives
Korea	948,019	40.87	—	948,019
United States	461,145	19.88	—	461,145
France	299,491	12.91	—	299,491
Others	611,032	26.34	—	611,032

	2,319,687	100.00	—	2,319,687

Securities at fair value through other comprehensive income[1]
Korea	33,895,665	94.59	—	33,895,665
United States	423,145	1.18	—	423,145
Others	1,515,788	4.23	—	1,515,788

	35,834,598	100.00	—	35,834,598

Securities at amortized cost
Korea	12,841,001	92.59	(833)	12,840,168
United States	165,745	1.20	(34)	165,711
United Kingdom	765,438	5.52	(237)	765,201
Others	95,444	0.69	(30)	95,414

	13,867,628	100.00	(1,134)	13,866,494

	71,917,246		(2,692)	71,914,554

45

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	Amount	%	Allowances	Carrying amount
Due from financial institutions at amortized cost
Korea	9,172,142	88.51	—	9,172,142
United States	564,594	5.45	(5)	564,589
Others	625,628	6.04	—	625,628

	10,362,364	100.00	(5)	10,362,359

Securities at fair value through profit or loss
Korea	7,648,895	92.16	—	7,648,895
United States	105,541	1.27	—	105,541
Others	544,857	6.57	—	544,857

	8,299,293	100.00	—	8,299,293

Derivatives
Korea	756,248	46.92	—	756,248
United States	285,460	17.72	—	285,460
France	222,905	13.83	—	222,905
Others	346,682	21.53	—	346,682

	1,611,295	100.00	—	1,611,295

Securities at fair value through other comprehensive income[1]
Korea	26,139,297	94.86	—	26,139,297
United States	711,946	2.58	—	711,946
Others	705,648	2.56	—	705,648

	27,556,891	100.00	—	27,556,891

Securities at amortized cost
Korea	11,805,442	92.56	(945)	11,804,497
United States	155,417	1.22	(32)	155,385
United Kingdom	705,790	5.53	(247)	705,543
Others	88,330	0.69	(31)	88,299

	12,754,979	100.00	(1,255)	12,753,724

	60,584,822		(1,260)	60,583,562

[1]	Expected credit loss of securities at fair value through other comprehensive income as at December 31, 2019 and 2018, are ~~W~~ 1,917 million and ~~W~~ 1,299 million, respectively.

Due from financial institutions, financial assets at fair value through profit or loss that linked to gold price and derivatives are mostly relevant to finance and insurance industry with high credit ratings.

46

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2 Liquidity Risk Management and Indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Bank.

The Bank has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, LCR, NSFR, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3 Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

47

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	4,540,832	10,758	33,939	13,367	—	—	4,598,896
Financial assets at fair value through profit or loss [2]	9,596,717	251	17,846	134,012	—	87,445	9,836,271
Derivatives held for trading [2]	2,189,768	—	—	—	—	—	2,189,768
Derivatives held for hedging [3]	—	3,392	14,651	24,016	39,693	66,176	147,928
Loans at amortized cost	—	22,203,967	27,975,042	115,754,264	77,138,799	89,367,778	332,439,850
Financial investments	1,893,149	1,246,869	3,028,220	10,672,136	34,687,166	2,859,161	54,386,701
Financial assets at fair value through other comprehensive income [4]	1,893,149	304,139	1,105,600	5,462,997	30,261,169	456,249	39,483,303
Securities at amortized cost	—	942,730	1,922,620	5,209,139	4,425,997	2,402,912	14,903,398
Other financial assets	—	3,676,268	—	995,736	—	—	4,672,004

	18,220,466	27,141,505	31,069,698	127,593,531	111,865,658	92,380,560	408,271,418

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	80,235	—	—	—	—	—	80,235
Derivatives held for trading [2]	2,120,551	—	—	—	—	—	2,120,551
Derivatives held for hedging [3]	—	5,973	696	(4,529)	11,575	129	13,844
Deposits [5]	137,324,138	16,309,989	26,965,970	108,935,764	9,307,839	1,097,750	299,941,450
Debts	627	4,960,681	2,547,372	6,529,849	4,186,714	753,997	18,979,240
Debentures	22,285	641,896	645,867	5,668,559	9,593,393	1,633,467	18,205,467
Lease liabilities	520	13,773	27,182	99,067	191,406	13,885	345,833
Other financial liabilities	—	12,163,017	473	77,688	—	—	12,241,178

	139,548,356	34,095,329	30,187,560	121,306,398	23,290,927	3,499,228	351,927,798

Off-balance sheet items
Commitments [6]	87,695,459	—	—	—	—	—	87,695,459
Acceptances and guarantees contracts	8,250,284	—	—	—	—	—	8,250,284
Financial guarantee contracts [7]	5,077,410	—	—	—	—	—	5,077,410

	101,023,153	—	—	—	—	—	101,023,153

[1]	The amounts of ~~W~~ 8,497,179 million which are restricted amount due from the financial institutions as at December 31, 2019 are excluded.
[2]

Financial liabilities at fair value through profit or loss and derivatives held for trading and financial assets at fair value through profit or loss (excluding loans) are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.

48

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[4]

Equity securities designated as financial assets at fair value through other comprehensive income included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments which are restricted for sale, these will be classified to its respective maturity when the restriction on disposal is released.

[5]	Deposits that are contractually repayable on demand or on short notice are included under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

	2018
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions [1]	4,408,582	—	—	—	—	—	4,408,582
Financial assets at fair value through profit or loss [2]	8,399,768	230	7,182	184,881	5,542	90,736	8,688,339
Derivatives held for trading [2]	1,535,339	—	—	—	—	—	1,535,339
Derivatives held for hedging [3]	—	(1,332)	620	16,251	20,025	40,830	76,394
Loans at amortized cost	—	18,547,767	27,835,144	106,859,411	70,884,404	95,290,607	319,417,333
Financial investments	1,898,915	2,170,613	3,630,644	13,611,640	20,571,067	2,454,592	44,337,471
Financial assets at fair value through other comprehensive income [4]	1,898,915	1,412,984	2,262,619	9,748,141	14,891,941	191,966	30,406,566
Securities at amortized cost	—	757,629	1,368,025	3,863,499	5,679,126	2,262,626	13,930,905
Other financial assets	—	2,441,445	—	1,019,223	—	—	3,460,668

	16,242,604	23,158,723	31,473,590	121,691,406	91,481,038	97,876,765	381,924,126

Financial liabilities
Financial liabilities at fair value through profit or loss [2]	87,168	—	—	—	—	—	87,168
Derivatives held for trading [2]	1,550,244	—	—	—	—	—	1,550,244
Derivatives held for hedging [3]	—	4,091	(4,249)	(14,415)	15,660	31	1,118
Deposits [5]	122,933,103	15,956,422	27,749,492	94,043,792	9,911,549	1,279,935	271,874,293
Debts	602	2,799,623	3,255,685	6,790,902	4,216,642	669,151	17,732,605
Debentures	30,160	331,604	1,385,279	8,319,923	12,113,285	673,863	22,854,114
Other financial liabilities	—	10,456,755	2,203	76,647	2,406	—	10,538,011

	124,601,277	29,548,495	32,388,410	109,216,849	26,259,542	2,622,980	324,637,553

Off-balance sheet items
Commitments [6]	81,137,779	—	—	—	—	—	81,137,779
Acceptances and guarantees contracts	7,250,059	—	—	—	—	—	7,250,059
Financial guarantee contracts [7]	4,636,540	—	—	—	—	—	4,636,540

	93,024,378	—	—	—	—	—	93,024,378

[1]	The amounts of ~~W~~ 9,005,372 million which are restricted amount due from the financial institutions as at December 31, 2018 are excluded.

49

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[2]

Financial liabilities at fair value through profit or loss and derivatives held for trading and financial assets at fair value through profit or loss (excluding loans) are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are included in the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity securities designated as financial assets at fair value through other comprehensive income included in the ‘On demand’ category as most are available for sale at any time. However, in the case of equity investments which are restricted for sale, these will be classified to its respective maturity when the restriction on disposal is released.

[5]	Deposits that are contractually repayable on demand or on short notice are included under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The remaining contractual cash flows of derivatives held for cash flow hedging as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	38	357	1,015	564	—	1,974
Cash flow to be paid of net settlement derivatives	191	1,340	2,001	342	—	3,874

(In millions of Korean won)	2018
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	251	2,548	4,871	11,642	—	19,312
Cash flow to be paid of net settlement derivatives	197	129	493	79	—	898

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Bank is exposed to interest rate risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk Management

The Bank sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Management Committee (ALCO) determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies, and enacts and amends relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The ALM Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the ALM Department. Also, the Risk Management Department independently reports related information to management.

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Bank uses the Value-at-Risk methodology to measure the market risk of trading positions.

The Bank now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

51

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Bank uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Bank compares both the actual and hypothetical profit or loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Bank uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

The units that analyze total VaR can be categorized as follows: ① by product: interest rate products (debt securities in Korean won and foreign currencies, etc.), foreign currency products (spots, futures, and CRS, etc.), equity securities (equities, ELS, etc.), ② by risk factors: interest rates (government bond interest rate in Korean won and foreign currencies, corporate bond interest rate, etc.), exchange rates (USD/KRW, USD/JPY, etc.), and stock market indexes (KOSPI, S&P 500, etc.); the Bank previously assesses VaR by product considering timeliness and efficiency.

However, as the amount of investment property in foreign currencies increases, products evaluated as multiple risk factors (i.e. for foreign currency bonds, ① by product: interest rate product ② by risk factor: interest rate and foreign exchange rate) had a tendency that dispersion effect is excessive due to not reflecting the actual hedge position by products in detail; to prevent which, the Bank has decided to use VaR by risk factor from 2018.

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Average	Minimum	Maximum	Ending
Interest rate risk	3,647	1,089	8,227	3,494
Stock price risk	189	48	259	202
Foreign exchange rate risk	21,746	9,634	28,170	20,346
Deduction of diversification effect				(5,769)

Total VaR	20,747	11,498	26,492	18,273

52

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Average	Minimum	Maximum	Ending
Interest rate risk	6,004	3,189	9,287	5,775
Stock price risk	188	34	484	63
Foreign exchange rate risk	11,558	5,198	23,761	22,392
Deduction of diversification effect				(5,738)

Total VaR	13,336	3,860	25,013	22,492

The required equity capital using the standard method related to the positions which are not measured by VaR as at December 31, 2019 and 2018, is as follows:

(In millions of Korean won)	2019	2018
Interest rate risk	—	3,032
Stock price risk	2	—

	2	3,032

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk arises primarily from stock spot positions held by payment guarantee trust and stock-related derivatives of the Capital Markets Department. These stock price risks are managed through VaR, sensitivity limits and others.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US Dollars and Chinese Yuan. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading Position (Interest Rate Risk of Banking Book)

i. Definition of interest rate risk of banking book

Interest rate risk of banking book(IRRBB) is interest rate risk arises from a change in equity and earnings caused by fluctuation in value of interest rate sensitive assets and liabilities, and these risks are measured with change in Economic Value of Equity (ΔEVE) or interest rate VaR and change in Net Interest Income (ΔNII).

53

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

ii. Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for interest rate risk management, and the management department regularly reports on interest rate risk levels of Δ EVE, Δ NII and changes of market conditions etc., as compared to the set limit and changes of market conditions etc. To measure the sensitivity of banks’ Economic Value of Measures and Earnings-Based Measures affected by interest rate changes, the interest rate and duration gaps of assets and liabilities are calculated every month. In addition, the management department conducts interest rate risk crisis analysis at least once a quarter, assuming abnormal interest rate fluctuations, and reports the results to the Risk Management Council. Independent internal and external audit departments regularly check the process of identifying, measuring and monitoring interest rate risk. The evaluation of adequacy of interest rate risk model is regularly conducted at least once a year by a department that is independent of the function they are assigned to review.

iii. Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The Bank separately calculates ΔEVE for the internal management purpose using Historical-simulation based on the volatility of interest rates in the past finance crisis(FY08-FY09), the portfolio of assets/liabilities and 27 interest rate gaps, considering the management strategy.

iv. The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges the interest rate risk through the same back-to-back interest rate swap transaction. The Bank officially documents and manages the risk management strategy for hedge accounting application, risk management purpose, hedging relationship, and methods for assessing compliance with hedge effectiveness.

v. Main assumptions used for calculating ΔEVE, ΔNII

Interest rate risk is measured by considering the cash flows of all interest-sensitive assets, liabilities and off-balance sheet items in the Banking Book. ΔEVE assumes a run-off balance sheet with an outflow view in which existing bank account positions are derecognized and are not replaced by new business.

In addition, ΔEVE is calculated by the cash flows generated by applying contracted interest rates which include commercial margins and other interest rate components are used for ΔEVE. Risk-free interest rate that does not include commercial margins and other interest rate components is applied when discounting the estimated cash flows to present value.

ΔNII is computed assuming a constant balance sheet, where maturing or repricing cash flows are replaced by new cash flows with identical features with regard to the amount, replaced period and spread components. Interest rate risk for interest rate shock scenarios is calculated considering only loss in each currency. Non-maturity deposits are categorized as retail_transactional, retail_non- transactional and wholesale according to depositor characteristics and account characteristics. The core deposit rate and upper average maturity cap of each aforementioned category are considered to determine average interest rate repricing maturity of non-maturity deposits. The average interest rate repricing maturity for non-maturity deposits is 2.5 years for core deposits and 1 day for non-core deposits, with the longest interest rate repricing maturity of 5 years. The prepayment rate of fixed-rate loan and early redemption rate of term deposit are estimated based on prepayment amount of fixed-rate loan and early redemption amount of term deposits during a month, respectively.

54

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

vi. ΔEVE, ΔNII

The bank calculates ΔEVE by applying six rate shock and stress scenarios and ΔNII by applying parallel shock up and down scenarios. The results as at December 31, 2019 are as follows:

	2019
(In millions of Korean won)	Changes in the Economic Value of Equity Capital	Changes in net interest income
Scenario 1 (Parallel up)	426,667	116,958
Scenario 2 (Parallel down)	33,310	4,222
Scenario 3(Steepener)	222,659	—
Scenario 4 (Flattener)	416,300	—
Scenario 5 (Short rate up)	382,042	—
Scenario 6 (Short rate down)	498,690	—
Maximum of Scenarios 1-6	498,690	116,958
Basic capital	27,860,004	—

(*)	As of the end of December 2019, interest rate risk was calculated by different method from the previous disclosure due to the revision of the Detailed Supervisory Regulations on Banking Business.

The risk is measured using interest rate VaR, which is the maximum possible amount of loss that can occur at 99.90% confidence on interest rate risk and the results as at December 31, 2018 are as follows:

(In millions of Korean won)	2018
Interest Rate VaR	185,612

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

4.4.5 Financial Assets and Liabilities in Foreign Currencies

Financial assets and liabilities in foreign currencies as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,722,576	244,277	144,399	33,228	161,766	487,361	2,793,607
Financial assets at fair value through profit or loss	1,555,545	—	159,888	1,116	—	18,103	1,734,652
Derivatives held for trading	98,077	—	—	—	—	—	98,077
Derivatives held for hedging	80,202	—	—	—	—	—	80,202
Loans at amortized cost	14,896,881	463,897	593,074	137,585	50,989	558,678	16,701,104
Financial assets at fair value through other comprehensive income	3,953,870	21,267	5,192	—	—	37,977	4,018,306
Financial assets at amortized cost	1,026,325	—	—	—	—	—	1,026,325
Other financial assets	1,199,067	230,223	289,134	5,178	146,722	87,105	1,957,429

	24,532,543	959,664	1,191,687	177,107	359,447	1,189,224	28,409,702

Financial liabilities
Derivatives held for trading	209,639	6	53	—	—	—	209,698
Derivatives held for hedging	35,538	—	—	—	—	—	35,538
Deposits	11,851,098	719,081	761,074	45,485	203,219	523,079	14,103,036
Debts	8,707,309	125,096	340,530	118,848	6,586	62,050	9,360,419
Debentures	4,083,040	—	—	—	—	101,967	4,185,007
Other financial liabilities	2,108,945	59,761	97,325	21,475	151,144	163,054	2,601,704

	26,995,569	903,944	1,198,982	185,808	360,949	850,150	30,495,402

Off-balance sheet items	16,773,630	32,694	191,210	—	153,451	37,195	17,188,180

56

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,055,982	305,814	187,715	24,464	212,207	358,040	2,144,222
Financial assets at fair value through profit or loss	1,255,498	—	69,728	—	—	17,773	1,342,999
Derivatives held for trading	91,406	—	—	—	—	—	91,406
Derivatives held for hedging	31,082	—	—	—	—	—	31,082
Loans at amortized cost	12,705,015	333,848	571,077	5,993	8,659	378,946	14,003,538
Financial assets at fair value through other comprehensive income	2,999,553	36,538	5,134	—	—	3,699	3,044,924
Financial assets at amortized cost	949,227	—	—	—	—	—	949,227
Other financial assets	938,944	297,430	17,184	21,447	236,979	21,337	1,533,321

	20,026,707	973,630	850,838	51,904	457,845	779,795	23,140,719

Financial liabilities
Derivatives held for trading	100,635	14	42	—	—	—	100,691
Derivatives held for hedging	88,367	—	—	—	—	—	88,367
Deposits	8,820,671	612,001	491,628	48,264	200,664	449,726	10,622,954
Debts	9,113,898	90,778	184,173	—	5,107	22,901	9,416,857
Debentures	3,960,312	—	31,979	—	—	42,240	4,034,531
Other financial liabilities	897,366	103,395	130,282	3,407	253,069	39,033	1,426,552

	22,981,249	806,188	838,104	51,671	458,840	553,900	25,689,952

Off-balance sheet items	13,608,120	31,148	1,262	—	184,545	7,552	13,832,627

4.5 Operational Risk

4.5.1 Concept

The Bank defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the Bank. In addition, the Bank established Business Continuity Planning (BCP) to ensure critical business functions can be

57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013.

The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as at December 31, 2019. Capital Conservation Buffer of 2.5% and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Bank is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 8.0% (December 31, 2018: 7.125%), a Tier 1 Ratio of 9.5% (December 31, 2018: 8.625%), and a Total Regulatory Capital Ratio of 11.5% (December 31, 2018: 10.625%)).

The Bank’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•

Common Equity Tier 1 Capital: Common Equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Bank, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Bank that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•

Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Bank. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation. The Bank and its subsidiaries complied with external capital adequacy requirements as at December 31, 2019 and 2018.

In addition to the capital ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The internal capital is calculated by adding the stress testing results and other required items to the total internal capitals which are calculated for each risk.

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates internal capital by risk type and business group. Each business group efficiently operates its capital within range of granted internal capital. The Risk Management Department of the Bank monitors a

58

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

management of the limit on internal capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits.

Details of the Bank’s capital adequacy calculation in line with Basel III requirements as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Equity Capital	29,809,730	27,694,178
Tier I Capital	27,609,684	25,567,995
Common Equity Tier 1 Capital	27,035,161	25,567,995
Additional Tier 1 Capital	574,523	—
Tier II Capital	2,200,046	2,126,183
Risk-weighted assets:	188,075,177	178,433,263
Credit risk[1]	172,985,173	163,693,288
Market risk[2]	5,150,641	4,747,989
Operational risk[3]	9,939,363	9,991,986
Equity Capital (%):	15.85	15.52
Tier I Capital (%)	14.68	14.33
Common Equity Tier 1 Capital (%)	14.37	14.33

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other: The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

59

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Financial information by business segment for the years ended December 31, 2019, is as follows:

	2019
(In millions of Korean won)	Corporate Banking	Retail Banking	Others	Total
Operating revenues from external customers	2,531,458	2,979,503	1,773,241	7,284,202
Net interest income	2,783,464	3,148,061	358,519	6,290,044
Interest income	4,484,502	4,872,937	1,176,303	10,533,742
Interest expense	(1,701,038)	(1,724,876)	(817,784)	(4,243,698)
Net fee and commission income	356,060	471,869	339,663	1,167,592
Fee and commission income	453,863	577,845	473,635	1,505,343
Fee and commission expense	(97,803)	(105,976)	(133,972)	(337,751)
Net gains on financial assets/ liabilities at fair value through profit or loss	207	—	420,933	421,140
Net other operating income (expense)	(608,273)	(640,427)	654,126	(594,574)
General and administrative expenses	(1,208,541)	(1,982,375)	(661,058)	(3,851,974)
Operating profit before provision for credit losses	1,322,917	997,128	1,112,183	3,432,228
Reversal (provision) for credit losses	125,785	(235,995)	7,240	(102,970)
Operating profit	1,448,702	761,133	1,119,423	3,329,258
Net other non-operating income (expense)	128	—	(34,764)	(34,636)
Segment profit before income tax expense	1,448,830	761,133	1,084,659	3,294,622
Income tax profit (expense)	(398,428)	(209,311)	(265,190)	(872,929)
Profit for the year	1,050,402	551,822	819,469	2,421,693
Total assets[1]	134,486,979	147,468,173	97,530,691	379,485,843
Total liabilities[1]	137,626,763	161,834,984	51,162,850	350,624,597

[1]	Amounts before intra-group transaction adjustment.

60

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Financial information by business segment for the year ended December 31, 2018, is as follows:

	2018
(In millions of Korean won)	Corporate Banking	Retail Banking	Others	Total
Operating revenues from external customers	2,362,581	2,989,240	1,498,783	6,850,604
Net interest income	2,689,712	2,960,598	337,777	5,988,087
Interest income	4,121,160	4,547,615	1,068,381	9,737,156
Interest expense	(1,431,448)	(1,587,017)	(730,604)	(3,749,069)
Net fee and commission income	292,799	490,447	376,454	1,159,700
Fee and commission income	374,598	583,213	486,028	1,443,839
Fee and commission expense	(81,799)	(92,766)	(109,574)	(284,139)
Net gains on financial assets/ liabilities at fair value through profit or loss	—	—	357,580	357,580
Net other operating income(expense)	(619,930)	(461,805)	426,972	(654,763)
General and administrative expenses	(1,060,674)	(1,970,409)	(702,625)	(3,733,708)
Operating profit before provision for credit losses	1,301,907	1,018,831	796,158	3,116,896
Reversal (provision) for credit losses	79,451	(179,229)	(24)	(99,802)
Operating profit	1,381,358	839,602	796,134	3,017,094
Net other non-operating income (expense)	(78)	—	41,445	41,367
Segment profit before income tax expense	1,381,280	839,602	837,579	3,058,461
Income tax income (expense)	(379,851)	(230,891)	(208,402)	(819,144)
Profit for the year	1,001,429	608,711	629,177	2,239,317
Total assets[1]	127,071,039	140,814,393	82,092,259	349,977,691
Total liabilities[1]	120,196,957	152,173,062	51,036,953	323,406,972

[1]	Amounts before intra-group transaction adjustment.

61

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

5.2 Services and Geographical Segments

5.2.1 Services Information

Operating revenues from external customers by services for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Corporate banking service	2,531,458	2,362,581
Retail banking service	2,979,503	2,989,240
Other service	1,773,241	1,498,783

	7,284,202	6,850,604

5.2.2 Geographical Information

Geographical operating revenues from external customers for the years ended December 31, 2019 and 2018, and major non-current assets as at December 31, 2019 and 2018, are as follows:

	2019		2018
(In millions of Korean won)	Revenues from external customers	Major non-current assets	Revenues from external customers	Major non-current assets
Domestic	7,211,160	4,051,234	6,800,844	3,391,111
China	22,391	1,377	16,544	521
United States	13,971	9,452	11,727	144
New Zealand	6,946	3,516	6,213	72
Japan	6,692	3,480	4,166	1,210
United Kingdom	9,424	1,893	3,455	537
Vietnam	10,449	1,938	7,655	239
India	3,169	1,533	—	—

	7,284,202	4,074,423	6,850,604	3,393,834

62

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	13,093,005	13,092,922
Financial assets at fair value through profit or loss	9,785,350	9,785,350
Debt securities	9,490,491	9,490,491
Equity securities	26,921	26,921
Loans	188,133	188,133
Others	79,805	79,805
Derivatives held for trading	2,189,768	2,189,768
Derivatives held for hedging	129,919	129,919
Loans at amortized cost	291,425,606	291,686,008
Financial assets at fair value through other comprehensive income	38,172,534	38,172,534
Debt securities	35,834,598	35,834,598
Equity securities	1,993,644	1,993,644
Loans	344,292	344,292
Securities at amortized cost	13,866,494	13,958,441
Others	5,466,052	5,466,052

	374,128,728	374,480,994

Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	80,235
Derivatives held for trading	2,120,551	2,120,551
Derivatives held for hedging	36,212	36,212
Deposits	295,690,896	296,187,156
Debts	18,706,328	18,705,850
Debentures	17,142,392	17,361,816
Other financial liabilities	14,990,170	14,990,170

	348,766,784	349,481,990

63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	13,413,780	13,413,780
Financial assets at fair value through profit or loss	8,612,864	8,612,864
Debt securities	8,299,293	8,299,293
Equity securities	22,167	22,167
Loans	212,596	212,596
Others	78,808	78,808
Derivatives held for trading	1,535,339	1,535,339
Derivatives held for hedging	75,956	75,956
Loans at amortized cost	274,985,803	275,009,503
Financial assets at fair value through other comprehensive income	29,805,354	29,805,355
Debt securities	27,556,893	27,556,893
Equity securities	1,898,914	1,898,915
Loans	349,547	349,547
Securities at amortized cost	12,753,724	12,785,117
Others	4,197,709	4,197,709

	345,380,529	345,435,623

Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	87,168
Derivatives held for trading	1,550,244	1,550,244
Derivatives held for hedging	88,551	88,551
Deposits	267,525,970	268,178,880
Debts	17,411,985	17,436,422
Debentures	21,799,085	22,080,803
Other financial liabilities	12,887,455	12,887,445

	321,350,458	322,309,513

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities/ Gold deposits and deposits due to customers	The fair value of financial instruments, gold deposits and deposits due to customers that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Monte Carlo Simulation, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, and Net Asset Value Method.

64

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Loans	The fair value of loans is determined through DCF Model and the use of independent third-party pricing services. Fair value measured by DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate. Fair value of the other loans that is not determined through DCF model is determined by independent third-party pricing services using Tree Model.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation and the Tree model or independent third-party valuation service. For OTC derivatives, the credit risk of counterparty and the Bank’s own credit risk are applied through CVA(Credit Valuation Adjustment).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs and use of DCF Model to calculate fair value.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions, and their maturities are relatively short or not defined.

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

65

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The Bank classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as at December 31, 2019 and 2018, are as follows:

	2019
	Fair value hierarchy
((In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Debt securities	2,552,499	5,224,401	1,713,591	9,490,491
Equity securities	1,159	—	25,762	26,921
Loans	—	—	188,133	188,133
Others	79,805	—	—	79,805

	2,633,463	5,224,401	1,927,486	9,785,350

Derivatives held for trading	—	2,189,698	70	2,189,768
Derivatives held for hedging	—	129,919	—	129,919
Financial assets at fair value through other comprehensive income
Debt securities	12,842,006	22,992,592	—	35,834,598
Equity securities	952,427	—	1,041,217	1,993,644
Loans	—	344,292	—	344,292

	13,794,433	23,336,884	1,041,217	38,172,534

	16,427,896	30,880,902	2,968,773	50,277,571

Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	—	—	80,235
Derivatives held for trading	—	2,120,551	—	2,120,551
Derivatives held for hedging	—	36,212	—	36,212

	80,235	2,156,763	—	2,236,998

66

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss
Debt securities	1,504,344	5,405,005	1,389,944	8,299,293
Equity securities	145	—	22,022	22,167
Loans	—	—	212,596	212,596
Others	78,808	—	—	78,808

	1,583,297	5,405,005	1,624,562	8,612,864

Derivatives held for trading	—	1,535,261	78	1,535,339
Derivatives held for hedging	—	75,956	—	75,956
Financial assets at fair value through other comprehensive income
Debt securities	8,998,246	18,558,647	—	27,556,893
Equity securities	971,367	—	927,548	1,898,915
Loans	—	349,547	—	349,547

	9,969,613	18,908,194	927,548	29,805,355

	11,552,910	25,924,416	2,552,188	40,029,514

Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	—	—	87,168
Derivatives held for trading	—	1,550,178	66	1,550,244
Derivatives held for hedging	—	88,551	—	88,551

	87,168	1,638,729	66	1,725,963

67

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities at fair value in the statements of financial position and classified as Level 2 as at December 31, 2019 and 2018, are as follows:

	Fair value	Valuation techniques	Inputs
(In millions of Korean won)	2019
Financial assets
Financial assets at fair value through profit or loss
Debt securities	5,224,401	DCF Model, Net Asset Value, Monte Carlo Simulation	Discount rate, Interest rate, prices of underlying assets(debt securities, stocks, etc.)

	5,224,401

Derivatives held for trading	2,189,698	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and stock price and others
Derivatives held for hedging	129,919	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income
Debt securities	22,992,592	DCF Model	Discount rate
Loans	344,292	DCF Model	Discount rate

	23,336,884

	30,880,902

Financial liabilities
Derivatives held for trading	2,120,551	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	36,212	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	2,156,763

68

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	Fair value	Valuation techniques	Inputs
	2018
Financial assets
Financial assets at fair value through profit or loss
Debt securities	5,405,005	DCF Model, Net Asset Value	Discount rate, prices of underlying assets(debt securities, stocks, etc.)

	5,405,005

Derivatives held for trading	1,535,261	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	75,956	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others
Financial assets at fair value through other comprehensive income
Debt securities	18,558,647	DCF Model	Discount rate
Loans	349,547	DCF Model	Discount rate
	18,908,194

	25,924,416

Financial liabilities
Derivatives held for trading	1,550,178	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	88,551	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	1,638,729

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as at December 31, 2019 and 2018, are as follows:

	2019
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,689,721	10,150,932	252,269	13,092,922
Loans at amortized cost	—	—	291,686,008	291,686,008
Securities at amortized cost	4,372,712	9,585,729	—	13,958,441
Other financial assets [2]	—	—	5,466,052	5,466,052

	7,062,433	19,736,661	297,404,329	324,203,423

Financial liabilities
Deposits [1]	—	133,685,536	162,501,620	296,187,156
Debts [1]	—	4,685	18,701,165	18,705,850
Debentures	—	17,361,816	—	17,361,816
Other financial liabilities [2]	—	—	14,990,170	14,990,170

	—	151,052,037	196,192,955	347,244,992

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.

69

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[2]

The carrying amounts of other financial assets and other financial liabilities that are classified as Level 3 are reasonable approximation of the fair values and presented in the financial statements as at December 31, 2019.

	2018
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	3,051,421	10,210,779	151,581	13,413,781
Loans at amortized cost	—	—	275,009,503	275,009,503
Securities at amortized cost	4,126,591	8,658,526	—	12,785,117
Other financial assets [2]	—	—	4,197,709	4,197,709

	7,178,012	18,869,305	279,358,793	305,406,110

Financial liabilities
Deposits [1]	—	119,650,955	148,527,925	268,178,880
Debts [1]	—	38,403	17,398,019	17,436,422
Debentures	—	22,080,803	—	22,080,803
Other financial liabilities [3]	—	—	12,887,445	12,887,445

	—	141,770,161	178,813,389	320,583,550

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as at December 31, 2018.
[3]	~~W~~ 12,879,390 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as at December 31, 2018.

70

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Fair value	Valuation technique	Inputs
Financial assets
Securities at amortized cost	9,585,729	DCF Model, Monte Carlo Simulation	Discount rate, Interest rate
Financial liabilities
Debentures	17,361,816	DCF Model	Discount rate

	2018
(In millions of Korean won)	Fair value	Valuation technique	Inputs
Financial assets
Securities at amortized cost	8,658,526	DCF Model	Discount rate
Financial liabilities
Debentures	22,080,803	DCF Model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	252,269	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans at amortized cost	291,686,008	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	291,938,277

Financial liabilities
Deposits	162,501,620	DCF Model	Other spread, prepayment rate, Interest rate	Other spread, prepayment rate
Debts	18,701,165	DCF Model	Other spread, Interest rate	Other spread

	181,202,785

71

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	151,581	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans at amortized cost	275,009,503	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	275,161,084

Financial liabilities
Deposits	148,527,925	DCF Model	Other spread, prepayment rate, Interest rate	Other spread, prepayment rate
Debts	17,398,019	DCF Model	Other spread, interest rates	Other spread
Other financial liabilities	8,055	DCF Model	Other spread, interest rate	Other spread

	165,933,999

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process of Level 3 Fair Value

The Bank uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Bank’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in Market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2019 and 2018, are as follows:

	2019
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities at fair value through profit or loss	Loans at fair value through profit or loss	Equity securities at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning balance	1,411,966	212,596	927,549	12	—
Total gains or losses
- Profit or loss	30,687	10,412	—	2,998	—
- Other comprehensive income	—	—	36,713	—	—
Purchases	441,413	154,005	78,626	—	—
Sales	(144,713)	(188,880)	(1,671)	—	—
Settlements	—	—	—	(2,940)	—

Ending balance	1,739,353	188,133	1,041,217	70	—

72

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
	Financial assets at fair value through profit or loss		Financial investments	Net derivatives financial instruments
(In millions of Korean won)	Securities at fair value through profit or loss	Loans at fair value through profit or loss	Equity securities at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning balance[1]	1,170,782	132,722	750,009	121	704
Total gains or losses
- Profit or loss	37,092	4,347	—	4,124	(115)
- Other comprehensive income	—	—	124,632	—	—
Purchases	376,276	184,656	53,388	—	—
Sales	(172,118)	(109,129)	(480)	—	—
Settlements	—	—	—	(1,221)	(589)
Transfers into Level 3[2]	—	—	—	(3,012)	—
Transferred from Level 3[2]	(66)	—	—	—	—

Ending balance	1,411,966	212,596	927,549	12	—

[1]	Restated based on Korean IFRS 1109.
[2]	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	40,840	3,235	22
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	32,511	3,178	—

	2018
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains or losses included in profit or loss for the period	45,016	(185)	617
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	39,099	(70)	43

73

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
Debt securities	1,713,591	Net Asset Value, DCF Model	Volatilities of real estate disposal price, discount rate, liquidation value	Volatilities of real estate, disposal price	0.00	Higher the sale price, higher the fair value
				Discount rate	7.47	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
Equity securities	25,762	DCF Model, Comparable Company Analysis	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	5.89 ~ 16.15	Lower the discount rate, higher the fair value
Loans	188,133	Tree Model, DCF Model	Stock price, volatility of the stock price, discount rate	Volatility of the stock price	12.91 ~ 48.28	Higher the volatility, higher the fair value fluctuation
				Discount rate	10.81	Lower the discount rate, higher the fair value
Derivatives held for trading
Stock and index	70	Tree Model	Stock price, interest rate, volatility of the stock price, dividend rate	Volatility of the stock price	21.85	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income
Equity securities	1,041,217	DCF Model, Comparable Company Analysis, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	3.04 ~ 16.37	Lower the discount rate, higher the fair value
				Volatility of the stock price	20.97 ~ 22.19	Higher the volatility, higher the fair value fluctuation

	2,968,773

Financial liabilities
Derivatives held for trading
Others	—	Monte Carlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	16.28	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.52	Higher the volatility, higher the fair value fluctuation

	—

74

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss
				Volatilities of real estate disposal price	0.00	Higher the sale price, higher the fair value
				Discount rate	1.95 ~ 4.82	Lower the discount rate, higher the fair value
Debt securities	1,389,944	Net Asset Value, DCF Model	Volatilities of real estate disposal price, discount rate, liquidation value	Liquidation value	0.00	Higher the liquidation value, higher the fair value
		DCF Model, Comparable Company		Growth rate	0.00	Higher the growth rate, higher the fair value
Equity securities	22,022	Analysis	Growth rate, discount rate	Discount rate	7.58 ~ 14.14	Lower the discount rate, higher the fair value
Loans	212,596	Tree Model	Stock price, volatility of the stock price	Volatility of the stock price	17.66 ~ 49.28	Higher the volatility, higher the fair value fluctuation
Derivatives held for trading
Stock and index	78	Tree Model	Stock price and volatility of the stock price, dividend rate	Volatility of the stock price	25.29	Higher the volatility, higher the fair value fluctuation
Currency	—	DCF Model	Interest rate, foreign exchange rate, loss given default	Loss given default	100.00	Higher the loss given default, lower the fair value
Financial assets at fair value through other comprehensive income
Equity securities	927,549	DCF Model, Comparable Company Analysis	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	3.87 ~ 17.40	Lower the discount rate, higher the fair value

	2,552,188

Financial liabilities
Derivatives held for trading
Others	66	Monte Carlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	20.85	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.69	Higher the volatility, higher the fair value fluctuation

	66

75

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, the changes in fair values of debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives are recognized in profit or loss and the changes in fair value of equity securities are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analysis by type of instrument as a result of varying input parameters are as follows:

	2019
	Recognition in profit or loss		Other comprehensive income
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities[3,5]	3,204	(3,192)	—	—
Equity securities[2,5]	6,353	(1,611)	—	—
Loans[4]	6,362	(4,344)	—	—
Derivatives held for trading[1]	1	(1)	—	—
Financial assets at fair value through other comprehensive income
Equity securities[2,5,6]	—	—	188,090	(94,201)

	15,920	(9,148)	188,090	(94,201)

Financial liabilities
Derivatives held for trading[1]	—	—	—	—

	—	—	—	—

76

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
	Recognition in profit or loss		Other comprehensive income
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss
Debt securities[3,5]	2,714	(2,688)	—	—
Equity securities[2,5]	1,225	(742)	—	—
Loans[4]	129	(46)	—	—
Derivatives held for trading[1]	20	(1)	—	—
Financial assets at fair value through other comprehensive income
Equity securities[2,5,6]	—	—	140,516	(70,691)

	4,088	(3,477)	140,516	(70,691)

Financial liabilities
Derivatives held for trading[1]	42	(77)	—	—

	42	(77)	—	—

[1]

For Derivatives financial instruments, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, price and volatility of underlying asset by ± 10%. For certain derivatives in previous year, the changes in fair value were calculated by shifting the loss given default ratio by ± 1%.

[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1~1%) and growth rate (0~0.5%).
[3]

For beneficiary certificates, it is difficult to measure the sensitivity amounts per changes in input factor for practical reasons; only for those consisted with real estate, the sensitivity amounts are calculated by increasing and decreasing volatilities of real estate disposal price (-1~1%).For equity investments, the sensitivity amounts are calculated by increasing and decreasing the correlations between the liquidation value (-1~1%) and the discount rates (-1~1%). There were no significant correlation among major unobservable inputs.

[4]	For loans, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices, volatilities of stock prices (± 10%) and discount rate (± 1%).
[5]

The amounts of ~~W~~1,563,538 million and ~~W~~1,417,179 million of financial assets classified as level 3 as at December 31, 2019 and 2018, respectively, are excluded because it is impracticable to calculate the sensitivity amounts.

[6]	For some Equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as stock prices and volatilities of stock prices by ± 10%.

6.2.4 Day One Gain or Loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as at December 31, 2019, are as follows:

	2019
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments mandatorily measured at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	13,093,005	—	13,093,005
Financial assets at fair value through profit or loss	9,785,350	—	—	—	—	9,785,350
Derivatives	2,189,768	—	—	—	129,919	2,319,687
Loans at amortized cost	—	—	—	291,425,606	—	291,425,606
Financial investments	—	36,178,890	1,993,644	13,866,494	—	52,039,028
Other financial assets	—	—	—	5,466,052	—	5,466,052

	11,975,118	36,178,890	1,993,644	323,851,157	129,919	374,128,728

	2019
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	80,235	—	—	80,235
Derivatives	2,120,551	—	36,212	2,156,763
Deposits	—	295,690,896	—	295,690,896
Debts	—	18,706,328	—	18,706,328
Debentures	—	17,142,392	—	17,142,392
Other financial liabilities	—	14,990,170	—	14,990,170

	2,200,786	346,529,786	36,212	348,766,784

The carrying amounts of financial assets and liabilities by category as at December 31, 2018, are as follows:

	2018
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments mandatorily measured at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	13,413,780	—	13,413,780
Financial assets at fair value through profit or loss	8,612,864	—	—	—	—	8,612,864
Derivatives	1,535,339	—	—	—	75,956	1,611,295
Loans at amortized cost	—	—	—	274,985,803	—	274,985,803
Financial investments	—	27,906,440	1,898,915	12,753,723	—	42,559,078
Other financial assets	—	—	—	4,197,709	—	4,197,709

	10,148,203	27,906,440	1,898,915	305,351,015	75,956	345,380,529

78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	87,168	—	—	87,168
Derivatives	1,550,244	—	88,551	1,638,795
Deposits	—	267,525,970	—	267,525,970
Debts	—	17,411,985	—	17,411,985
Debentures	—	21,799,085	—	21,799,085
Other financial liabilities	—	12,887,455	—	12,887,455

	1,637,412	319,624,495	88,551	321,350,458

6.4 Transfer of Financial Assets

6.4.1 Transferred Financial Assets that are derecognized in Their Entirety

The Bank transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,596	5,596
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,428	5,428
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	3,205	3,205
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,175	6,175

			20,404	20,404

79

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	6,205	6,205
FK 1411 ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	8,883	8,883
AP 3B ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	5,512	5,512
AP 4D ABS Ltd.	Subordinated debt	Financial assets at fair value through profit or loss	13,494	13,494

			34,094	34,094

[1]

The recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~ 13,731 million as at December 31, 2018.

6.4.2 Securities under Repurchase Agreements and Loaned Securities

The Bank continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Bank substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as at December 31, 2019 and 2018, are as follows:

	2019		2018
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	575,562	548,710	364,886	350,771
Loaned securities	788,790	—	674,431	—
Government and public bonds	788,790	—	674,431	—

	1,364,352	548,710	1,039,317	350,771

6.5 Offsetting Financial Assets and Financial Liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Bank’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central counterparty are included in the other financial instruments. As the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

80

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	2,189,698	—	2,189,698	(1,731,521)	(1,211)	586,885
Derivatives held for hedging	129,919	—	129,919
Receivable spot exchange	3,003,910	—	3,003,910	(3,002,566)	—	1,344
Reverse repurchase	6,133,038	—	6,133,038	(6,133,038)	—	—
Domestic exchange settlement debits	31,256,658	(30,733,476)	523,182	—	—	523,182
Other financial instruments	14,827	(6,347)	8,480	—	—	8,480

	42,728,050	(30,739,823)	11,988,227	(10,867,125)	(1,211)	1,119,891

	2018
(In millions of Korean won)	Gross amounts of recognized financial assets	Gross amounts of recognized Financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position
				Financial instruments	Cash collateral	Net amount
Derivatives held for trading	1,535,262	—	1,535,262	(1,182,820)	(5,102)	423,296
Derivatives held for hedging	75,956	—	75,956
Receivable spot exchange	1,879,572	—	1,879,572	(1,876,844)	—	2,728
Reverse repurchase	3,021,400	—	3,021,400	(3,021,400)	—	—
Domestic exchange settlement debits	27,413,384	(26,937,034)	476,350	—	—	476,350
Other financial instruments	3,261	(2,098)	1,163	—	—	1,163

	33,928,835	(26,939,132)	6,989,703	(6,081,064)	(5,102)	903,537

81

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,120,551	—	2,120,551	(1,563,503)	—	593,260
Derivatives held for hedging	36,212	—	36,212
Payable spot exchange	3,003,464	—	3,003,464	(3,002,566)	—	898
Repurchase[1]	548,710	—	548,710	(548,710)	—	—
Domestic exchange settlement credits	32,806,739	(30,733,476)	2,073,263	(2,073,263)	—	—
Other financial instruments	6,535	(6,347)	188	—	—	188

	38,522,211	(30,739,823)	7,782,388	(7,188,042)	—	594,346

	2018
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	1,550,178	—	1,550,178	(1,139,240)	(47,745)	451,744
Derivatives held for hedging	88,551	—	88,551
Payable spot exchange	1,877,400	—	1,877,400	(1,876,844)	—	556
Repurchase[1]	360,024	—	360,024	(360,024)	—	—
Domestic exchange settlement credits	28,616,949	(26,937,034)	1,679,915	(1,679,915)	—	—
Other financial instruments	5,154	(2,098)	3,056	—	—	3,056

	32,498,256	(26,939,132)	5,559,124	(5,056,023)	(47,745)	455,356

[1]	Includes repurchase agreements sold to customers.

82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

7. Due from Financial Institutions

Details of due from financial institutions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%)	2019	2018
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	8,117,840	8,723,761
	Due from banking institutions	KEB Hana Bank and others	—	1,092	461

				8,118,932	8,724,222

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Wells Fargo Bank N.A. and others	—	2,033,092	1,487,017
	Time deposits in foreign currencies	ICBC New York and others	2.20 ~ 7.80	79,836	22,362
	Due from others	Morganstanley Bank International and others	—	172,982	128,763

				2,285,910	1,638,142

				10,404,842	10,362,364

[1]	Before netting of allowance

Restricted due from financial institutions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Financial Institution	2019	2018	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	8,117,840	8,723,761	Bank of Korea Act

			8,117,840	8,723,761

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	243,304	192,503	Bank of Korea Act and others
	Time deposits in foreign currencies	ICBC NEW YORK	23,156	22,362	New York State Banking Law
	Due from others	Morganstanley Bank International and others	112,752	66,578	Derivative transaction margin

			379,212	281,443

			8,497,052	9,005,204

83

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in the allowances for due from financial institutions losses

Changes in the allowances for due from financial institutions losses for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses
		Non-impaired	Impaired
Beginning	5	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	7	1,210	360
Others (change of currency ratio, etc.)	—	(24)	—

Ending	12	1,186	360

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	38	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(34)	—	—
Others (change of currency ratio, etc.)	1	—	—

Ending	5	—	—

[1]	Restated based on Korean IFRS 1109.

84

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

8. Assets Pledged as Collaterals

Details of assets pledged as collaterals as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Securities at fair value through profit or loss	Korea Exchange	28,831	Repurchase agreements
Securities at fair value through other comprehensive income	Bank of Korea	1,212,021	Borrowings from Bank of Korea
		653,825	Settlement risk of Bank of Korea
	Deutsche Bank AG and others	95,640	Derivatives transactions

		1,961,486

Securities at amortized cost	Meritz Securities and others	581,268	Repurchase agreements
	Bank of Korea	1,767,559	Borrowings from Bank of Korea
		3,077,151	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	267,793	Derivatives transactions
	Korea Exchange and others	155,595	Others

		5,849,366

Mortgage loans	Others	6,487,022	Covered Bond

		14,326,705

(In millions of Korean won)		2018
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Securities at fair value through profit or loss	Korea Exchange	122,744	Repurchase agreements
	Korea Securities Finance Corp	39,778	Securities lending transactions

		162,522

Securities at fair value through other comprehensive income	Bank of Korea	49,948	Borrowings from Bank of Korea
		479,784	Settlement risk of Bank of Korea
	Korea Development Bank and others	337,315	Derivatives transactions

		867,047

Securities at amortized cost	Meritz Securities and others	276,688	Repurchase agreements
	Bank of Korea	1,911,160	Borrowings from Bank of Korea
		1,474,529	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others	194,258	Derivatives transactions
	Others	156,150	Others

		4,012,785

Mortgage loans	Others	4,060,863	Covered Bond

		9,103,217

85

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The fair value of collateral available to sell or repledge regardless of debtor’s default as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Fair value of collateral	Fair value of collateral sold or repledged
Securities	6,463,650	—

	2018
(In millions of Korean won)	Fair value of collateral	Fair value of collateral sold or repledged
Securities	3,131,496	—

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures arising from the Bank’s own assets and liabilities. In particular, the Bank applies fair value hedge accounting to interest rate swaps that hedge the risk of changes in fair values due to the changes in interest rates of structured debentures denominated in Korean won, issued financial debentures, structured deposits denominated in foreign currencies and debt securities at fair value through other comprehensive income. Also, the Bank applies cash flow hedge accounting to interest rate swaps that hedge cash flow risk of debentures denominated in foreign currencies and borrowings denominated in foreign currencies.

Details of derivative financial instruments held for trading as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	673,266	—	—
Swaps[2]	149,543,211	430,029	481,535
Options	15,502,000	266,863	363,369

	165,718,477	696,892	844,904

Currency
Forwards	78,094,165	877,930	662,260
Futures[1]	—	—	—
Swaps	46,175,092	609,438	598,670
Options	2,789,562	5,438	14,346

	127,058,819	1,492,806	1,275,276

Stock and index
Futures[1]	2,185	—	—
Options	22,014	70	371

	24,199	70	371

Others	694,680	—	—

	293,496,175	2,189,768	2,120,551

86

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	643,952	—	—
Swaps[2]	127,469,915	376,523	350,083
Options	13,259,000	158,295	252,243

	141,372,867	534,818	602,326

Currency
Forwards	65,084,258	528,606	479,816
Futures[1]	419,802	—	—
Swaps	35,977,216	465,774	454,217
Options	2,450,186	6,063	13,608

	103,931,462	1,000,443	947,641

Stock and index
Futures[1]	2,006	—	—
Options	51,282	78	211

	53,288	78	211

Others	670,860	—	66

	246,028,477	1,535,339	1,550,244

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~116,505,938 million and ~~W~~93,837,816 million as at December 31, 2019 and 2018, respectively, were traded through the central counterparty clearing house.

The average price condition for future nominal cash flows of hedging instrument by type of hedge accounting as at December 31, 2019 and December 31, 2018, are as follows:

(In millions of Korean won)	2019
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
The nominal amount of the hedging instrument	757,201	1,548,353	830,440	309,882	466,053	1,414,570	5,326,499
Average price condition(%), (CD and Libor)	2.29	2.70	2.29	3.16	2.50	3.92	2.91
Cash flow hedge
The nominal amount of the hedging instrument	1,539,874	289,450	521,010	—	—	—	2,350,334
Average price condition(%), (Libor)	2.68	2.65	2.83	—	—	—	2.71

87

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

(In millions of Korean won)	2018
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
The nominal amount of the hedging instrument	69,134	686,513	1,347,597	567,030	195,392	979,889	3,845,555
Average price condition(%), (CD and Libor)	2.21	2.26	2.65	2.23	3.25	3.66	2.80
Cash flow hedge
The nominal amount of the hedging instrument	2,167,227	491,964	—	503,145	—	—	3,162,336
Average price condition(%), (Libor)	2.70	3.11	—	2.83	—	—	2.78

Fair value hedge

Details of fair value hedged items as at December 31, 2019 and 2018, are as follows:

	2019
	Carrying amount		Accumulated adjusted amount		Changes in the fair value
(In millions of Korean won)	Assets	Liabilities	Assets	Liabilities
Interest rate
Debt securities in Korean won	549,526	—	5,485	—	5,502
Debt securities in foreign currencies	1,670,838	—	19,243	—	25,540
Deposits in foreign currencies	—	780,491	—	(18,391)	(62,439)
Debentures in Korean won	—	351,070	—	21,070	(1,818)
Debentures in foreign currencies	—	2,067,556	—	41,406	(65,480)

	2,220,364	3,199,117	24,728	44,085	(98,695)

	2018
	Carrying amount		Accumulated adjusted amount		Changes in the fair value
(In millions of Korean won)	Assets	Liabilities	Assets	Liabilities
Interest rate
Debt securities in Korean won	465,213	—	1,214	—	6,001
Debt securities in foreign currencies	702,727	—	(9,790)	—	(1,233)
Deposits in foreign currencies	—	805,215	—	(89,265)	38,232
Debentures in Korean won	—	349,252	—	19,252	(2,308)
Debentures in foreign currencies	—	1,429,457	—	(24,073)	(1,868)

	1,167,940	2,583,924	(8,576)	(94,086)	38,824

88

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of derivative financial instruments designated as fair value hedging instruments as at December 31, 2019 and 2018, are as follows:

	2019
	Notional amount	Carrying amount		Changes in the fair value
(In millions of Korean won)		Assets	Liabilities
Interest rate
Swaps	5,326,500	129,084	29,675	101,448

	2018
	Notional amount	Carrying amount		Changes in the fair value
(In millions of Korean won)		Assets	Liabilities
Interest rate
Swaps	3,845,555	58,934	88,017	(37,637)

Details of the ineffective portion of changes in fair value of derivatives recognized in profit or loss for the years ended December 31, 2019 and 2018, are as follows:

	2019	2018
(In millions of Korean won)	Hedge ineffectiveness recognized in profit or loss	Hedge ineffectiveness recognized in profit or loss
Interest rate	2,754	1,186

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Gains(losses) on hedging instruments	108,442	(41,472)
Gains(losses) on the hedged item attributable to the hedged risk	(105,788)	37,305

	2,654	(4,167)

Cash flow hedge

Details of cash flow hedged items subject to cash flow hedges as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Changes in fair value	Other comprehensive income for cash flow hedge
Interest rate risk	18,365	(3,691)

	2018
(In millions of Korean won)	Changes in fair value	Other comprehensive income for cash flow hedge
Interest rate risk	(7,031)	11,539

89

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of derivative financial instruments designated as cash flow hedging instruments as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,350,334	835	6,537	(18,276)

	2018
(In millions of Korean won)	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	3,162,336	17,022	534	6,961

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Gains or losses on hedging instruments	(18,276)	6,961
Effective gains or losses from cash flow hedging instruments (recognized in other comprehensive income or loss)	(18,108)	6,980
Ineffective gains or losses from cash flow hedging instruments (recognized in profit or loss)	(168)	(19)

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other comprehensive income or loss	(18,108)	6,980
Reclassification to profit	(2,899)	(1,755)
Income tax effect	5,777	(1,437)

	(15,230)	3,788

As at December 31, 2019, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until June 9, 2022.

10. Loans at Amortized Cost

Loans as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Loans	292,176,219	275,936,633
Deferred loan origination fees and costs	563,941	581,997
Allowances	(1,314,554)	(1,532,827)

Carrying amount	291,425,606	274,985,803

Loans to banks as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Loans[1]	5,120,941	4,163,259
Allowances	(387)	(197)

Carrying amount	5,120,554	4,163,062

[1]	Deferred loan origination fees and costs are included.

90

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Loans to customers other than banks as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	148,407,504	120,028,903	268,436,407
Loans in foreign currencies	151,665	5,812,391	5,964,056
Domestic import usance bills	—	2,617,862	2,617,862
Off-shore funding loans	—	1,452,288	1,452,288
Call loans	—	610,000	610,000
Bills bought in Korean won	—	2,843	2,843
Bills bought in foreign currencies	—	2,151,143	2,151,143
Guarantee payments under payment guarantee	—	3,312	3,312
Reverse repurchase agreements	—	5,897,258	5,897,258
Privately placed bonds	—	484,050	484,050

	148,559,169	139,060,050	287,619,219
Proportion (%)	51.65	48.35	100.00

Allowances	(473,907)	(840,260)	(1,314,167)

	148,085,262	138,219,790	286,305,052

	2018
(In millions of Korean won)	Retail	Corporate	Total
Loans in Korean won	141,754,541	115,501,502	257,256,043
Loans in foreign currencies	139,759	3,145,891	3,285,650
Domestic import usance bills	—	2,817,174	2,817,174
Off-shore funding loans	—	899,741	899,741
Call loans	—	1,473,362	1,473,362
Bills bought in Korean won	—	3,057	3,057
Bills bought in foreign currencies	—	3,421,392	3,421,392
Guarantee payments under payment guarantee	—	4,104	4,104
Reverse repurchase agreements	—	2,951,400	2,951,400
Privately placed bonds	—	243,448	243,448

	141,894,300	130,461,071	272,355,371
Proportion (%)	52.10	47.90	100.00

Allowances	(444,964)	(1,087,666)	(1,532,630)

	141,449,336	129,373,405	270,822,741

91

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in deferred loan origination fees and costs for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	592,175	313,847	(332,725)	—	573,297
Other origination costs	486	826	(398)	—	914

	592,661	314,673	(333,123)	—	574,211

Deferred loan origination fees
Loans in Korean won	6,322	2,316	(2,503)	—	6,135
Other origination fees	4,342	2,499	(2,707)	1	4,135

	10,664	4,815	(5,210)	1	10,270

	581,997	309,858	(327,913)	(1)	563,941

	2018
(In millions of Korean won)	Beginning[1]	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	562,425	333,833	(304,083)	—	592,175
Other origination costs	202	527	(244)	1	486

	562,627	334,360	(304,327)	1	592,661

Deferred loan origination fees
Loans in Korean won	6,793	2,271	(2,742)	—	6,322
Other origination fees	4,750	831	(1,240)	1	4,342

	11,543	3,102	(3,982)	1	10,664

	551,084	331,258	(300,345)	—	581,997

[1]	Restated based on Korean IFRS 1109.

92

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2019 and 2018, are as follows:

	2019
	Retails				Corporates
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning	170,290	157,202	117,472	—	192,451	295,441	599,971	—
Transfer between stages
Transfer to 12-month expected credit losses	157,689	(157,668)	(21)	—	59,994	(46,497)	(13,497)	—
Transfer to lifetime expected credit losses (Non-impaired)	(140,401)	149,801	(9,400)	—	(53,618)	136,429	(82,811)	—
Transfer to lifetime expected credit losses (Impaired)	(280)	(45,396)	45,676	—	(1,863)	(36,696)	38,559	—
Write-offs	(2)	24	(322,075)	—	—	2	(217,532)	—
Disposal	(467)	(4)	(766)	—	—	—	(8,909)	—
Provision (reversal) for loan losses[1,2]	(7,963)	72,693	288,809	—	(9,440)	(90,944)	100,386	—
Others (change of currency ratio, etc.)	54	185	(1,545)	—	376	2,800	(23,955)	—

Ending	178,920	176,837	118,150	—	187,900	260,535	392,212	—

[1]

Provision (reversal) for credit losses in statement of comprehensive income also includes provision (reversal) for unused commitments and guarantees (Note 22.(2)), provision (reversal) for financial guarantee contracts (Note 22.(4)), provision (reversal) of allowance for other financial assets (Note 17.(2)), provision (reversal) of allowance for due from financial institutions (Note 7.(3)) and provision (reversal) of allowance for debt securities (Note 12.(5)).

[2]	Recovery of written-off loans amounting to ~~W~~ 241,181 million is included.

	2018
	Retails				Corporates
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired
Beginning[1]	161,886	155,623	132,773	—	180,822	263,536	745,011	—
Transfer between stages
Transfer to 12-month expected credit losses	101,441	(101,375)	(66)	—	37,146	(36,248)	(897)	—
Transfer to lifetime expected credit losses (Non-impaired)	(90,044)	102,158	(12,114)	—	(34,407)	44,698	(10,291)	—
Transfer to lifetime expected credit losses (Impaired)	(753)	(43,126)	43,879	—	(2,289)	(30,693)	32,982	—
Write-offs	—	(2)	(297,228)	—	—	(5)	(228,900)	—
Disposal	(248)	(5)	(1,003)	—	(73)	—	(14,172)	—
Provision (reversal) for loan losses[2,3]	(2,036)	43,608	250,560	—	10,041	53,662	50,828	—
Others (change of currency ratio, etc.)	44	321	671	—	1,211	491	25,410	—

Ending	170,290	157,202	117,472	—	192,451	295,441	599,971	—

[1]	Restated based on Korean IFRS 1109.
[2]

Provision (reversal) for credit losses in statement of comprehensive income also includes provision (reversal) for unused commitments and guarantees (Note 22.(2)), provision (reversal) for financial guarantee contracts (Note 22.(4)), provision (reversal) of allowance for other financial assets (Note 17.(2)), provision (reversal) of allowance for due from financial institutions (Note 7.(3)) and provision (reversal) of allowance for debt securities (Note 12.(5)).

[3]	Recovery of written-off loans amounting to ~~W~~ 284,457 million is included

93

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The loan which were written-off but the claims has not been forfeited (i.e. its extinctive prescription did not occur, and that are not collected) amounts to ~~W~~ 9,013,608 million and ~~W~~ 9,576,055 million as at December 31, 2019 and 2018.

Changes in the gross carrying amounts of loans

Changes in the gross carrying amounts of loans that significantly affect allowances for loan losses for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
		Non-impaired	Impaired
Beginning	253,974,918	21,172,380	1,371,332	—
Transfer between stages				—
Transfer to 12-month expected credit losses	53,327,892	(53,213,792)	(114,100)	—
Transfer to lifetime expected credit losses (Non-impaired)	(56,075,512)	56,600,257	(524,745)	—
Transfer to lifetime expected credit losses (Impaired)	(371,783)	(1,632,255)	2,004,038	—
Write-offs	(2)	26	(539,607)	—
Disposal	(888,511)	(12,223)	(186,250)	—
Net increase(decrease) (Execution, repayment and others)	22,527,925	(3,830,275)	(849,553)	—

Ending	272,494,927	19,084,118	1,161,115	—

	2018
(In millions of Korean won)	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Financial instruments applying credit impaired approach
		Non-impaired	Impaired
Beginning[1]	227,614,957	22,207,255	1,517,232	—
Transfer between stages
Transfer to 12-month expected credit losses	7,505,230	(7,465,448)	(39,782)	—
Transfer to lifetime expected credit losses (Non-impaired)	(10,068,530)	10,120,456	(51,926)	—
Transfer to lifetime expected credit losses (Impaired)	(638,622)	(761,883)	1,400,505	—
Write-offs	—	(7)	(526,127)	—
Disposal	(484,646)	(3,817)	(190,401)	—
Net increase(decrease) (Execution, repayment and others)	30,046,529	(2,924,176)	(738,169)	—

Ending	253,974,918	21,172,380	1,371,332	—

[1]	Restated based on Korean IFRS 1109.

94

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Financial assets at fair value through profit or loss
Debt securities
Government and public bonds	1,495,513	1,144,734
Financial bonds	3,736,943	2,888,573
Corporate bonds	382,243	336,790
Beneficiary certificates	3,543,286	3,696,533
Equity investments	209,260	164,777
Other debt securities	123,245	67,886
Equity securities
Stocks	26,922	22,167
Loans
Privately placed bonds	150,276	179,714
Other loans	37,857	32,882
Others
Financial instruments indexed to the price of gold	79,805	78,808

	9,785,350	8,612,864

Financial Investments
Financial assets at fair value through other comprehensive income
Debt securities
Government and public bonds	8,117,221	2,941,069
Financial bonds	18,070,253	16,838,663
Corporate bonds	9,031,234	6,909,162
Asset-backed securities	615,890	867,997
Equity securities
Stocks	1,954,143	1,861,873
Equity instruments	39,501	37,043
Loans
Privately placed bonds	344,292	349,547

	38,172,534	29,805,354

Financial assets at amortized cost
Debt securities
Government and public bonds	538,968	544,926
Financial bonds	7,509,614	6,206,924
Corporate bonds	1,753,941	1,413,022
Asset-backed securities	4,065,105	4,590,107
Allowance	(1,134)	(1,255)

	13,866,494	12,753,724

	52,039,028	42,559,078

95

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Dividend incomes from the equity securities designated at fair value through other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

		2019
(In millions of Korean won)		From the financial asset derecognized	From the remaining financial asset
Stocks	Listed	—	26,121
	Unlisted	—	16,996
		—	—

Equity investments		—	43,117

		2018
(In millions of Korean won)		From the financial asset derecognized	From the remaining financial asset
Stocks	Listed	—	22,173
	Unlisted	—	14,504
Equity investments		—	2,256

		—	38,933

The derecognized equity securities at fair value through other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

		2019
(In millions of Korean won)		Disposal price[1]	Accumulated OCI as at disposal date
Stocks	Listed	18,342	(25,652)
	Unlisted	1,671	169

		20,013	(25,483)

		2018
(In millions of Korean won)		Disposal price[1]	Accumulated OCI as at disposal date
Stocks	Listed	26,877	18,330
	Unlisted	480	480

		27,357	18,810

[1]	In accordance with the resolution of the creditor groups and the joint sales agreement, the Bank disposed of stocks acquired by a debt to equity swap.

Provision and reversal for the allowance of financial investments for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Impairment losses	Reversal of impairment	Total
Debt instruments at fair value through other comprehensive income	(1,279)	347	(932)
Loans at fair value through other comprehensive income	(170)	947	777
Securities at amortized cost	(145)	266	121

	(1,594)	1,560	(34)

96

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Impairment losses	Reversal of impairment	Total
Debt instruments at fair value through other comprehensive income	(835)	328	(507)
Loans at fair value through other comprehensive income	(905)	825	(80)
Securities at amortized cost	(159)	280	121

	(1,899)	1,433	(466)

Changes in the allowances for financial investments for the years ended December 31, 2019 and 2018, are as follows:

	2019
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning	3,668	193	—
Transfer between stages
Transfer to 12-month expected credit losses	189	(189)	—
Transfer to lifetime expected credit losses	(669)	669	—
Disposal	(329)	—	—
Provision (reversal) for credit losses	735	(701)	—
Others (change of currency ratio, etc.)	38	28	—

Ending	3,632	—	—

	2018
	Financial instruments applying 12- month expected credit losses	Financial instruments applying lifetime expected credit losses
(In millions of Korean won)		Non-impaired	Impaired
Beginning[1]	2,505	435	—
Transfer between stages
Transfer to 12-month expected credit losses	125	(125)	—
Transfer to lifetime expected credit losses	—	—	—
Disposal	(171)	—	—
Provision (reversal) for credit losses	646	(180)	—
Others (change of currency ratio, etc.)	563	63	—

Ending	3,668	193	—

[1]	Restated based on Korean IFRS 1109.

97

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

13. Investments in Associates and Subsidiaries

Investments in associates and subsidiaries as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won, In thousands of US dollars)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,991	2,769	Credit information	Korea
Balhae Infrastructure Fund[1]	12.61	105,213	101,390	108,875	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	108,026	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,159	(14,746)	9,159	Operation of highways and related facilities	Korea
KB Sprott Renewables No.1. Private Equity Fund[1]	30.00	1,327	1,031	1,327	Investment finance	Korea
KB digital innovation & growth New Technology Business Investment Fund[1]	45.00	2,250	2,030	2,250	Discovery of and investment in promising FinTech-business venture	Korea
KB12-1 Venture Investment Partnership[2]	80.00	14,000	53,535	14,000	Investment finance	Korea
Future Planning KB Start-up Creation Fund[2]	50.00	9,900	15,021	9,900	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	10,892	10,376	Investment finance	Korea
KB High-tech Company Investment Fund[2]	50.00	13,350	31,904	13,350	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	19,998	23,016	19,998	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund[2]	33.33	10,000	9,494	10,000	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	30.00	10,620	10,570	10,620	Investment finance	Korea
KB Intellectual Property Fund 2[2]	37.50	9,000	8,514	9,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited partnership [2]	25.74	32,200	31,371	32,200	Investment finance	Korea
KB-Brain KOSDAQ Scale-up Fund[2]	21.28	11,000	10,252	11,000	Investment finance	Korea
KB Global Platform Fund[2]	22.73	19,500	18,779	19,500	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund[2]	29.53	300	278	300	Investment finance	Korea
Shinla Construction Co., Ltd.[4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation[4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[4]	22.89	—	(613)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[4]	26.49	—	(62)	—	Manufacture of metal door, windows, shutter and relevant products	Korea

98

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Shinhwa Underwear Co., Ltd.[4]	26.05	—	16	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd.[4]	38.62	—	—	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd.[4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd.[4]	30.04	—	(194)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dongjo Co., Ltd.[4]	29.29	—	806	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd.[4]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd.[4]	25.34	—	1,492	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd.[4]	49.36	—	1,613	—	Earth works	Korea
Chong Il Machine & Tools Co., Ltd.[4]	20.40	—	(126)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd.[4]	25.29	—	22	—	Computer peripherals distribution	Korea
Iwon Alloy Co., Ltd.[4]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd.[4]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd.[4]	45.71	—	(260)	—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[4]	20.40	—	(248)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd.[4]	22.77	—	75	—	Manufacture of special glass	Korea
IL-KWANG ELECTRONIC MATERIALS CO.,LTD.[4]	29.06	—	(398)		Manufacture of electronic parts	Korea
SO-MYUNG RECYCLING CO.,LTD. [4]	20.23	—	184	—	Manufacture of nonferrous metal	Korea
IDTECK CO., LTD[4]	32.80	—	(103)	—	Other manufacturing of wireless telecommunications equipment	Korea
Seyoon Development Company[4]	26.95	—	2	—	Civil engineering facility construction industry	Korea
PIP System CO., LTD[4]	20.72	—	27	—	Print equipment	Korea

99

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

PT Bank Bukopin TBK[5,6]	22.00		116,422	115,321	116,422	Banking	Indonesia

			488,239	543,987	490,170

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [3]	100.00	USD	30,392	36,517	32,916	Banking	United Kingdom
Kookmin Bank Cambodia PLC. [3]	100.00	USD	76,259	98,934	86,761	Banking	Cambodia
Kookmin Bank(China) Ltd. [3]	100.00	USD	383,875	433,126	418,155	Banking	China
KB Microfinance Myanmar Co., Ltd. [3]	100.00	USD	20,000	21,629	22,405	Micro finance services	Myanmar

		USD	510,526	590,206	560,237

				1,134,193	1,050,407

	2018
(In millions of Korean won, In thousands of US dollars)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,941	2,769	Credit information	Korea
Balhae Infrastructure Fund[1]	12.61	104,621	108,050	108,282	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	106,613	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,158	(16,689)	9,158	Operation of highways and related facilities	Korea
KB Digital innovation & growth New Technology Business Investment Fund[1]	45.00	1,125	1,079	1,125	Discovery of and investment in promising FinTech-business venture	Korea
KB12-1 Venture Investment Partnership[2]	80.00	17,400	49,912	17,400	Investment finance	Korea
Future Planning KB Start-up Creation Fund[2]	50.00	14,300	18,069	14,300	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	90	140	37	Investment finance	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	11,681	10,376	Investment finance	Korea
KB High-tech Company Investment Fund [2]	50.00	20,300	22,563	20,300	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	18,038	18,134	18,038	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund[2]	33.33	7,500	7,297	7,500	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund[2]	30.00	7,620	7,381	7,620	Investment finance	Korea
KB Intellectual Property Fund 2[2]	37.50	3,000	2,942	3,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited partnership[2]	25.74	7,700	7,617	7,700	Investment finance	Korea
KB-Brain KOSDAQ Scale-up Fund[2]	21.28	4,000	3,966	4,000	Investment finance	Korea
Shinla Construction Co., Ltd.[4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation[4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[4]	22.89	—	(606)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[4]	42.65	—	(433)	—	Wholesale of primary metal	Korea

100

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Doosung Metal Co., Ltd.[4]	26.49	—	(16)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd.[4]	26.05	—	(57)	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd.[4]	38.62	—	14	—	Wholesale of paper	Korea
Jaeyang Industry Co., Ltd.[4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd.[4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd.[4]	30.04	—	(176)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dongjo Co., Ltd.[4]	29.29	—	806	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd.[4]	22.41	—	552	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd.[4]	25.34	—	1,492	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd.[4]	49.36	—	1,613	—	Earth works	Korea
Chong Il Machine & Tools Co., Ltd.[4]	20.40	—	(107)	—	Wholesale machinery and equipment	Korea
Imt Technology Co., Ltd.[4]	25.29	—	18	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd.[4]	23.20	—	394	—	Manufacture of smelting, refining and alloys	Korea
Carlife Co., Ltd.[4]	24.39	—	(75)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Computerlife Co., Ltd.[4]	45.71	—	(329)	—	Publishing of magazines and periodicals (publishing industry)	Korea
SKYDIGITAL INC.[4]	20.40	—	(142)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd.[4]	22.77	—	75	—	Manufacture of special glass	Korea
PT Bank Bukopin TBK[5,6]	22.00	116,422	106,484	116,422	Banking	Indonesia

		435,274	462,850	437,151

101

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [3]	100.00	USD	30,392	34,983	32,917	Banking	United Kingdom
Kookmin Bank Cambodia PLC. [3]	100.00	USD	76,259	92,807	86,761	Banking	Cambodia
Kookmin Bank(China) Ltd. [3]	100.00	USD	383,875	412,564	418,155	Banking	China
KB Microfinance Myanmar Co., Ltd. [3]	100.00	USD	20,000	20,062	22,405	Micro finance services	Myanmar

		USD	510,526	560,416	560,238

				1,023,266	997,389

[1]

As at December 31, 2019 and 2018, the Bank is represented in the governing bodies of its associates. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.

[2]	As at December 31, 2019 and 2018, the Bank is a partner in a limited partnership and does not have the right to control over these entities.
[3]	Acquisition costs of investments in subsidiaries are presented in US dollars.
[4]	The investment in associates was reclassified from financial instruments at fair value through other comprehensive income due to termination of rehabilitation procedures.
[5]

The Bank has entered into an agreement with PT Bosowa Corporindo, the major shareholder of PT Bank Bukopin TBK. Under this agreement, both parties have a right of first refusal, a tag-along right and a drag-along right. The Bank additionally has the drag-along right that can be exercised for the duration of two years after three-years from acquisition date(July 27, 2018), subject to the occurrence of certain situations as defined in the agreement.

[6]	The fair value of PT Bank Bukopin TBK’s common stock based on its quoted market price is ~~W~~ 47,709 million and ~~W~~ 53,540 million as at December 31, 2019 and 2018.

Although the Bank holds more than 20% of ownership in many investment trusts including Hanbando BTL Private Special Asset Fund, those investment trusts are not recognized as associates of the Bank because the Bank’s influence to those trust is limited according to the trust agreement. In addition, the Bank holds more than 20% of its ownership in nine companies including Orient shipyard Co., Ltd., but those companies are not recogniazed as associates of the Bank bacause the Bank’s influence to those companies is limited due to the status of those companies such as bankruptcy and rehabilitation.

Changes in investments in associates and subsidiaries for the years ended December 31, 2019 and 2018, are as follows

	2019
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Fund	108,282	593	—	—	108,875
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB Sprott Renewables No.1. Private Equity Fund	—	1,327	—	—	1,327
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	1,125	—	—	2,250
KB12-1 Venture Investment Partnership	17,400	—	(3,400)	—	14,000
Future Planning KB Start-up Creation Fund	14,300	—	(4,400)	—	9,900
KoFC KBIC Frontier Champ 2010-5 (PEF)	36	—	(36)	—	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	10,376	—	—	—	10,376
KB High-tech Company Investment Fund	20,300	—	(6,950)	—	13,350
Aju Good Technology Venture Fund	18,038	1,960	—	—	19,998
KB-KDBC Pre-IPO New Technology Business Investment Fund	7,500	2,500	—	—	10,000
KBTS Technology Venture Private Equity Fund	7,620	4,200	(1,200)	—	10,620
KB Intellectual Property Fund 2	3,000	6,000	—	—	9,000
KB Digital Innovation Investment Fund Limited partnership	7,700	24,500	—	—	32,200
KB-Brain KOSDAQ Scale-up Fund	4,000	7,000	—	—	11,000
KB Global Platform Fund	—	19,500	—	—	19,500
KB-UTC Inno-Tech Venture Fund	—	300	—	—	300
PT Bank Bukopin TBK [1]	116,422	—	—	—	116,422
Subsidiaries
Kookmin Bank Int’l Ltd.(London)	32,916	—	—	—	32,916
Kookmin Bank Cambodia PLC.	86,761	—	—	—	86,761
Kookmin Bank(China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405

	997,388	69,005	(15,986)	—	1,050,407

102

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Balhae Infrastructure Fund	105,455	4,646	(1,819)	—	108,282
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	8,393	—	—	765	9,158
KB Digital Innovation & Growth New Technology Business Investment Fund	—	1,125	—	—	1,125
KB12-1 Venture Investment Partnership	22,800	—	(5,400)	—	17,400
Future Planning KB Start-up Creation Fund	14,700	—	(400)	—	14,300
KoFC KBIC Frontier Champ 2010-5 (PEF)	1,585	—	(1,548)	—	37
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	10,376	—	—	—	10,376
KB High-tech Company Investment Fund	25,000	—	(4,700)	—	20,300
Aju Good Technology Venture Fund	8,230	9,808	—	—	18,038
KB-KDBC New Technology Business Investment Fund	2,500	5,000	—	—	7,500
KBTS Technology Venture Private Equity Fund	—	7,620	—	—	7,620
KB Intellectual Property Fund 2	—	3,000	—	—	3,000
KB Digital Innovation Investment Fund Limited partnership	—	7,700	—	—	7,700
KB-Brain KOSDAQ Scale-up Fund	—	4,000	—	—	4,000
PT Bank Bukopin TBK[1]	—	116,422	—	—	116,422
Subsidiaries
Kookmin Bank Int’l Ltd.(London)[2]	67,396	—	—	(34,479)	32,917
Kookmin Bank Hongkong Ltd.	23,451	—	(23,451)	—	—
Kookmin Bank Cambodia PLC.	55,711	31,050	—	—	86,761
Kookmin Bank(China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	11,428	10,977	—	—	22,405

	867,073	201,348	(37,318)	(33,714)	997,389

[1]	The goodwill of PT Bank Bukopin TBK as at December 31, 2019 and 2018, are ~~W~~ 4,437 million and ~~W~~ 4,101 million, respectively.
[2]	Impairment losses were recognized during the current and prior periods due to a decrease in net asset value according to dividends from local subsidiaries.

103

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

14. Property and Equipment, and Investment Properties

Details of property and equipment as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,985,369	—	(1,018)	1,984,351
Buildings	1,478,343	(476,154)	(5,859)	996,330
Leasehold improvements	782,903	(692,545)	—	90,358
Equipment and vehicles	1,250,978	(992,067)	—	258,911
Construction in-progress	85,803	—	—	85,803
Right-of-use assets	582,365	(228,091)	—	354,274

	6,165,761	(2,388,857)	(6,877)	3,770,027

	2018
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,979,811	—	(1,018)	1,978,793
Buildings	1,256,234	(442,317)	(5,859)	808,058
Leasehold improvements	788,444	(694,884)	—	93,560
Equipment and vehicles	1,136,854	(985,842)	—	151,012
Construction in-progress	81,268	—	—	81,268
Finance lease assets	32,709	(21,788)	—	10,921

	5,275,320	(2,144,831)	(6,877)	3,123,612

Changes in property and equipment for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning[1]	Acquisition	Transfers[2]	Disposal	Depreciation	Others	Ending
Land	1,978,793	184	5,483	(124)	—	15	1,984,351
Buildings	808,058	67	224,747	(3,095)	(33,481)	34	996,330
Leasehold improvements	88,501	2,343	62,263	—	(62,792)	43	90,358
Equipment and vehicles	151,012	228,207	—	(216)	(120,104)	12	258,911
Construction-in-progress	81,268	292,702	(288,119)	—	—	(48)	85,803
Right-of-use assets	363,098	327,228	—	(138,642)	(213,191)	15,781	354,274

	3,470,730	850,731	4,374	(142,077)	(429,568)	15,837	3,770,027

104

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Beginning	Acquisition	Transfers[2]	Disposal	Depreciation	Others	Ending
Land	1,948,314	124	31,027	(691)	—	19	1,978,793
Buildings	786,960	—	54,904	(4,079)	(29,771)	44	808,058
Leasehold improvements	75,257	15	69,646	(242)	(61,345)	10,229	93,560
Equipment and vehicles	146,921	100,958	247	(795)	(96,378)	59	151,012
Construction-in-progress	11,975	229,521	(160,684)	—	—	456	81,268
Finance lease assets	5,229	9,640	—	—	(3,948)	—	10,921

	2,974,656	340,258	(4,860)	(5,807)	(191,442)	10,807	3,123,612

[1]	Restated based on Korean IFRS 1116.
[2]	Including transfers from investment properties and assets held for sale.

Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

(In millions of Korean won)

2018
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

Details of investment properties as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	28,309	—	28,309
Buildings	16,490	(6,399)	10,091

	44,799	(6,399)	38,400

	2018
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	33,793	—	33,793
Buildings	22,521	(7,848)	14,673

	56,314	(7,848)	48,466

105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The valuation technique and input variables that are used to measure the fair value of investment property as at December 31, 2019, are as follows:

	2019
(In millions of Korean won)	Fair Value	Valuation technique	Inputs
Land and Buildings	47,623	Cost approach value	- Price per square meter - Replacement cost

As at December 31, 2019 and 2018, fair values of the investment properties amount to ~~W~~ 47,623 million and ~~W~~ 57,025 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2019 and 2018, amounts to ~~W~~ 580 million and ~~W~~ 667 million, respectively.

Changes in investment properties for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Acquisitions	Transfers	Depreciation	Ending
Land	33,793	—	(5,484)	—	28,309
Buildings	14,673	—	(4,195)	(387)	10,091

	48,466	—	(9,679)	(387)	38,400

	2018
(In millions of Korean won)	Beginning	Acquisitions	Transfers	Depreciation	Ending
Land	40,621	—	(6,828)	—	33,793
Buildings	15,817	—	(599)	(545)	14,673

	56,438	—	(7,427)	(545)	48,466

106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

15. Intangible Assets

Details of intangible assets as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,026,895	(824,021)	(2,166)	200,708

	1,092,183	(824,021)	(2,166)	265,996

	2018
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	922,023	(760,448)	(5,107)	156,468

	987,311	(760,448)	(5,107)	221,756

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2019 and 2018.

Details of allocation of goodwill to cash-generating units and related information for impairment testing as at December 31, 2019, are as follows:

(In millions of Korean won)	Housing & Commercial Bank
	Retail Banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeded carrying amount	3,424,398	3,142,439	6,566,837
Discount rate (%)	13.02	13.09
Permanent growth rate (%)	1.00	1.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ~~W~~ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amount of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

107

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% annually for Retail Banking and Corporate Banking. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying Amount
Industrial property rights	1,643	(1,350)	—	293
Software	850,384	(717,401)	—	132,983
Other intangible assets	139,741	(79,782)	(2,166)	57,793
Right-of-use assets	35,127	(25,488)	—	9,639

	1,026,895	(824,021)	(2,166)	200,708

	2018
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying Amount
Industrial property rights	1,494	(1,243)	—	251
Software	765,802	(671,084)	—	94,718
Other intangible assets	120,596	(69,152)	(5,107)	46,337
Finance leases assets	34,131	(18,969)	—	15,162

	922,023	(760,448)	(5,107)	156,468

108

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in intangible assets, excluding goodwill, for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	251	148	—	(106)	—	293
Software	94,718	88,712	—	(50,452)	5	132,983
Other intangible assets	46,337	29,945	(7,125)	(11,448)	84	57,793
Right-of-use assets	15,162	996	—	(6,519)	—	9,639

	156,468	119,801	(7,125)	(68,525)	89	200,708

	2018
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	281	59	—	(89)	—	251
Software	87,398	45,500	—	(38,224)	44	94,718
Other intangible assets	49,446	7,160	(2,825)	(5,698)	(1,746)	46,337
Finance leases assets	12,539	8,025	—	(5,402)	—	15,162

	149,664	60,744	(2,825)	(49,413)	(1,702)	156,468

Changes in accumulated impairment losses on intangible assets for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(5,107)	(50)	112	2,879	(2,166)

	2018
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(3,597)	(1,806)	31	265	(5,107)

109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	60,244	—	60,244
Impairment losses on property and equipment	2,656	—	2,656
Share-based payments	12,114	—	12,114
Provisions for guarantees	20,959	—	20,959
Gains on valuation of derivatives	—	(59,827)	(59,827)
Present value discount	—	(118)	(118)
Losses on fair value hedged item	12,123	—	12,123
Accrued interest	—	(48,979)	(48,979)
Deferred loan origination fees and costs	—	(136,178)	(136,178)
Gains on revaluation	—	(286,268)	(286,268)
Investments in subsidiaries and associates	14,983	—	14,983
Gains on valuation of security investment	—	(100,400)	(100,400)
Defined benefit liabilities	422,800	—	422,800
Accrued expenses	173,023	—	173,023
Retirement insurance expense	—	(375,300)	(375,300)
Adjustments to the prepaid contributions	—	(22,897)	(22,897)
Others	221,933	(111,280)	110,653

	940,835	(1,141,247)	(200,412)

Offsetting of deferred income tax assets and liabilities	(940,835)	940,835	—

	—	(200,412)	(200,412)

	2018
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	62,179	—	62,179
Impairment losses on property and equipment	4,132	—	4,132
Share-based payments	11,868	—	11,868
Provisions for guarantees	20,298	—	20,298
Gains on valuation of derivatives	—	(13,188)	(13,188)
Present value discount	—	(34)	(34)
Losses on fair value hedged item	—	(25,873)	(25,873)
Accrued interest	—	(41,687)	(41,687)
Deferred loan origination fees and costs	—	(139,697)	(139,697)
Gains on revaluation	—	(286,739)	(286,739)
Investments in subsidiaries and associates	13,018	—	13,018
Gains on valuation of security investment	—	(53,384)	(53,384)
Defined benefit liabilities	387,667	—	387,667
Accrued expenses	202,220	—	202,220
Retirement insurance expense	—	(343,176)	(343,176)
Adjustments to the prepaid contributions	—	(19,033)	(19,033)
Others	163,719	(20,357)	143,362

	865,101	(943,168)	(78,067)
Offsetting of deferred income tax assets and liabilities	(865,101)	865,101	—

	—	(78,067)	(78,067)

110

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Unrecognized deferred income tax liabilities

As at December 31, 2018 and 2019, no deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~ 65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank in 2001.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~ 5,923 million associated with investments in associates and subsidiaries as at December 31, 2019 and 2018, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~19,388 million associated with others as at December 31, 2019 (~~W~~ 363 million and ~~W~~15,030 million associated with accrued expenses and others respectively as at December 31, 2018), due to the uncertainty that these will be realized in the future.

Changes in cumulative temporary differences for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Gains and Losses on fair value hedged item	—	—	44,085	44,085
Other provisions	226,103	226,103	219,069	219,069
Impairment losses on property and equipment	15,027	15,027	9,659	9,659
Share-based payments	43,156	43,156	44,049	44,049
Provisions for guarantees	73,809	73,809	76,214	76,214
Investment in subsidiaries and associates	53,261	—	7,146	60,407
Defined benefit liabilities	1,409,700	112,517	240,272	1,537,455
Accrued expenses	735,712	735,712	629,175	629,175
Others	610,370	128,960	345,006	826,416

	3,167,138	1,335,284	1,614,675	3,446,529

Unrecognized deferred income tax assets
Accrued expenses	363			—
Investment in subsidiaries and associates	5,923			5,923
Others	15,030			19,388

	3,145,822			3,421,218

Tax rate (%)	27.50			27.50
Total deferred income tax assets from deductible temporary differences	865,101			940,835

111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2019
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Taxable temporary differences
Gains and Losses on fair value hedged item	(94,085)	(94,085)	—	—
Accrued interest	(151,589)	(102,728)	(129,246)	(178,107)
Deferred loan origination fees and costs	(507,988)	(507,988)	(495,193)	(495,193)
Gains on valuation of derivatives	(47,956)	(47,956)	(217,552)	(217,552)
Present value discount	(124)	(124)	(429)	(429)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,042,687)	(1,712)	—	(1,040,975)
Retirement insurance expenses	(1,247,911)	(112,517)	(229,333)	(1,364,727)
Adjustments to the prepaid contributions	(69,212)	(69,212)	(83,262)	(83,262)
Gains on valuation of security investment	(194,124)	(194,124)	(365,092)	(365,092)
Others	(74,026)	(16,380)	(347,007)	(404,653)

	(3,494,990)	(1,146,826)	(1,867,114)	(4,215,278)

Unrecognized deferred income tax liabilities
Goodwill from merge	(65,288)			(65,288)

	(3,429,702)			(4,149,990)

Tax rate (%)	27.5			27.5

Total deferred income tax liabilities from taxable temporary differences	(943,168)			(1,141,247)

	2018
(In millions of Korean won)	Beginning[1]	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	256,282	256,282	226,103	226,103
Impairment losses on property and equipment	19,678	19,678	15,027	15,027
Interest on equity index-linked deposits	155	155	—	—
Share-based payments	61,870	61,870	43,156	43,156
Provisions for guarantees	98,294	98,294	73,809	73,809
Loss on SPE repurchase	80,204	80,204	—	—
Investment in subsidiaries and associates	39,634	—	13,627	53,261
Gains on valuation of security investment	75,642	75,642	—	—
Defined benefit liabilities	1,210,654	114,562	313,608	1,409,700
Accrued expenses	467,999	467,999	735,712	735,712
Others	797,433	325,886	138,823	610,370

	3,107,845	1,500,572	1,559,865	3,167,138

Unrecognized deferred income tax assets
Accrued expenses	—			363
Loss on SPE repurchase	80,204			—
Investment in subsidiaries and associates	5,923			5,923
Others	12,500			15,030

	3,009,218			3,145,822

Tax rate (%)[2]	27.50			27.50
Total deferred income tax assets from deductible temporary differences	827,535			865,101

112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Beginning[1]	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	(57,083)	(57,083)	(94,085)	(94,085)
Accrued interest	(157,556)	(116,532)	(110,565)	(151,589)
Deferred loan origination fees and costs	(479,671)	(479,671)	(507,988)	(507,988)
Gains on valuation of derivatives	(52,764)	(52,764)	(47,956)	(47,956)
Present value discount	(209)	(209)	(124)	(124)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,113,979)	(71,292)	—	(1,042,687)
Investments in subsidiaries and associates	(105,534)	(105,534)	—	—
Retirement insurance expenses	(1,095,495)	(82,468)	(234,884)	(1,247,911)
Adjustments to the prepaid contributions	(59,040)	(59,040)	(69,212)	(69,212)
Gains on valuation of security investment	—	—	(194,124)	(194,124)
Others	(68,946)	(10,679)	(15,759)	(74,026)

	(3,255,565)	(1,035,272)	(1,274,697)	(3,494,990)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)

	(3,190,277)			(3,429,702)

Tax rate (%)[2]	27.50			27.50
Total deferred income tax liabilities from taxable temporary differences	(877,326)			(943,168)

[1]	Restated based on Korean IFRS 1109.
[2]	As the corporate tax rate was changed due to the revision of the tax law at the end of 2017, deferred tax assets (liabilities) expected to be realized after 2018 are calculated using 27.5%.

17. Other Assets

Details of other assets as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other financial assets
Other receivables	3,057,390	1,912,455
Accrued income	873,095	802,972
Guarantee deposits	994,489	1,017,948
Domestic exchange settlement debits	523,182	476,349
Others	31,970	11,312
Allowances for loan losses	(11,184)	(21,417)
Present value discount	(2,890)	(1,910)

	5,466,052	4,197,709

Other non-financial assets
Other receivables	85	61
Prepaid expenses	108,491	125,363
Guarantee deposits	3,037	3,050
Others	118,883	74,872
Allowances on other assets	(16,525)	(16,992)

	213,971	186,354

	5,680,023	4,384,063

113

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in allowances for loan losses on other assets for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	21,417	16,992	38,409
Provision	(7,664)	(315)	(7,979)
Written-off	(3,379)	(152)	(3,531)
Others	810	—	810

Ending	11,184	16,525	27,709

	2018
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning[1]	53,805	22,575	76,380
Provision	1,197	(3,720)	(2,523)
Written-off	(34,764)	(1,863)	(36,627)
Others	1,179	—	1,179

Ending	21,417	16,992	38,409

[1]	Restated based on Korean IFRS 1109.

18. Assets Held for Sale

Details of assets held for sale as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	7,210	(1,530)	5,680	6,467
Buildings	2,513	(1,252)	1,261	1,261

	9,723	(2,782)	6,941	7,728

	2018
(In millions of Korean won)	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	16,048	(3,442)	12,606	16,552
Buildings	9,054	(4,708)	4,346	4,403

	25,102	(8,150)	16,952	20,955

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

114

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The valuation technique and input variables that are used to measure the fair value of assets held for sale as at December 31, 2019, are as follows:

2019
(In millions of Korean won)	Fair value	Valuation technique[1]	Unobservable inputs[2]	Estimated range of unobservable inputs(%)	Effect of unobservable inputs on fair value
Land and buildings	7,728	Market comparison approach model and others	Adjustment index	0.44 ~ 1.36	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated by using the time factor correction, regional factors or individual factors.

Among assets held for sale, real estates were measured by an independent evaluator who has recently assessed similar properties in the area of the qualifying real estates. All of assets held for sale are included in level 3 in accordance with Note 6-1. (2).

Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019
Beginning	Provision	Reversal	Others	Ending
(8,150)	(333)	—	5,701	(2,782)

(In millions of Korean won)		2018
Beginning	Provision	Reversal	Others	Ending
(12,801)	(5,281)	286	9,646	(8,150)

As at December 31, 2019, assets held for sale consist of three real estates of closed offices, which were committed to sell by the management, but not yet sold as at December 31, 2019. Negotiation with buyers is in process for the one assets and the remaining two assets are also being actively marketed.

115

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

19. Deposits

Details of deposits as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Demand deposits
Demand deposits in Korean won	124,467,157	112,780,132
Demand deposits in foreign currencies	7,849,177	6,161,617

	132,316,334	118,941,749

Time deposits
Time deposits in Korean won	152,880,734	140,591,165
Time deposits in foreign currencies	6,272,250	4,550,602
Fair value adjustments on fair value hedged time deposits in foreign currencies	(18,391)	(89,265)

	159,134,593	145,052,502

Certificates of deposits	4,239,969	3,531,719

	295,690,896	267,525,970

20. Debts

Details of debts as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Borrowings	17,900,031	16,747,057
Bonds sold under repurchase agreements and others	553,095	358,366
Call money	253,202	306,562

Total	18,706,328	17,411,985

Details of borrowings as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2019	2018
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	2,649,851	1,672,714
	Borrowings from the Government	SEMAS and others	0.00~3.00	1,658,810	1,745,940
	Borrowings from non - banking financial institutions	Korea Development Bank	0.20~2.20	408,042	372,853
	Other borrowings	Korea Development Bank and others	0.00~3.88	4,076,111	3,845,256

				8,792,814	7,636,763

Borrowings in foreign currencies	Due to banks	KEB Hana Bank and others	—	4,685	38,403
	Borrowings from banking institutions	Central Bank of Uzbekistan and others	0.00 ~ 2.94	7,437,041	7,039,389
	Borrowings from other financial institutions	Export Import Bank of Korea and others	2.28 ~ 3.08	7,081	18,725
	Other borrowings in foreign currencies	Standard Chartered Bank and others	0.00 ~ 2.63	1,658,410	2,013,777

				9,107,217	9,110,294

				17,900,031	16,747,057

116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of bonds sold under repurchase agreements and others as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2019	2018
Bonds sold under repurchase agreements	Individuals, groups, corporations	0.91 ~ 1.18	548,710	350,771
Bills sold	Counter sale	0.70 ~ 1.05	4,385	7,595

			553,095	358,366

Details of call money as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2019	2018
Call money in foreign currencies	Central Bank of Uzbekistan and others	0.00 ~ 4.30	253,202	306,562

21. Debentures

Details of debentures as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2019	2018
Debentures in Korean won
Structured debentures	5.65~5.86	33,310	34,320
Subordinated fixed rate debentures	2.96~4.35	3,416,590	3,422,729
Fixed rate debentures	1.47~2.44	9,190,014	13,660,045
Floating rate debentures	1.54	300,000	640,000

		12,939,914	17,757,094
Fair value adjustments on fair value hedged debentures in Korean won		21,070	19,252
Discount on debentures in Korean won		(3,588)	(11,792)

		12,957,396	17,764,554

Debentures in foreign currencies
Floating rate debentures	2.31 ~ 2.84	1,301,367	1,344,628
Fixed rate debentures	2.13 ~ 4.50	2,857,545	2,725,700

		4,158,912	4,070,328
Fair value adjustments on fair value hedged debentures in foreign currencies		41,406	(24,073)
Discount on debentures in foreign currencies		(15,322)	(11,724)

		4,184,996	4,034,531

		17,142,392	21,799,085

117

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in debentures based on face value for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	34,320	—	(1,010)	—	33,310
Subordinated fixed rate debentures	3,422,729	—	(6,139)	—	3,416,590
Fixed rate debentures	13,660,045	3,820,000	(8,290,031)	—	9,190,014
Floating rate debentures	640,000	300,000	(640,000)	—	300,000

	17,757,094	4,120,000	(8,937,180)	—	12,939,914

Debentures in foreign currencies
Floating rate debentures	1,344,628	60,780	(33,199)	(70,842)	1,301,367
Fixed rate debentures	2,725,700	595,490	(590,950)	127,305	2,857,545

	4,070,328	656,270	(624,149)	56,463	4,158,912

	21,827,422	4,776,270	(9,561,329)	56,463	17,098,826

	2018
(In millions of Korean won)	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	135,800	—	(101,480)	—	34,320
Subordinated fixed rate debentures	2,888,411	600,000	(65,682)	—	3,422,729
Fixed rate debentures	12,220,065	6,860,000	(5,420,020)	—	13,660,045
Floating rate debentures	—	640,000	—	—	640,000

	15,244,276	8,100,000	(5,587,182)	—	17,757,094

Debentures in foreign currencies
Floating rate debentures	835,692	725,638	(274,130)	57,428	1,344,628
Fixed rate debentures	2,142,800	493,022	—	89,878	2,725,700

	2,978,492	1,218,660	(274,130)	147,306	4,070,328

	18,222,768	9,318,660	(5,861,312)	147,306	21,827,422

118

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

22. Provisions

Details of provisions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Provisions for unused loan commitments	95,264	102,975
Provisions for acceptances and guarantees	76,214	73,809
Provisions for asset retirement obligation	106,269	95,396
Others	32,919	35,199

	310,666	307,379

Changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2019 and 2018, are as follows:

	2019
	Provisions for unused loan commitments			Provisions for acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	74,088	28,887	—	26,203	29,625	17,981
Transfer between stages
Transfer to 12-month expected credit losses	15,262	(15,235)	(27)	365	(365)	—
Transfer to lifetime expected credit losses	(13,691)	13,749	(58)	(976)	1,705	(729)
Impairment	(118)	(800)	918	(24)	(280)	304
Provision (reversal) for loan losses	(15,235)	7,823	(833)	(1,922)	4,644	(892)
Others (effects of changes in foreign exchange rate, etc.)	320	214	—	193	259	123

Ending	60,626	34,638	—	23,839	35,588	16,787

	2018
	Provisions for unused loan commitments			Provisions for acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning[1]	74,317	27,174	—	39,922	39,628	18,744
Transfer between stages
Transfer to 12-month expected credit losses	10,002	(9,935)	(66)	661	(661)	—
Transfer to lifetime expected credit losses	(7,701)	7,784	(83)	(534)	676	(142)
Impairment	(201)	(667)	867	(6)	(87)	93
Provision (reversal) for loan losses	(2,541)	4,369	(718)	(14,244)	(10,174)	(898)
Others (effects of changes in foreign exchange rate, etc.)	212	162	—	404	243	184

Ending	74,088	28,887	—	26,203	29,625	17,981

[1]	Restated based on Korean IFRS 1109.

119

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in provisions for asset retirement obligation for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Beginning	95,396	85,575
Increase	3,584	1,780
Reversal	(6,054)	(154)
Used	(3,658)	(2,534)
Unwinding of discount	1,981	2,305
Effects of changes in interest rate	15,020	8,424

Ending	106,269	95,396

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Others	Total
Beginning	61	4,376	6,478	2,391	21,893	35,199
Provision	61	2,296	8,160	3,079	710	14,306
Used and Others	(69)	(3,094)	(3,976)	—	(9,447)	(16,586)

Ending	53	3,578	10,662	5,470	13,156	32,919

	2018
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities[1]	Greenhouse Gas Emission liabilities	Others	Total
Beginning	138	5,050	7,482	2,218	177	62,137	77,202
Provision (Reversal)	110	2,657	184	173	(177)	(10,621)	(7,674)
Used and Others	(187)	(3,331)	(1,188)	—	—	(29,623)	(34,329)

Ending	61	4,376	6,478	2,391	—	21,893	35,199

[1]	Restated based on Korean IFRS 1109

23. Net Defined Benefit Liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

120

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The net defined benefit liabilities recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary growth rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities(assets) for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities (assets)
Beginning	1,549,012	(1,382,487)	166,525
Current service cost	151,845	—	151,845
Past service cost	2,276	—	2,276
Interest expense (income)	35,227	(31,403)	3,824
Remeasurements :
-Actuarial gains and losses arising from experience adjustment	10,219	—	10,219
-Actuarial gains and losses arising from changes in demographic assumptions	(5,128)	—	(5,128)
-Actuarial gains and losses arising from changes in financial assumptions	42,426	—	42,426
-Return on plan assets (excluding amounts included in interest income)	—	8,165	8,165
Contributions	—	(196,100)	(196,100)
Payments from plans (benefit payments)	(112,516)	112,516	—
Payments from the Bank	(5,323)	—	(5,323)
Transfer in	4,406	(4,102)	304
Transfer out	(2,558)	2,558	—
Effects of changes in foreign exchange rate	13	—	13

Ending	1,669,899	(1,490,853)	179,046

	2018
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities (assets)
Beginning	1,318,665	(1,310,097)	8,568
Current service cost	136,192	—	136,192
Past service cost[1]	26,663	—	26,663
Interest expense (income)	37,568	(37,327)	241
Remeasurements :
-Actuarial gains and losses arising from experience adjustment	26,780	—	26,780
-Actuarial gains and losses arising from changes in demographic assumptions	9,775	—	9,775
-Actuarial gains and losses arising from changes in financial assumptions	77,611	—	77,611
-Return on plan assets (excluding amounts included in interest income)	—	17,967	17,967
Contributions	—	(133,000)	(133,000)
Payments from plans (benefit payments)	(77,785)	77,785	—
Payments from the Bank	(4,469)	—	(4,469)
Transfer in	2,677	(2,497)	180
Transfer out	(4,682)	4,682	—
Effects of changes in foreign exchange rate	17	—	17

Ending	1,549,012	(1,382,487)	166,525

[1]	Other provisions of ~~W~~ 22,306 million were transferred to the account as at December 31, 2017.

121

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of the net defined benefit liabilities as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Present value of defined benefit obligation	1,669,899	1,549,012
Fair value of plan assets	(1,490,853)	(1,382,487)

Net defined benefit liabilities	179,046	166,525

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Current service cost	151,845	136,192
Past service cost	2,276	4,357
Interest expenses of net defined benefit liabilities	3,824	241

Total	157,945	140,790

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Remeasurements:
-Actuarial gains and losses arising from experience adjustment	5,128	(9,775)
-Actuarial gains and losses arising from changes in demographic assumptions	(10,219)	(26,780)
-Actuarial gains and losses arising from changes in financial assumptions	(42,426)	(77,611)
-Return on plan assets (excluding amounts included in interest income)	(8,165)	(17,967)
Income tax effects	15,313	36,336

Remeasurements after income tax	(40,369)	(95,797)

Details of fair value of plan assets as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,490,590	1,490,590
Others	—	263	263

	—	1,490,853	1,490,853

122

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,382,487	1,382,487

Key actuarial assumptions used as at December 31, 2019 and 2018, are as follows:

	Ratio (%)
	2019	2018
Discount rate	2.00	2.30
Salary growth rate	3.75	3.75
Turnover	1.00	1.00

Expected mortality assumptions are based on the experience-based mortality table of Korea Insurance Development Institute of 2019.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as at December 31, 2019, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5%p	4.20% decrease	4.51% increase
Salary growth rate	0.5%p	4.12% increase	3.88% decrease
Turnover	0.5%p	0.49% decrease	0.52% increase

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as at December 31, 2019, is as follows:

(In millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	43,470	112,459	484,102	992,573	2,672,924	4,305,528

The weighted average duration of the defined benefit obligations is 8.88 and 8.86 years as at December 31, 2019 and December 31, 2018, respectively.

Expected contributions to plan assets for the period after December 31, 2019, are estimated to be approximately ~~W~~ 156,000 million.

123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

24. Other Liabilities

Details of other liabilities as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other financial liabilities
Other payables	3,269,885	2,093,647
Prepaid card and debit cards	2,038	2,351
Accrued expenses	2,349,313	2,305,494
Financial guarantee liabilities	66,123	44,256
Deposits for letter of guarantees and others	269,745	148,032
Domestic exchange settlement credits	2,073,263	1,679,914
Foreign exchanges settlement credits	114,316	102,170
Borrowings from other business accounts	256	13,166
Payables to trust accounts	5,313,845	5,403,198
Liabilities incurred from agency relationship	771,609	605,076
Account for agency businesses	407,475	460,949
Lease liabilities	334,037	—
Others	18,266	29,202

	14,990,171	12,887,455

Other non-financial liabilities
Other payables	557,775	847,346
Unearned revenue	31,826	31,941
Accrued expenses	389,977	450,493
Withholding taxes	116,905	92,962
Others	64,392	77,775

	1,160,875	1,500,517

	16,151,046	14,387,972

25. Equity

25.1 Capital Stock

Details of outstanding shares as at December 31, 2019 and 2018, are as follows:

	Ordinary shares
	2019	2018
Number of shares authorized	1,000,000,000	1,000,000,000
Face value per share (in Korean won)	5,000	5,000
Number of shares	404,379,116	404,379,116
Capital stock[1]	2,021,896	2,021,896

[1]	In millions of Korean won.

25.2 Hybrid Security

Details of hybrid security classified as equity as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Issuance date	Maturity	Interest rate (%)	2019	2018
Amortized Conditional Capital Securities	July 2, 2019	Permanent	4.35	574,523	—

124

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Above security is redeemable at the option of the Bank on July 2, 2024 and each Interest payment date thereafter.

25.3 Capital Surplus

Details of capital surplus as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Paid-in capital in excess of face value	4,604,417	4,604,417
Gain on business combination	397,669	397,669
Revaluation increment	177,229	177,229
Other capital surplus	40,716	40,716

Total	5,220,031	5,220,031

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Remeasurements of net defined benefit liabilities	(216,067)	(175,698)
Currency translation differences	4,654	3,873
Gains and losses on debt instruments at fair value through other comprehensive income	55,154	21,648
Gains and losses on equity instruments at fair value through other comprehensive income	303,338	302,014
Gains on cash flow hedging instruments	(3,691)	11,539

Total	143,388	163,376

25.5 Retained Earnings

Retained earnings as at December 31, 2019 and 2018, consist of:

(In millions of Korean won)	2019	2018
Legal reserves	2,041,625	2,033,926
Regulatory reserve for credit losses	2,270,125	2,137,264
Voluntary reserves	14,173,349	12,441,522
Retained earnings before appropriation	2,416,309	2,552,704

Total	20,901,408	19,165,416

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of

125

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

The appropriation of retained earnings for the years ended December 31, 2019 and 2018, (Dates of appropriation: March 19, 2020 and March 21, 2019 for the years ended December 31, 2019 and 2018, respectively) is follows:

(In millions of Korean won)	2019		2018
Retained earnings before appropriation		2,416,309		2,552,703
Unappropriated retained earnings carried forward from prior year	13,091		94
Effect of change in accounting policies (The adoption of Korean IFRS 1109 Financial Instruments)	—		286,616
Effect of change in accounting policies(Other, Note 2)	—		13,038
Reclassification of sale of securities at fair value through other comprehensive income	(18,475)		13,638
Net income	2,421,693		2,239,317

Transfers such as voluntary reserves		1,683		57,874
Reserve for research and manpower development	—		487
Revaluation of property and equipment	1,683		56,387
Reserve for electronic financial transaction accidents	—		1,000
Appropriation		2,417,902		2,597,486
Legal reserve	—		—
Voluntary reserves	1,551,000		1,789,700
Regulatory reserve for credit losses	134,199		132,861
Cash dividends	731,926		667,226
(dividends per share(%) 2019 : ~~W~~1,810(36.20%) 2018 : ~~W~~1,650(33.00%)	731,926		667,226
Other reserve	777		7,699

Unappropriated retained earnings carried forward to subsequent year		90		13,091

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

Details of the amounts estimated to be appropriated as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Beginning	2,270,125	2,137,264
Amounts estimated to be appropriated	134,199	132,861

Ending	2,404,324	2,270,125

126

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Adjustments to the regulatory reserve for credit losses for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Provision of regulatory reserve for credit losses[1]	134,199	239,973
Adjusted profit after provision of regulatory reserve for credit losses[2]	2,287,494	1,999,344

[1]

The previous amount expected to be appropriated is the amount required to reserve for credit losses, calculated based on the beginning balance of regulatory reserve for credit losses (including unearned reserves) that reflects the effect of adoption of Korean IFRS 1109 retrospectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is calculated on the assumption that expected provision of regulatory reserve for credit losses which is measured in accordance with Banking Supervision Regulations would be reflected in net profit for the periods without consideration of income tax effect.

26. Interest Income and Expense

Details of interest income, expense, and net interest income for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Interest income
Securities at fair value through profit or loss	97,912	81,156
Loans at fair value through profit or loss	9,686	7,850
Securities at fair value through other comprehensive income	593,977	498,189
Loan receivables measured at fair value through other comprehensive income	13,670	2,138
Due from financial institutions at amortized cost	28,231	30,854
Securities at amortized cost	299,188	319,563
Loans at amortized cost	9,357,154	8,692,723
Others	133,924	104,683
	10,533,742	9,737,156
Interest expenses
Deposits	3,314,115	2,884,339
Debts	334,022	306,288
Debentures	491,537	477,150
Others	104,024	81,292
	4,243,698	3,749,069

Net interest income	6,290,044	5,988,087

Interest income recognized on impaired loans is ~~W~~ 22,993 million (December 31, 2018: ~~W~~ 23,042 million) for the year ended December 31, 2019.

127

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Fee and commission income
Banking activity fees	221,600	209,499
Lending activity fees	76,481	73,005
Credit card related fees	920	1,030
Debit card related fees and commissions	594	554
Agent activity fees	321,426	312,497
Trust and other fiduciary fees	325,467	305,893
Guarantee fees	39,000	32,256
Foreign currency related fees	94,678	85,424
Security activity commissions	128,918	146,928
Other business account commission on consignment	36,813	36,947
Others	259,446	239,806
	1,505,343	1,443,839
Fee and commission expense
Trading activity related fees[1]	12,773	11,952
Lending activity fees	31,613	30,661
Credit card related fees	29,303	18,478
Outsourcing related fees	95,952	78,464
Foreign currency related fees	21,128	17,585
Management fees of written-off loans	15,140	12,624
Contributions to external institutions	24,558	23,949
Others	107,284	90,426
	337,751	284,139

Net fee and commission income	1,167,592	1,159,700

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

128

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

28. Net Gains or Losses from Financial Assets/Liabilities at Fair Value through Profit or Loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss are composed of dividend income and gains or losses arising from changes in the fair values, sales and redemptions.

Details of net gains or losses from financial assets/liabilities at fair value through profit or loss for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Revenue from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt instruments	250,939	216,321
Equity instruments	7,041	1,937

	257,980	218,258

Derivatives held for trading
Interest rate	1,674,203	1,415,631
Currency	4,959,840	3,380,603
Stock or stock index	241	906
Other	938	298

	6,635,222	4,797,438

Financial liabilities at fair value through profit or loss	394	377
Other financial instruments	5,810	22

	6,899,406	5,016,095

Expense from financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss
Debt instruments	42,520	148,576
Equity instruments	1,274	2,483

	43,794	151,059

Derivatives held for trading
Interest rate	1,738,161	1,409,686
Currency	4,689,543	3,095,659
Stock or stock index	163	1,079
Other	435	779

	6,428,302	4,507,203

Financial liabilities at fair value through profit or loss	466	193
Other financial instruments	5,704	60

	6,478,266	4,658,515

Net gains or losses from financial assets/liabilities at fair value through profit or loss	421,140	357,580

129

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

29. Other Operating Income and Expenses

Details of other operating income and expenses for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Other operating income
Revenue related to financial assets at fair value through other comprehensive income
Gains on redemption of the securities at fair value through other comprehensive income	524	230
Gains on sale of the securities at fair value through other comprehensive income	99,195	93,899

Revenue related to financial assets at amortized cost
Gains on sale of loans at amortized cost	19,346	15,691
Gains on foreign exchange transactions	1,533,125	1,112,384
Dividend income	43,116	38,933
Others	183,634	84,381

	1,878,940	1,345,518

Other operating expenses
Expenses related to financial assets at fair value through other comprehensive income
Losses on sale of the securities at fair value through other comprehensive income	4,195	7,135

Expenses related to financial assets at amortized cost
Losses on sale of loans at amortized cost	15,015	6,674
Losses on foreign exchanges transactions	1,486,762	1,160,270
Others	967,542	826,202

	2,473,514	2,000,281

Net other operating expenses	(594,574)	(654,763)

130

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Employee Benefits
Salaries and short-term employee benefits - salaries	1,475,076	1,509,641
Salaries and short-term employee benefits - welfare expense	635,145	649,848
Post-employment benefits - defined benefit plans	157,946	140,790
Post-employment benefits - defined contribution plans	7,220	6,719
Termination benefits	213,749	209,737
Share-based payments	15,173	4,051
	2,504,309	2,520,786
Depreciation and amortization	498,480	241,400
Other general and administrative expenses
Rental expense	61,686	253,302
Tax and dues	125,588	106,563
Communication	25,934	23,038
Electricity and utilities	22,236	21,456
Publication	8,858	9,667
Repairs and maintenance	11,963	11,194
Vehicle	6,625	7,172
Travel	4,693	3,683
Training	19,031	17,460
Service fees	122,508	107,036
Others	440,063	410,951
	849,185	971,522

	3,851,974	3,733,708

30.2 Share-based Payments

30.2.1 Stock Grant

The Bank changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

131

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of the share grants as at December 31, 2019, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares1, [2]	Vesting conditions
Series 72	2017.08.28	6,742	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 73	2017.11.21	27,786	Services fulfillment, TSR 30%, EPS and Asset Quality 70%
Series 74	2018.01.01	134,465	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 75	2019.01.01	192,170	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 76	2019.04.01	5,380	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 77	2019.05.27	5,569	Services fulfillment, TSR 30~50%, Company and work performance 50~70%
Series 78	2019-11-21	36,443	Services fulfillment, TSR 30% Company and work performance 70%
Deferred grant in 2015	—	4,756
Deferred grant in 2016	—	65,419
Deferred grant in 2017	—	95,697
Deferred grant in 2018	—	97,244

		671,671

[1]

Granted shares in relation to Series 72 ~ 78 represent the total number of shares granted to directors and employees but not vested at the end of reporting period. The number of deferred grants represents residual shares that have been vested at the end of reporting period.

[2]

Certain percentages among the granted shares are deferred for over five years from the time of initial exercising. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Details of share grants linked to short-term performance as at December 31, 2019, are as follows:

(In number of shares)
Share grants	Grant date	Number of vested shares	Vesting conditions
Stock grants[1]	Granted Shares for 2015	15,831	Vested
	Granted Shares for 2016	52,855	Vested
	Granted Shares for 2017	55,490	Vested
	Granted Shares for 2018	109,296	Vested
	Granted Shares for 2019	112,445	Proportional to service period

[1]

Executives and employees were given the option of deferred payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

132

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Share grants are measured at fair value using the MonteCarlo Simulation Model and assumptions used in determining the fair value as at December 31, 2019, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance- condition)	Fair value (Non-market performance- condition)
Linked to long-term performance
Series 72	0.00~3.00	1.34%	43,659~47,631	43,659~47,631
Series 73	0.00~2.89	1.34%	41,253~43,741	43,803~46,445
Series 74	0.00~3.00	1.34%	41,279~45,035	43,659~47,631
Series 75	0.00~4.00	1.34%	41,506~46,021	42,336~47,631
Series 76	1.25~5.01	1.34%	41,070~44,926	41,070~44,926
Series 77	1.40~5.01	1.34%	41,070~44,926	41,070~44,926
Series 78	1.89~5.01	1.34%	38,303~41,900	41,070~44,926
Grant deferred in 2015	0.00~2.00	1.34%	—	44,926~47,631
Grant deferred in 2016	0.00~4.00	1.34%	—	42,336~47,631
Grant deferred in 2017	0.00~4.00	1.34%	—	42,336~47,631
Grant deferred in 2018	0.00~4.00	1.34%	—	42,336~47,631
Linked to short-term performance
Share granted in 2015	0.00~4.00	1.34%	—	42,336~47,631
Share granted in 2016	0.00~5.01	1.34%	—	41,070~47,631
Share granted in 2017	0.00~4.00	1.34%	—	42,336~47,631
Share granted in 2018	0.00~4.00	1.34%	—	42,336~47,631
Share granted in 2019	1.00~3.00	1.34%	—	43,659~46,281

The Bank used the volatility of the stock price over the previous year as the expected volatility and used the dividend yield as the arithmetic mean of the dividend rate of one year before, two years before, and three years before the base year, in order to calculate fair value. Fair value is calculated based on 1 year-KTB rate.

As at December 31, 2019 and 2018, the accrued expenses related to share-based payments including share grants, amounted to ~~W~~ 41,344 million and ~~W~~ 40,873 million, respectively, and the compensation costs from share grants amounting to ~~W~~15,173 million and ~~W~~ 4,051 million were incurred during the years ended December 31, 2019 and 2018, respectively.

133

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

30.2.2 Mileage Stock

Details of Mileage Stock as at December 31, 2019, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (Years)[2]	Number of exercisable shares
Share granted in 2017	2017-01-09	28,925	0.00~0.02	11,365
	2017-02-03	43	0.00~0.09	28
	2017-04-03	82	0.00~0.25	61
	2017-05-22	20	0.00~0.39	20
	2017-07-03	52	0.00~0.50	52
	2017-08-07	29	0.00~0.60	19
	2017-08-08	5	0.00~0.60	2
	2017-08-16	204	0.00~0.62	151
	2017-08-17	40	0.00~0.63	24
	2017-08-24	387	0.00~0.65	288
	2017-09-08	83	0.00~0.69	73
	2017-11-01	120	0.00~0.84	103
	2017-11-06	106	0.00~0.85	101
	2017-12-06	105	0.00~0.93	83
	2017-12-26	255	0.00~0.99	175
	2017-12-29	114	0.00~0.99	58
Share granted in 2018	2018-01-10	19,197	0.00~1.03	15,430
	2018-02-12	9	0.00~1.12	7
	2018-04-02	115	0.00~1.25	99
	2018-04-30	86	0.00~1.33	62
	2018-05-08	170	0.00~1.35	150
	2018-06-01	140	0.00~1.42	121
	2018-07-02	180	0.00~1.50	123
	2018-08-07	194	0.00~1.60	175
	2018-08-09	47	0.00~1.61	38
	2018-08-14	30	0.00~1.62	30
	2018-08-16	130	0.00~1.62	112
	2018-09-07	106	0.00~1.68	82
	2018-10-04	129	0.00~1.76	106
	2018-11-01	258	0.00~1.84	248
	2018-11-06	236	0.00~1.85	206
	2018-12-03	132	0.00~1.92	132
	2018-12-04	21	0.00~1.93	21
	2018-12-07	91	0.00~1.93	91
	2018-12-12	64	0.00~1.95	57
	2018-12-18	271	0.00~1.96	271
	2018-12-19	42	0.00~1.97	42
	2018-12-31	127	0.00~2.00	127
Share granted in 2019	2019-01-11	26,580	0.00~2.03	25,563
	2019-02-01	12	0.00~2.09	12
	2019-04-01	167	0.00~2.25	167
	2019-04-18	105	0.00~2.30	105
	2019-04-22	33	0.00~2.31	33
	2019-07-01	109	0.00~2.50	109
	2019-08-29	39	0.00~2.66	39
	2019-09-02	50	0.00~2.67	50
	2019-11-01	119	0.00~2.84	119
	2019-11-08	14	0.00~2.85	14
	2019-12-05	56	0.00~2.93	56
	2019-12-06	84	0.00~2.93	84
	2019-12-31	87	0.00~3.00	87

		79,800		56,771

[1]

Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.

134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

[2]	The exercisable shares are assessed based on the stock price as at December 31, 2019. These shares are vested immediately at grant date.

The accrued expenses for share-based payments in regard to mileage stock as at December 31, 2019 and 2018, are ~~W~~2,705 million and ~~W~~ 2,283 million, respectively. The compensation costs amounting to ~~W~~1,334 million and ~~W~~ 1,350 million were recognized as an expense for the years ended December 31, 2019 and 2018, respectively.

31. Non-operating Income and Expenses

Details of non-operating income and expenses for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Non-operating income
Gains on disposal in property and equipment and assets held for sale	3,340	120,137
Rental income	9,557	8,934
Dividend income from associates and subsidiaries	14,266	78,206
Others	57,259	20,762

	84,422	228,039

Non-operating expenses
Losses on disposal in property and equipment and assets held for sale	4,572	5,590
Donation	84,211	91,943
Restoration cost	3,017	1,854
Others	27,258	87,285

	119,058	186,672

Net non-operating income (expenses)	(34,636)	41,367

135

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

32. Income Tax Expense

Income tax expense for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Tax payable
Current tax expense	788,809	798,523
Adjustments for current tax of prior years	(24,034)	(4,856)

	764,775	793,667

Changes in deferred income tax assets (liabilities)	122,345	28,276
Income tax expense of overseas branches	8,615	6,863
Income tax recognized directly in equity
Net losses on debt instruments at fair value through other comprehensive income	(12,709)	(21,618)
Remeasurements of net defined benefit liabilities	15,313	36,336
Net losses on equity instruments at fair value through other comprehensive income	(502)	13,660
Gains (losses) on cash flow hedging instruments	5,777	(1,437)

	7,879	26,941

Other comprehensive income transferred to retained earnings-fair value measurement of equity instruments	7,007	(5,172)
Consolidated tax return effect	(37,692)	(31,431)

Tax expense	872,929	819,144

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2019 and 2018, follows:

(In millions of Korean won)	2019	2018
Profit before income tax	3,294,622	3,058,461

Tax at the applicable tax rate[1]	895,702	830,745
Non-taxable income	(4,035)	(2,967)
Non-deductible expense	12,174	12,964
Tax credit and tax exemption	(381)	(275)
Temporary difference for which no deferred tax is recognized	1,253	1,112
Tax supplementary pay (rebate) for tax of prior years	(9,938)	(2,771)
Income tax expense of overseas branch	8,615	6,863
Consolidated tax effect	(37,692)	(31,431)
Others	7,231	4,904

Tax expense	872,929	819,144

Tax expense / Profit before income tax (%)	26.50	26.78

[1]

Applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion to ~~W~~300 billion is 24.2%, for over ~~W~~300 billion is 27.5% as at December 31, 2019 and 2018.

136

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Tax payables after offsetting[1,2]	404,370	622,156
Adjustment on consolidated tax payable and others[3]	(37,692)	(31,431)
Accounts payables[4]	(359,864)	(586,699)

Current tax payable	6,814	4,026

[1]

Current tax assets of ~~W~~ 9,692 million (December 31, 2018: ~~W~~ 486 million) and current tax assets of ~~W~~ 1,681 million (December 31, 2018: ~~W~~ 2,147 million) for overseas branches were excluded due to an uncertain tax position which does not qualify for offsetting.

[2]

Includes income tax payable of ~~W~~ 6,814 million (December 31, 2018: ~~W~~ 4,026 million) under current tax liabilities as at December 31, 2019, which are not to be offset against any income tax refund receivables, such as those of overseas branches.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The dividend to the shareholder of the Bank in respect of the year ended December 31, 2019, of ~~W~~1,810 per share, amounting to total dividends of ~~W~~ 731,926 million, is to be proposed at the annual general shareholder’s meeting on March 19, 2020. The Bank’s financial statements as at December 31, 2019, do not reflect this dividend payable.

137

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Beginning	Changes (excluding reclassification)	Reclassification to loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(175,698)	(55,682)	—	15,313	—	(216,067)
Currency translation differences	3,873	781	—	—	—	4,654
Net gains (losses) on debt instruments at fair value through other comprehensive income	21,648	97,455	(51,240)	(12,709)	—	55,154
Net gains (losses) on equity instruments at fair value through other comprehensive income	302,014	(23,657)	—	(502)	25,483	303,338
Gains (losses) on cash flow hedging instruments	11,539	(18,108)	(2,899)	5,777	—	(3,691)

	163,376	789	(54,139)	7,879	25,483	143,388

	2018
(In millions of Korean won)	Beginning[1]	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Others	Ending
Remeasurements of net defined benefit liabilities	(79,902)	(132,132)	—	36,336	—	—	(175,698)
Currency translation differences	3,017	856	—	—	—	—	3,873
Net gains (losses) on debt instruments at fair value through other comprehensive income	(35,344)	72,021	6,455	(21,618)	—	134	21,648
Net gains (losses) on equity instruments at fair value through other comprehensive income	338,027	(30,863)	—	13,660	(18,810)	—	302,014
Gains(losses) on cash flow hedging instruments	7,751	6,980	(1,755)	(1,437)	—	—	11,539

	233,549	(83,138)	4,700	26,941	(18,810)	134	163,376

[1]	Restated based on Korean IFRS 1109.

138

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

35. Trust Accounts

Financial information of the trust accounts the Bank manages as at December 31, 2019 and 2018, and for the years ended December 31, 2019 and 2018, is as follows:

	Total assets		Operating revenues
(In millions of Korean won)	2019	2018	2019	2018
Consolidated	4,384,959	4,259,441	137,017	127,994
Unconsolidated	51,685,885	47,644,193	2,206,184	1,609,587

	56,070,844	51,903,634	2,343,201	1,737,581

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Bank’s trust accounts as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Trust Segment	Assets
	Accrued trust fees	60,946	53,618
	Other accrued income	23,976	23,658

		84,922	77,276

	Liabilities
	Due to trust accounts	1,365,786	1,278,243
	Accrued interest on due to trust accounts	7,267	6,531
	Deposits	278,975	345,873
	Accrued interest on deposits	2,481	24,868

		1,654,509	1,655,515

Custody Segment	Assets
	Accrued trust fees	6,387	5,549

	Liabilities
	Due to trust accounts	3,948,059	4,124,955
	Accrued interest on due to trust accounts	3,055	4,280

		3,951,114	4,129,235

139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Significant revenue and expenses related to the Bank’s trust for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Trust Segment	Revenues
	Fees and commissions from trust accounts	294,368	277,677
	Management fees and commissions from retirement pension	25,741	25,321
	Commissions from early termination in trust accounts	119	87

		320,228	303,085

	Expenses
	Interest expense on due to trust accounts	23,119	20,742
	Interest expense on deposits	12,926	21,389

		36,045	42,131

Custody Segment	Revenues
	Fees and commissions from trust accounts	31,099	28,216

	Expenses
	Interest expense on due to trust accounts	45,191	43,613

As at December 31, 2019 and 2018, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)		2019	2018
Trust accounts guaranteeing repayment of principal	Old age pension	1,724	1,791
	Personal pension	1,895,981	1,883,905
	Pension	2,333,799	2,218,351
	Retirement	9,180	9,705
	New personal pension	91,535	90,893
	New old age pension	4,222	4,801
	Retail	12,133	12,940
	Corporate	1,315	1,344
	Installment	16,622	18,025

		4,366,511	4,241,755

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	18,356	17,594
	Unspecified monetary	92	92

		18,448	17,686

		4,384,959	4,259,441

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As at December 31, 2019 and 2018, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return.

140

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

36. Supplemental Cash Flow Information

Cash and cash equivalents as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Cash	2,306,220	2,179,255
Checks with other banks	383,501	872,166
Due from Bank of Korea	8,336,097	8,911,607
Due from other financial institutions	2,067,187	1,450,752

	13,093,005	13,413,780

Restricted due from financial institutions	(8,497,052)	(9,005,204)
Due from financial institutions with original maturities over three months	(50,321)	—

	(8,547,373)	(9,005,204)

	4,545,632	4,408,576

Significant non-cash transactions for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Decrease in loans due to the write-offs	539,584	526,134
Changes in accumulated other comprehensive income due to gains and losses on debt instruments at fair value through other comprehensive income	33,506	56,992
Changes in financial investments due to debt-for-equity swap	88,958	22,286

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Activities	2019	2018
Income tax paid	Operating	955,973	388,897
Interest received	Operating	10,734,648	9,995,892
Interest paid	Operating	4,182,876	3,390,941
Dividends received	Operating	117,052	173,812
Dividends paid	Financing	667,226	640,132

141

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Changes in liabilities arising from financial activities for the years ended December 31, 2019 are as follows:

(In millions of Korean won)	2019
	Derivative financial instrument for hedging purposes[1]	Debts	Debentures	Payables to trust accounts	Lease liabilities	Deposits for letter of guarantees and others	Total
Beginning	14,643	17,411,985	21,799,084	5,403,198	327,102	148,031	45,104,043
Cash flow	(28,631)	955,745	(4,794,761)	(89,353)	(158,547)	121,698	(3,993,849)
Lease newly acquired and disposal	—	—	—	—	158,122	—	158,122
Exchange differences	—	338,019	56,463	—	—	—	394,482
Changes in fair values	(108,220)	—	67,297	—	—	—	(40,923)
Other changes from non-cash transactions	7,618	579	14,309	—	7,360	16	29,882

Ending	(114,590)	18,706,328	17,142,392	5,313,845	334,037	269,745	41,651,757

[1]	Derivative financial instruments held for hedging are shown at net amounts of liabilities and assets.

(In millions of Korean won)	2018
	Derivative financial instrument for hedging purposes[1]	Debts	Debentures	Payables to trust accounts	Finance lease liabilities	Deposits for letter of guarantees and others	Total
Beginning	(3,659)	15,854,911	18,167,498	5,126,752	1,642	340,866	39,488,010
Cash flow	(17,698)	1,346,037	3,447,178	276,446	(11,242)	(201,236)	4,839,485
Lease newly acquired	—	—	—	—	17,555	—	17,555
Exchange differences	—	179,864	147,306	—	—	—	327,170
Changes in fair values	30,679	—	4,067	—	—	—	34,746
Changes from business combination	—	31,998	—	—	—	—	31,998
Other changes from non-cash transactions	5,321	(825)	33,035	—	109	8,401	46,041

Ending	14,643	17,411,985	21,799,084	5,403,198	8,064	148,031	44,785,005

[1]	Derivative financial instruments held for hedging are shown at net amounts of liabilities and assets.

142

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

37. Contingent Liabilities and Commitments

Acceptances and guarantees as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	161,314	196,517
Performance bond	3,686	—
Refund guarantees	28,021	—
Others	715,116	597,636

	908,137	794,153

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit	155,151	208,926
Letter of guarantees	49,754	53,210
Bid bond	37,765	51,528
Performance bond	718,097	604,311
Refund guarantees	1,022,646	592,925
Others	2,878,210	2,513,553

	4,861,623	4,024,453

Financial guarantees
Acceptances and guarantees for mortgage	47,384	50,497
Overseas debt guarantees	581,438	463,245
International financing guarantees in foreign currencies	231,686	110,070
Others	230,000	270,000

	1,090,508	893,812

	6,860,268	5,712,418

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	1,826,028	1,744,612
Refund guarantees	654,496	686,843

	2,480,524	2,431,455

	9,340,792	8,143,873

143

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Guarantee exposure by credit ratings

The credit quality of the guarantees exposure as at December 31, 2019 and 2018, can be categorized as follows:

	2019
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees[1]
Grade 1	4,335,231	2,486	—	4,337,717
Grade 2	2,109,085	38,271	—	2,147,356
Grade 3	89,681	81,317	—	170,998
Grade 4	18,773	172,440	—	191,213
Grade 5	—	2,873	10,111	12,984

	6,552,770	297,387	10,111	6,860,268

Unconfirmed acceptances and guarantees[1]
Grade 1	1,209,351	1,289	—	1,210,640
Grade 2	1,121,159	32,413	—	1,153,572
Grade 3	16,517	20,957	—	37,474
Grade 4	4,236	62,964	—	67,200
Grade 5	—	170	11,468	11,638

	2,351,263	117,793	11,468	2,480,524

	8,904,033	415,180	21,579	9,340,792

[1]	Applied same criteria as the credit quality classification of loans.

144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018
	Financial instruments applying 12-month expected credit losses	Financial instruments applying lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees[1]
Grade 1	3,864,908	—	—	3,864,908
Grade 2	1,579,619	29,034	—	1,608,653
Grade 3	62,522	13,585	—	76,107
Grade 4	30,443	117,166	420	148,029
Grade 5	—	171	14,550	14,721

	5,537,492	159,956	14,970	5,712,418

Unconfirmed acceptances and guarantees[1]
Grade 1	1,102,294	1,747	—	1,104,041
Grade 2	1,180,137	17,795	—	1,197,932
Grade 3	25,205	16,225	—	41,430
Grade 4	9,627	66,186	—	75,813
Grade 5	—	219	12,020	12,239

	2,317,263	102,172	12,020	2,431,455

	7,854,755	262,128	26,990	8,143,873

[1]	Applied same criteria as the credit quality classification of loans.

Acceptances and guarantees by counterparty as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	6,099,209	1,904,253	8,003,462	85.68
Small and medium sized companies	630,438	397,539	1,027,977	11.01
Public and others	130,621	178,732	309,353	3.31

	6,860,268	2,480,524	9,340,792	100.00

	2018
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	4,914,524	1,901,767	6,816,291	83.70
Small and medium sized companies	603,874	423,947	1,027,821	12.62
Public and others	194,020	105,741	299,761	3.68

	5,712,418	2,431,455	8,143,873	100.00

145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Acceptances and guarantees by industry as at December 31, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	263,453	5,184	268,637	2.88
Manufacturing	3,482,521	1,627,173	5,109,694	54.70
Service	1,210,318	88,158	1,298,476	13.90
Wholesale and retail	1,104,793	597,998	1,702,791	18.23
Construction	471,745	20,590	492,335	5.27
Public	107,481	81,896	189,377	2.03
Others	219,957	59,525	279,482	2.99

	6,860,268	2,480,524	9,340,792	100.00

	2018
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	72,991	3,736	76,727	0.94
Manufacturing	3,085,119	1,450,929	4,536,048	55.70
Service	951,988	84,586	1,036,574	12.73
Wholesale and retail	998,333	723,367	1,721,700	21.14
Construction	280,146	40,988	321,134	3.94
Public	165,571	36,256	201,827	2.48
Others	158,270	91,593	249,863	3.07

	5,712,418	2,431,455	8,143,873	100.00

Commitments as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Commitments
Corporate loan commitments	41,077,604	36,695,640
Retail loan commitments	42,492,181	41,283,734
Other commitments in Korean won	1,300,000	1,300,000
Purchase of securities	2,825,674	1,858,405

	87,695,459	81,137,779

Financial Guarantees
Credit line	1,797,802	1,956,426
Purchase of securities	2,189,100	1,786,300

	3,986,902	3,742,726

	91,682,361	84,880,505

146

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Other Matters (including litigation)

a) The Bank has filed 58 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~ 293,254 million, and faces 97 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~156,914 million, which arose in the normal course of the business and are still pending as at December 31, 2019.

b) As at December 31, 2019, the Bank has construction contracts amounting to ~~W~~ 155,546 million related to the construction of integrated headquarter building and expenditures made up to December 31, 2019 amount to ~~W~~ 41,598 million.

c) As at December 31, 2019, the Bank has entered into construction contracts amounting to ~~W~~ 250,458 million related to the construction of The K Project(IT infrastructure construction business needed KB’s Digital Transformation to cope with change of IT technology and finance environment), and payments made until December 31, 2019 amount to ~~W~~ 60,462 million.

d) The Bank has entered into a share purchase agreement to acquire a 70 percent share in PRASAC(PRASAC Microfinance Institution Limited), a microfinance deposit taking institution in Cambodia, for US$ 603 million from the existing shareholders on January 6, 2020. The consummation of the acquisition is subject to approvals by the domestic and foreign financial authorities.

The Bank has signed a shareholders’ agreement with the existing shareholders of PRASAC. Each of the existing shareholders has a put option to sell the remaining 30% shares to the Bank at the exercise price calculated on the basis of the adjusted book value as of December 31, 2021. The put option will expire within six months following the finalization of the audited financial statements for the period ending December 31, 2021 and the confirmation of the adjusted book value. If the put option is not exercised until its expiry, the Bank may exercise a call option during the six months following the expiry of such put option. All shareholders are restricted from selling shares or additional pledge before exercising the put option and call option.

e) The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~ 372 million and ~~W~~ 372 million for the years ended at December 31, 2019 and 2018, respectively.

147

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

38. Subsidiaries

Details of subsidiaries as at December 31, 2019, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)[1]	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd	100.00	Myanmar	Micro finance services
Kookmin Bank	Personal pension trust and 10 others[2]	0.00	Korea	Trust
Kookmin Bank	KH the 2nd L.L.C. and 39 others[3]	0.00	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund 1[3]	86.00	Korea	Investment Trust
KB Wise Star Private Real Estate Feeder Fund 1	KB Star Office Private Real Estate Master Fund 2[3]	44.44	Korea	Investment Trust
Kookmin Bank	KB Haeorum Private Securities 83[3]	99.94	Korea	Investment Trust
Kookmin Bank	Kiwoom Frontier Private placement fund 10(Bond)[3]	99.90	Korea	Investment Trust
Kookmin Bank	Woori Safe Plus Qualified Private Trust S-8(Bond)[3]	99.96	Korea	Investment Trust
Kookmin Bank	Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1[3]	99.92	Korea	Investment Trust
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 1	100.00	Korea	Investment Trust
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Mirae Asset Triumph Global Privately placed Master Investment Trust 2	100.00	Korea	Investment Trust
Kookmin Bank	NH-Amundi Global Private Securities Investment Trust 1[3]	77.78	Korea	Investment Trust
Kookmin Bank	Meritz Private Real Estate fund No.9-2[3]	99.98	Korea	Investment Trust
Kookmin Bank	AIP US Red Private Real Estate Trust NO.10[3]	99.97	Korea	Investment Trust
Kookmin Bank	KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative) [3]	87.53	Korea	Investment Trust
Kookmin Bank	KODEX 10Y F-SKTB Inverse ETF(Bond-Derivatives)[3]	98.56	Korea	Investment Trust
Kookmin Bank	KB Core Blind Private Estate Fund 1st3	90.09	Korea	Investment Trust
KB Core Blind Private Estate Fund 1st	KB Wise Star Private Real Estate Feeder Fund 3rd3	46.65	Korea	Investment Trust
Kookmin Bank	KB Global Private Real Estate Debt Fund 3rd(USD) [3]	99.50	Korea	Investment Trust

[1]	On May 16, 2018, the Bank converted Kookmin Bank Int’I Ltd. into a London branch of the Bank. This conversion is a business

148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

combination of entities under common control. The Bank accounted the business combination under carrying amount method, and the transferred assets and liabilities are measured at the carrying amount included in the consolidated financial statements. At the date of the combination, the transferred assets and liabilities amounted to ~~W~~ 480,161 million and ~~W~~ 480,023 million, respectively.
[2]

The Bank controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.

[3]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.

KB Western Inland highway Private Special Asset Fund(SOC) and Koratevien Specialist Private Equity Fund 1 as structured companies that hold more than half of their ownership percentage but do not have the strength to related activities in accordance with agreements with trust and other sharerholders are excluded from the consolidation.

The condensed financial information of major subsidiaries as at December 31, 2019 and 2018, and for the years ended December 31, 2019 and 2018, are as follows:

	2019			2019
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit for the year
Kookmin Bank Int’l Ltd.(London)	37,404	887	36,517	558	293
Kookmin Bank Cambodia PLC.	307,604	208,670	98,934	15,815	2,851
Kookmin Bank (China) Ltd.	3,032,642	2,599,516	433,126	135,117	12,462
KB Microfinance Myanmar Co.,Ltd	24,188	2,559	21,629	4,349	(149)
Personal pension trust and 10 others	4,413,755	4,299,288	114,467	141,162	3,515

	2018			2018
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit for the year
Kookmin Bank Int’l Ltd.(London)	35,923	940	34,983	7,330	1,331
Kookmin Bank Hongkong Ltd.[1]	—	—	—	5,716	5,434
Kookmin Bank Cambodia PLC.	197,135	104,328	92,807	10,307	1,621
Kookmin Bank (China) Ltd.	2,605,033	2,192,469	412,564	138,453	14,819
KB Microfinance Myanmar Co.,Ltd	20,941	879	20,062	2,783	538
Personal pension trust and 10 others	4,284,440	4,173,488	110,952	144,767	3,966

[1]	Liquidation was completed during the year ended December 31, 2018.

149

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity are as follows:

•

The Bank provides the capital commitments of ~~W~~172,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ~~W~~ 817 million has not been utilized, of ~~W~~ 57,878 million to Meritz Private Real Estate fund No.9-2, of which ~~W~~ 24,258 million has not been utilized, and of ~~W~~ 100,000 million to KB Core Blind Private Estate Fund 1st, of which ~~W~~ 66,842 million has not been utilized. Based on the investment agreement, the Bnak is subject to increase its investment upon the request of the asset management company or agreement among existing investors.

•

The Bank has provided purchase commitment and grant of credit to the structured entities that are considered as subsidiaries. The Bank should purchase unsold commercial paper securities if there is a shortage of the investors for the commercial paper securities issued by the structured entity. If events causing the cessation of the issuance of commercial paper securities occur or if the structured entities become insolvent, the Bank should provide loans to the structured entities under certain conditions.

(In millions of Korean won)	2019
KH the 2nd L.L.C.	41,309
Silver Investment 2nd Inc.	50,000
KH the 3rd L.L.C.	30,100
KBH the 1st L.L.C.	8,070
HLD the 3rd L.L.C.	111,600
KBH the 3rd L.L.C.	30,217
KBC the 2nd L.L.C.	30,186
KLD the 1st L.L.C.	13,100
LOG the 3rd L.L.C.	24,300
KBL Incheon 1st L.L.C.	101,000
KB DTower 1st L.L.C.	50,151
KB Display 1st L.L.C.	100,303
KB First Park L.L.C.	48,450
KB Aluminium the 1st L.L.C.	50,236
KB INO 2nd L.L.C.	30,131
KBH the 5th L.L.C.	25,072
KB Happy 1st L.L.C.	50,138
KL Industrial the 2nd L.L.C.	30,164
KB Socio the 1st L.L.C.	30,187
KL Industrial the 1st L.L.C.	30,158
KBST the 1st L.L.C.	30,078
KBH the 4th L.L.C.	30,168
KB Geumjeong Hill L.L.C.	65,130
KBM the 1st L.L.C.	45,220
KB Future the 1st L.L.C.	30,127
Great Forest the 1st L.L.C	25,149
KBC the 3rd L.L.C.	35,074
KBH the 6th L.L.C.	50,064
KB industry 2nd L.L.C.	30,151
Beomuh Landmark the 2nd L.L.C.	60,216
KB Firstville the 1st L.L.C.	19,081
KB Handok the 1st L.L.C.	30,029
KB Heracles the 1st L.L.C.	25,131
KB World Vista the 1st L.L.C.	19,790
SLT Gamsam Co., Ltd.	24,300
K Plus the 1st L.L.C	200,369

150

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

•

The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

KBH the 5th L.L.C and 26 other subsidiaries were newly included in the consolidation scope, and KL the 1st L.L.C. and 19 other subsidiaries were excluded from the scope of consolidation due to resale during the year ended December 31, 2019.

39. Leases

The amounts recognized in the separate statements of financial position

The separate statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	December 31, 2019	January 1, 2019
Right-of-use property and equipment[1]
Real estate	331,108	341,286
Vehicles	7,847	10,860
Others	15,319	10,952

	354,274	363,098
Right-of-use intangible assets[1]	9,639	15,162

	9,639	15,162

	363,913	378,260

Lease liabilities	334,037	327,102

[1]	It is included in property and equipment, intangible assets and other liabilities.

151

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

The amounts recognized in statements of comprehensive income

The amounts related to lease recognized in statement of comprehensive income for the year ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	2019	2018
Depreciation and amortization of right-of-use assets
Real estate	192,816	—
Vehicles	13,403	—
Others	6,972	—
Intangible asset	6,519	—

	219,710	—

Interest expenses on the lease liabilities (Included in finance charges)	7,360	—
Expense relating to short-term leases (Included in administrative expenses)	1,996	—
Expense relating to leases of low-value assets that are not short-term leases (Included in administrative expenses)	1,034	—

The total cash outflow for leases in 2019 was ~~W~~ 161,756 million.

Finance Lease - 2018

The future minimum lease payments classified as a finance lease as at December 31, 2018 is as follows:

(In millions of Korean won)	2018
Net carrying amount of finance lease assets	26,083
Minimum lease payments	8,230
Within 1 year	5,824
1-5 years	2,406
Present value of minimum lease payments	8,065
Within 1 year	5,716
1-5 years	2,349

152

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Operating Lease - 2018

The Bank as an Operating Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as at December 31, 2018, is as follows:

(In millions of Korean won)	2018
Minimum lease payments	330,758
Within 1 year	131,418
1-5 years	182,665
Over 5 years	16,675
Minimum sublease payments	(2,323)

The lease payments reflected in profit or loss for the year ended December 31, 2018 is as follows:

(In millions of Korean won)	2018
Lease payments reflected in profit or loss	154,412
Minimum lease payments	156,181
Sublease payments	(1,769)

The Bank as an Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as at December 31, 2019 and 2018 is as follows:

(In millions of Korean won)	2019	2018
Minimum lease receipts	6,280	6,786
Within 1 year	4,197	4,464
1-5 years	2,083	2,322

153

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

40. Related Party Transactions

Profit or loss arising from transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Parent
KB Financial Group Inc.	Fee and commission income	5,355	4,644
	Other non-operating income	932	808
	Interest expense	1,574	5,178
	Fee and commission expense	1	—
	Other operating expenses	69	—
	General and administrative expenses	841	778
Subsidiaries
Kookmin Bank Int’l Ltd. (London)	Interest income	—	1,068
	Fee and commission income	—	10
	Other non-operating income	—	131
Kookmin Bank Cambodia PLC.	Interest income	2,947	1,105
	Fee and commission income	18	14
	Other non-operating income	180	212
Kookmin Bank (China) Ltd.	Interest income	31,773	17,739
	Fee and commission income	235	119
KB Microfinance Myanmar Co.,Ltd.	Other non-operating income	105	77
Trust	Fee and commission income	17,383	18,508
	Interest expense	2,603	2,901
KB Wise Star Private Real Estate Feeder Fund 1st	Fee and commission income	23	17
	Interest expense	7	7
Securitization SPE	Reversal of credit losses	200	—
	Interest expense	1	1

154

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Structured entities	Interest income	204	166
	Fee and commission income	10,242	9,026
	Gains on financial assets/liabilities at fair value through profit or loss	11,117	12,999
	Reversal of credit losses	3	—
	Interest expense	165	23
	Losses on financial assets/liabilities at fair value through profit or loss	694	595
	Provision for credit losses	63	6
KB Multi-Asset Private Securities Fund (Bond Mixed-ETF)[1]	Fee and commission income	—	53
KB Multi-Asset Private Securities Fund S-1(Bond Mixed) [1]	Fee and commission income	2	37
KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed)[1]	Fee and commission income	3	36
	Gains on financial assets/liabilities at fair value through profit or loss	491	15,199
	Losses on financial assets/liabilities at fair value through profit or loss	—	7,103
KB Haeoreum private securities investment trust 83(Bond)	Fee and commission income	54	91
Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Fee and commission income	32	25
NH-Amundi Global Private Securities Investment Trust 1 (USD) (BOND)	Fee and commission income	6	3
KB Leaders Private placement fund 10[Bond][1]	Fee and commission income	1	—
KB Core Blind Private Estate Fund 1st	Interest income	18	—
	Fee and commission income	1	—
	Interest expense	5	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Interest income	1,325	459
	Fee and commission income	14,298	15,770
	Gains on financial assets/liabilities at fair value through profit or loss	39,373	8,583
	Reversal for credit losses	6	—
	Other non-operating income	3,658	2,667
	Interest expense	6,163	3,771
	Fee and commission income	684	957
	Losses on financial assets/liabilities at fair value through profit or loss	13,616	8,448
	Other operating expense	134	—
	Provision for credit losses	—	21
	General and administrative expenses	—	8,361

155

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB Asset Management Co., Ltd.	Fee and commission income	1,201	1,085
	Other non-operating income	4	4
	Interest expense	90	95
	General and administrative expenses	500	458
KB Real Estate Trust Co., Ltd.	Fee and commission income	211	134
	Other non-operating income	45	42
	Interest expense	328	197
	Fee and commission expense	1,899	2,282
KB Investment Co., Ltd.	Fee and commission income	42	23
	Interest expense	1,019	376
KB Credit Information Co., Ltd.	Fee and commission income	64	58
	Other non-operating income	232	205
	Interest expense	134	85
	Fee and commission expense	20,485	16,738
KB Data System Co., Ltd.	Fee and commission income	225	202
	Other non-operating income	92	98
	Interest expense	309	250
	General and administrative expenses	50,074	50,803
KB Life Insurance Co., Ltd.	Fee and commission income	14,075	12,471
	Gains on financial assets/liabilities at fair value through profit or loss	14,612	14,064
	Other non-operating income	37	82
	Interest expense	9	8
	Fee and commission expense	8	12
	Losses on financial assets/liabilities at fair value through profit or loss	2,853	3,421
	Other operating expenses	11	—
	General and administrative expenses	1,286	1,582
KB Kookmin Card Co., Ltd.	Interest income	3,910	3,855
	Fee and commission income	211,806	211,328
	Gains on financial assets/liabilities at fair value through profit or loss	2,348	2,730
	Reversal of credit losses	53	7
	Other non-operating income	1,314	983
	Interest expense	1,073	870
	Fee and commission expense	1,732	1,587
	Losses on financial assets/liabilities at fair value through profit or loss	38	400
	General and administrative expenses	153	216
KB Savings Bank Co., Ltd.	Fee and commission income	736	379

156

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	Other non-operating income	50	44
	Interest expense	6	2
	Fee and commission expense	17	24
KB Capital Co., Ltd.	Interest income	2,907	1,989
	Fee and commission income	2,968	2,311
	Other non-operating income	167	208
	Interest expense	670	1,138
	Fee and commission expense	44	61
	Other operating expense	—	5
	Provision for credit losses	46	163
	General and administrative expenses	—	16
KB Insurance Co., Ltd.	Interest income	79	45
	Fee and commission income	23,458	22,948
	Gains on financial instruments at fair value through profit or loss	74,576	24,999
	Other non-operating income	361	363
	Interest expense	1,123	1,265
	Fee and commission expense	1	967
	Losses on financial instruments at fair value through profit or loss	7,468	4,328
	Other operating expense	—	16
	Provision for credit losses	6	—
	General and administrative expenses	15,576	15,667
Hanbando BTL Private Special Asset Fund	Fee and commission income	149	160
KB Senior Loan Private Fund No.1	Fee and commission income	8	20
KB Evergreen Private Securities Fund 98(Bond)[1]	Fee and commission income	—	5
KB AMP Infra Private Special Asset Fund 1(FoFs)	Fee and commission income	11	5
KB Onkookmin 2020 TDF Fund(FoFs)[1]	Fee and commission income	—	1
KB Onkookmin 2025 TDF Fund(FoFs) [1]	Fee and commission income	2	1
KB Onkookmin 2030 TDF Fund(FoFs)	Fee and commission income	2	1
KB Onkookmin 2035 TDF Fund(FoFs) [1]	Fee and commission income	—	2
KB Onkookmin 2040 TDF Fund(FoFs) [1]	Fee and commission income	—	1
KB Onkookmin 2045 TDF Fund(FoFs)	Fee and commission income	1	1
KB Onkookmin 2050 TDF Fund(FoFs) [1]	Fee and commission income	—	1
KB Muni bond Private Securities Fund 1(USD)(Bond)	Fee and commission income	11	10

157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB Global Private Real Estate Debt Fund 1	Fee and commission income	10	5
KB Na Compass Energy Private Special Asset Fund	Fee and commission income	8	5
KB Star Office Private Real Estate Master Fund 3	Interest income	619	433
	Interest expense	110	48
KB Star Office Private Real Estate Master Fund 4	Interest income	760	396
	Fee and commission income	19	10
	Interest expense	33	13
KB Korea Short Term Premium Private Securities 4(USD) [1]	Fee and commission income	2	—
	Losses on financial assets/liabilities at fair value through profit or loss	2,931	—
KB Korea Short Term Premium Private Securities 5(USD) [1]	Fee and commission income	9	2
	Gains on financial assets/liabilities at fair value through profit or loss	1,347	—
	Losses on financial assets/liabilities at fair value through profit or loss	12,104	—
KB Korea Short Term Premium Private Securities 10(USD)	Fee and commission income	1	—
KB Global Core Bond Securities Master Fund(Bond)	Fee and commission income	23	2
	Gains on financial assets/liabilities at fair value through profit or loss	1,276	—
	Losses on financial assets/liabilities at fair value through profit or loss	28	—
KB AU Infigen Energy Private Special Asset Fund	Fee and commission income	4	—
KB AU Infigen Energy Private Special Asset Fund 2	Fee and commission income	6	—
KB NA Loan Specialty Private Real Estate Investment Trust 1	Fee and commission income	1	—
	Gains on financial assets/liabilities at fair value through profit or loss	4	—
	Losses on financial assets/liabilities at fair value through profit or loss	335	—
KB NA Loan Specialty Private Real Estate Investment Trust 3	Fee and commission income	1	—
	Gains on financial assets/liabilities at fair value through profit or loss	209	—
	Losses on financial assets/liabilities at fair value through profit or loss	14	—

158

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	—	4
	Interest expense	21	127
	Fee and commission expense	1,601	1,486
Incheon Bridge Co., Ltd.	Interest income	8,612	9,426
	Fee and commission income	—	9
	Gains on financial assets/liabilities at fair value through profit or loss	4,975	2,655
	Reversal of credit losses	5	—
	Interest expense	483	296
	Fee and commission expense	7	2
	Provision for credit losses	—	1
Dongjo Co., Ltd.	Reversal of credit losses	—	31
Dae-A Leisure Co., Ltd.	Interest expense	8	9
KB12-1 Venture Investment Partnership	Interest expense	3	24
Future Planning KB Start-up Creation Fund	Interest expense	—	18
KB High-tech Company Investment Fund	Interest expense	26	27
Aju Good Technology Venture Fund	Interest expense	22	30
KB-KDBC Pre-IPO New Technology Business Investment Fund	Interest expense	58	39
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	8	7
KB-Brain KOSDAQ Scale-up Fund	Interest expense	89	21
KB Global Platform Fund	Interest expense	193	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	208	93
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Interest income	191	189
	Fee and commission income	—	1
	Reversal of credit losses	13	—
	Interest expense	1	—
	Provision for credit losses	—	14
KB No.8 Special Purpose Acquisition Company[1]	Interest expense	—	17
KB No.9 Special Purpose Acquisition Company[1]	Interest expense	(23)	43
KB No.10 Special Purpose Acquisition Company[1]	Interest expense	18	30
KB No.11 Special Purpose Acquisition Company[1]	Interest expense	9	12
KB No.17 Special Purpose Acquisition Company	Interest expense	28	—

159

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB No.18 Special Purpose Acquisition Company	Interest expense	28	—
KB No.19 Special Purpose Acquisition Company	Interest expense	8	—
KB No.20 Special Purpose Acquisition Company	Interest expense	3	—
RAND Bio Science Co., Ltd.	Interest expense	5	3
Wise Asset Management Co., Ltd.	Interest expense	2	9
Food Factory Co., Ltd.	Interest income	41	9
	Fee and commission expense	12	1
	Provision for credit losses	1	1
Acts CO.,LTD	Interest income	1	—
APRO CO.,LTD.	Interest income	19	—
	Interest expense	4	1
	Fee and commission expense	17	—
JLK Inspection Co., Ltd[1]	Interest expense	1	—
Rainist Co., Ltd.	Fee and commission income	39	—
	Interest expense	—	2
Spark Biopharma Inc.[1]	Interest expense	59	25
Stratio, Inc.	Interest expense	1	—
NEXELON Inc.[1]	Interest expense	2	—
CellinCells. Co. Ltd.	Interest expense	19	—
Bomap, Inc	Interest expense	1	—
BNF Corporation Ltd.	Provision for credit losses	1	—
KB Pre IPO Secondary Venture Fund 1st	Interest expense	7	27
POSCO-KB Shipbuilding Fund	Interest expense	—	81
Ino Landing Lab Inc.[1]	Fee and commission income	—	1
Other
Retirement pension	Fee and commission income	939	876
	Interest expense	4	3

[1]	Not considered to be the Bank’s related party as at December 31, 2019.

160

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Parent
KB Financial Group Inc.	Other assets	35	4,545
	Deposits	18,537	69,621
	Other liabilities	418,286	643,010
Subsidiaries
Kookmin Bank Int’l Ltd. (London)	Other assets	601	580
	Deposits	37,387	—
Kookmin Bank Cambodia PLC.	Cash and due from financial institutions	1,990	228
	Loans at amortized cost (Gross amount)	115,780	55,905
	Other assets	1,266	739
	Deposits	9,126	2,017
	Other liabilities	88	19
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	19,611	14,717
	Loans at amortized cost (Gross amount)	1,169,378	860,937
	Other assets	9,940	41,518
	Deposits	758	1,963
	Debts	139,382	248,398
	Other liabilities	—	210
KB Microfinance Myanmar Co., Ltd.	Other liabilities	14	10
Trust	Other assets	20,939	17,446
	Other liabilities	97,572	118,355
KB Wise Star Private Real Estate Feeder Fund 1st	Other assets	7	5
	Deposits	422	413
	Other liabilities	2	2
Securitization SPE	Deposits	1,095	1,310
Structured entities	Derivative assets	13,164	6,519
	Loans at amortized cost (Gross amount)	3,682	3,129
	Allowances	6	5
	Other assets	6	187
	Derivative liabilities	—	746
	Deposits	32,124	31,866
	Provisions	64	4
	Other liabilities	2,758	1,931
KB Multi-Asset Private Securities Fund S-1(Bond Mixed)[1]	Other assets	—	4
KB Multi-Asset Private Securities Master Fund P-1 (Bond Mixed)[1]	Derivative liabilities	—	4,058
KB Haeoreum private securities investment trust 83 (Bond)	Other assets	8	6

161

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Mirae Asset Triumph Global Privately placed Feeder Investment Trust 1	Other assets	7	7
NH-Amundi Global Private Securities Investment Trust 1(USD)(BOND)	Other assets	1	3
KB Core Blind Private Estate Fund 1st	Loans at amortized cost(Gross amount)	10,000	—
	Other assets	19	—
	Deposits	5,063	—
	Other liabilities	5	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Derivative assets	9,424	3,935
	Loans at amortized cost(Gross amount)	65,289	25,617
	Allowances	23	21
	Other assets	18,320	8,644
	Derivative liabilities	3,979	1,412
	Deposits	423,053	334,470
	Provisions	30	37
	Other liabilities	14,825	15,473
KB Asset Management Co., Ltd.	Other assets	260	209
	Deposits	6,929	3,284
	Other liabilities	6	6
KB Real Estate Trust Co., Ltd.	Other assets	2	—
	Deposits	49,708	27,321
	Other liabilities	368	350
KB Investment Co., Ltd.	Other assets	41	—
	Deposits	62,686	20,784
	Other liabilities	53	17
KB Credit Information Co., Ltd.	Deposits	4,047	4,240
	Other liabilities	6,022	5,659
KB Data System Co., Ltd.	Other assets	886	322
	Deposits	21,642	18,059
	Other liabilities	5,372	4,397
KB Life Insurance Co., Ltd.	Derivative assets	—	270
	Other assets	3,804	1,827
	Derivative liabilities	1,532	1,197
	Deposits	571	1,576
	Other liabilities	506	507
KB Kookmin Card Co., Ltd.	Derivative assets	676	—
	Loans at amortized cost(Gross amount)	16,209	—
	Allowances	6	—
	Other assets	30,936	24,582
	Derivative liabilities	—	612
	Deposits	65,518	84,089
	Provisions	237	296

162

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	Other liabilities	59,277	59,748
KB Savings Bank Co., Ltd.	Other assets	144	2
	Other liabilities	389	391
KB Capital Co., Ltd.	Loans at amortized cost (Gross amount)	64,489	54,787
	Allowances	269	227
	Other assets	1,804	574
	Deposits	126,878	64,283
	Provision	12	—
	Other liabilities	1,337	57
KB Insurance Co., Ltd.	Derivative assets	15,612	7,034
	Other assets	8,549	12,143
	Derivative liabilities	6,453	5,265
	Deposits	5,485	2,745
	Debentures	29,991	30,002
	Provisions	6	—
	Other liabilities	3,168	1,929
Hanbando BTL Private Special Asset Fund	Other assets	36	39
KB Senior Loan Private Fund No.1	Other assets	1	3
KB AMP Infra Private Special Asset Fund 1	Other assets	1	1
KB KBSTAR Mid-Long Term KTB Active ETF(Bond)		500	—
KB Onkookmin 2030 TDF Fund(FoFs)	Other assets	1	—
KB Muni bond Private Securities Fund 1 (USD)	Other assets	2	2
KB Global Private Real Estate Debt Fund 1 (FoFs)	Other assets	2	2
KB Na Compass Energy Private Special Asset Fund	Other assets	1	1
KB Star Office Private Real Estate Master Fund 3	Loans at amortized cost (Gross amount)	—	24,000
	Other assets	—	12
	Deposits	7,364	5,361
	Other liabilities	58	48
KB Star Office Private Real Estate Master Fund 4	Loans at amortized cost (Gross amount)	20,000	20,000
	Other assets	13	13
	Deposits	1,983	1,629
	Other liabilities	16	13
KB Korea Short Term Premium Private Securities 5(USD)(Bond)[1]	Other assets	—	2
KB Korea Short Term Premium Private Securities 10(USD)(Bond)	Other assets	1	—
KB Global Core Bond Securities Master Fund(Bond)	Other assets	2	2

163

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB AU Infigen Energy Private Special Asset Fund	Other assets	1	—
KB AU Infigen Energy Private Special Asset Fund 2	Other assets	1	—
KB NA Loan Specialty Private Real Estate Investment Trust 1	Other assets	1	—
	Derivative liabilities	335	—
KB NA Loan Specialty Private Real Estate Investment Trust 3	Other assets	1	—
	Derivative liabilities	6	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,966	15,674
	Other liabilities	—	33
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	37,857	32,882
	Loans at amortized cost (Gross amount)	147,700	158,200
	Allowances	11	14
	Other assets	520	736
	Deposits	45,447	43,666
	Provisions	6	7
	Other liabilities	346	24
Doosung Metal Co., Ltd.	Deposits	—	3
Jungdo Steel Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	753	1,229
	Other liabilities	14	7
Carlife Co., Ltd.	Deposits	—	2
Computerlife Co., Ltd.	Deposits	1	1
Skydigital INC.	Deposits	25	16
Jo Yang Industrial Co., Ltd.	Deposits	2	—
KB12-1 Venture Investment Partnership	Deposits	440	245
	Other liabilities	—	1
KB High-tech Company Investment Fund	Deposits	11,755	275
	Other liabilities	2	—
Aju Good Technology Venture Fund	Deposits	5,456	6,439
	Other liabilities	2	2
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,054	7,088
	Other liabilities	4	3
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	12	618
KB-Brain KOSDAQ Scale-up Fund	Deposits	13,118	18,813
	Other liabilities	4	7
KB Global Platform Fund	Deposits	17,928	—
	Other liabilities	9	—
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	8,293	7,946
	Other liabilities	66	58

164

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loans at amortized cost (Gross amount)	1,900	8,300
	Allowances	4	18
	Other assets	—	9
	Deposits	8	5
	Provisions	13	11
	Other liabilities	2	2
KB No.9 Special Purpose Acquisition Company[1]	Deposits	—	2,275
	Other liabilities	—	42
KB No.10 Special Purpose Acquisition Company[1]	Deposits	—	1,666
	Other liabilities	—	11
KB No.11 Special Purpose Acquisition Company[1]	Deposits	—	658
	Other liabilities	—	2
KB No.17 Special Purpose Acquisition Company	Deposits	1,742	—
	Other liabilities	27	—
KB No.18 Special Purpose Acquisition Company	Deposits	2,140	—
	Other liabilities	28	—
KB No.19 Special Purpose Acquisition Company	Deposits	1,093	— —
	Other liabilities	7
KB No.20 Special Purpose Acquisition Company	Deposits	1,984	—
	Other liabilities	3	—
RAND Bio Science Co., Ltd.	Deposits	4,452	232
Wise Asset Management Co., Ltd.	Deposits	21	696
	Other liabilities	—	2
Built On Co., Ltd. [1]	Deposits	—	7
Food Factory Co., Ltd.	Loans at amortized cost (Gross amount)	1,987	200
	Allowances	2	1
	Other assets	1	1
	Deposits	1,073	68
	Other liabilities	1	—
Acts Co., Ltd.	Deposits	1	29
Paycoms Co., Ltd.	Deposits	1	1
Big Dipper Co., Ltd.	Deposits	6	182
APRO CO.,LTD.	Loans at amortized cost(Gross amount)	2,016	—
	Deposits	3,201	2,201
	Other liabilities	1	—
Rainist Co., Ltd.	Deposits	—	1
Spark Biopharma Inc.[1]	Deposits	—	2,630
	Other liabilities	—	19
Stratio, Inc.	Deposits	726	516
CellinCells. Co., Ltd.	Deposits	1,545	—
	Other liabilities	1	—
Fabric Types Co., Ltd.	Deposits	395	—
	Other liabilities	2	—
BNF Corporation Ltd.	Loans at amortized cost(Gross amount)	1,400	—

165

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	Other assets	2	—
	Deposits	947	—
	Other liabilities	6	—
KB IGen Private Equity Fund No.1	Deposits	147	148
KB Pre IPO Secondary Venture Fund 1	Deposits	2,955	1,115
	Other liabilities	1	1
Key management	Loans at amortized cost (Gross amount)	3,423	2,218
	Allowances	1	—
	Other assets	3	2
	Deposits	8,370	8,119
	Other liabilities	38	37
Other
Retirement pension	Other assets	366	331
	Other liabilities	17,620	16,388

[1]	Not considered to be the Bank’s related party as at December 31, 2019.

Right-of-use assets and Lease liabilities with related parties as at December 31, 2019, are as follows:

((In millions of Korean won)		2019
Parent’s Subsidiaries
KB Securities Co., Ltd.	Right-of-use assets	13,863
	Lease liabilities	16,658
KB Kookmin Card Co., Ltd.	Right-of-use assets	168
	Lease liabilities	28
KB Capital Co., Ltd.	Right-of-use assets	9
	Lease liabilities	23
KB Insurance Co., Ltd.	Right-of-use assets	5,693
	Lease liabilities	5,751

166

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Notional amount of derivative assets and liabilities arising from the related party transactions as at December 31, 2019 and 2018, are as follows:

((In millions of Korean won)		2019	2018
Subsidiaries
KL the 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	50,000
KH the 2nd L.L.C	Notional amount of Derivative financial instruments	40,000	40,000
Silver Investment 2nd Inc.	Notional amount of Derivative financial instruments	50,000	50,000
KL International the 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	30,000
KL the 3rd L.L.C. [1]	Notional amount of Derivative financial instruments	—	30,000
KBM the 1st L.L.C.	Notional amount of Derivative financial instruments	40,000	50,000
KY the 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	24,000
KH the 3rd L.L.C.	Notional amount of Derivative financial instruments	30,000	70,000
KBC the 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	35,000
KH the 4th L.L.C. [1]	Notional amount of Derivative financial instruments	—	25,000
KDL the 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	29,000
KBH the 1st L.L.C.	Notional amount of Derivative financial instruments	6,500	12,500
KBH the 2nd L.L.C.[1]	Notional amount of Derivative financial instruments	—	18,000
KB INO 1st L.L.C.[1]	Notional amount of Derivative financial instruments	—	10,000
LIIV FOR RENTAL 1st L.L.C.[1]	Notional amount of Derivative financial instruments	—	24,000
HLD the 3rd L.L.C.	Notional amount of Derivative financial instruments	112,500	109,200
Leecheon Albatros L.L.C. [1]	Notional amount of Derivative financial instruments	—	20,000
KB HUB the 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	30,000
KBH the 3rd L.L.C.	Notional amount of Derivative financial instruments	30,000	40,000
KBC the 2nd L.L.C.	Notional amount of Derivative financial instruments	30,000	50,000
KLD 1st L.L.C.	Notional amount of Derivative financial instruments	15,200	9,300
LOG the 3rd L.L.C.	Notional amount of Derivative financial instruments	24,300	24,300
KB Green 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	52,500
KBL Incheon 1st L.L.C.	Notional amount of Derivative financial instruments	100,000	100,000
KB DTower 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	50,000

167

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB Display 1st L.L.C.	Notional amount of Derivative financial instruments	100,000	100,000
KB LCC 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	90,000
KB Alminium 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	50,000
KB INO 2nd L.L.C.	Notional amount of Derivative financial instruments	30,000	50,000
KBH the 5th L.L.C.	Notional amount of Derivative financial instruments	25,000	—
KB Happy 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	—
KL Industrial 2nd L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KB Socio the 1st L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KB Industry the 1st L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KBST the 1st L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KB Geumjeong Hill L.L.C.	Notional amount of Derivative financial instruments	64,300	—
KBH the 4th L.L.C.	Notional amount of Derivative financial instruments	30,000	—
Great Forest the 1st L.L.C.	Notional amount of Derivative financial instruments	25,000	—
KBC the 3rd L.L.C.	Notional amount of Derivative financial instruments	35,000	—
KB FUTURE the 1st L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KBH the 6th L.L.C.	Notional amount of Derivative financial instruments	50,000	—
BEOMUH Landmark 2nd L.L.C	Notional amount of Derivative financial instruments	59,000	—
KB Industry the 2nd L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KB Handok the 1st L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KB Heracles the 1st L.L.C.	Notional amount of Derivative financial instruments	25,000	—
KB Plus the 1st L.L.C	Notional amount of Derivative financial instruments	200,000	—
KB Multi-Asset Private Securities Master Fund P-1(Bond Mixed) [1]	Notional amount of Derivative financial instruments	—	231,447
Parent’s subsidiaries
KB Securities Co., Ltd.	Notional amount of Derivative financial instruments	651,372	393,515
KB Life Insurance Co., Ltd.	Notional amount of Derivative financial instruments	104,058	252,213
KB Kookmin Card Co., Ltd.	Notional amount of Derivative financial instruments	44,472	62,611
KB Insurance Co., Ltd.	Notional amount of Derivative financial instruments	799,567	1,127,722
KB NA Loan Specialty Private Real Estate Investment Trust 1	Notional amount of Derivative financial instruments	29,153	—
KB NA Loan Specialty Private Real Estate Investment Trust 3	Notional amount of Derivative financial instruments	95,519	—

[1]	Not considered to be the Bank’s related party as at December 31, 2019.

168

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

In accordance with Korean IFRS 1024, the Bank includes the parent, subsidiaries, the parent’s subsidiaries, associates, associates of the parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Bank and entities regarded as its related parties in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 13 for details on investments in associates and subsidiaries.

Key management includes the directors of the Bank and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

	2019 [1]
(In millions of Korean won)	Beginning	Loans	Repayments	Others	Ending
Subsidiaries
Kookmin Bank Cambodia PLC.	55,905	104,097	46,701	2,479	115,780
Kookmin Bank (China) Ltd.	860,937	1,847,850	1,575,046	35,637	1,169,378
Structured entities[2]	3,129	19,362	18,660	(149)	3,682
KB Core Blind Private Estate Fund 1st	—	10,000	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	25,617	892,470	853,096	298	65,289
KB Kookmin Card Co., Ltd.	—	261,060	244,851	—	16,209
KB Capital Co., Ltd.	54,787	7,624	—	2,078	64,489
KB Star Office Private Real Estate Master Fund 3	24,000	—	24,000	—	—
KB Star Office Private Real Estate Master Fund 4	20,000	—	—	—	20,000
Associate
Incheon Bridge Co., Ltd.	191,082	—	10,500	4,975	185,557
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	8,300	27,998	34,398	—	1,900
Food Factory Co., Ltd	200	1,800	20	7	1,987
APRO CO.,LTD.	—	2,000	—	16	2,016
BNF Corporation Ltd.	—	—	—	1,400	1,400
Acts Co., Ltd.	—	68	68	—	—
Key management [4]	2,218	638	555	1,122	3,423

169

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

	2018 [1]
(In millions of Korean won)	Beginning	Loans	Repayments	Others	Ending
Subsidiaries
Kookmin Bank Int’l Ltd. (London)	332,051	42,853	226,989	(147,915)	—
Kookmin Bank Cambodia PLC.	42,856	55,577	43,903	1,375	55,905
Kookmin Bank (China) Ltd.	514,272	1,206,165	885,046	25,546	860,937
Structured entities[3]	2,077	19,162	18,110	—	3,129
Parent’s subsidiaries
KB Securities Co., Ltd.	4,346	1,369,958	1,348,687	—	25,617
KB Kookmin Card Co., Ltd.	6,806	161,281	168,087	—	—
KB Capital Co., Ltd.	19,285	33,711	—	1,791	54,787
KB Star Office Private Real Estate Master Fund 3	—	24,000	—	—	24,000
KB Star Office Private Real Estate Master Fund 4	—	20,000	—	—	20,000
Associates
Incheon Bridge Co., Ltd.	203,126	—	14,700	2,656	191,082
Dongjo Co., Ltd.	116	—	116	—	—
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	—	50,053	41,753	—	8,300
Food Factory Co., Ltd.	200	—	—	—	200
Key management [4]	1,619	108	836	1,327	2,218

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes details of KL the 1st L.L.C. and 13 others that are excluded from related parties.
[3]	Includes details of KLFood the 1st L.L.C. that are excluded from related parties during the year ended December 31, 2018.
[4]	Includes details of loan transactions that occurred before they became related parties.

170

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Significant lending transactions with related parties for the years ended December 31, 2019 and 2018, are as follows:

		2019
(In millions of Korean won)		Beginning	Increase	Decrease	Others[1]	Ending
Parent
KB Financial Group Inc..	Deposits	69,621	310,000	370,000	8,916	18,537
Subsidiaries
Kookmin Bank Int`l Ltd.(London)	Deposits	—	—	—	37,387	37,387
Kookmin Bank Cambodia PLC.	Deposits	2,017	—	—	7,109	9,126
Kookmin Bank (China) Ltd.	Deposits	1,963	—	—	(1,205)	758
	Debts	248,398	—	—	(109,016)	139,382
Securitization SPE	Deposits	1,310	—	—	(215)	1,095
KB Wise Star Private Real Estate Feeder Fund 1st	Deposits	413	9	—	—	422
Structured entities	Deposits	31,866	24,053	—	(23,795)	32,124
KB Core Blind Private Estate Fund 1st	Deposits	—	5,063	—	—	5,063
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	3,284	—	—	3,645	6,929
KB Real Estate Trust Co., Ltd.	Deposits	27,321	—	—	22,387	49,708
KB Investment Co., Ltd.	Deposits	20,784	410,000	365,000	(3,098)	62,686
KB Credit Information Co., Ltd.	Deposits	4,240	1,611	1,425	(379)	4,047
KB Data System Co., Ltd.	Deposits	18,059	18,500	13,500	(1,417)	21,642
KB Life Insurance Co., Ltd.	Deposits	1,576	—	—	(1,005)	571
KB Kookmin Card Co., Ltd.	Deposits	84,089	22,000	22,000	(18,571)	65,518
KB Capital Co., Ltd.	Deposits	64,283	—	—	62,595	126,878
KB Insurance Co., Ltd.	Deposits	2,745	—	—	2,740	5,485
	Debentures	30,002	—	—	(11)	29,991
KB Securities Co., Ltd.	Deposits	334,470	96,445	75,000	67,138	423,053
KB Star Office Private Real Estate Master Fund 3	Deposits	5,361	2,003	—	—	7,364

171

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB Star Office Private Real Estate Master Fund 4	Deposits	1,629	354	—	—	1,983
Associates
Korea Credit Bureau Co., Ltd.	Deposits	15,674	—	3,000	5,292	17,966
Incheon Bridge Co., Ltd.	Deposits	43,666	25,260	5,260	(18,219)	45,447
Doosung Metal Co., Ltd.	Deposits	3	—	—	(3)	—
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	1,229	—	—	(476)	753
Carlife Co., Ltd.	Deposits	2	—	—	(2)	—
Computerlife Co., Ltd.	Deposits	1	—	—	—	1
Skydigital INC.	Deposits	16	—	—	9	25
Jo Yang Industrial Co., Ltd.	Deposits	—	—	—	2	2
KB12-1 Venture Investment Partnership	Deposits	245	—	—	195	440
KB High-tech Company Investment Fund	Deposits	275	5,500	5,500	11,480	11,755
Aju Good Technology Venture Fund	Deposits	6,439	—	—	(983)	5,456
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	7,088	15,000	10,000	(5,034)	7,054
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	618	—	—	(606)	12
KB-Brain KOSDAQ Scale-up Fund	Deposits	18,813	—	—	(5,695)	13,118
KB Global Platform Fund	Deposits	—	—	—	17,928	17,928
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	7,946	5,018	5,072	401	8,293
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	5	—	—	3	8

172

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB No.9 Special Purpose Acquisition Company[2]	Deposits	2,275	—	2,266	(9)	—
KB No.10 Special Purpose Acquisition Company [2]	Deposits	1,666	—	1,618	(48)	—
KB No.11 Special Purpose Acquisition Company[2]	Deposits	658	—	530	(128)	—
KB No.17 Special Purpose Acquisition Company	Deposits	—	1,500	—	242	1,742
KB No.18 Special Purpose Acquisition Company	Deposits	—	2,200	100	40	2,140
KB No.19 Special Purpose Acquisition Company	Deposits	—	1,000	—	93	1,093
KB No.20 Special Purpose Acquisition Company	Deposits	—	1,500	—	484	1,984
RAND Bio Science Co., Ltd.	Deposits	232	1,900	—	2,320	4,452
Wise Asset Management Co., Ltd.	Deposits	696	—	682	7	21
Built On Co., Ltd. [2]	Deposits	7	—	—	(7)	—
Food Factory Co., Ltd.	Deposits	68	—	—	1,005	1,073
Acts Co., Ltd.	Deposits	29	—	—	(28)	1
Paycoms Co., Ltd.	Deposits	1	—	—	—	1
Big Dipper Co., Ltd.	Deposits	182	—	—	(176)	6
APRO CO.,LTD.	Deposits	2,201	—	—	1,000	3,201
Rainist Co., Ltd.	Deposits	1	—	—	(1)	—
Spark Biopharma Inc.[2]	Deposits	2,630	17,000	9,000	(10,630)	—
Stratio, Inc.	Deposits	516	—	—	210	726
Nexelon Inc.[2]	Deposits	—	—	200	200	—
CellinCells Co., Ltd	Deposits	—	—	—	1,545	1,545
KB IGen Private Equity Fund No.1	Deposits	148	—	—	(1)	147
KB Pre IPO Secondary	Deposits	1,115	—	—	1,840	2,955
Fabric Types Co., Ltd	Deposits	—	—	—	395	395
BNF Corporation Ltd.	Deposits	—	—	—	947	947
Key management[3]	Deposits	8,119	8,724	8,232	(241)	8,370

173

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

		2018
(In millions of Korean won)		Beginning	Increase	Decrease	Others[1]	Ending
Parent
KB Financial Group Inc..	Deposits	46,062	1,555,000	1,495,000	(36,441)	69,621
Subsidiaries
Kookmin Bank Hongkong Ltd.[2]	Deposits	22,209	—	—	(22,209)	—
Kookmin Bank Int’l Ltd. (London)	Debts	124,543	—	—	(124,543)	—
Kookmin Bank Cambodia PLC.	Deposits	5,096	—	—	(3,079)	2,017
	Debts	1,342	—	—	(1,342)	—
Kookmin Bank (China) Ltd.	Deposits	1,064	—	—	899	1,963
	Debts	173,892	—	—	74,506	248,398
Securitization SPE	Deposits	1,323	—	—	(13)	1,310
KB Wise Star Private Real Estate Feeder Fund 1st	Deposits	405	8	—	—	413
Structured entities	Deposits	384	—	—	31,482	31,866
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Deposits	8,958	—	—	(5,674)	3,284
KB Real Estate Trust Co., Ltd.	Deposits	16,187	—	—	11,134	27,321
KB Investment Co., Ltd.	Deposits	19,816	56,200	68,200	12,968	20,784
KB Credit Information Co., Ltd.	Deposits	4,444	1,569	1,409	(364)	4,240
KB Data System Co., Ltd.	Deposits	15,036	11,500	10,700	2,223	18,059
KB Life Insurance Co., Ltd.	Deposits	372	—	—	1,204	1,576
KB Kookmin Card Co., Ltd.	Deposits	85,091	22,000	22,000	(1,002)	84,089
KB Capital Co., Ltd.	Deposits	73,906	—	—	(9,623)	64,283
KB Insurance Co., Ltd.	Deposits	2,941	—	—	(196)	2,745
	Debentures	49,981	—	—	(19,979)	30,002
KB Securities Co., Ltd.	Deposits	436,508	111,996	82,512	(131,522)	334,470

174

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB Star Office Private Real Estate Master Fund 3	Deposits	—	5,361	—	—	5,361
KB Star Office Private Real Estate Master Fund 4	Deposits	—	1,629	—	—	1,629
Associates
Korea Credit Bureau Co., Ltd.	Deposits	25,513	8,000	16,000	(1,839)	15,674
Incheon Bridge Co., Ltd.	Deposits	48,795	1,260	1,270	(5,119)	43,666
Terra Co., Ltd.	Deposits	10	—	—	(10)	—
Jungdong Steel Co., Ltd.	Deposits	3	—	—	(3)	—
Doosung Metal Co., Ltd.	Deposits	—	—	—	3	3
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	466	479	466	750	1,229
Daesang Techlon Co., Ltd.[2]	Deposits	2	—	—	(2)	—
Carlife Co., Ltd.	Deposits	—	—	—	2	2
Computerlife Co., Ltd.	Deposits	—	—	—	1	1
Skydigital INC.	Deposits	—	—	—	16	16
KB12-1 Venture Investment Partnership	Deposits	4,963	—	—	(4,718)	245
Future Planning KB Start-up Creation Fund	Deposits	—	9,000	9,000	—	—
KB High-tech Company Investment Fund	Deposits	7,212	—	—	(6,937)	275
Aju Good Technology Venture Fund	Deposits	2,771	—	—	3,668	6,439
KB-KDBC New Technology Business Investment Fund	Deposits	7,500	—	—	(412)	7,088
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	—	—	—	618	618

175

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB-Brain KOSDAQ Scale-up Fund	Deposits	—	—	—	18,813	18,813
Associate of Parent
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,962	351	—	633	7,946
Associates of parent’s subsidiaries
SY Auto Capital Co., Ltd.	Deposits	6	—	—	(1)	5
KB No.8 Special Purpose Acquisition Company 1[2]	Deposits	2,339	—	2,300	(39)	—
KB No.9 Special Purpose Acquisition Company[2]	Deposits	2,309	2,266	2,234	(66)	2,275
KB No.10 Special Purpose Acquisition Company[2]	Deposits	1,698	1,618	1,618	(32)	1,666
KB No.11 Special Purpose Acquisition Company[2]	Deposits	530	530	530	128	658
RAND Bio Science Co., Ltd.	Deposits	1,032	—	500	(300)	232
Wise Asset Management Co., Ltd.	Deposits	340	2,366	2,008	(2)	696
Built On Co., Ltd.[2]	Deposits	26	—	—	(19)	7
Food Factory Co., Ltd.	Deposits	1	—	—	67	68
Acts Co., Ltd.	Deposits	4	—	—	25	29
Paycoms Co., Ltd.	Deposits	—	—	—	1	1
Big Dipper Co., Ltd.	Deposits	473	—	—	(291)	182
APRO CO., LtD.	Deposits	—	—	—	2,201	2,201
Rainist Co., Ltd.	Deposits	—	—	—	1	1
Spark Biopharma Inc.[2]	Deposits	—	4,300	3,300	1,630	2,630
Stratio, Inc.	Deposits	—	—	—	516	516
KB IGen Private Equity Fund No. 1	Deposits	—	—	—	148	148

176

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB Pre IPO Secondary Venture Fund 1st	Deposits	2,690	2,000	4,000	425	1,115
POSCO-KB Shipbuilding Fund	Deposits	—	32,800	32,800	—	—
Inno Lending Co., Ltd. [2]	Deposits	41	—	—	(41)	—
Key management[3]	Deposits	6,179	6,605	5,140	475	8,119

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits that can deposit and withdraw frequently, are presented in net amounts.
[2]	Not considered to be the Bank’s related party as at December 31, 2019.
[3]	Includes details of lending transactions that occurred before they became related parties.

Significant contribution and collection arising from transactions with related parties for the year ended December 31, 2019, are as follows:

	2019
(In millions of Korean won)	Contribution	Collection and others
Subsidiaries
KB Wise Star Private Real Estate Feeder Fund 1	55,900	5,724
KB Multi-Asset Private Securities Fund S-1 (Bond Mixed-FoFs)[1]	—	235,095
KB Multi-Asset Private Securities Fund P-1 (Bond Mixed-FoFs)[1]	—	234,804
SAMSUNG KODEX 10Y F-LKTB INV ETF	399,624	327,414
KB Haeoreum private securities investment trust 83(Bond)	100,000	—
KB KBSTAR KTB 3Y Futures Inverse ETF	309,522	369,248
Kiwoom Frontier Private placement fund 10(Bond)	100,000	—
Woori Safe lified Private Trust S-8(Bond)	100,000	4,134
Mirae Asset Triumph Global Privately placed Feeder Investment Trust[1]	40,000	40,000
NH-Amundi Global investment Private Securities No.1 (USD)(Bond)	—	34,460
Meritz Private Real Estate fund No.9-2	13,273	1,691
AIP US Red Private Real Estate Trust No.10[1]	—	1,388
KB Leaders Private placement fund 10(Bond)[1]	200,000	200,108
KB Core Blind Private Estate Fund 1st	33,158	—
KB Global Private Real Estate Debt Fund 3rd (USD)	23,224	—
Parent’s subsidiaries
Hanbando BTL Private Special Asset Fund	—	21,563
Hope Sharing BTL Private Special Asset Fund	—	1,653
KB Intellectual Property Investment Association	—	182
KB Senior Loan Private Fund No.1	—	13,458
KB Evergreen Private Securities Fund 98(Bond)[1]	—	52,302
KB KBSTAR Mid-Long Term KTB Active ETF(Bond)	—	500
KB Onkookmin 2025 TDF Fund(FoFs)[1]	5,500	—
KB Onkookmin 2030 TDF Fund(FoFs)	5,500	—
KB Onkookmin 2035 TDF Fund(FoFs) [1]	—	2,289
KB Onkookmin 2045 TDF Fund(FoFs)	—	2,184
KB Star Office Private Investment Real Estate Investment Trust No. 4	—	1,713
KB Korea Short Term Premium Private Securities 4(USD)(Bond)[1]	—	48,050

177

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB Korea Short Term Premium Private Securities 5(USD)(Bond)[1]	92,776	211,053
KB Korea Short Term Premium Private Securities 10(USD)(Bond)	70,176	—
KB Global Core Bond Securities Master Fund(Bond)	30,000	22,220
KB Haeoreum private securities investment trust 96(Bond)[1]	—	50,656
KB New Renewable Energy Private Special Asset Fund 1	858	4
KB Mezzanine Private Securities Fund 3rd	22,000	—
Korate Bien Specialized Investment and Criminal Mortgage Trust No. 1	35,000	—
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No. 2	3,767	—
KB Global Infra Private Special Asset Fund No.5	1	—
KB Global Infra Private Special Asset Fund No.6	1	—
Associates
Korea Credit Bureau Co., Ltd.	—	135
Balhae Infrastructure Fund	592	6,855
KoFC KBIC Frontier Champ 2010-5 (PEF)[1]	—	138
KB GwS Private Securities Investment Trust	—	7,276
KB12-1 Venture Investment Partnership	—	3,400
Future Planning KB Start-up Creation Fund	—	4,400
KB Investment Association to Excellent Tech. Compony	—	6,950
Aju Good Technology Venture Fund	1,960	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	2,500	—
KB-TS Technology Venture Private Equity Fund	4,200	1,200
KB Digital Innovation & Growth New Technology Business Investment Fund	1,125	—
KB Intellectual Property Fund 2	6,000	—
KB Digital Innovation Growth New Technology Business Investment Association	24,500	—
KB-Brain KOSDAQ Scale-up Fund	7,000	—
KB Sprott Renewables No.1. Private Equity Fund	1,327	—
KB Global Platform Fund	19,500	—
KB-UTC Inno-Tech Venture Fund	300	—
Associates of Parent’s subsidiaries
KB Stone Bridge Secondary Private Equity Fund	4,040	1,060

[1]	Not considered to be the Bank’s related party as at December 31, 2019.

178

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Acceptances and guarantees and unused commitments to related parties as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Subsidiaries
KB Wise Star Private Real Estate Feeder Fund 1st	Purchase of securities	817	56,717
Structured entities	Loan commitment in Korean won	7,349	6,151
	Purchase of securities	1,597,600	1,349,500
Meritz Private Real Estate fund No.9-2	Purchase of securities	24,258	36,243
KB Core Blind Private Estate Fund 1st	Purchase of securities	66,842	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Loan commitment in Korean won	140,000	137,509
KB Investment Co., Ltd.	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	820,000	820,000
	Other commitments in Korean won	1,300,000	1,300,000
KB Insurance Co., Ltd.	Loan commitment in Korean won	20,000	—
KB Mezzanine Private Security Investment Trust No.2	Purchase of securities	11,141	11,141
KB Mezzanine Private Securities Fund 3rd	Purchase of securities	48,260	—
KB Senior Loan Private Fund No.1	Purchase of securities	3,770	3,770
KB New Renewable Energy Private Special Asset Fund 1	Purchase of securities	39,142	—
KB Europe Renewable Specialized Private Equity Private Asset Investment Trust No. 2	Purchase of securities	14,454	—
KB Global Infra Private Special Asset Fund No.5	Purchase of securities	24,999	—
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	24,999	—
Associates
Balhae Infrastructure Fund	Purchase of securities	7,327	10,453
Incheon Bridge Co., Ltd.	Loan commitment in Korean won	20,000	20,000
KoFC KBIC Frontier Champ 2010-5 (PEF)[1]	Purchase of securities	—	1,290
KB GwS Private Securities Investment Trust	Purchase of securities	876	876
KoFC POSCO HANWHA KB Shared Growth No.2 Private Equity Fund	Purchase of securities	10,040	10,040
Aju Good Technology Venture Fund	Purchase of securities	1,154	1,960

179

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

KB-KDBC Pre-IPO New Technology Business Investment Fund	Purchase of securities	—	2,500
KB-TS Technology Venture Private Equity Fund	Purchase of securities	3,180	7,380
KB digital Innovation&Growth New Technology Business Investment Fund	Purchase of securities	2,250	3,375
KB Intellectual Property Fund 2	Purchase of securities	6,000	12,000
KB Digital Innovation Investment Fund Limited partnership	Purchase of securities	2,800	27,300
KB-Brain KOSDAQ Scale-up Fund	Purchase of securities	9,000	16,000
KB Sprott Renewables No.1. Private Equity Fund	Purchase of securities	18,173	—
KB Global Platform Fund	Purchase of securities	30,500	—
KB-UTC Inno-Tech Venture Fund	Purchase of securities	14,700	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitment in Korean won	8,100	6,700
BNF Corporation Ltd.	Loan commitment in Korean won	360	—
KB Stone Bridge Secondary Private Equity Fund	Purchase of securities	15,960	—
Key management	Loan commitment in Korean won	564	894

[1]	Not considered to be the Bank’s related party as at December 31, 2019.

Acceptances and guarantees and unused commitments received from related parties as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019	2018
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	12,209	14,474
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	86,400	87,922

180

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Compensation to key management for the years ended December 31, 2019 and 2018, consists of:

(In millions of Korean won)	2019
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,833	49	1,594	3,476
Registered directors (non-executive)	402	—	—	402
Non-registered directors	5,767	213	4,235	10,215

	8,002	262	5,829	14,093

(In millions of Korean won)	2018
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,278	51	1,022	2,351
Registered directors (non-executive)	337	—	—	337
Non-registered directors	4,807	183	3,217	8,207

	6,422	234	4,239	10,895

Significant operating transactions occurring between the Bank and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collateral offered to related parties as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)		2019		2018
	Assets pledged[1]	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	50,471	50,000	62,006	62,000
KB Life Insurance Co., Ltd.	Securities	25,977	25,000	26,055	25,000
KB Insurance Co., Ltd.	Securities	49,990	50,000	50,000	50,000
[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

181

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

Collateral received from related parties as at December 31, 2019 and 2018, are as follows:

(In millions of Korean won)	Assets pledged as collateral[1]	2019	2018
Subsidiary
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	130,000	130,000
KB Core Blind Private Estate Fund 1st	Real estate	12,000	—
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	178,178
	Securities	27,948	20,000
	Real estate[2]	12,000	—
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	135,500	66,500
KB Credit Information Co., Ltd.	Time deposits and others	1,611	1,425
KB Star Office Private Real Estate Master Fund 3	Real estate	—	28,800
KB Star Office Private Real Estate Master Fund 4	Real estate	24,000	24,000
Key management	Time deposits and others	192	401
	Real estate	2,922	3,182

[1]	Collaterals related to lease contracts arising from operating activities between related parties are excluded.
[2]	Related to KB Wise Star Jongno Tower Real Estate Master Fund, a subsidiary of KB Securities Co., Ltd.

As at December 31, 2019, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, and management rights as senior collateral amounting to ~~W~~ 611,000 million to a financial syndicate that consists of the Bank and five other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders that consist of the Bank and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~ 400,000 million as collateral to a financial syndicate consisting of the Bank and five other institutions.

The amounts of debt securities purchased through KB securities Co., Ltd. are ~~W~~12,778,602 million and ~~W~~ 7,920,050 million for the years ended December 31, 2019 and 2018, respectively, and the amounts of debts securities sold through KB securities Co., Ltd. are ~~W~~7,799,397 million and ~~W~~ 3,835,245 million for the years ended December 31, 2019 and 2018, respectively. In addition, KB securities Co., Ltd. acquired ~~W~~ 2,120,000 million and ~~W~~ 160,000 million of bonds issued by the Bank for the years ended December 31, 2019 and 2018, respectively.

The amounts of intangible Assets purchased through KB Data System Co., Ltd. are ~~W~~37,004 million and ~~W~~ 17,831 million for the years ended December 31, 2019 and 2018, respectively.

The Bank has entered CLS(Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide USD 500 million in intraday liquidity under the terms of repayment on the day of payment.

The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the payables of the Bank before the spin-off date.

182

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2019 and 2018

41. Changes in accounting policies-adoption of Korean IFRS 1116 Leases

The Bank applied Korean IFRS 1116 retrospectively with recognizing the cumulative effect of initial adoption of the standard as at January 1, 2019. The Bank did not restate any comparative prior financial statements under the transitional provisions of Korean IFRS 1116. Therefore reclassification and adjustments under the new IFRS were recognized in the financial statements beginning on January 1, 2019

A lessee shall apply this standard to its leases either:

•	retrospectively to each prior reporting period presented applying Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors (Full retrospective application); or

•	retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

For leases previously classified as ‘finance leases’, the Bank recognized the carrying amount of the lease liabilities and lease liabilities immediately before transition as the carrying amount of the right-of-use asset and the lease liabilities at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date. The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application.

(In millions of Korean won)	January 1, 2019
Right-of-use asset
Operating lease commitments as at December 31, 2018[1]	352,178
Add : Financial leased asset recognized at December 31, 2018	26,082

Right-of use asset recognized as of the date of initial application	378,260
Lease liabilities
Operating lease commitments as at December 31, 2018	332,317
Discounted amount using the lessee’s incremental borrowing rate[2] at the date of initial application	319,037
Add : Financial leased liabilities recognized at December 31, 2018	8,065

Lease liabilities recognized as of the date of initial application	327,102

[1]	The amount included lease contract related provisions for asset retirement obligation and other assets/liabilities according to the adoption of Korean IFRS.
[2]	The weighted average incremental borrowing rate of interest is 2.18%.

The difference between the amount of the right-of-use asset and the lease liabilities is adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

The Bank did not need to make any adjustments to the accounting for assets held as lessor as a result of the adoption of Korean IFRS 1116.

42. Approval of Issuance of the Financial Statements

The issuance of the Bank’s separate financial statements as at and for the year ended December 31, 2019, was originally approved by the Board of Directors on February 5, 2020

183

Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the effectiveness of the Internal Control over Financial Reporting (“ICFR”) of Kookmin Bank (the “Bank”) as of December 31, 2019. The Bank’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of the ICFR and issue a report based on our review. The management’s report on the effectiveness of the ICFR of the Bank states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Bank’s ICFR, as at December 31, 2019, is designed and operating effectively, in all material respects, in conformity with the Best Practice Guideline”

Our review was conducted in accordance with the ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the effectiveness of the ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

A Bank’s ICFR is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Because of its inherent limitations, ICFR may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

184

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of the ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline.

Our review is based on the Bank’s ICFR as of December 31, 2019, and we did not review management’s assessment of its ICFR subsequent to December 31, 2019. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 5, 2020

185

Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholders, Board of Directors and Audit Committee of

Kookmin Bank

We, as the Chief Executive Officer (“CEO”) and the Internal Control over Financial Reporting(“ICFR”) Officer of Kookmin Bank (“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting for the year ended December 31, 2019.

The Company’s management, including ourselves, is responsible for designing and operating ICFR.

We assessed whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. We also conducted an assessment of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2019, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings, and we have reviewed and verified this report with sufficient care.

February 20, 2020

Yin Hur, Chief Executive Officer

Hwan Ju Lee Internal Control over Financial Reporting Officer

186